# Schwab Retirement Advantage Money Fund™
# Schwab Investor Money Fund™

*(formerly Schwab Retirement Money Fund®)*

**Semiannual Report**
June 30, 2006

*charles* SCHWAB

## In This Report



Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

Charles Schwab

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span>for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,℠ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.



**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

## The Investment Environment and the Funds

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. At the end of the six-month report period, the benchmark rate was up to 5.25%. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Nonetheless, higher short-term rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

In this market environment, our strategy was to position the funds for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our holdings of variable rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. In addition, we also purchased securities with longer maturities in order to add yield to the portfolios.

To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) in the mid to high 40-day range over the course of the reporting period. Keeping the WAM in this range provided the flexibility to adapt and respond to the changes in interest rates.

# Performance and Fund Facts as of 6/30/06

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

|  | Retirement Advantage Money Fund | Investor Money Fund |
|---|---|---|
| Ticker Symbol | SWIXX | SWRXX |
| **Seven-Day Yield** | 4.67%[1] | 4.56% |
| **Seven-Day Yield–No Waiver** | 4.54%[2] | n/a |
| **Seven-Day Effective Yield** | 4.78%[1] | 4.66% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

|  | Retirement Advantage Money Fund | Investor Money Fund |
|---|---|---|
| **Weighted Average Maturity** | 45 days | 47 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 |
| **Minimum Initial Investment**[3] | $25,000 | $1 *Retirement Plan Participants* $2,500 *Other Investors* |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Please see prospectus for further detail and eligibility requirements.

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab Retirement Advantage Money Fund™** | | | | |
| Actual Return | 0.49% | $1,000 | $1,021.31 | $2.46 |
| Hypothetical 5% Return | 0.49% | $1,000 | $1,022.36 | $2.46 |
| **Schwab Investor Money Fund™** | | | | |
| Actual Return | 0.66% | $1,000 | $1,020.53 | $3.31 |
| Hypothetical 5% Return | 0.66% | $1,000 | $1,021.52 | $3.31 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Schwab Retirement Advantage Money Fund™

## Financial Statements

**Financial Highlights**

|  | 1/1/06– 6/30/06* | 1/1/05– 12/31/05 | 1/1/04– 12/31/04 | 1/1/03– 12/31/03 | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.02 | 0.03 | 0.01 | 0.01 | 0.01 | 0.04 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.13[1] | 2.81 | 0.95 | 0.74 | 1.48 | 3.96 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.49[2] | 0.49 | 0.49 | 0.50 | 0.50 | 0.50 |
| Gross operating expenses | 0.63[2] | 0.63 | 0.63 | 0.63 | 0.63 | 0.66 |
| Net investment income | 4.27[2] | 2.75 | 0.94 | 0.75 | 1.46 | 3.83 |
| Net assets, end of period ($ x 1,000,000) | 672 | 571 | 680 | 766 | 907 | 797 |

* Unaudited.

[1] Not annualized.

[2] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 72.4% | Fixed-Rate Obligations | 486,774 | 486,774 |
| 13.9% | Variable-Rate Obligations | 93,330 | 93,330 |
| 13.3% | Other Investments | 89,245 | 89,245 |
| 99.6% | Total Investments | 669,349 | 669,349 |
| 0.4% | Other Assets and Liabilities | | 2,547 |
| 100.0% | Net Assets | | 671,896 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 72.4% of net assets** | | |
| **Bank Notes 2.7%** | | |
| **Bank of America, N.A.** | | |
| 5.10%, 07/21/06 | 1,000 | 1,000 |
| 5.05%, 07/25/06 | 6,000 | 6,000 |
| 5.08%, 08/04/06 | 6,000 | 6,000 |
| 5.11%, 08/14/06 | 5,000 | 5,000 |
| | | 18,000 |
| **Certificates of Deposit 7.7%** | | |
| **Australia & New Zealand Banking Group Ltd.** | | |
| 5.15%, 10/04/06 | 3,000 | 3,000 |
| **Barclays Bank PLC** | | |
| 5.03%, 07/18/06 | 5,000 | 5,000 |
| 5.12%, 07/25/06 | 7,000 | 7,000 |
| 4.26%, 04/05/07 | 5,000 | 5,000 |
| **BNP Paribas** | | |
| 4.83%, 07/21/06 | 1,000 | 1,000 |
| 5.09%, 10/03/06 | 1,000 | 1,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.55%, 12/04/06 | 1,000 | 996 |
| **Citibank, N.A.** | | |
| 5.13%, 08/11/06 | 3,000 | 3,000 |
| 5.13%, 08/17/06 | 3,000 | 3,000 |
| 5.17%, 08/24/06 | 5,000 | 5,000 |
| 5.20%, 08/31/06 | 1,000 | 1,000 |
| 5.40%, 09/20/06 | 6,000 | 6,000 |
| **Credit Agricole S.A.** | | |
| 5.03%, 09/29/06 | 3,000 | 3,000 |
| **Credit Suisse** | | |
| 4.66%, 07/03/06 | 3,000 | 3,000 |
| 5.01%, 07/14/06 | 2,000 | 2,000 |
| **Deutsche Bank, AG** | | |
| 4.62%, 10/26/06 | 5,000 | 5,000 |
| 4.85%, 01/26/07 | 2,000 | 2,000 |
| 5.01%, 02/09/07 | 1,000 | 1,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.25%, 03/20/07 | 5,000 | 4,994 |
| **First Tennessee Bank, N.A.** | | |
| 5.08%, 07/28/06 | 2,000 | 2,000 |
| **Landesbank Baden-Wurttemberg** | | |
| 5.49%, 12/20/06 | 6,000 | 6,000 |
| **Mitsubishi UFJ Trust & Banking Corp.** | | |
| 5.01%, 09/07/06 | 2,000 | 2,000 |
| **Mizuho Corp. Bank Ltd.** | | |
| 4.85%, 07/14/06 | 2,000 | 2,000 |
| 5.29%, 09/13/06 | 3,000 | 3,000 |
| 5.19%, 10/25/06 | 1,000 | 1,000 |
| **San Paolo IMI SpA** | | |
| 4.62%, 07/06/06 | 5,000 | 5,000 |
| **Skandinaviska Enskilda Banken AB** | | |
| 5.17%, 07/14/06 | 6,000 | 6,000 |
| **Toronto Dominion Bank** | | |
| 5.34%, 12/01/06 | 1,000 | 1,000 |
| **Unicredito Italiano SpA** | | |
| 5.16%, 08/10/06 | 2,000 | 2,000 |
| 5.30%, 09/15/06 | 5,000 | 5,000 |
| 5.23%, 11/20/06 | 3,000 | 3,000 |
| 5.53%, 12/27/06 | 1,000 | 1,000 |
| **Washington Mutual Bank** | | |
| 5.22%, 11/15/06 | 4,000 | 4,000 |
| **Wells Fargo Bank** | | |
| 5.20%, 07/28/06 | 7,000 | 7,000 |
| 5.19%, 07/31/06 | 2,000 | 2,000 |
| **Wilmington Trust Co.** | | |
| 4.99%, 09/06/06 | 5,000 | 5,000 |
| | | **118,990** |

### Commercial Paper & Other Corporate Obligations 51.1%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Ab Spintab** | | |
| 5.16%, 07/31/06 | 4,000 | 3,983 |
| **Alliance & Leicester, PLC** | | |
| 5.00%, 09/21/06 *(c)* | 4,000 | 3,956 |
| **Amstel Funding Corp.** | | |
| 5.00%, 07/10/06 *(b)(c)* | 1,000 | 999 |
| 5.19%, 07/17/06 *(b)(c)* | 2,043 | 2,038 |
| 5.48%, 09/26/06 *(b)(c)* | 2,000 | 1,974 |
| **Amsterdam Funding Corp.** | | |
| 5.18%, 07/18/06 *(a)(b)(c)* | 2,000 | 1,995 |
| 5.18%, 07/24/06 *(a)(b)(c)* | 1,000 | 997 |
| 5.25%, 09/06/06 *(a)(b)(c)* | 3,000 | 2,971 |
| **Aquinas Funding, L.L.C.** | | |
| 5.39%, 09/18/06 *(a)(b)(c)* | 1,000 | 988 |
| 5.25%, 11/20/06 *(a)(b)(c)* | 2,000 | 1,960 |
| **ASAP Funding Ltd.** | | |
| 5.11%, 08/01/06 *(a)(b)(c)* | 4,000 | 3,983 |
| **Atlantic Asset Securitization Corp.** | | |
| 5.40%, 08/28/06 *(a)(b)(c)* | 3,000 | 2,974 |
| **Atlantis One Funding Corp.** | | |
| 4.81%, 08/07/06 *(b)(c)* | 4,000 | 3,981 |
| 5.26%, 09/07/06 *(b)(c)* | 3,000 | 2,971 |
| 5.03%, 09/28/06 *(b)(c)* | 1,000 | 988 |
| 5.11%, 10/04/06 *(b)(c)* | 2,000 | 1,974 |
| 5.23%, 11/13/06 *(b)(c)* | 4,000 | 3,924 |
| 5.30%, 02/02/07 *(b)(c)* | 1,000 | 969 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 8,000 | 7,983 |
| 5.20%, 09/01/06 | 11,000 | 10,903 |
| **Bank of Ireland** | | |
| 4.86%, 08/09/06 *(c)* | 4,000 | 3,979 |
| **Bear Stearns Companies, Inc.** | | |
| 4.88%, 08/14/06 | 2,000 | 1,988 |
| 5.02%, 09/13/06 | 4,000 | 3,960 |
| **Beta Finance, Inc.** | | |
| 5.10%, 07/12/06 *(b)(c)* | 3,000 | 2,995 |
| **Blue Spice, L.L.C.** | | |
| 5.10%, 08/04/06 *(a)(b)(c)(d)* | 2,000 | 1,990 |
| **CBA (Delaware) Finance, Inc.** | | |
| 4.93%, 08/02/06 *(a)* | 2,000 | 1,991 |
| **CC (USA), Inc.** | | |
| 5.01%, 07/12/06 *(b)(c)* | 1,000 | 998 |
| 4.88%, 08/15/06 *(b)(c)* | 1,000 | 994 |

*See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.42%, 09/22/06 (b)(c) | 2,000 | 1,975 |
| 5.25%, 11/22/06 (b)(c) | 2,000 | 1,959 |
| **Citigroup Funding, Inc.** | | |
| 5.10%, 08/01/06 (a) | 4,000 | 3,983 |
| 5.36%, 09/13/06 (a) | 3,000 | 2,967 |
| 5.03%, 09/21/06 (a) | 4,000 | 3,955 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.25%, 07/18/06 (a)(b)(c) | 9,000 | 8,978 |
| 5.04%, 07/20/06 (a)(b)(c) | 1,000 | 997 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.09%, 07/07/06 (a)(b)(c) | 4,000 | 3,997 |
| 5.39%, 09/18/06 (a)(b)(c) | 1,000 | 988 |
| **Crown Point Capital Co., L.L.C.** | | |
| 5.30%, 10/20/06 (a)(b)(c) | 5,000 | 4,920 |
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/07/06 (b)(c) | 2,000 | 1,998 |
| 5.26%, 07/24/06 (b)(c) | 5,000 | 4,983 |
| 5.41%, 09/21/06 (b)(c) | 2,000 | 1,976 |
| **Danske Corp.** | | |
| 5.10%, 07/20/06 (a)(c) | 1,000 | 997 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 (a) | 6,000 | 5,970 |
| **Dorada Finance, Inc.** | | |
| 5.42%, 08/31/06 (b)(c) | 2,000 | 1,982 |
| 5.26%, 09/11/06 (b)(c) | 1,000 | 990 |
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.24%, 11/14/06 (a)(b)(c) | 1,322 | 1,296 |
| 5.34%, 11/28/06 (a)(b)(c) | 4,000 | 3,913 |
| **Fairway Finance Co., L.L.C.** | | |
| 5.58%, 12/21/06 (a)(b)(c) | 2,000 | 1,948 |
| **Five Finance, Inc.** | | |
| 5.09%, 07/28/06 (b)(c) | 2,000 | 1,992 |
| 5.48%, 09/15/06 (b)(c) | 1,000 | 989 |
| **Galaxy Funding, Inc.** | | |
| 5.06%, 07/26/06 (b)(c) | 1,000 | 997 |
| 5.27%, 09/11/06 (b)(c) | 3,000 | 2,969 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **General Electric Capital Corp.** | | |
| 4.37%, 07/06/06 | 9,000 | 8,995 |
| 5.00%, 07/17/06 | 3,000 | 2,993 |
| 4.62%, 08/03/06 | 2,000 | 1,992 |
| **General Electric Capital Services** | | |
| 4.65%, 08/02/06 | 3,000 | 2,988 |
| 4.66%, 08/11/06 | 1,000 | 995 |
| 4.73%, 09/15/06 | 2,000 | 1,981 |
| **Grampian Funding, L.L.C.** | | |
| 5.02%, 09/19/06 (a)(b)(c) | 1,000 | 989 |
| 5.53%, 12/18/06 (a)(b)(c) | 3,000 | 2,924 |
| **HBOS Treasury Services, PLC** | | |
| 5.03%, 07/18/06 (a) | 3,000 | 2,993 |
| 5.05%, 07/19/06 (a) | 5,000 | 4,988 |
| **HSBC U.S.A., Inc.** | | |
| 5.22%, 11/10/06 | 1,500 | 1,472 |
| 5.22%, 11/13/06 | 2,000 | 1,962 |
| **HSH Nordbanken, AG** | | |
| 5.06%, 07/26/06 | 2,000 | 1,993 |
| **ING (U.S.) Funding, L.L.C.** | | |
| 5.09%, 09/18/06 (a) | 1,000 | 989 |
| **Irish Life & Permanent, PLC** | | |
| 5.31%, 08/21/06 (c) | 2,000 | 1,985 |
| **IXIS Commercial Paper Corp.** | | |
| 4.98%, 09/08/06 (a)(c) | 2,000 | 1,981 |
| **Jupiter Securitization Corp.** | | |
| 5.08%, 07/07/06 (a)(b)(c) | 4,000 | 3,997 |
| **K2 (USA), L.L.C.** | | |
| 4.99%, 09/08/06 (b)(c) | 1,000 | 991 |
| 5.02%, 09/12/06 (b)(c) | 1,000 | 990 |
| 5.39%, 09/18/06 (b)(c) | 1,000 | 988 |
| **Lexington Parker Capital Co., L.L.C.** | | |
| 5.09%, 07/25/06 (a)(b)(c) | 2,000 | 1,993 |
| 5.27%, 09/12/06 (a)(b)(c) | 1,000 | 989 |
| 5.42%, 09/19/06 (a)(b)(c) | 1,000 | 988 |
| 5.08%, 10/05/06 (a)(b)(c) | 2,000 | 1,974 |
| 5.28%, 11/15/06 (a)(b)(c) | 4,000 | 3,922 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Mane Funding Corp.** | | |
| 5.16%, 08/17/06 *(b)(c)* | 2,000 | 1,987 |
| 5.27%, 09/12/06 *(b)(c)* | 7,000 | 6,926 |
| **Merrill Lynch & Co., Inc.** | | |
| 5.27%, 07/05/06 | 5,000 | 4,997 |
| **Mont Blanc Capital Corp.** | | |
| 5.03%, 07/14/06 *(a)(b)(c)* | 4,000 | 3,993 |
| **Morgan Stanley** | | |
| 5.29%, 07/11/06 | 3,000 | 2,996 |
| 5.30%, 07/19/06 | 9,000 | 8,976 |
| **Nationwide Building Society** | | |
| 5.11%, 07/24/06 | 2,000 | 1,994 |
| **Nieuw Amsterdam Receivables Corp.** | | |
| 4.96%, 07/03/06 *(a)(b)(c)* | 2,000 | 1,999 |
| 5.11%, 07/10/06 *(a)(b)(c)* | 1,948 | 1,946 |
| **Northern Rock PLC** | | |
| 5.20%, 08/28/06 | 2,000 | 1,983 |
| **Park Avenue Receivables Co., L.L.C.** | | |
| 5.12%, 07/10/06 *(a)(b)(c)* | 9,000 | 8,988 |
| 5.14%, 07/12/06 *(a)(b)(c)* | 2,000 | 1,997 |
| **Park Granada, L.L.C.** | | |
| 4.97%, 07/05/06 *(b)(c)* | 2,000 | 1,999 |
| 5.09%, 07/05/06 *(b)(c)* | 3,000 | 2,998 |
| **Picaros Funding, L.L.C.** | | |
| 4.81%, 08/03/06 *(a)(b)(c)* | 1,909 | 1,901 |
| 5.03%, 09/25/06 *(a)(b)(c)* | 1,000 | 988 |
| 5.04%, 09/25/06 *(a)(b)(c)* | 3,000 | 2,965 |
| **Preferred Receivables Funding Corp.** | | |
| 5.19%, 07/28/06 *(a)(b)(c)* | 2,000 | 1,992 |
| **Scaldis Capital, Ltd.** | | |
| 5.12%, 08/09/06 *(a)(b)(c)* | 6,000 | 5,967 |
| 5.20%, 08/31/06 *(a)(b)(c)* | 6,000 | 5,948 |
| 5.30%, 09/13/06 *(a)(b)(c)* | 1,367 | 1,352 |
| **Sigma Finance, Inc.** | | |
| 5.11%, 07/26/06 *(b)(c)* | 5,000 | 4,982 |
| 4.98%, 09/05/06 *(b)(c)* | 1,000 | 991 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 5.25%, 11/20/06 *(b)(c)* | 5,000 | 4,899 |
| 5.34%, 12/01/06 *(b)(c)* | 1,000 | 978 |
| **Societe Generale North America, Inc.** | | |
| 5.00%, 07/11/06 *(a)* | 3,000 | 2,996 |
| 5.25%, 11/20/06 *(a)* | 1,000 | 980 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.10%, 07/11/06 *(a)(b)(c)* | 3,000 | 2,996 |
| **Ticonderoga Funding, L.L.C.** | | |
| 5.26%, 07/17/06 *(a)(b)(c)* | 2,251 | 2,246 |
| **UBS Finance (Delaware), Inc.** | | |
| 5.12%, 07/10/06 *(a)* | 8,000 | 7,990 |
| 5.29%, 07/13/06 *(a)* | 10,000 | 9,982 |
| 5.15%, 07/26/06 *(a)* | 4,000 | 3,986 |
| **Westpac Banking Corp.** | | |
| 5.43%, 09/29/06 *(c)* | 4,000 | 3,947 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.19%, 08/07/06 *(b)(c)* | 1,000 | 995 |
| **White Pine Finance, L.L.C.** | | |
| 5.10%, 08/02/06 *(b)(c)* | 3,000 | 2,987 |
| 5.16%, 08/08/06 *(b)(c)* | 1,000 | 995 |
| **Windmill Funding Corp.** | | |
| 5.18%, 07/17/06 *(a)(b)(c)* | 1,300 | 1,297 |
| 5.17%, 08/02/06 *(a)(b)(c)* | 7,000 | 6,968 |
| | | **343,284** |
| **Promissory Notes 0.9%** | | |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 *(d)* | 4,000 | 4,000 |
| 5.18%, 12/19/06 *(d)* | 2,500 | 2,500 |
| | | **6,500** |

**Variable-Rate Obligations 13.9% of net assets**

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Bear Stearns Companies, Inc.** | | |
| 5.25%, 07/21/06 | 1,000 | 1,000 |
| **BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama** | | |
| 5.46%, 07/06/06 *(a)* | 1,895 | 1,895 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **BNP Paribas** | | |
| 5.30%, 07/05/06 | 8,000 | 7,999 |
| 5.11%, 07/10/06 | 5,000 | 4,999 |
| 5.30%, 08/02/06 | 5,000 | 4,999 |
| **CC (USA), Inc.** | | |
| 5.21%, 07/17/06 (b)(c) | 6,000 | 6,002 |
| **City of New Britain, Connecticut** | | |
| 5.38%, 07/06/06 (a) | 2,800 | 2,800 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.29%, 07/27/06 (a)(b)(c) | 5,000 | 5,000 |
| **Five Finance, Inc.** | | |
| 5.16%, 07/17/06 (b)(c) | 1,000 | 1,000 |
| **K2 (USA), L.L.C.** | | |
| 5.13%, 07/10/06 (b)(c) | 3,000 | 3,000 |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | |
| 5.31%, 08/02/06 (b)(c) | 2,000 | 2,000 |
| **Links Finance, L.L.C.** | | |
| 5.18%, 07/17/06 (b)(c) | 6,000 | 6,000 |
| **LoanStar Assets Partners II, L.P.** | | |
| 5.37%, 07/06/06 (a) | 5,000 | 5,000 |
| **New York City IDA** | | |
| 5.40%, 07/06/06 (a) | 155 | 155 |
| **Nordea Bank Finland, PLC** | | |
| 5.05%, 07/03/06 | 2,000 | 2,000 |
| **Palm Springs, California** | | |
| 5.35%, 07/06/06 (a) | 8,000 | 8,000 |
| **Royal Bank of Canada** | | |
| 5.06%, 07/03/06 | 9,000 | 8,998 |
| **Royal Bank Scotland, PLC** | | |
| 5.25%, 07/24/06 | 7,000 | 6,999 |
| **Sigma Finance, Inc.** | | |
| 5.11%, 07/06/06 (b)(c) | 1,000 | 1,000 |
| 5.16%, 07/17/06 (b)(c) | 3,000 | 3,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.30%, 07/24/06 | 5,000 | 5,000 |
| **Wachovia Asset Securitization, Inc.** | | |
| 5.31%, 07/25/06 (a)(b)(c) | 1,484 | 1,484 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Whistlejacket Capital, L.L.C.** | | |
| 5.22%, 07/20/06 (b)(c) | 2,000 | 2,000 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/12/06 (b)(c) | 3,000 | 3,000 |
| | | 93,330 |

### Other Investments 13.3% of net assets

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Repurchase Agreements 13.3%** | | |
| **Credit Suisse Securities (USA), L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $80,833 5.25%, issued 06/30/06, due 07/03/06 | 79,279 | 79,245 |
| **Deutsche Bank Securities, Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $10,200 5.30%, issued 06/27/06, due 07/05/06 | 10,012 | 10,000 |
| | | 89,245 |

End of Investments.

At 6/30/06, the cost of the fund's investments was $669,349.

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:** | | |
| **Blue Spice, L.L.C.** | | |
| 5.10%, 05/02/06, 08/04/06 | 2,000 | 1,990 |
| **The Goldman Sachs Group Inc.** | | |
| 4.98%, 02/03/06, 10/30/06 | 4,000 | 4,000 |
| 5.18%, 03/24/06, 12/19/06 | 2,500 | 2,500 |

## Portfolio Holdings (Unaudited) continued

*(a)* Credit-enhanced security

*(b)* Asset-backed security

*(c)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $247,866 or 36.9% of net assets.

*(d)* Illiquid and/or restricted security

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $580,104 |
| Repurchase agreements, at cost and value | 89,245 |
| Receivables: | |
| Fund shares sold | 6,466 |
| Interest | 1,721 |
| Prepaid expenses | + 56 |
| **Total assets** | **677,592** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 4,376 |
| Dividends to shareholders | 1,276 |
| Investment adviser and administrator fees | 14 |
| Transfer agent and shareholder services fees | 12 |
| Trustees' fees | 3 |
| Accrued expenses | + 15 |
| **Total liabilities** | **5,696** |

### Net Assets

| | |
|---|---|
| Total assets | 677,592 |
| Total liabilities | - 5,696 |
| **Net assets** | **$671,896** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 671,896 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $671,896 | | 671,954 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

| | | |
|---|---|---|
| **Investment Income** | | |
| Interest | | **$14,444** |
| **Expenses** | | |
| Investment adviser and administrator fees | | 1,154 |
| Transfer agent and shareholder service fees | | 668 |
| Trustees' fees | | 10 |
| Custodian fees | | 17 |
| Portfolio accounting fees | | 16 |
| Professional fees | | 12 |
| Registration fees | | 27 |
| Shareholder reports | | 4 |
| Other expenses | + | 3 |
| Total expenses | | 1,911 |
| Expense reduction | - | 423 |
| **Net expenses** | | **1,488** |
| **Increase in Net Assets from Operations** | | |
| **Total investment income** | | 14,444 |
| **Net expenses** | - | 1,488 |
| **Net investment income** | | **12,956** |
| **Increase in net assets from operations** | | **$12,956** |

*See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

|  | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
| --- | --- | --- |
| Net investment income | $12,956 | $17,635 |
| **Increase in net assets from operations** | **12,956** | **17,635** |

### Distributions Paid

|  |  |  |
| --- | --- | --- |
| Dividends from net investment income | 12,956 | 17,635 |

### Transactions in Fund Shares*

|  |  |  |
| --- | --- | --- |
| Shares sold | 279,960 | 328,145 |
| Shares reinvested | 11,371 | 17,297 |
| Shares redeemed  + | (190,495) | (454,550) |
| **Net transactions in fund shares** | **100,836** | **(109,108)** |

### Net Assets

|  |  |  |
| --- | --- | --- |
| Beginning of period | 571,060 | 680,168 |
| Total increase or decrease  + | 100,836 | (109,108) |
| **End of period** | **$671,896** | **$571,060** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

# Schwab Investor Money Fund™

## Financial Statements

### Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.02 | 0.03 | 0.01 | 0.01 | 0.01 | 0.04 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.05[1] | 2.63 | 0.77 | 0.58 | 1.30 | 3.75 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.66[2] | 0.67 | 0.66 | 0.66 | 0.68 | 0.70 |
| Gross operating expenses | 0.66[2] | 0.67 | 0.66 | 0.66 | 0.68 | 0.70 |
| Net investment income | 4.15[2] | 2.61 | 0.76 | 0.58 | 1.28 | 3.61 |
| Net assets, end of period ($ x 1,000,000) | 1,002 | 521 | 492 | 578 | 566 | 515 |

* Unaudited.
[1] Not annualized.
[2] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 77.7% | Fixed-Rate Obligations | 778,248 | 778,248 |
| 9.2% | Variable-Rate Obligations | 91,575 | 91,575 |
| 12.7% | Other Investments | 127,453 | 127,453 |
| 99.6% | Total Investments | 997,276 | 997,276 |
| 0.4% | Other Assets and Liabilities | | 4,286 |
| 100.0% | Net Assets | | 1,001,562 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 77.7% of net assets** | | |
| **Bank Notes 2.0%** | | |
| **Bank of America, N.A.** | | |
| 5.05%, 07/25/06 | 17,000 | 17,000 |
| 5.08%, 08/04/06 | 3,000 | 3,000 |
| | | 20,000 |
| **Certificates of Deposit 19.2%** | | |
| **Banca Intesa** | | |
| 5.49%, 09/29/06 | 9,000 | 9,000 |
| **Banco Bilbao Vizcaya Argentaria S.A.** | | |
| 5.20%, 08/11/06 | 3,000 | 3,000 |
| 5.15%, 08/21/06 | 10,000 | 10,000 |
| **Bank of Tokyo - Mitsubishi UFJ, Ltd.** | | |
| 5.16%, 08/01/06 | 7,000 | 7,000 |
| **Barclays Bank PLC** | | |
| 5.12%, 08/09/06 | 2,000 | 2,000 |
| 4.26%, 04/05/07 | 2,000 | 2,000 |
| **BNP Paribas** | | |
| 4.83%, 07/21/06 | 2,000 | 2,000 |
| 4.98%, 07/31/06 | 2,000 | 2,000 |
| 5.09%, 10/03/06 | 5,000 | 5,000 |
| **Calyon** | | |
| 5.27%, 10/10/06 | 10,000 | 10,000 |
| **Citibank, N.A.** | | |
| 5.13%, 08/11/06 | 2,000 | 2,000 |
| 5.13%, 08/15/06 | 9,000 | 9,000 |
| 5.13%, 08/17/06 | 1,000 | 1,000 |
| 5.17%, 08/24/06 | 1,000 | 1,000 |
| 5.20%, 08/31/06 | 2,000 | 2,000 |
| 5.37%, 09/18/06 | 1,000 | 1,000 |
| 5.40%, 09/20/06 | 2,000 | 2,000 |
| **Credit Agricole S.A.** | | |
| 5.03%, 09/29/06 | 1,000 | 1,000 |
| **Credit Suisse** | | |
| 5.01%, 07/14/06 | 3,000 | 3,000 |
| 5.39%, 08/31/06 | 11,000 | 11,000 |
| 5.11%, 10/02/06 | 3,000 | 3,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Deutsche Bank, AG** | | |
| 4.62%, 10/26/06 | 3,000 | 3,000 |
| 4.85%, 01/26/07 | 2,000 | 2,000 |
| 5.01%, 02/09/07 | 1,000 | 1,000 |
| **First Tennessee Bank, N.A.** | | |
| 5.08%, 07/28/06 | 5,000 | 5,000 |
| **Landesbank Baden-Wurttemberg** | | |
| 5.46%, 09/26/06 | 1,000 | 1,000 |
| 5.49%, 12/20/06 | 8,000 | 8,000 |
| **Mitsubishi UFJ Trust & Banking Corp.** | | |
| 5.57%, 12/27/06 | 3,000 | 3,000 |
| **Mizuho Corp. Bank Ltd.** | | |
| 4.85%, 07/14/06 | 2,000 | 2,000 |
| 5.14%, 08/08/06 | 1,000 | 1,000 |
| 5.29%, 09/13/06 | 5,000 | 5,000 |
| **Morgan Stanley Bank** | | |
| 5.28%, 07/26/06 | 5,000 | 5,000 |
| **San Paolo IMI SpA** | | |
| 5.07%, 09/29/06 | 9,000 | 9,000 |
| **Skandinaviska Enskilda Banken AB** | | |
| 5.17%, 07/14/06 | 3,000 | 3,000 |
| **Sumitomo Mitsui Banking Corp.** | | |
| 5.29%, 07/25/06 | 4,000 | 4,000 |
| 5.47%, 09/27/06 | 2,000 | 2,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.02%, 09/11/06 | 4,000 | 4,000 |
| **Svenska Handelsbanken AB** | | |
| 5.20%, 08/14/06 | 5,000 | 5,000 |
| **Toronto Dominion Bank** | | |
| 5.13%, 08/16/06 | 3,000 | 3,000 |
| 5.16%, 09/05/06 | 7,000 | 7,000 |
| **Unicredito Italiano SpA** | | |
| 5.24%, 09/08/06 | 7,000 | 7,000 |

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.30%, 09/15/06 | 5,000 | 5,000 |
| 5.48%, 12/19/06 | 3,000 | 3,000 |
| **US Bank, N.A.** | | |
| 4.94%, 07/07/06 | 2,000 | 2,000 |
| **Washington Mutual Bank** | | |
| 5.22%, 11/15/06 | 6,000 | 6,000 |
| **Wells Fargo Bank, N.A.** | | |
| 5.19%, 07/31/06 | 8,000 | 8,000 |
| | | **192,000** |

### Commercial Paper & Other Corporate Obligations 55.0%

| | | |
|---|---|---|
| **AB Spintab** | | |
| 4.98%, 07/06/06 | 2,000 | 1,999 |
| 5.15%, 08/04/06 | 1,200 | 1,194 |
| 5.48%, 09/27/06 | 1,000 | 987 |
| **Alliance & Leicester, PLC** | | |
| 4.85%, 07/13/06 *(c)* | 1,481 | 1,479 |
| 5.23%, 09/01/06 *(c)* | 1,000 | 991 |
| 4.99%, 09/06/06 *(c)* | 2,000 | 1,982 |
| **Amstel Funding Corp.** | | |
| 5.18%, 08/14/06 *(b)(c)* | 4,000 | 3,975 |
| 5.14%, 08/15/06 *(b)(c)* | 1,000 | 994 |
| 5.20%, 08/29/06 *(b)(c)* | 3,000 | 2,975 |
| **Amsterdam Funding Corp.** | | |
| 5.28%, 07/20/06 *(a)(b)(c)* | 2,000 | 1,994 |
| 5.18%, 07/24/06 *(a)(b)(c)* | 1,000 | 997 |
| 5.25%, 09/06/06 *(a)(b)(c)* | 4,000 | 3,961 |
| **Anglo Irish Bank Corp., PLC** | | |
| 5.19%, 08/29/06 *(c)* | 1,000 | 992 |
| **ANZ (Delaware), Inc.** | | |
| 4.99%, 07/12/06 *(a)* | 1,225 | 1,223 |
| 5.23%, 10/19/06 *(a)* | 2,000 | 1,969 |
| **Aquinas Funding, L.L.C.** | | |
| 5.32%, 07/28/06 *(a)(b)(c)* | 1,000 | 996 |
| 5.10%, 08/01/06 *(a)(b)(c)* | 2,000 | 1,991 |
| 5.19%, 08/28/06 *(a)(b)(c)* | 1,000 | 992 |
| **ASAP Funding Ltd.** | | |
| 5.12%, 07/07/06 *(a)(b)(c)* | 4,000 | 3,997 |
| 5.12%, 08/02/06 *(a)(b)(c)* | 2,000 | 1,991 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Atlantic Asset Securitization, L.L.C.** | | |
| 5.27%, 07/21/06 *(a)(b)(c)* | 7,000 | 6,980 |
| 5.33%, 09/12/06 *(a)(b)(c)* | 4,000 | 3,957 |
| **Atlantis One Funding Corp.** | | |
| 5.09%, 08/01/06 *(b)(c)* | 5,000 | 4,978 |
| 5.18%, 08/25/06 *(b)(c)* | 2,000 | 1,984 |
| 5.00%, 09/20/06 *(b)(c)* | 6,000 | 5,934 |
| 5.03%, 09/22/06 *(b)(c)* | 1,000 | 989 |
| 5.03%, 09/28/06 *(b)(c)* | 1,000 | 988 |
| 5.18%, 11/02/06 *(b)(c)* | 1,000 | 983 |
| 5.51%, 12/20/06 *(b)(c)* | 3,000 | 2,923 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 5,000 | 4,989 |
| 5.09%, 07/17/06 | 1,900 | 1,896 |
| 5.20%, 09/01/06 | 5,000 | 4,956 |
| 5.28%, 09/13/06 | 2,000 | 1,979 |
| 5.50%, 12/18/06 | 3,000 | 2,924 |
| **Bank of Ireland** | | |
| 4.86%, 08/09/06 *(c)* | 4,000 | 3,979 |
| **Barclays U. S. Funding Corp.** | | |
| 5.18%, 08/23/06 *(a)* | 6,000 | 5,955 |
| **Bear Stearns Companies, Inc.** | | |
| 5.40%, 09/19/06 | 10,000 | 9,881 |
| 5.44%, 09/21/06 | 1,000 | 988 |
| **Beta Finance Inc.** | | |
| 4.97%, 07/10/06 *(b)(c)* | 2,000 | 1,998 |
| **Blue Spice, L.L.C.** | | |
| 5.29%, 07/20/06 *(a)(b)(c)(d)* | 2,000 | 1,994 |
| **Cancara Asset Securitization, L.L.C.** | | |
| 5.29%, 07/24/06 *(a)(b)(c)* | 1,000 | 997 |
| 5.20%, 08/11/06 *(a)(b)(c)* | 1,000 | 994 |
| 5.18%, 08/22/06 *(a)(b)(c)* | 5,000 | 4,963 |
| **CBA (Delaware) Finance, Inc.** | | |
| 4.93%, 08/02/06 *(a)* | 5,000 | 4,979 |
| **CC (USA), Inc.** | | |
| 4.94%, 07/03/06 *(b)(c)* | 2,000 | 1,999 |
| 5.18%, 08/28/06 *(b)(c)* | 2,000 | 1,984 |
| 5.27%, 09/11/06 *(b)(c)* | 3,000 | 2,969 |
| 5.28%, 09/14/06 *(b)(c)* | 2,000 | 1,978 |
| **Chariot Funding, L.L.C.** | | |
| 5.09%, 07/07/06 *(a)(b)(c)* | 3,000 | 2,997 |
| 5.29%, 07/20/06 *(a)(b)(c)* | 2,000 | 1,994 |
| **Citigroup Funding, Inc.** | | |
| 5.09%, 07/10/06 *(a)* | 2,000 | 1,998 |
| 5.12%, 08/02/06 *(a)* | 5,000 | 4,978 |
| 5.11%, 08/03/06 *(a)* | 3,000 | 2,986 |
| 5.36%, 09/13/06 *(a)* | 9,000 | 8,902 |
| 5.03%, 09/21/06 *(a)* | 10,000 | 9,888 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.25%, 07/18/06 *(a)(b)(c)* | 13,000 | 12,968 |
| 5.04%, 07/20/06 *(a)(b)(c)* | 1,000 | 997 |
| 5.29%, 07/27/06 *(a)(b)(c)* | 1,000 | 996 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.11%, 07/07/06 *(a)(b)(c)* | 6,000 | 5,995 |
| 5.15%, 07/14/06 *(a)(b)(c)* | 2,000 | 1,996 |
| 5.39%, 09/18/06 *(a)(b)(c)* | 4,000 | 3,953 |
| **Crown Point Capital Co., L.L.C.** | | |
| 5.12%, 08/08/06 *(a)(b)(c)* | 2,000 | 1,989 |
| 5.31%, 09/14/06 *(a)(b)(c)* | 5,000 | 4,945 |
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/07/06 *(b)(c)* | 5,000 | 4,996 |
| 5.28%, 07/20/06 *(b)(c)* | 5,000 | 4,986 |
| 5.32%, 07/27/06 *(b)(c)* | 1,000 | 996 |
| 5.11%, 08/02/06 *(b)(c)* | 7,500 | 7,466 |
| 5.12%, 08/09/06 *(b)(c)* | 5,000 | 4,973 |
| 5.30%, 09/14/06 *(b)(c)* | 3,000 | 2,967 |
| **Danske Corp.** | | |
| 5.00%, 09/25/06 *(a)(c)* | 2,000 | 1,977 |
| 5.23%, 10/23/06 *(a)(c)* | 7,000 | 6,887 |
| **Deutsche Bank Financial, L.L.C.** | | |
| 4.95%, 11/10/06 *(a)* | 3,000 | 2,948 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 *(a)* | 9,000 | 8,955 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **DnB NOR Bank ASA** | | |
| 5.33%, 08/02/06 | 1,200 | 1,194 |
| 5.25%, 11/01/06 | 1,000 | 983 |
| 5.27%, 11/27/06 | 1,000 | 979 |
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.24%, 11/14/06 *(a)(b)(c)* | 4,000 | 3,923 |
| **Falcon Asset Securitization Corp.** | | |
| 5.14%, 07/10/06 *(a)(b)(c)* | 5,000 | 4,994 |
| 5.25%, 07/21/06 *(a)(b)(c)* | 13,000 | 12,962 |
| **Five Finance, Inc.** | | |
| 5.09%, 07/28/06 *(b)(c)* | 2,000 | 1,993 |
| 5.21%, 08/18/06 *(b)(c)* | 1,000 | 993 |
| 5.23%, 11/15/06 *(b)(c)* | 1,000 | 981 |
| **ForeningsSparbanken AB (Swedbank)** | | |
| 5.20%, 08/15/06 | 1,650 | 1,639 |
| 4.98%, 08/24/06 | 1,000 | 993 |
| 5.19%, 10/24/06 | 1,000 | 984 |
| **Galaxy Funding, Inc.** | | |
| 5.27%, 09/11/06 *(b)(c)* | 2,000 | 1,979 |
| 5.48%, 09/27/06 *(b)(c)* | 4,000 | 3,947 |
| **General Electric Capital Corp.** | | |
| 4.37%, 07/06/06 | 3,000 | 2,998 |
| 4.99%, 07/12/06 | 9,000 | 8,986 |
| 4.95%, 11/07/06 | 2,000 | 1,966 |
| **General Electric Capital Services** | | |
| 4.69%, 09/01/06 | 3,000 | 2,977 |
| 4.70%, 09/12/06 | 3,000 | 2,972 |
| **Grampian Funding, L.L.C.** | | |
| 5.02%, 09/19/06 *(a)(b)(c)* | 3,000 | 2,967 |
| 5.27%, 11/17/06 *(a)(b)(c)* | 1,000 | 980 |
| **HBOS Treasury Services, PLC** | | |
| 5.05%, 07/19/06 *(a)* | 3,000 | 2,993 |
| 5.40%, 09/20/06 *(a)* | 7,250 | 7,163 |
| **HSBC U.S.A., Inc.** | | |
| 5.22%, 11/10/06 | 4,500 | 4,416 |
| **HSH Nordbanken AG** | | |
| 5.06%, 07/26/06 | 1,000 | 997 |
| 5.42%, 09/22/06 | 2,000 | 1,975 |
| **Irish Life & Permanent, PLC** | | |
| 4.77%, 07/28/06 *(c)* | 2,000 | 1,993 |
| **IXIS Commercial Paper Corp.** | | |
| 4.99%, 07/21/06 *(a)(c)* | 3,100 | 3,092 |
| 5.48%, 10/03/06 *(a)(c)* | 5,000 | 4,930 |
| **K2 (USA), L.L.C.** | | |
| 4.98%, 07/06/06 *(b)(c)* | 1,000 | 999 |
| 5.15%, 08/16/06 *(b)(c)* | 1,000 | 994 |
| 5.27%, 09/11/06 *(b)(c)* | 2,300 | 2,276 |
| 5.07%, 09/28/06 *(b)(c)* | 1,000 | 988 |
| **Lexington Parker Capital Co., L.L.C.** | | |
| 5.10%, 07/18/06 *(a)(b)(c)* | 1,000 | 998 |
| 5.27%, 09/12/06 *(a)(b)(c)* | 2,000 | 1,979 |
| 5.42%, 09/19/06 *(a)(b)(c)* | 9,000 | 8,893 |
| 5.28%, 11/15/06 *(a)(b)(c)* | 4,000 | 3,922 |
| **Links Finance, L.L.C.** | | |
| 4.97%, 07/06/06 *(b)(c)* | 1,000 | 999 |
| **Mane Funding Corp.** | | |
| 5.15%, 08/17/06 *(b)(c)* | 12,000 | 11,920 |
| 5.27%, 09/12/06 *(b)(c)* | 1,002 | 991 |
| **Merrill Lynch & Co., Inc.** | | |
| 5.27%, 07/06/06 | 9,000 | 8,993 |
| **Morgan Stanley** | | |
| 5.29%, 07/14/06 | 3,000 | 2,994 |
| **Nieuw Amsterdam Receivables Corp.** | | |
| 5.03%, 07/17/06 *(a)(b)(c)* | 3,180 | 3,173 |
| 5.23%, 08/29/06 *(a)(b)(c)* | 1,921 | 1,905 |
| **Nordea North America, Inc.** | | |
| 4.97%, 07/06/06 *(a)* | 1,100 | 1,099 |
| 5.22%, 09/01/06 *(a)* | 9,000 | 8,920 |
| **Northern Rock PLC** | | |
| 5.20%, 08/28/06 | 3,000 | 2,975 |
| **Old Line Funding, L.L.C.** | | |
| 5.13%, 07/12/06 *(a)(b)(c)* | 2,318 | 2,314 |

*See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Park Avenue Receivables Co., L.L.C.** | | |
| 5.08%, 07/05/06 *(a)(b)(c)* | 11,000 | 10,994 |
| 5.14%, 07/12/06 *(a)(b)(c)* | 1,000 | 998 |
| 5.28%, 07/24/06 *(a)(b)(c)* | 4,000 | 3,987 |
| **Park Granada, L.L.C.** | | |
| 5.09%, 07/05/06 *(b)(c)* | 3,000 | 2,998 |
| **Picaros Funding, L.L.C.** | | |
| 4.97%, 09/01/06 *(a)(b)(c)* | 1,544 | 1,531 |
| 5.04%, 09/25/06 *(a)(b)(c)* | 1,000 | 988 |
| 5.41%, 09/27/06 *(a)(b)(c)* | 1,000 | 987 |
| 5.51%, 11/03/06 *(a)(b)(c)* | 5,000 | 4,906 |
| **Preferred Receivables Funding Corp.** | | |
| 5.09%, 07/13/06 *(a)(b)(c)* | 2,000 | 1,997 |
| 5.19%, 07/28/06 *(a)(b)(c)* | 3,000 | 2,988 |
| 5.33%, 08/01/06 *(a)(b)(c)* | 3,000 | 2,986 |
| **San Paolo IMI U.S. Financial Co.** | | |
| 4.93%, 08/10/06 *(a)* | 1,000 | 995 |
| **Santander Central Hispano Finance (Delaware), Inc.** | | |
| 4.83%, 07/10/06 *(a)* | 1,000 | 999 |
| 5.20%, 08/15/06 *(a)* | 2,000 | 1,987 |
| **Scaldis Capital Ltd.** | | |
| 5.12%, 08/09/06 *(a)(b)(c)* | 3,247 | 3,229 |
| 5.19%, 08/29/06 *(a)(b)(c)* | 9,276 | 9,198 |
| 5.28%, 09/11/06 *(a)(b)(c)* | 1,000 | 990 |
| 5.46%, 09/25/06 *(a)(b)(c)* | 6,000 | 5,923 |
| **Sedna Finance, Inc.** | | |
| 5.27%, 09/08/06 *(b)(c)* | 1,000 | 990 |
| **Sigma Finance, Inc.** | | |
| 4.95%, 07/06/06 *(b)(c)* | 2,300 | 2,298 |
| 4.65%, 07/11/06 *(b)(c)* | 5,000 | 4,994 |
| 5.41%, 09/26/06 *(b)(c)* | 2,000 | 1,974 |
| 5.29%, 11/28/06 *(b)(c)* | 8,000 | 7,828 |
| **Societe Generale North America, Inc.** | | |
| 5.00%, 07/11/06 *(a)* | 3,000 | 2,996 |
| 5.10%, 07/19/06 *(a)* | 2,300 | 2,294 |
| 5.20%, 08/15/06 *(a)* | 1,900 | 1,888 |
| 5.23%, 11/13/06 | 6,000 | 5,886 |
| 5.25%, 11/20/06 | 2,000 | 1,960 |
| **Svenska Handelsbanken, Inc.** | | |
| 5.23%, 10/23/06 *(a)* | 5,000 | 4,919 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.10%, 07/11/06 *(a)(b)(c)* | 4,558 | 4,552 |
| 5.40%, 09/20/06 *(a)(b)(c)* | 4,000 | 3,952 |
| **Ticonderoga Funding, L.L.C.** | | |
| 5.26%, 07/17/06 *(a)(b)(c)* | 3,000 | 2,993 |
| 5.27%, 07/19/06 *(a)(b)(c)* | 1,000 | 997 |
| **UBS Finance (Delaware), Inc.** | | |
| 4.99%, 07/13/06 *(a)* | 6,000 | 5,990 |
| 5.29%, 07/13/06 *(a)* | 13,000 | 12,977 |
| **Westpac Banking Corp.** | | |
| 5.18%, 07/24/06 *(c)* | 3,341 | 3,330 |
| 4.99%, 09/08/06 *(c)* | 5,000 | 4,953 |
| 5.43%, 09/29/06 *(c)* | 3,000 | 2,960 |
| 5.27%, 11/22/06 *(c)* | 2,000 | 1,959 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.19%, 08/07/06 *(b)(c)* | 1,000 | 995 |
| 5.27%, 09/11/06 *(b)(c)* | 1,000 | 990 |
| **White Pine Finance, L.L.C.** | | |
| 5.00%, 07/10/06 *(b)(c)* | 3,000 | 2,996 |
| 5.10%, 07/17/06 *(b)(c)* | 1,153 | 1,150 |
| 4.99%, 07/25/06 *(b)(c)* | 1,000 | 997 |
| 5.20%, 10/31/06 *(b)(c)* | 1,000 | 983 |
| **Windmill Funding Corp.** | | |
| 5.17%, 08/02/06 *(a)(b)(c)* | 10,000 | 9,955 |
| | | **561,248** |

| Promissory Notes 0.5% | | |
|---|---|---|
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 *(d)* | 5,000 | 5,000 |

| Variable-Rate Obligations 9.2% of net assets | | |
|---|---|---|
| **Barclays Bank, PLC** | | |
| 5.28%, 07/27/06 | 10,000 | 9,999 |
| **BNP Paribas** | | |
| 5.08%, 07/06/06 | 7,000 | 6,999 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.11%, 07/10/06 | 5,000 | 4,999 |
| 5.30%, 08/02/06 | 11,000 | 10,998 |
| **California Pollution Control Financing Authority** | | |
| 5.34%, 07/05/06 *(a)* | 1,760 | 1,760 |
| **CC (USA), Inc.** | | |
| 5.21%, 07/17/06 *(b)(c)* | 3,000 | 3,001 |
| **Columbus, Georgia Development Authority** | | |
| 5.48%, 07/06/06 *(a)* | 1,625 | 1,625 |
| **Eagle County, Colorado Taxable Housing Facilities** | | |
| 5.35%, 07/06/06 *(a)* | 1,500 | 1,500 |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | |
| 5.09%, 07/07/06 *(b)(c)* | 1,000 | 1,000 |
| 5.31%, 08/02/06 *(b)(c)* | 2,000 | 2,000 |
| **Links Finance, L.L.C.** | | |
| 5.09%, 07/07/06 *(b)(c)* | 4,000 | 4,000 |
| 5.21%, 07/17/06 *(b)(c)* | 1,000 | 1,000 |
| **LP Pinewood SPV, Inc.** | | |
| 5.35%, 07/06/06 *(a)* | 15,000 | 15,000 |
| **Nordea Bank Finland, PLC** | | |
| 5.05%, 07/03/06 | 5,000 | 5,000 |
| **Royal Bank of Canada** | | |
| 5.06%, 07/03/06 | 2,000 | 1,999 |
| **Royal Bank of Scotland, PLC** | | |
| 5.20%, 07/19/06 | 2,000 | 2,000 |
| 5.25%, 07/24/06 | 2,000 | 2,000 |
| 5.29%, 07/31/06 | 6,000 | 6,000 |
| **Sigma Finance, Inc.** | | |
| 5.16%, 07/17/06 (b)(c) | 3,000 | 3,000 |
| 5.20%, 07/17/06 (b)(c) | 2,000 | 2,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.30%, 07/24/06 | 1,000 | 1,000 |
| **Village of Sturtevant, Wisconsin** | | |
| 5.43%, 07/06/06 *(a)* | 695 | 695 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.16%, 07/17/06 (b)(c) | 1,000 | 1,000 |

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.22%, 07/20/06 (b)(c) | 1,000 | 1,000 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/12/06 (b)(c) | 2,000 | 2,000 |
| | | **91,575** |

### Other Investments 12.7% of net assets

| Security | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Repurchase Agreements 12.7%** | | |
| **Bank of America Securities L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $102,000 5.28%, issued 06/30/06 due 07/03/06 | 100,044 | 100,000 |
| **Credit Suisse Securities (USA), L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $19,845 5.25%, issued 06/30/06 due 07/03/06 | 19,461 | 19,453 |
| **Deutsche Bank Securities, Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $8,160 5.30%, issued 06/27/06 due 07/05/06 | 8,009 | 8,000 |
| | | **127,453** |

## Portfolio Holdings (Unaudited) continued

**End of Investments.**

At 6/30/06, the cost of the fund's investments was $997,276.

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:** | | |
| **Blue Spice, L.L.C.** | | |
| 5.29%, 06/22/06, 07/20/06 | 2,000 | 1,944 |
| **The Goldman Sachs Group Inc.** | | |
| 4.98%, 02/03/06, 10/30/06 | 5,000 | 5,000 |

*(a)* Credit-enhanced security.

*(b)* Asset-backed security.

*(c)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $352,794 or 35.2% of net assets.

*(d)* Illiquid and/or restricted security.

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at cost and value | $869,823 |
| Repurchase agreements, at cost and value | 127,453 |
| Receivables: | |
|     Fund shares sold | 7,184 |
|     Investments sold | 55 |
|     Interest | 1,777 |
| Prepaid expenses | +    74 |
| **Total assets** | **1,006,366** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|     Fund shares redeemed | 2,905 |
|     Dividends to shareholders | 1,827 |
|     Investment adviser and administrator fees | 32 |
|     Transfer agent and shareholder services fees | 21 |
|     Trustees' fees | 3 |
| Accrued expenses | +    16 |
| **Total liabilities** | **4,804** |

### Net Assets

| | |
|---|---:|
| Total assets | 1,006,366 |
| Total liabilities | -   4,804 |
| **Net assets** | **$1,001,562** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 1,001,562 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $1,001,562 | | 1,001,620 | | $1.00 |

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---|
| **Interest** | **$16,966** |

### Expenses

| | |
|---|---|
| Investment adviser and administrator fees | 1,340 |
| Transfer agent and shareholder service fees | 882 |
| Trustees' fees | 10 |
| Custodian fees | 16 |
| Portfolio accounting fees | 15 |
| Professional fees | 5 |
| Registration fees | 37 |
| Shareholder reports | 13 |
| Other expenses | + 4 |
| **Total expenses** | **2,322** |

### Increase in Net Assets from Operations

| | |
|---|---|
| **Total investment income** | 16,966 |
| **Total expenses** | - 2,322 |
| **Net investment income** | **14,644** |
| **Increase in net assets from operations** | **$14,644** |

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

|  | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
|---|---|---|
| Net investment income | $14,644 | $13,258 |
| **Increase in net assets from operations** | **14,644** | **13,258** |

### Distributions Paid

|  |  |  |
|---|---|---|
| Dividends from net investment income | 14,644 | 13,258 |

### Transactions in Fund Shares*

|  |  |  |
|---|---|---|
| Shares sold | 843,184 | 335,633 |
| Shares reinvested | 12,481 | 13,137 |
| Shares redeemed | + (375,150) | (320,068) |
| **Net transactions in fund shares** | **480,515** | **28,702** |

### Net Assets

|  |  |  |
|---|---|---|
| Beginning of period | 521,047 | 492,345 |
| Total increase | + 480,515 | 28,702 |
| **End of period** | **$1,001,562** | **$521,047** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

### 1. Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New York Municipal Money Fund |
| (organized October 20, 1989) | Schwab New Jersey Municipal Money Fund |
|   Schwab Money Market Fund | Schwab Pennsylvania Municipal Money Fund |
|   Schwab Government Money Fund | Schwab AMT Tax-Free Money Fund |
|   Schwab U.S. Treasury Money Fund | Schwab Massachusetts Municipal Money Fund |
|   Schwab Value Advantage Money Fund | Schwab Retirement Advantage Money Fund |
|   Schwab Municipal Money Fund | Schwab Investor Money Fund |
|   Schwab California Municipal Money Fund | Schwab Advisor Cash Reserves |
| | Schwab Cash Reserves |

Schwab Retirement Advantage Money Fund and Schwab Investor Money Fund each offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

### 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

#### (a) Security Valuation:

The funds value the securities in their portfolios at amortized cost, which approximates market value.

#### (b) Portfolio Investments:

**Delayed-Delivery:** The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**Repurchase Agreements:** The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 2. Significant Accounting Policies (continued)

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

#### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

#### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues.  If a fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity.  The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security.  If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or a class are charged directly to that fund or class.  Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The funds declare dividends every day they are open for business.  These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month.  The funds may make distributions from any net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

#### (e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.  There was no borrowing for any funds during the period.

#### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 2. Significant Accounting Policies (continued)

principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

#### (g) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

### 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the funds, the investment adviser is entitled to receive an annual fee payable monthly based on the funds average daily net assets described as follows:

| Average daily net assets | Retirement Advantage Money Fund | Investor Money Fund |
|---|---|---|
| First $1 billion | 0.38% | 0.38% |
| Over $1 billion | 0.35% | 0.35% |
| Over $10 billion | 0.32% | 0.32% |
| Over $20 billion | 0.30% | 0.30% |
| Over $40 billion | 0.27% | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the funds' average daily net assets described as follows:

| | Transfer Agent Fees | Shareholder Service Fees |
|---|---|---|
| Retirement Advantage Money Fund | 0.05% | 0.17% |
| Investor Money Fund | 0.05% | 0.20% |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through April 29, 2007, as follows:

Retirement Advantage Money Fund                0.49%
Investor Money Fund                             none

The funds may make direct transactions with certain other Schwab Funds when practical.  When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.  For the period ended June 30, 2006, each fund's total security transactions with other Schwab Funds were as follows:

Retirement Advantage Money Fund                $2,000
Investor Money Fund                             —

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds.  All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.  There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab.  Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the funds' Statement of Operations.

### 4. Federal Income Taxes

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year.  As long as a fund meets the tax requirements, it is not required to pay federal income tax.  As of December 31, 2005, the funds had no undistributed earnings on a tax basis.

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

|  | Retirement Advantage Money Fund | Investor Money Fund |
|---|---|---|
| From ordinary income | $17,635 | $13,258 |
| From long-term capital gains | — | — |
| From return of capital | — | — |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Retirement Advantage Money Fund and Schwab Investor Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.**  The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the

resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.**  The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses

and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.**  With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.**  With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection,

the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.**  The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees

at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, and (iii) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

34

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the funds covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

36

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

38

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)** See weighted average maturity.

**effective yield** A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1]  Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2]  Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3]  Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

*charles* **SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

# Schwab Advisor Cash Reserves™

**Semiannual Report**
June 30, 2006

*charles* SCHWAB

## In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*Charles Schwab*

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span style="font-size:smaller">for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

## The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. At the end of the six-month report period, the benchmark rate was up to 5.25%. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Nonetheless, higher short-term rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

In this market environment, our strategy was to position the fund for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our holdings of variable rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. In addition, we also purchased securities with longer maturities in order to add yield to the portfolio.

To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) in the mid to high 40-day range over the course of the reporting period. Keeping the WAM in this range provided the flexibility to adapt and respond to the changes in interest rates.

# Performance and Fund Facts as of 6/30/06

## Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | Sweep Shares | Premier Sweep Shares |
|---|---|---|
| Ticker Symbol | SWQXX | SWZXX |
| Seven-Day Yield[1] | 4.49% | 4.59% |
| Seven-Day Yield–No Waiver[2] | 4.36% | 4.36% |
| Seven-Day Effective Yield[1] | 4.59% | 4.69% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 47 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 7/1/05 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 7/1/05–6/30/06 |
|---|---|---|---|---|
| **Schwab Advisor Cash Reserves™** | | | | |
| *Sweep Shares* | | | | |
| Actual Return | 0.69% | $1,000 | $1,020.30 | $3.46 |
| Hypothetical 5% Return | 0.69% | $1,000 | $1,021.37 | $3.46 |
| *Premier Sweep Shares* | | | | |
| Actual Return | 0.59% | $1,000 | $1,020.80 | $2.96 |
| Hypothetical 5% Return | 0.59% | $1,000 | $1,021.87 | $2.96 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Financial Statements

## Financial Highlights

| Sweep Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 8/19/04[1]–12/31/04 |
|---|---|---|---|
| **Per-Share Data ($)** | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | |
| Net investment income | 0.02 | 0.03 | 0.00[2] |
| Less distributions: | | | |
| Dividends from net investment income | (0.02) | (0.03) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.03[3] | 2.63 | 0.45[3] |
| **Ratios/Supplemental Data (%)** | | | |
| Ratios to average net assets: | | | |
| Net operating expenses | 0.69[4] | 0.69 | 0.69[4] |
| Gross operating expenses | 0.84[4] | 0.85 | 0.85[4] |
| Net investment income | 4.09[4] | 2.65 | 1.30[4] |
| Net assets, end of period ($ x 1,000,000) | 2,692 | 1,898 | 1,271 |

| Premier Sweep Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 8/19/04[1]–12/31/04 |
|---|---|---|---|
| **Per-Share Data ($)** | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | |
| Net investment income | 0.02 | 0.03 | 0.00[2] |
| Less distributions: | | | |
| Dividends from net investment income | (0.02) | (0.03) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.08[3] | 2.73 | 0.48[3] |
| **Ratios/Supplemental Data (%)** | | | |
| Ratios to average net assets: | | | |
| Net operating expenses | 0.59[4] | 0.59 | 0.59[4] |
| Gross operating expenses | 0.84[4] | 0.85 | 0.85[4] |
| Net investment income | 4.19[4] | 2.75 | 1.41[4] |
| Net assets, end of period ($ x 1,000,000) | 5,492 | 3,728 | 2,344 |

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

*See financial notes.* 7

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C.  Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 77.5% Fixed-Rate Obligations | 6,340,396 | 6,340,396 |
| 11.6% Variable-Rate Obligations | 951,401 | 951,401 |
| 9.9% Other Investments | 807,819 | 807,819 |
| 99.0% Total Investments | 8,099,616 | 8,099,616 |
| 1.0% Other Assets and Liabilities | | 85,073 |
| 100.0% Net Assets | | 8,184,689 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations  77.5% of net assets** | | |
| **Bank Notes 2.7%** | | |
| **Bank of America, N.A.** | | |
| 4.97%, 07/11/06 | 30,000 | 30,000 |
| 5.05%, 07/25/06 | 47,000 | 47,000 |
| 5.10%, 07/25/06 | 80,000 | 80,000 |
| 5.11%, 08/14/06 | 55,000 | 55,000 |
| 5.28%, 09/13/06 | 9,000 | 9,000 |
| | | 221,000 |
| **Certificates of Deposit 22.5%** | | |
| **Banca Intesa** | | |
| 5.49%, 09/29/06 | 82,000 | 82,001 |
| **Bank of Tokyo - Mitsubishi UFJ, Ltd.** | | |
| 5.16%, 08/01/06 | 27,000 | 27,000 |
| **Barclays Bank PLC** | | |
| 5.12%, 08/09/06 | 83,000 | 83,000 |
| 5.13%, 08/17/06 | 24,000 | 24,000 |
| **BNP Paribas** | | |
| 4.83%, 07/21/06 | 20,000 | 20,000 |
| 5.17%, 08/25/06 | 10,000 | 10,000 |
| 5.21%, 09/05/06 | 125,000 | 125,000 |
| 5.09%, 10/03/06 | 50,000 | 50,000 |
| 5.15%, 10/15/06 | 7,000 | 7,000 |
| 5.15%, 10/16/06 | 7,000 | 7,000 |
| **Calyon** | | |
| 4.63%, 07/11/06 | 64,000 | 64,000 |
| 5.27%, 10/10/06 | 15,000 | 15,000 |
| 5.17%, 10/18/06 | 2,700 | 2,694 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.27%, 10/10/06 | 66,000 | 66,000 |
| **Citibank, N.A.** | | |
| 5.13%, 08/11/06 | 9,000 | 9,000 |
| 5.13%, 08/15/06 | 37,000 | 37,000 |
| 5.13%, 08/17/06 | 10,600 | 10,600 |
| 5.17%, 08/24/06 | 4,000 | 4,000 |
| 5.23%, 09/05/06 | 20,000 | 20,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Credit Suisse** | | |
| 4.66%, 07/03/06 | 25,000 | 25,000 |
| 5.39%, 08/31/06 | 64,000 | 64,000 |
| 5.11%, 10/02/06 | 43,000 | 43,000 |
| 5.50%, 12/18/06 | 18,000 | 18,000 |
| **Deutsche Bank, AG** | | |
| 4.62%, 10/26/06 | 60,000 | 60,000 |
| 4.85%, 01/26/07 | 16,000 | 16,000 |
| 5.01%, 02/09/07 | 5,000 | 5,000 |
| **ING Bank, N.V.** | | |
| 5.08%, 07/27/06 | 23,000 | 23,000 |
| **Landesbank Baden-Wurttemberg** | | |
| 4.63%, 07/10/06 | 15,000 | 15,000 |
| 5.49%, 12/20/06 | 64,000 | 64,000 |
| **Mitsubishi UFJ Trust & Banking Corp.** | | |
| 4.97%, 07/05/06 | 35,000 | 35,000 |
| 5.01%, 09/07/06 | 25,000 | 25,000 |
| 5.18%, 10/13/06 | 5,000 | 5,000 |
| 5.57%, 12/27/06 | 3,000 | 3,000 |
| **Mizuho Corp. Bank Ltd.** | | |
| 4.98%, 07/07/06 | 3,000 | 3,000 |
| 4.85%, 07/14/06 | 16,000 | 16,000 |
| 5.14%, 08/08/06 | 27,000 | 27,000 |
| 5.00%, 09/08/06 | 20,000 | 20,000 |
| 5.29%, 09/13/06 | 10,000 | 10,000 |
| **Nordea Bank Finland, PLC** | | |
| 4.62%, 08/08/06 | 2,000 | 2,000 |
| **San Paolo IMI SpA** | | |
| 5.07%, 09/29/06 | 66,000 | 66,000 |
| **Skandinaviska Enskilda Banken AB** | | |
| 5.17%, 07/14/06 | 50,000 | 50,000 |
| **Societe Generale** | | |
| 4.64%, 07/10/06 | 63,000 | 63,000 |
| 4.63%, 07/11/06 | 30,000 | 30,000 |
| 4.91%, 08/25/06 | 4,000 | 4,000 |
| **Sumitomo Mitsui Banking Corp.** | | |
| 5.10%, 07/06/06 | 28,000 | 28,000 |
| 5.34%, 07/31/06 | 24,000 | 24,000 |
| 5.47%, 09/27/06 | 13,000 | 13,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sumitomo Trust & Banking Co.** | | |
| 5.26%, 11/20/06 | 32,000 | 32,000 |
| **Svenska Handelsbanken AB** | | |
| 5.20%, 08/14/06 | 53,000 | 53,000 |
| **Toronto-Dominion Bank** | | |
| 5.13%, 08/16/06 | 83,000 | 83,000 |
| **Unicredito Italiano SpA** | | |
| 5.16%, 08/10/06 | 8,000 | 8,000 |
| 5.27%, 09/08/06 | 70,000 | 69,998 |
| 5.23%, 11/20/06 | 59,000 | 59,000 |
| **US Bank, N.A.** | | |
| 5.18%, 08/28/06 | 5,000 | 5,000 |
| **Washington Mutual Bank** | | |
| 5.22%, 11/15/06 | 34,000 | 34,000 |
| **Wells Fargo Bank, N.A.** | | |
| 5.20%, 07/28/06 | 73,000 | 73,000 |
| **Wilmington Trust Co.** | | |
| 4.99%, 09/06/06 | 6,000 | 6,000 |
| | | **1,843,293** |

### Commercial Paper & Other Corporate Obligations 51.8%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **AB Spintab** | | |
| 5.18%, 08/22/06 | 29,000 | 28,786 |
| 5.18%, 08/30/06 | 16,000 | 15,864 |
| 5.48%, 09/27/06 | 4,000 | 3,947 |
| **Alliance & Leicester, PLC** | | |
| 4.97%, 07/05/06 *(c)* | 14,000 | 13,992 |
| 5.12%, 08/14/06 *(c)* | 1,000 | 994 |
| 5.23%, 09/01/06 *(c)* | 18,000 | 17,840 |
| 5.28%, 09/12/06 *(c)* | 10,000 | 9,894 |
| 5.38%, 09/15/06 *(c)* | 10,000 | 9,888 |
| **Amstel Funding Corp.** | | |
| 5.14%, 07/11/06 *(b)(c)* | 2,000 | 1,997 |
| 5.09%, 07/17/06 *(b)(c)* | 1,000 | 998 |
| 5.18%, 07/17/06 *(b)(c)* | 6,997 | 6,981 |
| 5.09%, 07/26/06 *(b)(c)* | 16,000 | 15,944 |
| 5.18%, 08/14/06 *(b)(c)* | 1,000 | 994 |
| 5.14%, 08/15/06 *(b)(c)* | 24,000 | 23,848 |
| 5.18%, 08/21/06 *(b)(c)* | 3,000 | 2,978 |
| 5.45%, 09/26/06 *(b)(c)* | 12,000 | 11,843 |
| **Amsterdam Funding Corp.** | | |
| 5.15%, 07/13/06 *(a)(b)(c)* | 6,600 | 6,589 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.18%, 07/24/06 (a)(b)(c) | 50,000 | 49,835 |
| 5.25%, 09/06/06 (a)(b)(c) | 19,000 | 18,817 |
| **Anglo Irish Bank Corp., PLC** | | |
| 5.19%, 08/29/06 (c) | 9,000 | 8,924 |
| **Aquinas Funding, L.L.C.** | | |
| 5.19%, 08/28/06 (a)(b)(c) | 3,000 | 2,975 |
| 5.48%, 09/28/06 (a)(b)(c) | 5,000 | 4,933 |
| 5.16%, 10/10/06 (a)(b)(c) | 1,000 | 986 |
| 5.53%, 12/20/06 (a)(b)(c) | 28,000 | 27,281 |
| **ASAP Funding Ltd.** | | |
| 5.12%, 07/07/06 (a)(b)(c) | 19,000 | 18,984 |
| 5.13%, 08/01/06 (a)(b)(c) | 1,000 | 996 |
| 5.12%, 08/02/06 (a)(b)(c) | 32,000 | 31,856 |
| **Atlantic Asset Securitization, L.L.C.** | | |
| 5.12%, 07/24/06 (a)(b)(c) | 31,591 | 31,488 |
| 5.14%, 08/15/06 (a)(b)(c) | 3,322 | 3,301 |
| 5.23%, 08/31/06 (a)(b)(c) | 15,198 | 15,065 |
| 5.47%, 09/21/06 (a)(b)(c) | 5,745 | 5,674 |
| **Atlantis One Funding Corp.** | | |
| 4.95%, 07/05/06 (b)(c) | 2,000 | 1,999 |
| 5.09%, 08/01/06 (b)(c) | 22,000 | 21,905 |
| 4.81%, 08/07/06 (b)(c) | 49,000 | 48,763 |
| 5.12%, 08/07/06 (b)(c) | 7,000 | 6,964 |
| 4.93%, 08/23/06 (b)(c) | 16,855 | 16,736 |
| 5.19%, 08/28/06 (b)(c) | 12,078 | 11,978 |
| 5.23%, 09/01/06 (b)(c) | 16,000 | 15,858 |
| 5.03%, 09/28/06 (b)(c) | 5,000 | 4,939 |
| 5.16%, 10/12/06 (b)(c) | 35,000 | 34,496 |
| 5.18%, 10/13/06 (b)(c) | 11,000 | 10,840 |
| 5.50%, 12/18/06 (b)(c) | 12,000 | 11,697 |
| 5.51%, 12/20/06 (b)(c) | 2,000 | 1,949 |
| 5.56%, 12/27/06 (b)(c) | 13,000 | 12,651 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 15,000 | 14,968 |
| 5.15%, 08/22/06 | 74,000 | 73,458 |
| 5.17%, 08/24/06 | 51,000 | 50,609 |
| 5.20%, 09/01/06 | 4,000 | 3,965 |
| 5.20%, 09/25/06 | 22,000 | 21,731 |
| 5.50%, 12/18/06 | 15,000 | 14,621 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Bank of Ireland** | | |
| 5.12%, 08/09/06 | 12,000 | 11,934 |
| 5.17%, 11/01/06 | 18,000 | 17,690 |
| **Barclays U. S. Funding Corp.** | | |
| 5.18%, 08/23/06 (a) | 18,000 | 17,865 |
| **Bear Stearns Companies, Inc.** | | |
| 4.65%, 07/17/06 | 17,000 | 16,966 |
| 5.02%, 09/13/06 | 24,000 | 23,759 |
| 5.42%, 09/20/06 | 16,000 | 15,807 |
| 5.33%, 12/04/06 | 11,000 | 10,753 |
| **Beta Finance, Inc.** | | |
| 4.95%, 07/05/06 (b)(c) | 9,000 | 8,995 |
| 4.97%, 07/10/06 (b)(c) | 9,000 | 8,989 |
| 5.48%, 09/28/06 (b)(c) | 4,000 | 3,947 |
| **Blue Spice, L.L.C.** | | |
| 5.29%, 07/20/06 (a)(b)(c)(d) | 23,000 | 22,936 |
| **Cancara Asset Securitisation, L.L.C.** | | |
| 5.01%, 07/13/06 (a)(b)(c) | 10,000 | 9,984 |
| 5.13%, 08/14/06 (a)(b)(c) | 30,000 | 29,814 |
| 5.15%, 08/17/06 (a)(b)(c) | 2,000 | 1,987 |
| 5.18%, 08/22/06 (a)(b)(c) | 3,107 | 3,084 |
| 5.23%, 09/01/06 (a)(b)(c) | 32,000 | 31,716 |
| 5.39%, 09/18/06 (a)(b)(c) | 5,000 | 4,942 |
| **CBA (Delaware) Finance, Inc.** | | |
| 4.93%, 08/02/06 (a) | 12,000 | 11,948 |
| **CC (USA), Inc.** | | |
| 4.94%, 07/03/06 (b)(c) | 4,000 | 3,999 |
| 5.05%, 07/21/06 (b)(c) | 17,000 | 16,953 |
| 5.19%, 08/23/06 (b)(c) | 16,000 | 15,879 |
| 5.18%, 08/28/06 (b)(c) | 6,000 | 5,951 |
| 5.19%, 08/29/06 (b)(c) | 2,000 | 1,983 |
| 5.27%, 09/11/06 (b)(c) | 15,000 | 14,844 |
| 5.42%, 09/22/06 (b)(c) | 20,000 | 19,754 |
| **Chariot Funding, L.L.C.** | | |
| 5.08%, 07/07/06 (a)(b)(c) | 21,000 | 20,982 |
| **Citigroup Funding, Inc.** | | |
| 4.97%, 07/06/06 (a) | 2,000 | 1,999 |
| 4.98%, 07/07/06 (a) | 20,000 | 19,984 |
| 5.09%, 07/10/06 (a) | 6,000 | 5,992 |
| 5.00%, 07/12/06 (a) | 55,000 | 54,917 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.10%, 08/01/06 (a) | 16,000 | 15,931 |
| 5.11%, 08/03/06 (a) | 21,000 | 20,903 |
| 5.18%, 08/24/06 (a) | 32,000 | 31,755 |
| 5.03%, 09/21/06 (a) | 13,000 | 12,855 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.25%, 07/18/06 (a)(b)(c) | 5,000 | 4,988 |
| 5.04%, 07/20/06 (a)(b)(c) | 27,000 | 26,929 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.15%, 07/14/06 (a)(b)(c) | 17,000 | 16,969 |
| 5.09%, 07/19/06 (a)(b)(c) | 6,000 | 5,985 |
| 5.20%, 09/22/06 (a)(b)(c) | 42,860 | 42,355 |
| 5.12%, 10/06/06 (a)(b)(c) | 23,949 | 23,627 |
| **Crown Point Capital Co., L.L.C.** | | |
| 5.12%, 08/08/06 (a)(b)(c) | 4,000 | 3,979 |
| 5.43%, 09/22/06 (a)(b)(c) | 37,000 | 36,543 |
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/07/06 (b)(c) | 13,000 | 12,989 |
| 5.09%, 07/07/06 (b)(c) | 36,000 | 35,970 |
| 5.28%, 07/20/06 (b)(c) | 6,000 | 5,983 |
| 5.12%, 08/09/06 (b)(c) | 35,000 | 34,809 |
| 5.30%, 09/14/06 (b)(c) | 38,000 | 37,586 |
| 5.31%, 09/14/06 (b)(c) | 18,000 | 17,804 |
| **Danske Corp.** | | |
| 4.98%, 11/21/06 (c) | 27,000 | 26,486 |
| 5.50%, 12/21/06 (c) | 80,000 | 77,943 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 (a) | 80,000 | 79,601 |
| **DnB NOR Bank ASA** | | |
| 4.96%, 07/05/06 | 4,000 | 3,998 |
| 4.97%, 07/05/06 | 1,000 | 999 |
| 5.27%, 11/27/06 | 7,000 | 6,851 |
| **Dorada Finance, Inc.** | | |
| 5.23%, 09/01/06 (b)(c) | 10,000 | 9,911 |
| 5.46%, 09/26/06 (b)(c) | 25,000 | 24,675 |
| **Dresdner U.S. Finance, Inc.** | | |
| 5.10%, 07/10/06 (a) | 6,000 | 5,992 |
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.02%, 07/17/06 (a)(b)(c) | 20,000 | 19,956 |
| 5.20%, 09/18/06 (a)(b)(c) | 5,848 | 5,782 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Fairway Finance Co., L.L.C.** | | |
| 5.21%, 09/05/06 (a)(b)(c) | 5,000 | 4,953 |
| **Five Finance, Inc.** | | |
| 5.10%, 08/04/06 (b)(c) | 20,000 | 19,905 |
| 5.27%, 08/15/06 (b)(c) | 10,000 | 9,935 |
| 5.46%, 09/25/06 (b)(c) | 2,000 | 1,974 |
| 5.23%, 11/15/06 (b)(c) | 4,000 | 3,923 |
| **ForeningsSparbanken AB (Swedbank), Inc.** | | |
| 4.70%, 07/19/06 | 3,000 | 2,993 |
| 4.92%, 08/24/06 | 6,000 | 5,957 |
| 5.21%, 10/24/06 | 4,000 | 3,935 |
| 5.22%, 10/24/06 | 4,000 | 3,935 |
| **Fortis Banque Luxembourg** | | |
| 4.95%, 07/05/06 | 11,000 | 10,994 |
| 4.97%, 07/12/06 | 2,000 | 1,997 |
| **Galaxy Funding, Inc.** | | |
| 5.06%, 07/26/06 (b)(c) | 40,000 | 39,861 |
| 5.15%, 08/16/06 (b)(c) | 1,000 | 994 |
| **General Electric Capital Corp.** | | |
| 5.26%, 07/03/06 | 200,000 | 199,942 |
| 4.99%, 07/12/06 | 20,000 | 19,970 |
| 5.00%, 07/17/06 | 35,000 | 34,923 |
| 4.61%, 08/01/06 | 8,000 | 7,969 |
| 4.71%, 09/15/06 | 8,000 | 7,923 |
| **General Electric Capital Services** | | |
| 4.61%, 08/01/06 | 12,000 | 11,954 |
| 4.70%, 09/12/06 | 9,000 | 8,917 |
| **Grampian Funding, L.L.C.** | | |
| 5.10%, 08/04/06 (a)(b)(c) | 6,000 | 5,971 |
| 5.14%, 08/16/06 (a)(b)(c) | 2,000 | 1,987 |
| 4.93%, 08/23/06 (a)(b)(c) | 8,000 | 7,943 |
| 5.03%, 09/20/06 (a)(b)(c) | 14,000 | 13,845 |
| 5.02%, 09/22/06 (a)(b)(c) | 2,000 | 1,977 |
| 5.42%, 09/26/06 (a)(b)(c) | 6,000 | 5,922 |
| 5.18%, 10/10/06 (a)(b)(c) | 2,000 | 1,972 |
| 5.27%, 11/17/06 (a)(b)(c) | 1,000 | 980 |
| 5.28%, 11/17/06 (a)(b)(c) | 3,000 | 2,940 |
| 5.53%, 12/18/06 (a)(b)(c) | 46,000 | 44,831 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **HBOS Treasury Services, PLC** | | |
| 5.11%, 08/07/06 *(a)* | 33,000 | 32,829 |
| 5.19%, 08/29/06 *(a)* | 14,000 | 13,883 |
| **HSBC U.S.A., Inc.** | | |
| 5.22%, 11/10/06 | 38,000 | 37,291 |
| 5.22%, 11/13/06 | 3,000 | 2,943 |
| **HSH Nordbanken, AG** | | |
| 5.06%, 07/26/06 | 3,000 | 2,990 |
| **Irish Life & Permanent, PLC** | | |
| 4.84%, 07/19/06 *(c)* | 4,000 | 3,991 |
| 5.06%, 07/26/06 *(c)* | 1,000 | 997 |
| 5.39%, 08/21/06 *(c)* | 2,750 | 2,729 |
| **IXIS Commercial Paper Corp.** | | |
| 4.98%, 09/08/06 *(a)(c)* | 17,000 | 16,842 |
| 5.48%, 10/03/06 *(a)(c)* | 2,000 | 1,972 |
| **Jupiter Securitization Corp.** | | |
| 5.21%, 07/31/06 *(a)(b)(c)* | 17,825 | 17,748 |
| 5.18%, 08/22/06 *(a)(b)(c)* | 36,405 | 36,136 |
| 5.39%, 09/20/06 *(a)(b)(c)* | 42,000 | 41,497 |
| **K2 (USA), L.L.C.** | | |
| 4.63%, 07/06/06 *(b)(c)* | 2,500 | 2,498 |
| 4.98%, 07/06/06 *(b)(c)* | 1,000 | 999 |
| 4.93%, 08/25/06 *(b)(c)* | 12,000 | 11,912 |
| 5.19%, 08/25/06 *(b)(c)* | 5,000 | 4,961 |
| 5.27%, 09/11/06 *(b)(c)* | 7,000 | 6,927 |
| 5.02%, 09/12/06 *(b)(c)* | 21,000 | 20,791 |
| 5.39%, 09/18/06 *(b)(c)* | 1,000 | 988 |
| 5.07%, 09/28/06 *(b)(c)* | 1,000 | 988 |
| **KBC Financial Products International, Ltd.** | | |
| 5.02%, 09/25/06 *(a)(c)* | 1,000 | 988 |
| 5.24%, 11/09/06 *(a)(c)* | 5,000 | 4,907 |
| **Lexington Parker Capital Co., L.L.C.** | | |
| 5.21%, 07/17/06 *(a)(b)(c)* | 36,000 | 35,917 |
| 5.22%, 07/21/06 *(a)(b)(c)* | 4,978 | 4,964 |
| 5.27%, 07/21/06 *(a)(b)(c)* | 1,750 | 1,745 |
| 5.12%, 08/07/06 *(a)(b)(c)* | 32,500 | 32,331 |
| 5.18%, 08/21/06 *(a)(b)(c)* | 17,000 | 16,877 |
| 5.30%, 09/12/06 *(a)(b)(c)* | 3,000 | 2,968 |
| 5.40%, 09/18/06 *(a)(b)(c)* | 17,000 | 16,801 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.12%, 10/05/06 *(a)(b)(c)* | 2,000 | 1,973 |
| 5.16%, 10/05/06 *(a)(b)(c)* | 4,500 | 4,440 |
| 5.17%, 10/05/06 *(a)(b)(c)* | 3,000 | 2,960 |
| 5.28%, 11/15/06 *(a)(b)(c)* | 16,000 | 15,686 |
| **Links Finance, L.L.C.** | | |
| 4.97%, 07/06/06 *(b)(c)* | 3,000 | 2,998 |
| 5.19%, 08/30/06 *(b)(c)* | 10,000 | 9,915 |
| 5.45%, 09/22/06 *(b)(c)* | 9,000 | 8,888 |
| **Mane Funding Corp.** | | |
| 5.27%, 09/12/06 *(b)(c)* | 50,000 | 49,473 |
| 5.48%, 09/26/06 *(b)(c)* | 7,000 | 6,909 |
| **Morgan Stanley** | | |
| 5.29%, 07/12/06 | 116,000 | 115,813 |
| **Nieuw Amsterdam Receivables Corp.** | | |
| 5.17%, 07/10/06 *(a)(b)(c)* | 1,000 | 999 |
| 5.06%, 07/24/06 *(a)(b)(c)* | 8,000 | 7,974 |
| 5.18%, 08/24/06 *(a)(b)(c)* | 11,000 | 10,916 |
| 5.39%, 09/19/06 *(a)(b)(c)* | 16,786 | 16,588 |
| 5.47%, 09/20/06 *(a)(b)(c)* | 9,990 | 9,869 |
| **Northern Rock PLC** | | |
| 5.20%, 08/28/06 | 30,000 | 29,752 |
| **Park Avenue Receivables Co., L.L.C.** | | |
| 5.14%, 07/12/06 *(a)(b)(c)* | 2,000 | 1,997 |
| **Park Granada, L.L.C.** | | |
| 4.97%, 07/05/06 *(b)(c)* | 16,000 | 15,991 |
| 5.09%, 07/05/06 *(b)(c)* | 23,000 | 22,987 |
| 5.23%, 09/01/06 *(b)(c)* | 7,000 | 6,938 |
| **Picaros Funding, L.L.C.** | | |
| 4.81%, 08/03/06 *(a)(b)(c)* | 6,000 | 5,974 |
| 4.97%, 09/01/06 *(a)(b)(c)* | 15,000 | 14,875 |
| 5.05%, 09/25/06 *(a)(b)(c)* | 40,000 | 39,530 |
| 5.41%, 09/27/06 *(a)(b)(c)* | 11,000 | 10,857 |
| **Preferred Receivables Funding Corp.** | | |
| 5.09%, 07/13/06 *(a)(b)(c)* | 6,000 | 5,990 |
| 5.33%, 08/01/06 *(a)(b)(c)* | 40,000 | 39,817 |
| **San Paolo IMI U.S. Financial Co.** | | |
| 4.93%, 08/10/06 *(a)* | 38,500 | 38,293 |

12   *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Santander Central Hispano Finance (Delaware), Inc.** | | |
| 4.65%, 07/10/06 *(a)* | 2,000 | 1,998 |
| 4.83%, 07/10/06 *(a)* | 1,000 | 999 |
| 5.12%, 10/04/06 *(a)* | 30,000 | 29,605 |
| 5.18%, 10/04/06 *(a)* | 11,000 | 10,853 |
| **Scaldis Capital Ltd.** | | |
| 4.97%, 07/06/06 *(a)(b)(c)* | 3,000 | 2,998 |
| 5.06%, 07/25/06 *(a)(b)(c)* | 21,000 | 20,930 |
| 5.13%, 07/25/06 *(a)(b)(c)* | 7,000 | 6,976 |
| 5.12%, 08/08/06 *(a)(b)(c)* | 9,000 | 8,952 |
| 5.12%, 08/09/06 *(a)(b)(c)* | 7,000 | 6,962 |
| 5.14%, 08/17/06 *(a)(b)(c)* | 10,000 | 9,934 |
| 5.15%, 08/18/06 *(a)(b)(c)* | 1,000 | 993 |
| 5.19%, 08/29/06 *(a)(b)(c)* | 1,000 | 992 |
| 5.28%, 09/11/06 *(a)(b)(c)* | 30,000 | 29,687 |
| 5.30%, 09/13/06 *(a)(b)(c)* | 4,000 | 3,957 |
| 5.45%, 09/25/06 *(a)(b)(c)* | 10,000 | 9,871 |
| 5.46%, 09/26/06 *(a)(b)(c)* | 37,000 | 36,519 |
| 5.48%, 09/27/06 *(a)(b)(c)* | 15,979 | 15,768 |
| **Sedna Finance, Inc.** | | |
| 5.14%, 07/10/06 *(b)(c)* | 20,000 | 19,974 |
| 5.27%, 09/08/06 *(b)(c)* | 2,500 | 2,475 |
| **Sheffield Receivables Corp.** | | |
| 5.14%, 07/24/06 *(a)(b)(c)* | 28,350 | 28,258 |
| 5.14%, 08/03/06 *(a)(b)(c)* | 25,000 | 24,883 |
| **Sigma Finance, Inc.** | | |
| 4.65%, 07/11/06 *(b)(c)* | 3,000 | 2,996 |
| 4.65%, 07/18/06 *(b)(c)* | 6,000 | 5,987 |
| 5.10%, 08/02/06 *(b)(c)* | 3,000 | 2,987 |
| 5.18%, 08/25/06 *(b)(c)* | 18,000 | 17,859 |
| 4.98%, 09/05/06 *(b)(c)* | 5,000 | 4,955 |
| 5.16%, 10/13/06 *(b)(c)* | 4,000 | 3,942 |
| 5.26%, 11/21/06 *(b)(c)* | 25,000 | 24,492 |
| 5.29%, 11/28/06 *(b)(c)* | 37,000 | 36,206 |
| 5.34%, 12/01/06 *(b)(c)* | 21,000 | 20,536 |
| **Skandinaviska Enskilda Banken AB** | | |
| 4.97%, 07/10/06 | 8,000 | 7,990 |
| **Societe Generale North America, Inc.** | | |
| 4.66%, 07/05/06 *(a)* | 7,000 | 6,996 |
| 5.39%, 08/24/06 *(a)* | 1,925 | 1,910 |
| 5.23%, 11/13/06 *(a)* | 1,000 | 981 |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 11/01/06 *(a)(b)(c)* | 32,721 | 32,183 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.42%, 09/21/06 *(a)(b)(c)* | 26,273 | 25,953 |
| **Tulip Funding Corp.** | | |
| 5.26%, 07/19/06 *(a)(b)(c)* | 3,000 | 2,992 |
| **UBS Finance (Delaware), Inc.** | | |
| 4.97%, 07/07/06 *(a)* | 4,600 | 4,596 |
| 5.12%, 07/10/06 *(a)* | 40,000 | 39,949 |
| 5.12%, 07/11/06 *(a)* | 68,000 | 67,904 |
| 5.29%, 07/13/06 *(a)* | 95,000 | 94,833 |
| 4.93%, 08/10/06 *(a)* | 4,000 | 3,979 |
| 5.18%, 08/21/06 *(a)* | 1,000 | 993 |
| **Variable Funding Capital Corp.** | | |
| 5.03%, 07/18/06 *(a)(b)(c)* | 97,000 | 96,772 |
| 5.19%, 07/25/06 *(a)(b)(c)* | 9,000 | 8,969 |
| **Westpac Banking Corp.** | | |
| 5.18%, 07/21/06 | 1,200 | 1,197 |
| 4.99%, 09/08/06 | 44,000 | 43,590 |
| 5.27%, 11/22/06 | 10,000 | 9,795 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.09%, 07/07/06 *(b)(c)* | 7,000 | 6,994 |
| 5.18%, 08/23/06 *(b)(c)* | 11,348 | 11,263 |
| 5.28%, 09/11/06 *(b)(c)* | 1,000 | 990 |
| **White Pine Finance, L.L.C.** | | |
| 4.97%, 07/06/06 *(b)(c)* | 1,000 | 999 |
| 5.01%, 07/07/06 *(b)(c)* | 1,000 | 999 |
| 5.10%, 07/10/06 *(b)(c)* | 14,445 | 14,427 |
| 4.97%, 07/25/06 *(b)(c)* | 1,000 | 997 |
| 5.13%, 07/25/06 *(b)(c)* | 7,938 | 7,911 |
| 5.12%, 07/27/06 *(b)(c)* | 5,893 | 5,872 |
| 5.10%, 08/02/06 *(b)(c)* | 2,000 | 1,991 |
| 5.14%, 08/02/06 *(b)(c)* | 4,031 | 4,013 |
| 5.15%, 08/10/06 *(b)(c)* | 3,714 | 3,693 |
| 5.28%, 09/11/06 *(b)(c)* | 7,000 | 6,927 |

*See financial notes.*   13

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Windmill Funding Corp.** | | |
| 5.15%, 07/17/06 *(a)(b)(c)* | 2,000 | 1,995 |
| 5.19%, 07/27/06 *(a)(b)(c)* | 95,000 | 94,646 |
| | | **4,209,167** |
| **Promissory Notes 0.5%** | | |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 *(d)* | 39,000 | 39,000 |
| 5.30%, 01/11/07 *(d)* | 5,000 | 5,000 |
| | | **44,000** |

### Variable-Rate Obligations 11.6% of net assets

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Bank of Ireland** | | |
| 5.24%, 07/20/06 *(c)* | 10,000 | 10,000 |
| **Barclays Bank, PLC** | | |
| 5.28%, 07/27/06 | 60,000 | 59,993 |
| **Bear Stearns Companies, Inc.** | | |
| 5.25%, 07/21/06 | 23,000 | 23,000 |
| **BNP Paribas** | | |
| 5.07%, 07/05/06 | 24,000 | 23,998 |
| 5.08%, 07/06/06 | 10,000 | 9,998 |
| 5.11%, 07/10/06 | 10,000 | 9,999 |
| 5.30%, 08/02/06 | 25,000 | 24,995 |
| **Breckenridge Terrace, L.L.C.** | | |
| 5.40%, 07/06/06 *(a)* | 1,000 | 1,000 |
| **CC (USA), Inc.** | | |
| 5.21%, 07/17/06 *(b)(c)* | 17,000 | 17,005 |
| 5.33%, 07/25/06 *(b)(c)* | 13,000 | 13,003 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.28%, 07/24/07 | 25,000 | 25,000 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.29%, 07/27/06 *(a)(b)(c)* | 45,063 | 45,062 |
| **Cook County, IL** | | |
| 5.37%, 07/05/06 *(a)* | 1,500 | 1,500 |
| **Dorada Finance, Inc.** | | |
| 5.17%, 07/17/06 *(b)(c)* | 40,000 | 39,999 |
| **Eagle County, CO** | | |
| 5.40%, 07/06/06 *(a)* | 2,000 | 2,000 |
| **Five Finance, Inc.** | | |
| 5.27%, 07/25/06 *(b)(c)* | 20,000 | 19,996 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **K2 (USA), L.L.C.** | | |
| 5.13%, 07/10/06 *(b)(c)* | 12,000 | 11,999 |
| 5.31%, 07/17/06 *(b)(c)* | 17,000 | 16,998 |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | |
| 5.06%, 07/03/06 *(b)(c)* | 6,000 | 5,999 |
| 5.11%, 07/10/06 *(b)(c)* | 13,000 | 12,999 |
| **Links Finance, L.L.C.** | | |
| 5.09%, 07/07/06 *(b)(c)* | 18,000 | 17,999 |
| 5.11%, 07/10/06 *(b)(c)* | 20,000 | 19,999 |
| 5.18%, 07/17/06 *(b)(c)* | 14,000 | 14,000 |
| 5.21%, 07/17/06 *(b)(c)* | 2,000 | 2,001 |
| 5.21%, 07/17/06 *(b)(c)* | 15,000 | 14,999 |
| **Merrill Lynch & Co., Inc.** | | |
| 5.18%, 07/17/06 | 25,000 | 25,000 |
| **Morgan Stanley** | | |
| 5.15%, 07/03/06 | 20,000 | 20,000 |
| **Nordea Bank Finland, PLC** | | |
| 5.05%, 07/03/06 | 23,000 | 22,999 |
| **Nordea Bank AB** | | |
| 5.15%, 07/11/06 *(c)* | 25,000 | 25,000 |
| **Royal Bank of Canada** | | |
| 5.06%, 07/03/06 | 100,000 | 99,976 |
| **Royal Bank of Scotland, PLC** | | |
| 5.20%, 07/19/06 | 50,000 | 49,997 |
| 5.25%, 07/24/06 | 14,000 | 13,999 |
| 5.29%, 07/31/06 | 28,000 | 27,999 |
| 5.27%, 07/20/07 *(c)* | 20,000 | 20,000 |
| **Sigma Finance, Inc.** | | |
| 5.20%, 07/17/06 *(b)(c)* | 51,000 | 51,008 |
| 5.16%, 07/17/06 *(b)(c)* | 12,000 | 12,000 |
| **Societe Generale North America, Inc.** | | |
| 5.08%, 07/03/06 *(a)* | 15,000 | 15,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.21%, 07/14/06 | 30,000 | 30,000 |
| 5.30%, 07/24/06 | 2,000 | 2,000 |
| **Svenska Handelsbanken AB** | | |
| 5.07%, 07/03/06 | 25,000 | 24,999 |
| **Tenderfoot Seasonal Housing, L.L.C.** | | |
| 5.40%, 07/06/06 *(a)* | 2,885 | 2,885 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Westpac Banking Corp.** | | |
| 5.18%, 07/17/06 *(c)* | 25,000 | 25,000 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.09%, 07/07/06 *(b)(c)* | 9,000 | 8,999 |
| 5.04%, 07/11/06 *(b)(c)* | 5,000 | 5,000 |
| 5.23%, 07/20/06 *(b)(c)* | 6,000 | 6,000 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/10/06 *(b)(c)* | 10,000 | 9,999 |
| 5.13%, 07/12/06 *(b)(c)* | 2,000 | 2,000 |
| 5.15%, 07/17/06 *(b)(c)* | 8,000 | 8,000 |
| | | **951,401** |

### Other Investments 9.9% of net assets

| Security | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Repurchase Agreements 9.9%** | | |
| **Bank of America Securities L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $714,000 5.28%, issued 06/30/06, due 07/03/06 | 700,308 | 700,000 |
| **Credit Suisse Securities (USA), L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $7,980 5.25%, issued 06/30/06, due 07/03/06 | 7,823 | 7,819 |
| **Morgan Stanley & Co., Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $103,480 5.25%, issued 06/30/06, due 07/03/06 | 100,044 | 100,000 |
| | | **807,819** |

| Issuer<br>Rate, Acquisition Date<br>Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $8,099,616.

At 06/03/06, portfolio holdings included illiquid and/or restricted securities as follows:

| | | |
|---|---|---|
| **Blue Spice, L.L.C.** | | |
| 5.29%, 06/22/06, 07/20/06 | 23,000 | **22,936** |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 02/03/06, 10/30/06 | 39,000 | 39,000 |
| 5.30%, 04/11/06, 01/11/07 | 5,000 | 5,000 |
| | | **44,000** |

*(a)* Credit-enhanced security.
*(b)* Asset-backed security.
*(c)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $3,201,180 or 39.1% of net assets.
*(d)* Illiquid and/or restricted security

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at cost and value | $7,291,797 |
| Repurchase agreements, at cost and value | 807,819 |
| Receivables: | |
|     Fund shares sold | 364,736 |
|     Interest | 21,352 |
| Prepaid expenses | + 864 |
| **Total assets** | **8,486,568** |

### Liabilities

| | |
|---|---:|
| Bank Overdraft | 49 |
| Payables: | |
|     Dividends to shareholders | 15,000 |
|     Fund shares redeemed | 286,191 |
|     Investment adviser and administrator fees | 156 |
|     Transfer agent and shareholder services fees | 260 |
|     Trustees' fees | 1 |
| Accrued expenses | + 222 |
| **Total liabilities** | **301,879** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 8,486,568 |
| **Total liabilities** | - 301,879 |
| **Net assets** | **$8,184,689** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 8,184,689 |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---:|:---:|---:|:---:|---:|
| Sweep Shares | $2,692,282 | | 2,692,282 | | $1.00 |
| Premier Sweep Shares | $5,492,407 | | 5,492,407 | | $1.00 |

16   *See financial notes.*

Statement of
## Operations

From January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$157,692** |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 11,696 |
| Transfer agent and shareholder service fees: | | |
| Sweep Shares | | 4,891 |
| Premier Sweep Shares | | 9,952 |
| Trustees' fees | | 15 |
| Custodian fees | | 117 |
| Portfolio accounting fees | | 68 |
| Professional fees | | 25 |
| Registration fees | | 849 |
| Other expenses | + | 18 |
| Total expenses | | 27,631 |
| Expense reduction | - | 7,079 |
| **Net expenses** | | **20,552** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| Total investment income | | 157,692 |
| Net expenses | - | 20,552 |
| Net investment income | | **137,140** |
| **Increase in net assets from operations** | | **$137,140** |

Statement of
## Changes in Net Assets

For the current and prior report period. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

|  | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
|---|---|---|
| Net investment income | $137,140 | $132,239 |
| **Increase in net assets from operations** | **137,140** | **132,239** |

### Distributions Paid

|  |  |  |  |
|---|---|---|---|
| Dividends from net investment income |  |  |  |
| Sweep Shares |  | 44,463 | 43,265 |
| Premier Sweep Shares | + | 92,677 | 88,974 |
| **Total dividends from net investment income** |  | **137,140** | **132,239** |

### Transactions in Fund Shares*

|  |  |  |  |
|---|---|---|---|
| **Shares Sold** |  |  |  |
| Sweep Shares |  | 7,287,696 | 9,538,598 |
| Premier Sweep Shares | + | 18,610,186 | 22,760,631 |
| **Total shares sold** |  | **25,897,882** | **32,299,229** |
| **Shares Reinvested** |  |  |  |
| Sweep Shares |  | 39,487 | 42,446 |
| Premier Sweep Shares | + | 82,146 | 87,145 |
| **Total shares reinvested** |  | **121,633** | **129,591** |
| **Shares Redeemed** |  |  |  |
| Sweep Shares |  | (6,533,299) | (8,953,704) |
| Premier Sweep Shares | + | (16,927,619) | (21,463,885) |
| **Total shares redeemed** |  | **(23,460,918)** | **(30,417,589)** |
| **Net transactions in fund shares** |  | **2,558,597** | **2,011,231** |

### Net Assets

|  |  |  |  |
|---|---|---|---|
| Beginning of period |  | 5,626,092 | 3,614,861 |
| Total increase | + | 2,558,597 | 2,011,231 |
| **End of period** |  | **$8,184,689** | **$5,626,092** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

## 1. Business Structure of the Fund

Schwab Advisor Cash Reserves is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund discussed in this report, which is highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New Jersey Municipal Money Fund |
| (organized October 20, 1989) | Schwab Pennsylvania Municipal Money Fund |
| Schwab Money Market Fund | Schwab AMT Tax-Free Money Fund |
| Schwab Government Money Fund Schwab U.S. Treasury Money Fund | Schwab Massachusetts Municipal Money Fund |
| | Schwab Retirement Advantage Money Fund |
| Schwab Value Advantage Money Fund | Schwab Investor Money Fund |
| Schwab Municipal Money Fund | Schwab Advisor Cash Reserves |
| Schwab California Municipal Money Fund | Schwab Cash Reserves |
| Schwab New York Municipal Money Fund | |

Schwab Advisor Cash Reserves offers two share classes: Sweep Shares and Premier Sweep Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

### (a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:** The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**Repurchase Agreements:** The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or class are charged directly to that fund or class. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| Average daily net assets | |
| --- | --- |
| First $1 billion | 0.38% |
| Over $1 billion | 0.35% |
| Over $10 billion | 0.32% |
| Over $20 billion | 0.30% |
| Over $40 billion | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| | Transfer Agent Fees | Shareholder Service Fees |
| --- | --- | --- |
| Sweep Shares | 0.25% | 0.20% |
| Premier Sweep Shares | 0.25% | 0.20% |

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses as follows:

| Sweep Shares | 0.69% |
| --- | --- |
| Premier Sweep Shares | 0.59% |

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund had no security transactions with other Schwab Funds.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

### 4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

| | |
|---|---|
| From ordinary income | $132,239 |
| From long-term capital gains | — |
| From return of capital | — |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Advisor Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory

contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among

other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.** With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon

from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™**[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

*charles* **SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

# Schwab Cash Reserves

**Semiannual Report**

June 30, 2006

*charles* SCHWAB

# In This Report



Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span style="font-size:small">for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

## The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. At the end of the six-month report period, the benchmark rate was up to 5.25%. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Nonetheless, higher short-term rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

In this market environment, our strategy was to position the fund for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our holdings of variable rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. In addition, we also purchased securities with longer maturities in order to add yield to the portfolio.

To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) in the mid to high 40-day range over the course of the reporting period. Keeping the WAM in this range provided the flexibility to adapt and respond to the changes in interest rates.

## Performance and Fund Facts as of 6/30/06

Ticker Symbol: SWSXX

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | |
|---|---|
| **Seven-Day Yield**[1] | 4.51% |
| **Seven-Day Yield–No Waiver**[2] | 4.40% |
| **Seven-Day Effective Yield**[1] | 4.61% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 47 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab Cash Reserves** | | | | |
| Actual Return | 0.69% | $1,000 | $1,020.59 | $3.46 |
| Hypothetical 5% Return | 0.69% | $1,000 | $1,021.37 | $3.46 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Financial Statements

## Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 8/12/04[1]–<br>12/31/04 |
|---|---|---|---|
| **Per-Share Data** ($) | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | |
|    Net investment income | 0.02 | 0.03 | 0.00[2] |
| Less distributions: | | | |
|    Dividends from net investment income | (0.02) | (0.03) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.06[3] | 2.65 | 0.46[3] |
| **Ratios/Supplemental Data** (%) | | | |
| Ratios to average net assets: | | | |
|    Net operating expenses | 0.69[4] | 0.69 | 0.69[4] |
|    Gross operating expenses | 0.81[4] | 0.92 | 1.05[4] |
|    Net investment income | 4.34[4] | 2.90 | 1.24[4] |
| Net assets, end of period ($ x 1,000,000) | 13,398 | 822 | 140 |

\* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| | Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|---|
| 80.4% | Fixed-Rate Obligations | 10,780,890 | 10,780,890 |
| 8.4% | Variable-Rate Obligations | 1,116,990 | 1,116,990 |
| 10.8% | Other Investments | 1,440,403 | 1,440,403 |
| **99.6%** | **Total Investments** | **13,338,283** | **13,338,283** |
| 0.4% | Other Assets and Liabilities | | 59,552 |
| **100.0%** | **Net Assets** | | **13,397,835** |

| Issuer<br>Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 80.4% of net assets** | | |
| **Bank Notes 2.7%** | | |
| **Bank of America, N.A.** | | |
| 4.97%, 07/11/06 | 90,000 | 90,000 |
| 5.09%, 07/21/06 | 10,000 | 10,000 |
| 5.10%, 07/25/06 | 60,000 | 60,000 |
| 5.08%, 08/04/06 | 80,000 | 80,000 |
| 5.11%, 08/14/06 | 5,000 | 5,000 |
| 5.09%, 08/23/06 | 100,000 | 100,000 |
| 5.28%, 09/13/06 | 17,000 | 17,000 |
| | | **362,000** |
| **Certificates of Deposit 22.8%** | | |
| **Banca Intesa** | | |
| 5.40%, 08/29/06 | 75,000 | 75,000 |
| 5.49%, 09/29/06 | 59,000 | 59,001 |
| **Banco Bilbao Vizcaya Argentaria S.A.** | | |
| 4.96%, 07/11/06 | 45,000 | 45,000 |
| **Bank of Tokyo - Mitsubishi UFJ, Ltd.** | | |
| 5.16%, 08/01/06 | 126,000 | 126,000 |
| **Barclays Bank PLC** | | |
| 5.03%, 07/18/06 | 70,000 | 70,000 |
| 5.09%, 07/21/06 | 30,000 | 30,000 |
| 5.12%, 07/25/06 | 25,000 | 25,000 |
| 5.12%, 08/09/06 | 158,000 | 158,000 |
| **Bayerische Hypo- und Vereinsbank AG** | | |
| 5.08%, 07/12/06 | 30,000 | 30,000 |
| **BNP Paribas** | | |
| 5.17%, 08/25/06 | 65,000 | 65,000 |
| 5.09%, 10/03/06 | 9,000 | 9,000 |
| 5.15%, 10/16/06 | 138,000 | 138,000 |
| **Calyon** | | |
| 4.83%, 08/10/06 | 12,000 | 12,000 |
| **Citibank, N.A.** | | |
| 5.12%, 08/10/06 | 150,000 | 150,000 |
| 5.13%, 08/11/06 | 53,000 | 53,000 |
| 5.13%, 08/17/06 | 25,000 | 25,000 |
| 5.17%, 08/24/06 | 16,000 | 16,000 |
| 5.20%, 08/31/06 | 5,000 | 5,000 |
| 5.23%, 09/05/06 | 47,000 | 47,000 |
| 5.37%, 09/18/06 | 15,000 | 15,000 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.40%, 09/20/06 | 24,000 | 24,000 |
| **Credit Agricole S.A.** | | |
| 4.63%, 07/05/06 | 7,000 | 7,000 |
| **Credit Suisse** | | |
| 4.66%, 07/03/06 | 3,000 | 3,000 |
| 4.96%, 07/05/06 | 40,000 | 40,000 |
| 5.01%, 07/14/06 | 50,000 | 50,000 |
| 5.04%, 07/24/06 | 22,000 | 22,000 |
| 5.39%, 08/31/06 | 90,000 | 90,000 |
| 5.50%, 12/18/06 | 65,000 | 65,000 |
| **DePfa Bank, PLC** | | |
| 4.80%, 08/02/06 | 5,000 | 5,000 |
| **Deutsche Bank, AG** | | |
| 4.62%, 10/26/06 | 2,000 | 2,000 |
| 5.22%, 10/26/06 | 95,000 | 95,000 |
| 4.85%, 01/26/07 | 6,000 | 6,000 |
| 5.01%, 02/09/07 | 2,000 | 2,000 |
| 5.25%, 03/20/07 | 15,000 | 14,981 |
| **First Tennessee Bank, N.A.** | | |
| 5.18%, 08/28/06 | 22,000 | 22,000 |
| **HBOS Treasury Services, PLC** | | |
| 4.96%, 07/11/06 *(a)* | 25,000 | 25,000 |
| **HSH Nordbank, AG** | | |
| 5.27%, 09/13/06 | 2,000 | 2,000 |
| **ING Bank, N.V.** | | |
| 5.08%, 07/27/06 | 143,000 | 143,000 |
| **Landesbank Baden-Wurttemberg** | | |
| 5.49%, 12/20/06 | 133,000 | 133,000 |
| **Mitsubishi UFJ Trust & Banking Corp.** | | |
| 4.97%, 07/05/06 | 15,000 | 15,000 |
| 5.29%, 11/27/06 | 2,000 | 2,000 |
| 5.36%, 12/11/06 | 50,000 | 50,000 |
| 5.50%, 12/19/06 | 35,000 | 35,000 |
| 5.57%, 12/27/06 | 32,000 | 32,000 |
| **Mizuho Corp. Bank Ltd.** | | |
| 4.98%, 07/07/06 | 21,000 | 21,000 |
| 5.05%, 07/17/06 | 25,000 | 25,000 |
| 5.14%, 08/08/06 | 72,000 | 72,000 |
| 5.17%, 08/08/06 | 10,000 | 10,000 |
| **San Paolo IMI SpA** | | |
| 5.09%, 08/25/06 | 89,000 | 89,000 |
| 5.07%, 09/29/06 | 11,000 | 11,000 |
| **Societe Generale** | | |
| 4.63%, 07/11/06 | 5,000 | 5,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sumitomo Mitsui Banking Corp.** | | |
| 5.10%, 07/06/06 | 25,000 | 25,000 |
| 5.33%, 07/27/06 | 19,000 | 19,000 |
| 5.31%, 07/28/06 | 43,000 | 43,000 |
| 5.34%, 08/01/06 | 22,000 | 22,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.02%, 09/11/06 | 12,000 | 12,000 |
| 5.18%, 10/25/06 | 24,000 | 24,000 |
| 5.24%, 11/06/06 | 58,000 | 58,000 |
| 5.35%, 12/05/06 | 8,000 | 8,000 |
| **Toronto-Dominion Bank** | | |
| 4.97%, 07/10/06 | 35,000 | 35,000 |
| 5.16%, 09/05/06 | 46,000 | 46,000 |
| 5.16%, 10/13/06 | 25,000 | 25,000 |
| 5.34%, 12/01/06 | 41,000 | 41,000 |
| **Unicredito Italiano SpA** | | |
| 5.16%, 08/10/06 | 10,000 | 9,999 |
| 5.18%, 08/24/06 | 50,000 | 50,000 |
| 5.24%, 09/08/06 | 69,000 | 69,000 |
| 5.23%, 11/17/06 | 40,000 | 40,000 |
| 5.48%, 12/19/06 | 16,000 | 16,000 |
| 5.53%, 12/27/06 | 40,000 | 40,000 |
| **US Bank, N.A.** | | |
| 4.94%, 07/07/06 | 33,000 | 33,000 |
| 5.18%, 08/28/06 | 55,000 | 55,000 |
| **Washington Mutual Bank** | | |
| 5.08%, 07/07/06 | 20,000 | 20,000 |
| 5.09%, 07/07/06 | 20,000 | 20,000 |
| 5.35%, 12/04/06 | 34,000 | 33,991 |
| 5.37%, 12/04/06 | 25,000 | 24,992 |
| **Wells Fargo Bank, N.A.** | | |
| 5.19%, 07/31/06 | 154,000 | 154,000 |
| **Wilmington Trust Co.** | | |
| 4.92%, 08/03/06 | 2,000 | 2,000 |
| 4.81%, 08/07/06 | 3,000 | 3,000 |
| | | **3,199,964** |

### Commercial Paper & Other Corporate Obligations  54.9%

| | | |
|---|---|---|
| **AB Spintab** | | |
| 4.98%, 07/06/06 | 2,300 | 2,298 |
| 5.11%, 08/04/06 | 1,000 | 995 |
| 5.18%, 08/30/06 | 73,000 | 72,378 |
| 5.48%, 09/27/06 | 5,000 | 4,934 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Alliance & Leicester, PLC** | | |
| 4.97%, 07/05/06 *(c)* | 9,000 | 8,995 |
| 4.99%, 07/13/06 *(c)* | 1,000 | 998 |
| 4.80%, 07/20/06 *(c)* | 4,000 | 3,990 |
| 5.11%, 08/03/06 *(c)* | 65,000 | 64,700 |
| 5.20%, 09/01/06 *(c)* | 5,000 | 4,956 |
| 4.99%, 09/06/06 *(c)* | 2,000 | 1,982 |
| 5.38%, 09/15/06 *(c)* | 2,000 | 1,978 |
| 5.31%, 10/25/06 *(c)* | 4,000 | 3,933 |
| **Amstel Funding Corp.** | | |
| 5.00%, 07/10/06 *(b)(c)* | 10,000 | 9,988 |
| 5.00%, 07/11/06 *(b)(c)* | 6,750 | 6,741 |
| 5.09%, 07/17/06 *(b)(c)* | 20,000 | 19,955 |
| 5.10%, 07/19/06 *(b)(c)* | 25,000 | 24,937 |
| 5.09%, 07/26/06 *(b)(c)* | 36,059 | 35,933 |
| 5.19%, 08/28/06 *(b)(c)* | 13,800 | 13,686 |
| 5.19%, 08/29/06 *(b)(c)* | 6,672 | 6,616 |
| 5.48%, 09/26/06 *(b)(c)* | 15,000 | 14,804 |
| 5.45%, 09/27/06 *(b)(c)* | 2,035 | 2,008 |
| **Amsterdam Funding Corp.** | | |
| 5.28%, 07/20/06 *(a)(b)(c)* | 20,000 | 19,945 |
| 5.18%, 07/25/06 *(a)(b)(c)* | 15,120 | 15,068 |
| 5.17%, 08/02/06 *(a)(b)(c)* | 40,000 | 39,818 |
| **Anglo Irish Bank Corp., PLC** | | |
| 5.14%, 07/28/06 *(c)* | 15,000 | 14,943 |
| **ANZ (Delaware), Inc.** | | |
| 5.23%, 10/19/06 *(a)* | 23,000 | 22,642 |
| **ANZ National (Int) Ltd.** | | |
| 5.53%, 12/21/06 *(a)* | 37,000 | 36,044 |
| **Aquinas Funding, L.L.C.** | | |
| 5.01%, 07/13/06 *(a)(b)(c)* | 18,000 | 17,970 |
| 5.32%, 07/28/06 *(a)(b)(c)* | 13,000 | 12,948 |
| 5.09%, 08/01/06 *(a)(b)(c)* | 20,000 | 19,914 |
| 5.10%, 08/01/06 *(a)(b)(c)* | 3,000 | 2,987 |
| 5.19%, 08/28/06 *(a)(b)(c)* | 3,000 | 2,975 |
| 5.19%, 08/29/06 *(a)(b)(c)* | 1,000 | 992 |
| 5.53%, 12/20/06 *(a)(b)(c)* | 3,000 | 2,923 |
| **ASAP Funding Ltd.** | | |
| 4.98%, 07/05/06 *(a)(b)(c)* | 10,000 | 9,995 |
| 5.01%, 07/06/06 *(a)(b)(c)* | 18,000 | 17,988 |
| 5.06%, 07/14/06 *(a)(b)(c)* | 7,000 | 6,987 |
| 5.13%, 08/01/06 *(a)(b)(c)* | 5,000 | 4,978 |
| 5.12%, 08/02/06 *(a)(b)(c)* | 3,000 | 2,987 |
| 5.33%, 09/06/06 *(a)(b)(c)* | 11,000 | 10,892 |
| 5.40%, 09/08/06 *(a)(b)(c)* | 30,000 | 29,694 |
| **Atlantic Asset Securitization, L.L.C.** | | |
| 5.08%, 07/10/06 *(a)(b)(c)* | 26,000 | 25,967 |
| 5.12%, 08/07/06 *(a)(b)(c)* | 40,522 | 40,312 |
| 5.29%, 09/11/06 *(a)(b)(c)* | 21,000 | 20,781 |
| 5.33%, 09/12/06 *(a)(b)(c)* | 16,000 | 15,830 |
| **Atlantis One Funding Corp.** | | |
| 4.95%, 07/05/06 *(b)(c)* | 6,000 | 5,997 |
| 5.03%, 07/19/06 *(b)(c)* | 26,000 | 25,935 |
| 5.10%, 07/21/06 *(b)(c)* | 24,000 | 23,933 |
| 4.81%, 08/07/06 *(b)(c)* | 2,000 | 1,990 |
| 5.12%, 08/07/06 *(b)(c)* | 49,000 | 48,746 |
| 5.19%, 08/28/06 *(b)(c)* | 13,000 | 12,893 |
| 5.26%, 09/07/06 *(b)(c)* | 3,000 | 2,971 |
| 5.00%, 09/20/06 *(b)(c)* | 15,000 | 14,835 |
| 5.16%, 10/12/06 *(b)(c)* | 64,355 | 63,429 |
| 5.21%, 10/27/06 *(b)(c)* | 91,000 | 89,488 |
| 5.50%, 12/18/06 *(b)(c)* | 15,000 | 14,621 |
| 5.51%, 12/20/06 *(b)(c)* | 30,000 | 29,232 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 2,000 | 1,996 |
| 5.15%, 08/22/06 | 180,000 | 178,681 |
| 5.17%, 08/24/06 | 12,000 | 11,908 |
| 5.20%, 09/01/06 | 14,000 | 13,876 |
| 5.27%, 09/08/06 | 40,000 | 39,601 |
| 5.43%, 09/25/06 | 20,000 | 19,744 |
| 5.50%, 12/18/06 | 18,000 | 17,546 |
| **Bank of Ireland** | | |
| 4.86%, 08/09/06 *(c)* | 3,000 | 2,985 |
| **Barclays US Funding Corp.** | | |
| 4.96%, 07/10/06 *(a)* | 15,000 | 14,982 |
| 5.03%, 07/19/06 *(a)* | 2,000 | 1,995 |
| 5.18%, 08/23/06 *(a)* | 13,000 | 12,902 |
| **Bear Stearns Companies, Inc.** | | |
| 4.96%, 07/05/06 | 15,000 | 14,992 |
| 5.09%, 08/21/06 | 40,000 | 39,717 |
| 5.39%, 08/28/06 | 68,000 | 67,415 |
| 5.02%, 09/13/06 | 13,000 | 12,869 |
| 5.00%, 09/14/06 | 5,000 | 4,949 |
| 5.33%, 12/04/06 | 12,000 | 11,730 |
| **Beta Finance, Inc.** | | |
| 4.95%, 07/05/06 *(b)(c)* | 1,000 | 999 |
| 4.96%, 07/06/06 *(b)(c)* | 8,000 | 7,995 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.04%, 07/20/06 (b)(c) | 9,000 | 8,976 |
| 5.05%, 07/24/06 (b)(c) | 13,000 | 12,959 |
| **Blue Spice, L.L.C.** | | |
| 5.23%, 09/05/06 (a)(b)(c)(d) | 38,000 | 37,641 |
| **Calyon North America, Inc.** | | |
| 5.30%, 11/07/06 (a) | 77,000 | 75,571 |
| **Cancara Asset Securitization, L.L.C.** | | |
| 5.08%, 07/05/06 (a)(b)(c) | 51,350 | 51,321 |
| 5.08%, 07/06/06 (a)(b)(c) | 30,000 | 29,979 |
| 5.29%, 07/24/06 (a)(b)(c) | 10,063 | 10,029 |
| 5.20%, 09/01/06 (a)(b)(c) | 22,295 | 22,098 |
| **CBA (Delaware) Finance, Inc.** | | |
| 4.97%, 08/02/06 (a) | 7,993 | 7,958 |
| 4.98%, 08/31/06 (a) | 12,000 | 11,901 |
| **CC (USA), Inc.** | | |
| 4.94%, 07/03/06 (b)(c) | 3,000 | 2,999 |
| 4.97%, 07/07/06 (b)(c) | 22,000 | 21,982 |
| 5.01%, 07/12/06 (b)(c) | 29,000 | 28,956 |
| 5.04%, 07/21/06 (b)(c) | 10,000 | 9,972 |
| 4.88%, 08/15/06 (b)(c) | 3,500 | 3,479 |
| 5.19%, 08/29/06 (b)(c) | 7,000 | 6,941 |
| 5.30%, 09/15/06 (b)(c) | 8,000 | 7,912 |
| **Chariot Funding, L.L.C.** | | |
| 5.09%, 07/07/06 (a)(b)(c) | 4,525 | 4,521 |
| **Citigroup Funding, Inc.** | | |
| 4.97%, 07/06/06 (a) | 58,000 | 57,960 |
| 5.03%, 07/13/06 (a) | 36,000 | 35,940 |
| 5.03%, 07/14/06 (a) | 69,000 | 68,876 |
| 5.12%, 07/26/06 (a) | 21,000 | 20,926 |
| 5.11%, 08/03/06 (a) | 156,000 | 155,279 |
| 5.09%, 08/21/06 (a) | 39,000 | 38,724 |
| 5.03%, 09/21/06 (a) | 7,000 | 6,922 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.25%, 07/18/06 (a)(b)(c) | 46,500 | 46,385 |
| 5.03%, 07/20/06 (a)(b)(c) | 85,000 | 84,777 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.09%, 07/07/06 (a)(b)(c) | 6,000 | 5,995 |
| 5.00%, 07/10/06 (a)(b)(c) | 7,275 | 7,266 |
| 5.09%, 07/10/06 (a)(b)(c) | 40,000 | 39,950 |
| 4.94%, 07/11/06 (a)(b)(c) | 7,650 | 7,640 |
| 5.10%, 07/21/06 (a)(b)(c) | 8,000 | 7,978 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.18%, 08/24/06 (a)(b)(c) | 42,000 | 41,678 |
| **Crown Point Capital Co., L.L.C.** | | |
| 5.00%, 07/11/06 (a)(b)(c) | 1,000 | 999 |
| 5.04%, 07/19/06 (a)(b)(c) | 71,000 | 70,823 |
| 5.06%, 07/19/06 (a)(b)(c) | 1,000 | 998 |
| 5.04%, 07/20/06 (a)(b)(c) | 35,369 | 35,276 |
| 5.43%, 09/22/06 (a)(b)(c) | 49,000 | 48,394 |
| 5.20%, 10/20/06 (a)(b)(c) | 60,000 | 59,062 |
| 5.30%, 10/20/06 (a)(b)(c) | 1,000 | 984 |
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/06/06 (b)(c) | 10,000 | 9,993 |
| 4.96%, 07/07/06 (b)(c) | 35,000 | 34,971 |
| 5.09%, 07/07/06 (b)(c) | 9,000 | 8,992 |
| 5.08%, 07/24/06 (b)(c) | 100,000 | 99,679 |
| 5.32%, 07/27/06 (b)(c) | 6,000 | 5,977 |
| 5.24%, 09/07/06 (b)(c) | 19,000 | 18,814 |
| 5.30%, 09/14/06 (b)(c) | 7,000 | 6,924 |
| 5.31%, 09/14/06 (b)(c) | 22,000 | 21,760 |
| 5.41%, 09/21/06 (b)(c) | 64,000 | 63,223 |
| **Danske Corp.** | | |
| 4.97%, 07/13/06 (a)(c) | 20,000 | 19,967 |
| 5.18%, 08/24/06 (a)(c) | 2,150 | 2,134 |
| 5.00%, 09/25/06 (a)(c) | 3,000 | 2,965 |
| 5.23%, 10/23/06 (a)(c) | 57,000 | 56,079 |
| 5.50%, 12/21/06 (a)(c) | 105,000 | 102,301 |
| **Depfa Bank, PLC** | | |
| 5.03%, 07/13/06 (c) | 14,000 | 13,977 |
| **Deutsche Bank Financial, L.L.C.** | | |
| 4.95%, 11/10/06 (a) | 11,000 | 10,808 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 (a) | 30,000 | 29,850 |
| **DnB NOR Bank ASA** | | |
| 4.96%, 07/05/06 | 22,000 | 21,988 |
| 5.04%, 07/19/06 | 39,000 | 38,903 |
| 5.08%, 08/18/06 | 1,000 | 993 |
| 5.25%, 11/01/06 | 39,000 | 38,320 |
| 5.22%, 11/06/06 | 25,000 | 24,548 |
| 5.27%, 11/27/06 | 10,000 | 9,788 |
| **Dorada Finance, Inc.** | | |
| 4.97%, 07/06/06 (b)(c) | 5,000 | 4,997 |
| 5.09%, 07/31/06 (b)(c) | 38,000 | 37,841 |
| 5.26%, 09/11/06 (b)(c) | 6,000 | 5,938 |
| **Dresdner U.S. Finance, Inc.** | | |
| 5.10%, 07/10/06 (a) | 48,000 | 47,939 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.10%, 07/25/06 *(a)(b)(c)* | 32,000 | 31,892 |
| 5.33%, 11/28/06 *(a)(b)(c)* | 38,000 | 37,177 |
| 5.34%, 11/28/06 *(a)(b)(c)* | 31,209 | 30,533 |
| **Fairway Finance Co., L.L.C.** | | |
| 5.03%, 07/17/06 *(a)(b)(c)* | 40,000 | 39,912 |
| **Falcon Asset Securitization Corp.** | | |
| 5.25%, 07/21/06 *(a)(b)(c)* | 47,000 | 46,863 |
| **Five Finance, Inc.** | | |
| 4.99%, 07/10/06 *(b)(c)* | 7,000 | 6,991 |
| 5.02%, 07/14/06 *(b)(c)* | 12,000 | 11,979 |
| 5.09%, 07/28/06 *(b)(c)* | 17,000 | 16,936 |
| **ForeningsSparbanken AB (Swedbank)** | | |
| 4.89%, 08/14/06 | 2,500 | 2,485 |
| 4.98%, 08/24/06 | 6,000 | 5,956 |
| **Fortis Banque Luxembourg** | | |
| 4.95%, 07/05/06 | 3,000 | 2,998 |
| 4.97%, 07/12/06 | 3,000 | 2,996 |
| **Galaxy Funding, Inc.** | | |
| 5.10%, 07/21/06 *(b)(c)* | 15,000 | 14,958 |
| 5.06%, 07/26/06 *(b)(c)* | 36,000 | 35,875 |
| 5.39%, 08/24/06 *(b)(c)* | 36,000 | 35,712 |
| **General Electric Capital Corp.** | | |
| 5.26%, 07/03/06 | 150,000 | 149,956 |
| 4.98%, 07/12/06 | 85,000 | 84,872 |
| 4.99%, 07/12/06 | 1,000 | 999 |
| 5.00%, 07/17/06 | 110,000 | 109,759 |
| 5.10%, 07/21/06 | 28,000 | 27,921 |
| 4.65%, 08/02/06 | 2,000 | 1,992 |
| 4.62%, 08/21/06 | 2,000 | 1,987 |
| 5.26%, 09/07/06 | 105,000 | 103,971 |
| 5.22%, 11/06/06 | 13,000 | 12,765 |
| **Grampian Funding, L.L.C.** | | |
| 5.10%, 08/04/06 *(a)(b)(c)* | 15,000 | 14,929 |
| 5.11%, 08/07/06 *(a)(b)(c)* | 1,000 | 995 |
| 4.92%, 08/08/06 *(a)(b)(c)* | 1,000 | 995 |
| 5.03%, 09/20/06 *(a)(b)(c)* | 1,000 | 989 |
| 5.16%, 10/18/06 *(a)(b)(c)* | 20,000 | 19,695 |
| 5.23%, 10/24/06 *(a)(b)(c)* | 32,000 | 31,479 |
| 5.27%, 11/17/06 *(a)(b)(c)* | 2,000 | 1,960 |
| 5.53%, 12/18/06 *(a)(b)(c)* | 36,000 | 35,085 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **HBOS Treasury Services, PLC** | | |
| 5.03%, 07/18/06 *(a)* | 37,000 | 36,913 |
| 5.03%, 07/18/06 *(a)* | 9,000 | 8,979 |
| 5.08%, 08/02/06 *(a)* | 16,000 | 15,929 |
| 5.11%, 08/07/06 *(a)* | 34,000 | 33,824 |
| 5.11%, 08/08/06 *(a)* | 1,000 | 995 |
| 5.19%, 08/29/06 *(a)* | 13,000 | 12,891 |
| **HSH Nordbanken AG** | | |
| 5.06%, 07/26/06 | 21,000 | 20,927 |
| 5.45%, 09/29/06 | 16,000 | 15,785 |
| **Irish Life & Permanent, PLC** | | |
| 5.05%, 07/26/06 *(c)* | 10,700 | 10,663 |
| 5.06%, 07/26/06 *(c)* | 4,000 | 3,986 |
| 5.08%, 07/26/06 *(c)* | 14,000 | 13,951 |
| 5.10%, 07/26/06 *(c)* | 9,000 | 8,969 |
| 4.77%, 07/28/06 *(c)* | 3,000 | 2,990 |
| 5.36%, 12/08/06 *(c)* | 8,000 | 7,814 |
| 5.53%, 12/14/06 *(c)* | 10,000 | 9,752 |
| **IXIS Commercial Paper Corp.** | | |
| 4.99%, 07/21/06 *(a)(c)* | 2,000 | 1,995 |
| 5.08%, 08/16/06 *(a)(c)* | 2,475 | 2,459 |
| 5.02%, 10/03/06 *(a)(c)* | 7,000 | 6,911 |
| **Jupiter Securitization Corp.** | | |
| 5.08%, 07/06/06 *(a)(b)(c)* | 76,446 | 76,392 |
| 5.21%, 07/31/06 *(a)(b)(c)* | 55,000 | 54,763 |
| **K2 (USA), L.L.C.** | | |
| 4.96%, 07/05/06 *(b)(c)* | 10,000 | 9,995 |
| 4.98%, 07/06/06 *(b)(c)* | 1,000 | 999 |
| 5.06%, 07/25/06 *(b)(c)* | 5,000 | 4,983 |
| 4.81%, 08/04/06 *(b)(c)* | 1,000 | 996 |
| 5.19%, 08/25/06 *(b)(c)* | 1,500 | 1,488 |
| 5.27%, 09/07/06 *(b)(c)* | 2,000 | 1,980 |
| 5.27%, 09/11/06 *(b)(c)* | 17,000 | 16,823 |
| 5.01%, 09/12/06 *(b)(c)* | 2,500 | 2,475 |
| 5.02%, 09/12/06 *(b)(c)* | 2,000 | 1,980 |
| 5.47%, 09/25/06 *(b)(c)* | 5,000 | 4,936 |
| 5.07%, 09/28/06 *(b)(c)* | 1,000 | 988 |
| 5.17%, 10/16/06 *(b)(c)* | 18,000 | 17,731 |
| 5.24%, 10/27/06 *(b)(c)* | 18,000 | 17,699 |
| **KBC Financial Products International, Ltd.** | | |
| 5.04%, 07/20/06 *(a)(c)* | 10,000 | 9,974 |
| 5.01%, 08/01/06 *(a)(c)* | 1,000 | 996 |
| 5.22%, 09/01/06 *(a)(c)* | 14,000 | 13,876 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) | Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|---|---|---|
| 5.01%, 09/25/06 (c) | 5,000 | 4,942 | **Nordea North America, Inc.** | | |
| **Lexington Parker Capital Co., L.L.C.** | | | 4.97%, 07/06/06 (a) | 5,000 | 4,997 |
| 5.27%, 07/21/06 (a)(b)(c) | 1,000 | 997 | **Northern Rock, PLC** | | |
| 5.09%, 07/25/06 (a)(b)(c) | 4,000 | 3,987 | 5.20%, 08/28/06 | 3,000 | 2,975 |
| 5.18%, 08/21/06 (a)(b)(c) | 33,644 | 33,400 | 5.19%, 08/30/06 | 48,000 | 47,590 |
| 5.27%, 09/12/06 (a)(b)(c) | 44,000 | 43,536 | **Old Line Funding, L.L.C.** | | |
| 5.30%, 09/12/06 (a)(b)(c) | 2,000 | 1,979 | 5.18%, 08/21/06 (a)(b)(c) | 48,632 | 48,280 |
| 5.40%, 09/18/06 (a)(b)(c) | 29,000 | 28,661 | **Park Avenue Receivables Co., L.L.C.** | | |
| 5.11%, 10/05/06 (a)(b)(c) | 35,000 | 34,535 | 5.08%, 07/07/06 (a)(b)(c) | 20,000 | 19,983 |
| 5.16%, 10/05/06 (a)(b)(c) | 10,500 | 10,359 | 5.14%, 07/12/06 (a)(b)(c) | 35,000 | 34,945 |
| 5.17%, 10/20/06 (a)(b)(c) | 7,000 | 6,891 | **Park Granada, L.L.C.** | | |
| 5.23%, 11/15/06 (a)(b)(c) | 2,000 | 1,961 | 4.97%, 07/05/06 (b)(c) | 10,000 | 9,995 |
| 5.28%, 11/15/06 (a)(b)(c) | 62,000 | 60,785 | 5.24%, 09/06/06 (b)(c) | 62,000 | 61,403 |
| **Links Finance, L.L.C.** | | | 5.22%, 11/10/06 (b)(c) | 1,000 | 981 |
| 4.97%, 07/06/06 (b)(c) | 5,000 | 4,997 | **Picaros Funding, L.L.C.** | | |
| 5.19%, 08/30/06 (b)(c) | 26,000 | 25,778 | 5.11%, 07/21/06 (a)(b)(c) | 4,000 | 3,989 |
| **Mane Funding Corp.** | | | 4.81%, 08/03/06 (a)(b)(c) | 5,000 | 4,978 |
| 4.97%, 07/06/06 (b)(c) | 1,252 | 1,251 | 5.09%, 08/03/06 (a)(b)(c) | 6,000 | 5,972 |
| 5.09%, 08/01/06 (b)(c) | 1,000 | 996 | 5.46%, 09/08/06 (a)(b)(c) | 1,500 | 1,484 |
| 5.17%, 08/17/06 (b)(c) | 24,882 | 24,716 | 5.28%, 09/13/06 (a)(b)(c) | 5,000 | 4,946 |
| 5.19%, 08/28/06 (b)(c) | 9,000 | 8,926 | 5.05%, 09/25/06 (a)(b)(c) | 7,000 | 6,918 |
| 5.20%, 08/29/06 (b)(c) | 29,367 | 29,120 | 5.41%, 09/27/06 (a)(b)(c) | 6,000 | 5,922 |
| 5.27%, 09/12/06 (b)(c) | 19,000 | 18,800 | 5.17%, 10/13/06 (a)(b)(c) | 36,000 | 35,476 |
| 5.48%, 09/26/06 (b)(c) | 37,000 | 36,517 | 5.31%, 11/03/06 (a)(b)(c) | 8,000 | 7,856 |
| **Mont Blanc Capital Corp.** | | | **Preferred Receivables Funding Corp.** | | |
| 4.98%, 07/10/06 (a)(b)(c) | 12,000 | 11,985 | 5.09%, 07/13/06 (a)(b)(c) | 65,511 | 65,401 |
| 5.08%, 07/10/06 (a)(b)(c) | 25,000 | 24,969 | 5.19%, 07/28/06 (a)(b)(c) | 45,328 | 45,153 |
| 5.03%, 07/14/06 (a)(b)(c) | 14,000 | 13,975 | 5.16%, 10/12/06 (a)(b)(c) | 36,138 | 35,618 |
| **Morgan Stanley** | | | **Santander Central Hispano Finance (Delaware), Inc.** | | |
| 5.29%, 07/12/06 | 21,000 | 20,966 | 5.01%, 09/14/06 (a) | 3,000 | 2,969 |
| 5.29%, 07/14/06 | 50,000 | 49,905 | **Scaldis Capital Ltd.** | | |
| 5.30%, 07/19/06 | 25,000 | 24,934 | 4.97%, 07/06/06 (a)(b)(c) | 8,985 | 8,979 |
| **Nieuw Amsterdam Receivables Corp.** | | | 5.03%, 07/13/06 (a)(b)(c) | 25,319 | 25,277 |
| 4.97%, 07/06/06 (a)(b)(c) | 7,192 | 7,187 | 5.06%, 07/25/06 (a)(b)(c) | 9,451 | 9,420 |
| 5.11%, 07/10/06 (a)(b)(c) | 1,000 | 999 | 5.12%, 08/08/06 (a)(b)(c) | 7,000 | 6,963 |
| 5.03%, 07/17/06 (a)(b)(c) | 11,000 | 10,976 | 5.15%, 08/18/06 (a)(b)(c) | 39,000 | 38,736 |
| 5.06%, 07/24/06 (a)(b)(c) | 6,000 | 5,981 | 5.18%, 08/21/06 (a)(b)(c) | 12,243 | 12,154 |
| 5.11%, 07/24/06 (a)(b)(c) | 1,431 | 1,426 | 5.18%, 08/23/06 (a)(b)(c) | 7,000 | 6,947 |
| 5.08%, 07/25/06 (a)(b)(c) | 8,229 | 8,201 | 5.18%, 08/24/06 (a)(b)(c) | 13,000 | 12,900 |
| 5.11%, 07/25/06 (a)(b)(c) | 13,915 | 13,868 | 5.19%, 08/25/06 (a)(b)(c) | 6,417 | 6,367 |
| 5.18%, 08/24/06 (a)(b)(c) | 16,000 | 15,877 | 5.19%, 08/29/06 (a)(b)(c) | 11,000 | 10,908 |
| 5.47%, 09/20/06 (a)(b)(c) | 5,000 | 4,939 | 5.28%, 09/11/06 (a)(b)(c) | 15,011 | 14,855 |
| 5.37%, 12/11/06 (a)(b)(c) | 14,840 | 14,489 | | | |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.28%, 09/12/06 (a)(b)(c) | 23,944 | 23,691 |
| 5.30%, 09/13/06 (a)(b)(c) | 50,000 | 49,462 |
| **Sedna Finance, Inc.** | | |
| 5.03%, 07/13/06 (b)(c) | 15,000 | 14,975 |
| **Sheffield Receivables Corp.** | | |
| 5.24%, 07/19/06 (a)(b)(c) | 40,000 | 39,896 |
| 5.14%, 07/24/06 (a)(b)(c) | 15,000 | 14,951 |
| 5.33%, 08/02/06 (a)(b)(c) | 36,000 | 35,830 |
| **Sigma Finance, Inc.** | | |
| 4.95%, 07/06/06 (b)(c) | 1,000 | 999 |
| 5.04%, 07/20/06 (b)(c) | 17,000 | 16,955 |
| 5.11%, 07/26/06 (b)(c) | 20,000 | 19,930 |
| 5.09%, 07/28/06 (b)(c) | 80,000 | 79,699 |
| 5.10%, 08/02/06 (b)(c) | 57,000 | 56,745 |
| 4.92%, 08/09/06 (b)(c) | 3,000 | 2,984 |
| 5.09%, 08/22/06 (b)(c) | 8,000 | 7,942 |
| 5.18%, 08/25/06 (b)(c) | 7,000 | 6,945 |
| 5.28%, 09/15/06 (b)(c) | 7,000 | 6,923 |
| 5.16%, 10/13/06 (b)(c) | 12,000 | 11,826 |
| 5.29%, 11/28/06 (b)(c) | 2,000 | 1,957 |
| **Skandinaviska Enskilda Banken AB** | | |
| 4.97%, 07/10/06 | 24,000 | 23,971 |
| 5.11%, 07/26/06 | 1,055 | 1,051 |
| **Societe Generale North America, Inc.** | | |
| 5.00%, 07/11/06 (a) | 50,000 | 49,931 |
| 5.09%, 08/22/06 (a) | 2,300 | 2,283 |
| 5.18%, 08/23/06 (a) | 1,500 | 1,489 |
| 5.22%, 11/13/06 (a) | 8,000 | 7,847 |
| **Svenska Handelsbanken, Inc.** | | |
| 5.23%, 10/23/06 (a) | 65,000 | 63,950 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.08%, 07/05/06 (a)(b)(c) | 22,000 | 21,988 |
| 5.03%, 07/17/06 (a)(b)(c) | 23,000 | 22,949 |
| 5.42%, 09/18/06 (a)(b)(c) | 9,632 | 9,519 |
| 5.42%, 09/22/06 (a)(b)(c) | 48,237 | 47,642 |
| **UBS Finance (Delaware), Inc.** | | |
| 4.95%, 07/07/06 (a) | 9,000 | 8,993 |
| 5.12%, 07/11/06 (a) | 11,000 | 10,984 |
| 4.99%, 07/13/06 (a) | 62,000 | 61,898 |
| 5.08%, 08/18/06 (a) | 3,750 | 3,725 |
| 5.09%, 08/22/06 (a) | 12,000 | 11,913 |
| 4.98%, 09/05/06 (a) | 1,000 | 991 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Variable Funding Capital Corp.** | | |
| 4.96%, 07/06/06 (a)(b)(c) | 25,000 | 24,983 |
| 4.98%, 07/07/06 (a)(b)(c) | 13,000 | 12,989 |
| 5.03%, 07/18/06 (a)(b)(c) | 39,000 | 38,908 |
| 5.19%, 07/25/06 (a)(b)(c) | 18,000 | 17,938 |
| **Westpac Banking Corp.** | | |
| 5.10%, 07/21/06 (c) | 7,400 | 7,379 |
| 5.27%, 11/22/06 (c) | 13,000 | 12,733 |
| 5.55%, 12/14/06 (c) | 50,000 | 48,754 |
| **Westpac Trust Securities NZ Ltd.** | | |
| 5.03%, 07/24/06 (a)(c) | 30,000 | 29,905 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.13%, 07/25/06 (b)(c) | 15,053 | 15,002 |
| 5.13%, 07/27/06 (b)(c) | 2,839 | 2,829 |
| 4.88%, 08/15/06 (b)(c) | 1,000 | 994 |
| 5.26%, 09/08/06 (b)(c) | 5,000 | 4,950 |
| 5.28%, 09/11/06 (b)(c) | 1,000 | 990 |
| 5.48%, 09/27/06 (b)(c) | 8,000 | 7,894 |
| **White Pine Finance, L.L.C.** | | |
| 4.97%, 07/05/06 (b)(c) | 6,000 | 5,997 |
| 4.97%, 07/06/06 (b)(c) | 2,000 | 1,999 |
| 5.00%, 07/10/06 (b)(c) | 1,000 | 999 |
| 5.01%, 07/10/06 (b)(c) | 16,000 | 15,980 |
| 4.97%, 07/25/06 (b)(c) | 1,000 | 997 |
| 4.99%, 07/25/06 (b)(c) | 1,000 | 997 |
| 5.12%, 07/27/06 (b)(c) | 37,000 | 36,865 |
| 5.11%, 08/02/06 (b)(c) | 15,000 | 14,933 |
| 5.19%, 08/25/06 (b)(c) | 10,000 | 9,922 |
| 5.28%, 09/11/06 (b)(c) | 3,000 | 2,969 |
| **Windmill Funding Corp.** | | |
| 5.28%, 07/20/06 (a)(b)(c) | 25,000 | 24,931 |
| 5.18%, 07/26/06 (a)(b)(c) | 42,952 | 42,798 |
| 5.19%, 07/27/06 (a)(b)(c) | 14,000 | 13,948 |
| 5.17%, 08/02/06 (a)(b)(c) | 20,000 | 19,909 |
| | | **7,216,926** |

### Promissory Notes  0.0%

| | | |
|---|---|---|
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 (d) | 2,000 | **2,000** |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Variable-Rate Obligations 8.4% of net assets** | | |
| **Barclays Bank, PLC** | | |
| 5.24%, 07/24/06 | 5,000 | 4,999 |
| 5.28%, 07/27/06 | 8,000 | 7,999 |
| **Bear Stearns Companies, Inc.** | | |
| 5.25%, 07/21/06 | 1,000 | 1,000 |
| **BNP Paribas** | | |
| 5.07%, 07/05/06 | 2,000 | 2,000 |
| 5.08%, 07/06/06 | 133,000 | 132,979 |
| 5.11%, 07/10/06 | 15,000 | 14,999 |
| 5.30%, 08/02/06 | 100,000 | 99,980 |
| **CC (USA), Inc.** | | |
| 5.21%, 07/17/06 (b)(c) | 27,000 | 27,007 |
| 5.33%, 07/25/06 (b)(c) | 13,000 | 13,003 |
| **Dexia Credit Local** | | |
| 5.09%, 07/10/06 | 100,000 | 99,976 |
| 5.26%, 07/26/06 | 3,000 | 3,000 |
| **Five Finance, Inc.** | | |
| 5.27%, 07/25/06 (b)(c) | 20,000 | 19,996 |
| **Intesa Bank Ireland, PLC** | | |
| 5.33%, 07/25/06 (c) | 70,000 | 70,000 |
| **J.P. Morgan Securities, Inc.** | | |
| 5.15%, 07/03/06 (c) | 100,000 | 100,000 |
| **K2 (USA), L.L.C.** | | |
| 5.30%, 07/17/06 (b)(c) | 50,000 | 49,995 |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | |
| 5.06%, 07/03/06 (b)(c) | 2,000 | 2,000 |
| 5.09%, 07/05/06 (b)(c) | 2,000 | 2,000 |
| 5.11%, 07/10/06 (b)(c) | 1,000 | 1,000 |
| **Links Finance, L.L.C.** | | |
| 5.09%, 07/07/06 (b)(c) | 4,000 | 4,000 |
| 5.15%, 07/10/06 (b)(c) | 2,000 | 2,000 |
| 5.15%, 07/17/06 (b)(c) | 3,000 | 3,000 |
| 5.21%, 07/17/06 (b)(c) | 3,000 | 3,000 |
| 5.21%, 07/17/06 (b)(c) | 2,000 | 2,000 |
| **Merrill Lynch & Co., Inc.** | | |
| 5.15%, 07/14/06 | 125,000 | 125,000 |
| 5.32%, 07/27/06 | 50,000 | 50,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Mulberry - Brighton Park Apartments, L.L.C.** | | |
| 5.32%, 07/06/06 (a) | 6,550 | 6,550 |
| **Nordea Bank Finland, PLC** | | |
| 5.05%, 07/03/06 | 13,000 | 12,999 |
| **Physician Solutions, L.L.C** | | |
| 5.37%, 07/06/06 (a) | 2,000 | 2,000 |
| **Roman Catholic Bishop of San Jose (CA)** | | |
| 5.35%, 07/06/06 (a) | 5,500 | 5,500 |
| **Royal Bank of Canada** | | |
| 5.06%, 07/03/06 | 5,000 | 4,999 |
| **Royal Bank of Scotland, PLC** | | |
| 5.20%, 07/19/06 | 15,000 | 14,999 |
| 5.25%, 07/24/06 | 17,000 | 16,998 |
| **Sigma Finance, Inc.** | | |
| 5.16%, 07/17/06 (b)(c) | 1,000 | 1,000 |
| 5.20%, 07/17/06 (b)(c) | 108,000 | 108,022 |
| **Sumitomo Trust & Banking Co.** | | |
| 5.30%, 07/24/06 | 6,000 | 6,000 |
| **Tenderfoot Seasonal Housing, L.L.C.** | | |
| 5.40%, 07/06/06 (a) | 3,000 | 3,000 |
| **The Goldman Sachs Group, Inc.** | | |
| 5.15%, 07/03/06 | 2,000 | 2,000 |
| **Westpac Banking Corp.** | | |
| 5.08%, 07/05/06 | 10,000 | 10,000 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.13%, 07/11/06 (b)(c) | 15,000 | 14,999 |
| 5.16%, 07/17/06 (b)(c) | 1,000 | 1,000 |
| 5.22%, 07/20/06 (b)(c) | 4,000 | 4,000 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/10/06 (b)(c) | 60,000 | 59,991 |
| 5.13%, 07/12/06 (b)(c) | 1,000 | 1,000 |
| 5.15%, 07/17/06 (b)(c) | 1,000 | 1,000 |
| | | **1,116,990** |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

### Other Investments  10.8% of net assets

#### Repurchase Agreements  10.8%

**Bank of America Securities L.L.C.**
Tri-Party Repurchase Agreement
  Collateralized by U.S. Government
  Securities with a value of
  $918,000
  5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 900,396 | 900,000 |

**Credit Suisse Securities (USA) L.L.C.**
Tri-Party Repurchase Agreement
  Collateralized by U.S. Government
  Securities with a value of
  $58,552
  5.25%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 57,428 | 57,403 |

**Morgan Stanley & Co., Inc.**
Tri-Party Repurchase Agreement
  Collateralized by U.S. Government
  Securities with a value of
  $103,181
  5.25%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 100,044 | 100,000 |

**The Goldman Sachs Group, Inc.**
Tri-Party Repurchase Agreement
  Collateralized by U.S. Government
  Securities with a value of
  $390,660
  5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 383,168 | 383,000 |
| | | **1,440,403** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $13,338,283.

| Issuer Rate, Acquisition Date Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:

| | | |
|---|---|---|
| **Blue Spice, L.L.C.** | | |
| 5.23%, 06/01/06, 09/05/06 | 38,000 | 37,641 |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 02/03/06, 10/30/06 | 2,000 | 2,000 |

(a)  Credit-enhanced security.
(b)  Asset-backed security.
(c)  Securities exempt from registration under Rule 144A of the Securities Act of 1933.  These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers.  At the period end, the value of these amounted to $5,341,289 or 39.9% of net assets.
(d)  Illiquid and/or restricted security.

Statement of
## Assets and Liabilities
As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.
### Assets

| | |
|---|---|
| Investments, at cost and value | $11,897,880 |
| Repurchase agreements, at cost and value | 1,440,403 |
| Receivables: | |
|    Fund shares sold | 300,754 |
|    Interest | 26,892 |
| Prepaid expenses | + 1,023 |
| **Total assets** | **13,666,952** |

### Liabilities

| | |
|---|---|
| Payables: | |
|    Fund shares redeemed | 173,493 |
|    Investments bought | 70,000 |
|    Dividends to shareholders | 24,798 |
|    Investment adviser and administrator fees | 259 |
|    Transfer agent and shareholder services fees | 496 |
| Accrued expenses | + 71 |
| **Total liabilities** | **269,117** |

### Net Assets

| | |
|---|---|
| **Total assets** | 13,666,952 |
| **Total liabilities** | - 269,117 |
| **Net assets** | **$13,397,835** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 13,397,835 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $13,397,835 | | 13,397,835 | | $1.00 |

*See financial notes.* 17

Statement of
## Operations

From January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$145,303** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 10,134 |
| Transfer agent and shareholder service fees | | 13,012 |
| Trustees' fees | | 10 |
| Custodian fees | | 24 |
| Portfolio accounting fees | | 16 |
| Professional fees | | 28 |
| Registration fees | | 129 |
| Shareholder reports | | 34 |
| Other expenses | + | 8 |
| Total expenses | | 23,395 |
| Expense reduction | - | 3,444 |
| **Net expenses** | | **19,951** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 145,303 |
| **Net expenses** | - | 19,951 |
| **Net investment income** | | **125,352** |
| **Increase in net assets from operations** | | **$125,352** |

 *See financial notes.*

Statement of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

|  | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|
| Net investment income | $125,352 | $8,651 |
| **Increase in net assets from operations** | **125,352** | **8,651** |

### Distributions Paid

|  |  |  |
|---|---|---|
| Dividends from net investment income | **125,352** | **8,651** |

### Transactions in Fund Shares*

|  |  |  |
|---|---|---|
| Shares sold | 26,340,182 | 2,736,029 |
| Shares reinvested | 100,458 | 8,432 |
| Shares redeemed | + (13,864,733) | (2,063,020) |
| **Net transactions in fund shares** | **12,575,907** | **681,441** |

### Net Assets

|  |  |  |
|---|---|---|
| Beginning of period | 821,928 | 140,487 |
| Total increase | + 12,575,907 | 681,441 |
| **End of period** | **$13,397,835** | **$821,928** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

## 1. Business Structure of the Fund

Schwab Cash Reserves is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund discussed in this report, which is highlighted:

| The Charles Schwab Family of Funds | Schwab New Jersey Municipal Money Fund |
|---|---|
| (organized October 20, 1989) | Schwab Pennsylvania Municipal Money Fund |
| Schwab Money Market Fund | Schwab AMT Tax-Free Money Fund |
| Schwab Government Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Value Advantage Money Fund | Schwab Investor Money Fund |
| Schwab Municipal Money Fund | Schwab Advisor Cash Reserves |
| Schwab California Municipal Money Fund | Schwab Cash Reserves |
| Schwab New York Municipal Money Fund | |

Schwab Cash Reserves offers one share class.  Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

### (a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:**  The fund may buy securities on a delayed-delivery basis.  In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks.  If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement.  The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**Repurchase Agreements:**  The fund may enter into repurchase agreements.  In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future.  The date, price and other conditions are all specified when the agreement is created.  Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities.  All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues.  If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity.  The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security.  If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund declares dividends every day it is open for business.  These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month.  The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.  There was no borrowing for the fund during the period.

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the

21

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

**Average daily net assets**

| | |
|---|---|
| First $1 billion | 0.38% |
| Over $1 billion | 0.35% |
| Over $10 billion | 0.32% |
| Over $20 billion | 0.30% |
| Over $40 billion | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| **Transfer Agent Fees** | **Shareholder Service Fees** |
|---|---|
| 0.25% | 0.20% |

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses to 0.69%.

The fund may make direct transactions with certain other Schwab Funds when practical.  When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.  For the period ended June 30, 2006, the fund had no security transactions with other Schwab Funds.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds.  All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.  There was no interfund borrowing or lending activity for the fund during the period.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

### 4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

| | |
|---|---|
| From ordinary income | $8,651 |
| From long-term capital gains | — |
| From return of capital | — |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In

24

this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following

such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.** With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's

profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

28

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
| --- | --- |
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)** See weighted average maturity.

**effective yield** A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

*charles* **SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA  94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO  80155–3812

# Schwab Taxable Money Funds

**Semiannual Report**
June 30, 2006

Schwab Government
Money Fund™

Schwab U.S. Treasury
Money Fund™

Schwab Value Advantage
Money Fund®

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span>for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Linda Klingman,** a vice president
of the investment adviser and senior
portfolio manager, has overall
responsibility for the management
of the Value Advantage Money
Fund. She joined the firm in
1990 and has managed money
market funds since 1988.



**Mike Neitzke,** a portfolio manager,
has day-to-day responsibility
for management of the Value
Advantage Money Fund. Prior
to joining the firm in March 2001,
he worked for more than 15 years
in the financial services industry
as a portfolio manager.

## The Investment Environment and the Funds

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing

Management's Discussion  continued



**Karen Wiggan,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for management of the Government Money and U.S. Treasury Money Funds. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

**The Schwab Government Money Fund** continued to maintain a shorter weighted average maturity (WAM) by focusing on short-term discount notes and repurchase agreements (repo), balanced with selective extensions into longer-dated maturities. A shorter WAM allowed its yield to more quickly reflect rising rates. During the six-month report period, the supply of agency discount notes continued to decline due to a reduced demand for short-term funding from the various government sponsored enterprises (GSE's). In this market environment, the fund tended to favor repurchase agreements as the spread between these securities and discount notes remained wide, providing a favorable yield advantage.

**The Schwab U.S. Treasury Money Fund** took advantage of the rising short-term rates, with the 3-month T-bill increasing from 4.02% to 4.98% during the six-month report period. During the year, the rate of bill issuance remained depressed due to unusually strong tax receipts and a smaller than anticipated budget deficit. Due to the smaller than expected supply issuance, Treasury bill yields remained volatile. The fund maintained a longer than average weighted average maturity (WAM) to take advantage of the volatility in the Treasury Bill curve.

**The Schwab Value Advantage Money Fund** was positioned for a continued rise in short-term interest rates by adding to its holdings of variable-rate securities. The interest rates on these types of securities reset frequently, allowing the fund the opportunity to capture a rise in market rates. In addition, securities with longer maturities were purchased for the fund in order to add yield to the portfolio. To further take advantage of the rising-rate environment, the fund kept its weighted average maturity (WAM) in the mid to high 40-day range. Keeping the WAM in this range provided the flexibility to adapt and respond to the changes in interest rates.

# Performance and Fund Facts as of 6/30/06

## Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund | | |
|---|---|---|---|---|---|
| | | | Investor Shares | Select Shares® | Institutional Shares |
| Ticker Symbol | SWGXX | SWUXX | SWVXX | SWBXX | SWAXX |
| **Seven-Day Yield**[1] | 4.38% | 4.18% | 4.74% | 4.84% | 4.95% |
| **Seven-Day Yield–No Waiver**[2] | 4.30% | 3.99% | 4.64% | 4.64% | 4.64% |
| **Seven-Day Effective Yield**[1] | 4.48% | 4.27% | 4.85% | 4.96% | 5.07% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|
| **Weighted Average Maturity** | 15 days | 66 days | 47 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 |
| **Minimum Initial Investment**[3] | | | |
| *Sweep Investments*™ | * | * | n/a |
| *Investor Shares ($15,000 for IRA and custodial accounts)* | n/a | n/a | $25,000 |
| *Select Shares* | n/a | n/a | $1,000,000 |
| *Institutional Shares* | n/a | n/a | $3,000,000 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Please see prospectus for further detail and eligibility requirements.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

# Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab Government Money Fund™** | | | | |
| Actual Return | 0.75% | $1,000 | $1,019.84 | $3.76 |
| Hypothetical 5% Return | 0.75% | $1,000 | $1,021.08 | $3.76 |
| **Schwab U.S. Treasury Money Fund™** | | | | |
| Actual Return | 0.63% | $1,000 | $1,019.01 | $3.15 |
| Hypothetical 5% Return | 0.63% | $1,000 | $1,021.67 | $3.16 |
| **Schwab Value Advantage Money Fund™** | | | | |
| *Investor Shares* | | | | |
| Actual Return | 0.45% | $1,000 | $1,021.56 | $2.26 |
| Hypothetical 5% Return | 0.45% | $1,000 | $1,022.56 | $2.26 |
| *Select Shares®* | | | | |
| Actual Return | 0.35% | $1,000 | $1,022.07 | $1.75 |
| Hypothetical 5% Return | 0.35% | $1,000 | $1,023.06 | $1.76 |
| *Institutional Shares* | | | | |
| Actual Return | 0.24% | $1,000 | $1,022.62 | $1.20 |
| Hypothetical 5% Return | 0.24% | $1,000 | $1,023.60 | $1.20 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Schwab Government Money Fund™

## Financial Statements

### Financial Highlights

| | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|    Net investment income | 0.02 | 0.03 | 0.01 | 0.00[1] | 0.01 | 0.04 |
| Less distributions: | | | | | | |
|    Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.00)[1] | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.98[2] | 2.52 | 0.65 | 0.48 | 1.20 | 3.63 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|    Net operating expenses | 0.75[3] | 0.75 | 0.75 | 0.75 | 0.75 | 0.75 |
|    Gross operating expenses | 0.83[3] | 0.83 | 0.83 | 0.83 | 0.83 | 0.84 |
|    Net investment income | 3.97[3] | 2.49 | 0.64 | 0.49 | 1.19 | 3.52 |
| Net assets, end of period ($ x 1,000,000) | 2,684 | 2,471 | 2,535 | 2,838 | 3,092 | 3,054 |

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 19.6% Federal Agencies Securities | 525,091 | 525,091 |
| 81.0% Other Investments | 2,175,275 | 2,175,275 |
| 100.6% Total Investments | 2,700,366 | 2,700,366 |
| (0.6)% Other Assets and Liabilities | | (16,251) |
| 100.0% Net Assets | | 2,684,115 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Federal Agencies Securities   19.6% of net assets** | | |
| **Fixed-Rate Discount Notes  10.1%** | | |
| **Fannie Mae** | | |
| 4.91%, 07/03/06 | 88,470 | 88,446 |
| 5.20%, 07/26/06 | 9,711 | 9,676 |
| 5.05%, 08/01/06 | 30,050 | 29,921 |
| 5.14%, 09/01/06 | 40,000 | 39,652 |
| 5.38%, 10/02/06 | 55,000 | 54,262 |
| 5.51%, 04/27/07 | 9,594 | 9,173 |
| **Federal Home Loan Bank** | | |
| 5.16%, 07/14/06 | 34,486 | 34,422 |
| **Freddie Mac** | | |
| 5.20%, 08/01/06 | 5,013 | 4,991 |
| | | **270,543** |
| **Fixed Rate Coupon Notes  1.8%** | | |
| **Fannie Mae** | | |
| 5.16%, 01/19/07 | 15,000 | 14,793 |
| **Federal Home Loan Bank** | | |
| 4.50%, 09/14/06 | 15,000 | 14,953 |
| **Freddie Mac** | | |
| 5.19%, 03/16/07 | 10,000 | 9,830 |
| 4.48%, 07/09/07 | 10,000 | 10,000 |
| | | **49,576** |
| **Variable-Rate Coupon Notes  7.7%** | | |
| **Fannie Mae** | | |
| 5.01%, 07/07/06 | 40,000 | 39,995 |
| **Federal Home Loan Bank** | | |
| 5.17%, 07/21/06 | 45,000 | 45,000 |
| 5.04%, 08/02/06 | 40,000 | 39,998 |
| 5.38%, 09/29/06 | 30,000 | 29,996 |
| **Freddie Mac** | | |
| 5.01%, 08/07/06 | 50,000 | 49,983 |
| | | **204,972** |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Other Investments 81.0% of net assets** | | |
| **Repurchase Agreements 81.0%** | | |
| **Bank of America Securities L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $329,460 | | |
| 5.11%, issued 06/14/06, due 07/05/06 | 10,030 | 10,000 |
| 5.07%, issued 06/05/06, due 07/06/06 | 35,153 | 35,000 |
| 5.11%, issued 06/15/06, due 07/06/06 | 12,036 | 12,000 |
| 4.95%, issued 04/06/06, due 07/07/06 | 30,380 | 30,000 |
| 4.95%, issued 04/07/06, due 07/07/06 | 23,288 | 23,000 |
| 4.96%, issued 04/10/06, due 07/07/06 | 30,364 | 30,000 |
| 4.97%, issued 04/12/06, due 07/07/06 | 30,356 | 30,000 |
| 5.06%, issued 06/01/06, due 07/07/06 | 20,101 | 20,000 |
| 5.10%, issued 05/30/06, due 07/07/06 | 40,215 | 40,000 |
| 5.11%, issued 05/31/06, due 07/07/06 | 20,105 | 20,000 |
| 5.11%, issued 06/08/06, due 07/07/06 | 40,165 | 40,000 |
| 5.11%, issued 06/15/06, due 07/07/06 | 13,041 | 13,000 |
| 5.13%, issued 05/26/06, due 07/07/06 | 20,120 | 20,000 |
| **Bear Stearns & Co., Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $221,341 | | |
| 5.28%, issued 06/30/06, due 07/03/06 | 217,095 | 217,000 |
| **Credit Suisse First Boston L.L.C.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $482,764 | | |
| 5.25%, issued 06/30/06, due 07/03/06 | 218,370 | 218,275 |
| 4.86%, issued 03/07/06, due 07/05/06 | 25,405 | 25,000 |
| 5.00%, issued 04/17/06, due 07/07/06 | 25,281 | 25,000 |
| 5.06%, issued 04/21/06, due 07/07/06 | 20,216 | 20,000 |
| 5.17%, issued 05/10/06, due 07/07/06 | 20,167 | 20,000 |
| 5.18%, issued 05/05/06, due 07/07/06 | 20,181 | 20,000 |
| 5.18%, issued 05/17/06, due 07/07/06 | 20,147 | 20,000 |
| 5.19%, issued 05/09/06, due 07/07/06 | 25,213 | 25,000 |
| 5.19%, issued 05/11/06, due 07/07/06 | 25,205 | 25,000 |
| 5.23%, issued 05/26/06, due 07/07/06 | 25,153 | 25,000 |
| 5.30%, issued 06/06/06, due 07/07/06 | 25,114 | 25,000 |
| 5.53%, issued 06/26/06, due 07/07/06 | 25,042 | 25,000 |
| **Deutsche Bank Securities, Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $316,200 | | |
| 5.00%, issued 04/19/06, due 07/07/06 | 30,329 | 30,000 |
| 5.06%, issued 05/02/06, due 07/07/06 | 25,232 | 25,000 |
| 5.10%, issued 05/18/06, due 07/07/06 | 20,142 | 20,000 |
| 5.22%, issued 05/22/06, due 07/07/06 | 25,167 | 25,000 |
| 5.30%, issued 06/27/06, due 07/07/06 | 50,074 | 50,000 |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 5.31%, issued 06/13/06, due 07/07/06 | 30,106 | 30,000 |
| 5.31%, issued 06/23/06, due 07/07/06 | 40,083 | 40,000 |
| 5.34%, issued 06/27/06, due 07/07/06 | 25,037 | 25,000 |
| 5.40%, issued 06/27/06, due 07/07/06 | 20,030 | 20,000 |
| 5.49%, issued 06/22/06, due 07/07/06 | 25,057 | 25,000 |
| 5.50%, issued 06/23/06, due 07/07/06 | 20,043 | 20,000 |
| **Goldman Sachs & Co.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $236,640 | | |
| 5.28%, issued 06/30/06, due 07/03/06 | 217,223 | 217,000 |
| 4.96%, issued 03/16/06, due 07/07/06 | 15,234 | 15,000 |
| **Morgan Stanley & Co., Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $56,100 | | |
| 4.94%, issued 04/05/06, due 07/06/06 | 30,379 | 30,000 |
| 5.01%, issued 03/24/06, due 07/07/06 | 25,365 | 25,000 |
| **UBS Financial Services, Inc.** | | |
| Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $576,352 | | |
| 4.61%, issued 01/03/06, due 07/03/06 | 20,464 | 20,000 |
| 4.59%, issued 01/04/06, due 07/05/06 | 25,580 | 25,000 |
| 4.70%, issued 01/26/06, due 07/07/06 | 25,529 | 25,000 |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 4.73%, issued 01/30/06, due 07/07/06 | 15,311 | 15,000 |
| 4.74%, issued 02/01/06, due 07/07/06 | 20,411 | 20,000 |
| 4.85%, issued 02/13/06, due 07/07/06 | 15,291 | 15,000 |
| 4.85%, issued 02/14/06, due 07/07/06 | 20,385 | 20,000 |
| 4.90%, issued 02/27/06, due 07/07/06 | 15,265 | 15,000 |
| 4.91%, issued 03/03/06, due 07/07/06 | 20,344 | 20,000 |
| 5.00%, issued 03/30/06, due 07/07/06 | 25,344 | 25,000 |
| 5.05%, issued 06/02/06, due 07/07/06 | 50,245 | 50,000 |
| 5.08%, issued 04/03/06, due 07/07/06 | 20,268 | 20,000 |
| 5.15%, issued 05/24/06, due 07/07/06 | 40,252 | 40,000 |
| 5.18%, issued 05/04/06, due 07/07/06 | 10,092 | 10,000 |
| 5.20%, issued 04/27/06, due 07/07/06 | 13,133 | 13,000 |
| 5.21%, issued 05/19/06, due 07/07/06 | 25,177 | 25,000 |
| 5.26%, issued 06/09/06, due 07/07/06 | 30,123 | 30,000 |
| 5.28%, issued 06/06/06, due 07/07/06 | 10,045 | 10,000 |
| 5.29%, issued 06/20/06, due 07/07/06 | 20,050 | 20,000 |
| 5.30%, issued 06/01/06, due 07/07/06 | 20,106 | 20,000 |
| 5.30%, issued 06/12/06, due 07/07/06 | 30,110 | 30,000 |
| 5.31%, issued 06/23/06, due 07/07/06 | 25,052 | 25,000 |
| 5.33%, issued 06/26/06, due 07/07/06 | 30,049 | 30,000 |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 5.35%, issued 06/14/06, due 07/07/06 | 30,103 | 30,000 |
| 5.42%, issued 06/15/06, due 07/07/06 | 12,040 | 12,000 |
| | | **2,175,275** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $2,700,366.

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at cost and value | $525,091 |
| Repurchase agreements, at cost and value | 2,175,275 |
| Receivables: | |
|     Fund shares sold | 60,560 |
|     Interest | 12,684 |
| Prepaid expenses | +    189 |
| **Total assets** | **2,773,799** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|     Dividends to shareholders | 4,809 |
|     Investments bought | 54,262 |
|     Fund shares redeemed | 30,370 |
|     Investment adviser and administrator fees | 61 |
|     Transfer agent and shareholder services fees | 99 |
|     Trustees' fees | 5 |
| Accrued expenses | +    78 |
| **Total liabilities** | **89,684** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 2,773,799 |
| **Total liabilities** | -   89,684 |
| **Net assets** | **$2,684,115** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 2,684,448 |
| Net realized capital losses | (333) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $2,684,115 | | 2,685,227 | | $1.00 |

12   *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Investment Income

| | |
|---|---:|
| Interest | **$58,857** |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 4,512 |
| Transfer agent and shareholder service fees | | 5,610 |
| Trustees' fees | | 12 |
| Custodian fees | | 51 |
| Portfolio accounting fees | | 35 |
| Professional fees | | 15 |
| Registration fees | | 70 |
| Shareholder reports | | 69 |
| Other expenses | + | 10 |
| Total expenses | | 10,384 |
| Expense reduction | – | 1,034 |
| **Net expenses** | | **9,350** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 58,857 |
| **Net expenses** | – | 9,350 |
| **Net investment income** | | **49,507** |
| **Increase in net assets from operations** | | **$49,507** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

|  | 1/1/06–6/30/06 | 1/1/05–12/31/06 |
|---|---|---|
| Net investment income | $49,507 | $61,866 |
| **Increase in net assets from operations** | **49,507** | **61,866** |

### Distributions Paid

|  |  |  |
|---|---|---|
| Dividends from net investment income | **49,507** | **61,866** |

### Transactions in Fund Shares*

|  |  |  |
|---|---|---|
| Shares sold | 5,276,689 | 8,304,873 |
| Shares reinvested | 44,554 | 61,036 |
| Shares redeemed | + (5,107,711) | (8,430,592) |
| **Net transactions in fund shares** | **213,532** | **(64,683)** |

### Net Assets

|  |  |  |
|---|---|---|
| Beginning of period | 2,470,583 | 2,535,266 |
| Total increase or decrease | + 213,532 | (64,683) |
| **End of period** | **$2,684,115** | **$2,470,583** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

14    *See financial notes.*

# Schwab U.S. Treasury Money Fund™

## Financial Statements

### Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.02 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.04 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.02) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.90[2] | 2.36 | 0.62 | 0.49 | 1.15 | 3.61 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.63[3] | 0.64 | 0.65 | 0.65 | 0.65 | 0.65 |
| Gross operating expenses | 0.82[3] | 0.83 | 0.82 | 0.82 | 0.82 | 0.84 |
| Net investment income | 3.80[3] | 2.32 | 0.61 | 0.49 | 1.15 | 3.44 |
| Net assets, end of period ($ x 1,000,000) | 3,469 | 3,574 | 3,811 | 4,046 | 4,323 | 4,042 |

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 101.3% U.S. Government Securities | 3,515,067 | 3,515,067 |
| 101.3% Total Investments | 3,515,067 | 3,515,067 |
| (1.3)% Other Assets and Liabilities | | (46,234) |
| 100.0% Net Assets | | 3,468,833 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **U.S. Government Securities  101.3% of net assets** | | |
| **Treasury Bills  87.3%** | | |
| **U.S. Treasury Bills** | | |
| 4.35%, 07/06/06 | 32,390 | 32,371 |
| 4.59%, 07/06/06 | 35,780 | 35,757 |
| 4.62%, 07/06/06 | 35,000 | 34,978 |
| 4.71%, 07/06/06 | 257,825 | 257,657 |
| 4.73%, 07/06/06 | 30,000 | 29,980 |
| 4.24%, 07/13/06 | 35,000 | 34,951 |
| 4.45%, 07/13/06 | 50,000 | 49,926 |
| 4.50%, 07/20/06 | 18,365 | 18,322 |
| 4.53%, 07/20/06 | 52,940 | 52,814 |
| 4.66%, 07/20/06 | 40,000 | 39,903 |
| 4.45%, 07/27/06 | 20,000 | 19,937 |
| 4.50%, 07/27/06 | 35,000 | 34,889 |
| 4.51%, 07/27/06 | 25,000 | 24,920 |
| 4.59%, 07/27/06 | 15,650 | 15,599 |
| 4.66%, 07/27/06 | 45,010 | 44,859 |
| 4.74%, 08/03/06 | 9,655 | 9,614 |
| 4.59%, 08/10/06 | 1,365 | 1,358 |
| 4.61%, 08/10/06 | 16,675 | 16,592 |
| 4.76%, 08/10/06 | 77,170 | 76,766 |
| 4.77%, 08/10/06 | 50,000 | 49,738 |
| 4.78%, 08/10/06 | 1,145 | 1,139 |
| 4.81%, 08/10/06 | 37,365 | 37,167 |
| 4.76%, 08/17/06 | 12,740 | 12,662 |
| 4.78%, 08/17/06 | 170,000 | 168,953 |
| 4.81%, 08/17/06 | 75,000 | 74,534 |
| 4.79%, 08/24/06 | 100,000 | 99,293 |
| 4.80%, 08/24/06 | 100,000 | 99,289 |
| 4.79%, 08/31/06 | 150,000 | 148,797 |
| 4.80%, 08/31/06 | 50,000 | 49,598 |
| 4.82%, 09/07/06 | 50,000 | 49,550 |
| 4.84%, 09/07/06 | 30,420 | 30,146 |
| 4.71%, 09/14/06 | 14,000 | 13,866 |
| 4.75%, 09/14/06 | 40,000 | 39,613 |
| 4.82%, 09/14/06 | 100,000 | 99,008 |
| 4.85%, 09/14/06 | 6,635 | 6,569 |
| 4.73%, 09/21/06 | 40,000 | 39,580 |
| 4.84%, 09/21/06 | 85,000 | 84,077 |
| 4.90%, 09/21/06 | 100,000 | 98,898 |
| 4.91%, 09/21/06 | 1,320 | 1,305 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 4.75%, 09/28/06 | 6,090 | 6,020 |
| 4.77%, 09/28/06 | 3,090 | 3,054 |
| 4.85%, 09/28/06 | 40,005 | 39,533 |
| 4.86%, 09/28/06 | 53,045 | 52,418 |
| 4.88%, 09/28/06 | 37,290 | 36,846 |
| 4.95%, 09/28/06 | 130,000 | 128,428 |
| 4.96%, 09/28/06 | 45,000 | 44,455 |
| 4.78%, 10/05/06 | 40,000 | 39,502 |
| 4.80%, 10/05/06 | 115,000 | 113,562 |
| 4.81%, 10/12/06 | 40,000 | 39,463 |
| 5.03%, 10/12/06 | 40,000 | 39,433 |
| 4.93%, 11/02/06 | 50,000 | 49,172 |
| 4.90%, 11/09/06 | 14,610 | 14,356 |
| 4.91%, 11/09/06 | 40,000 | 39,303 |
| 4.92%, 11/09/06 | 30,000 | 29,476 |
| 4.92%, 11/16/06 | 25,000 | 24,540 |
| 4.95%, 11/16/06 | 25,000 | 24,537 |
| 4.93%, 11/30/06 | 50,000 | 48,985 |
| 4.93%, 11/30/06 | 50,000 | 48,984 |
| 4.96%, 11/30/06 | 25,000 | 24,490 |
| 4.97%, 11/30/06 | 30,000 | 29,386 |
| 5.01%, 12/14/06 | 30,000 | 29,324 |
| 5.05%, 12/14/06 | 25,000 | 24,432 |
| 5.15%, 12/14/06 | 11,600 | 11,331 |
| 5.18%, 12/21/06 | 30,000 | 29,272 |
| 5.20%, 12/28/06 | 25,000 | 24,367 |
| | | **3,029,644** |
| **Treasury Notes 14.0%** | | |
| **U.S.Treasury Notes** | | |
| 7.00%, 07/15/06 | 258,660 | 258,895 |
| 2.75%, 07/31/06 | 42,735 | 42,663 |
| 2.38%, 08/15/06 | 90,000 | 89,737 |
| 2.63%, 11/15/06 | 80,000 | 79,259 |
| 2.88%, 11/30/06 | 15,000 | 14,869 |
| | | **485,423** |

**End of Investments.**

At 6/30/06, the cost of the fund's investments was $3,515,067.

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at cost and value | | $3,515,067 |
| Receivables: | | |
| Fund shares sold | | 78,778 |
| Interest | | 9,870 |
| Prepaid expenses | + | 64 |
| **Total assets** | | **3,603,779** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Fund shares redeemed | | 128,675 |
| Dividends to shareholders | | 6,015 |
| Investment adviser and administrator fees | | 49 |
| Transfer agent and shareholder services fees | | 130 |
| Trustees' fees | | 5 |
| Accrued expenses | + | 72 |
| **Total liabilities** | | **134,946** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 3,603,779 |
| **Total liabilities** | - | 134,946 |
| **Net assets** | | **$3,468,833** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 3,469,951 |
| Net realized capital losses | (1,118) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $3,468,833 | | 3,470,071 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Investment Income

| | |
|---|---:|
| Interest | **$75,251** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized losses on investments sold | (74) |

### Expenses

| | | |
|---|:--:|---:|
| Investment adviser and administrator fees | | 6,092 |
| Transfer agent and shareholder service fees | | 7,642 |
| Trustees' fees | | 14 |
| Custodian fees | | 72 |
| Portfolio accounting fees | | 45 |
| Professional fees | | 17 |
| Registration fees | | 47 |
| Shareholder reports | | 46 |
| Other expenses | + | 17 |
| Total expenses | | 13,992 |
| Expense reduction | - | 3,293 |
| **Net expenses** | | **10,699** |

### Increase in Net Assets from Operations

| | | |
|---|:--:|---:|
| **Total investment income** | | 75,251 |
| **Net expenses** | - | 10,699 |
| **Net investment income** | | **64,552** |
| **Net realized losses** | + | (74) |
| **Increase in net assets from operations** | | **$64,478** |

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

| | | 1/1/06–6/30/06 | 1/1/05–12/31/06 |
|---|---|---|---|
| Net investment income | | $64,552 | $83,240 |
| Net realized losses | + | (74) | (36) |
| **Increase in net assets from operations** | | **64,478** | **83,204** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | **64,552** | **83,240** |

### Transactions in Fund Shares*

| | | | |
|---|---|---|---|
| Shares sold | | 6,854,399 | 12,062,775 |
| Shares reinvested | | 58,351 | 82,101 |
| Shares redeemed | + | (7,018,238) | (12,381,488) |
| **Net transactions in fund shares** | | **(105,488)** | **(236,612)** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 3,574,395 | 3,811,043 |
| Total decrease | + | (105,562) | (236,648) |
| **End of period** | | **$3,468,833** | **$3,574,395** |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

 *See financial notes.*

# Schwab Value Advantage Money Fund™

## Financial Statements

### Financial Highlights

| Investor Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|    Net investment income | 0.02 | 0.03 | 0.01 | 0.01 | 0.02 | 0.04 |
| Less distributions: | | | | | | |
|    Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) | (0.02) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.16[2] | 2.86 | 0.98 | 0.80 | 1.55 | 4.05 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|    Net operating expenses | 0.45[3] | 0.45 | 0.45 | 0.45 | 0.45 | 0.43 |
|    Gross operating expenses | 0.56[3] | 0.56 | 0.56 | 0.55 | 0.54 | 0.56 |
|    Net investment income | 4.32[3] | 2.83 | 0.97 | 0.81 | 1.55 | 3.92 |
| Net assets, end of period ($ x 1,000,000) | 29,250 | 24,112 | 23,365 | 28,860 | 38,728 | 44,247 |

| Select Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 2/28/03[1]–12/31/03 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | |
|    Net investment income | 0.02 | 0.03 | 0.01 | 0.01 |
| Less distributions: | | | | |
|    Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.21[2] | 2.96 | 1.09 | 0.72[2] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
|    Net operating expenses | 0.35[3] | 0.35 | 0.35 | 0.35[3] |
|    Gross operating expenses | 0.56[3] | 0.56 | 0.56 | 0.55[3] |
|    Net investment income | 4.43[3] | 3.03 | 1.10 | 0.83[3] |
| Net assets, end of period ($ x 1,000,000) | 3,473 | 2,325 | 1,209 | 1,013 |

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

| Institutional Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 7/1/02[1]–12/31/02 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.02 | 0.03 | 0.01 | 0.01 | 0.01 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) | (0.01) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.26[2] | 3.08 | 1.20 | 1.01 | 0.81[2] |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.24[3] | 0.24 | 0.24 | 0.24 | 0.24[3] |
|   Gross operating expenses | 0.56[3] | 0.56 | 0.56 | 0.55 | 0.55[3] |
|   Net investment income | 4.54[3] | 3.11 | 1.20 | 1.00 | 1.57[3] |
| Net assets, end of period ($ x 1,000,000) | 2,880 | 1,929 | 1,054 | 720 | 521 |

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

22    *See financial notes.*

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 78.1% Fixed-Rate Obligations | 27,784,315 | 27,784,315 |
| 13.0% Variable-Rate Obligations | 4,624,274 | 4,624,274 |
| 8.6% Other Investments | 3,074,190 | 3,074,190 |
| 99.7% Total Investments | 35,482,779 | 35,482,779 |
| 0.3% Other Assets and Liabilities | | 119,240 |
| 100.0% Net Assets | | 35,602,019 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations  78.1% of net assets** | | |
| **Bank Notes  2.7%** | | |
| **Bank of America, N.A.** | | |
| 4.97%, 07/11/06 | 118,000 | 118,000 |
| 5.09%, 07/21/06 | 150,000 | 150,000 |
| 5.05%, 07/25/06 | 307,000 | 307,000 |
| 5.12%, 07/27/06 | 100,000 | 100,000 |
| 5.08%, 08/04/06 | 196,000 | 196,000 |
| 5.23%, 09/05/06 | 95,000 | 95,000 |
| | | 966,000 |
| **Certificates of Deposit  21.9%** | | |
| **Australia & New Zealand Banking Group Ltd.** | | |
| 5.15%, 10/04/06 | 87,000 | 87,000 |
| **Banca Intesa** | | |
| 5.49%, 09/29/06 | 350,000 | 350,004 |
| **Banco Bilbao Vizcaya Argentaria S.A.** | | |
| 5.20%, 08/11/06 | 355,000 | 355,000 |
| **Bank of Tokyo - Mitsubishi UFJ, Ltd.** | | |
| 5.16%, 08/01/06 | 265,000 | 265,000 |
| **Barclays Bank PLC** | | |
| 5.12%, 08/09/06 | 105,000 | 105,000 |
| 5.18%, 08/24/06 | 64,000 | 64,000 |
| **BNP Paribas** | | |
| 4.63%, 07/10/06 | 30,000 | 30,000 |
| 4.83%, 07/21/06 | 201,000 | 201,000 |
| 4.98%, 07/31/06 | 150,000 | 150,000 |
| 5.09%, 10/03/06 | 133,000 | 133,000 |
| 5.26%, 11/02/06 | 120,000 | 119,963 |
| **Calyon** | | |
| 5.05%, 08/10/06 | 77,000 | 77,000 |
| 5.27%, 11/27/06 | 65,000 | 65,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.08%, 08/24/06 | 116,000 | 116,001 |
| **Citibank, N.A.** | | |
| 5.13%, 08/15/06 | 255,000 | 255,000 |
| 5.13%, 08/17/06 | 59,000 | 59,000 |
| 5.17%, 08/24/06 | 164,000 | 164,000 |
| 5.20%, 08/31/06 | 23,000 | 23,000 |
| 5.23%, 09/05/06 | 25,000 | 25,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) | Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|---|---|---|
| 5.37%, 09/18/06 | 74,000 | 74,000 | **San Paolo IMI SpA** | | |
| 5.40%, 09/20/06 | 115,000 | 115,000 | 4.62%, 07/06/06 | 118,000 | 118,000 |
| **Credit Agricole S.A.** | | | 4.63%, 07/06/06 | 100,000 | 100,000 |
| 5.03%, 09/29/06 | 117,000 | 117,001 | **Skandinaviska Enskilda** | | |
| **Credit Suisse** | | | **Banken AB** | | |
| 4.66%, 07/03/06 | 10,000 | 10,000 | 5.17%, 07/14/06 | 100,000 | 100,000 |
| 5.09%, 08/24/06 | 116,000 | 116,000 | **Societe Generale** | | |
| 5.39%, 08/31/06 | 278,000 | 278,000 | 4.63%, 07/11/06 | 45,000 | 45,000 |
| 5.11%, 10/02/06 | 123,000 | 123,000 | 4.96%, 07/20/06 | 100,000 | 99,983 |
| 5.23%, 11/13/06 | 110,000 | 110,000 | **Sumitomo Mitsui Banking Corp.** | | |
| **DePfa Bank, PLC** | | | 5.10%, 07/06/06 | 147,000 | 147,000 |
| 5.16%, 08/02/06 | 70,000 | 70,000 | 5.29%, 07/25/06 | 132,000 | 132,000 |
| **Deutsche Bank, AG** | | | **Sumitomo Trust & Banking Co.** | | |
| 4.63%, 07/14/06 | 160,000 | 160,000 | 5.13%, 10/05/06 | 113,000 | 113,000 |
| 4.96%, 07/24/06 | 79,000 | 78,985 | 5.35%, 12/05/06 | 10,000 | 10,000 |
| 4.62%, 10/26/06 | 150,000 | 150,000 | **Svenska Handelsbanken AB** | | |
| 4.85%, 01/26/07 | 80,000 | 80,000 | 5.20%, 08/14/06 | 145,000 | 145,000 |
| 5.01%, 02/09/07 | 41,000 | 41,000 | **Toronto Dominion Bank** | | |
| **First Tennessee Bank, N.A.** | | | 5.13%, 08/16/06 | 49,000 | 49,000 |
| 5.08%, 07/28/06 | 46,000 | 46,000 | 5.11%, 10/05/06 | 300,000 | 300,000 |
| **HSH Nordbank, AG** | | | 5.34%, 12/01/06 | 33,000 | 33,000 |
| 5.27%, 09/13/06 | 48,000 | 48,000 | **Unicredito Italiano SpA** | | |
| **ING Bank, N.V.** | | | 5.03%, 07/21/06 | 43,000 | 43,000 |
| 5.08%, 07/27/06 | 146,000 | 146,000 | 5.12%, 08/10/06 | 118,000 | 118,000 |
| **Landesbank Baden-Wurttemberg** | | | 5.24%, 09/08/06 | 254,000 | 254,000 |
| 4.63%, 07/10/06 | 190,000 | 190,000 | 5.30%, 09/15/06 | 100,000 | 100,000 |
| 5.46%, 09/26/06 | 5,000 | 5,000 | 5.23%, 11/17/06 | 32,000 | 32,000 |
| 5.49%, 12/20/06 | 155,000 | 155,000 | 5.23%, 11/20/06 | 38,000 | 38,000 |
| **Mitsubishi UFJ Trust &** | | | 5.48%, 12/19/06 | 46,000 | 46,000 |
| **Banking Corp.** | | | **Washington Mutual Bank** | | |
| 5.01%, 09/07/06 | 23,000 | 23,000 | 5.22%, 11/15/06 | 228,000 | 228,000 |
| 5.18%, 10/13/06 | 50,000 | 50,000 | 5.37%, 12/04/06 | 15,000 | 14,995 |
| 5.20%, 10/19/06 | 50,000 | 50,000 | **Wells Fargo Bank, N.A.** | | |
| 5.19%, 10/27/06 | 60,000 | 60,000 | 5.19%, 07/31/06 | 35,000 | 35,000 |
| 5.27%, 11/20/06 | 50,000 | 50,000 | **Wilmington Trust Co.** | | |
| 5.29%, 11/27/06 | 48,000 | 48,000 | 5.19%, 10/13/06 | 32,000 | 32,000 |
| 5.50%, 12/19/06 | 15,000 | 15,000 | | | **7,795,932** |
| **Mizuho Corp. Bank Ltd.** | | | | | |
| 4.85%, 07/14/06 | 15,000 | 15,000 | **Commercial Paper & Other Corporate** | | |
| 5.12%, 08/04/06 | 65,000 | 65,000 | **Obligations 52.6%** | | |
| 5.14%, 08/08/06 | 105,000 | 105,000 | | | |
| 5.29%, 09/13/06 | 65,000 | 65,000 | **AB Spintab** | | |
| 5.19%, 10/25/06 | 90,000 | 90,000 | 5.16%, 07/31/06 | 146,700 | 146,074 |
| **Morgan Stanley Bank** | | | 5.16%, 08/07/06 | 55,000 | 54,711 |
| 5.28%, 07/26/06 | 70,000 | 70,000 | 5.48%, 09/27/06 | 10,000 | 9,868 |
| | | | **Alliance & Leicester, PLC** | | |
| | | | 5.11%, 08/03/06 (c) | 5,000 | 4,977 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 4.88%, 08/10/06 *(c)* | 48,000 | 47,746 |
| 5.20%, 09/01/06 *(c)* | 55,000 | 54,514 |
| 5.23%, 09/01/06 *(c)* | 21,000 | 20,813 |
| 4.99%, 09/06/06 *(c)* | 46,515 | 46,093 |
| 5.28%, 09/12/06 *(c)* | 25,000 | 24,736 |
| 5.00%, 09/21/06 *(c)* | 38,000 | 37,578 |
| **Amstel Funding Corp.** | | |
| 5.00%, 07/10/06 *(b)(c)* | 12,000 | 11,985 |
| 5.09%, 07/17/06 *(b)(c)* | 62,000 | 61,861 |
| 5.18%, 08/21/06 *(b)(c)* | 141,554 | 140,529 |
| 5.20%, 08/29/06 *(b)(c)* | 92,010 | 91,236 |
| 5.38%, 09/15/06 *(b)(c)* | 36,000 | 35,597 |
| 5.48%, 09/26/06 *(b)(c)* | 10,000 | 9,869 |
| **Amsterdam Funding Corp.** | | |
| 5.18%, 07/24/06 *(a)(b)(c)* | 150,000 | 149,506 |
| 5.19%, 07/25/06 *(a)(b)(c)* | 60,000 | 59,794 |
| 5.23%, 09/05/06 *(a)(b)(c)* | 86,600 | 85,782 |
| 5.25%, 09/06/06 *(a)(b)(c)* | 100,000 | 99,036 |
| **Anglo Irish Bank Corp., PLC** | | |
| 5.14%, 07/28/06 *(c)* | 25,000 | 24,905 |
| 5.20%, 08/29/06 *(c)* | 15,000 | 14,874 |
| **Aquinas Funding, L.L.C.** | | |
| 5.27%, 07/21/06 *(a)(b)(c)* | 45,000 | 44,869 |
| 5.09%, 08/01/06 *(a)(b)(c)* | 20,000 | 19,914 |
| 5.19%, 08/28/06 *(a)(b)(c)* | 22,000 | 21,819 |
| 5.19%, 08/29/06 *(a)(b)(c)* | 24,000 | 23,799 |
| 5.45%, 09/18/06 *(a)(b)(c)* | 19,000 | 18,776 |
| 5.42%, 09/20/06 *(a)(b)(c)* | 30,000 | 29,639 |
| **ASAP Funding Ltd.** | | |
| 4.97%, 07/07/06 *(a)(b)(c)* | 15,000 | 14,988 |
| 5.12%, 07/07/06 *(a)(b)(c)* | 74,000 | 73,937 |
| 5.04%, 07/13/06 *(a)(b)(c)* | 11,000 | 10,982 |
| 5.13%, 08/01/06 *(a)(b)(c)* | 34,000 | 33,852 |
| 5.12%, 08/02/06 *(a)(b)(c)* | 16,000 | 15,928 |
| 5.13%, 08/03/06 *(a)(b)(c)* | 82,000 | 81,620 |
| **Atlantic Asset Securitization, L.L.C.** | | |
| 5.27%, 07/21/06 *(a)(b)(c)* | 43,221 | 43,095 |
| 5.14%, 08/08/06 *(a)(b)(c)* | 20,000 | 19,893 |
| 5.14%, 08/15/06 *(a)(b)(c)* | 40,000 | 39,746 |
| 5.29%, 09/11/06 *(a)(b)(c)* | 29,686 | 29,376 |
| 5.33%, 09/12/06 *(a)(b)(c)* | 13,000 | 12,861 |
| 5.46%, 09/15/06 *(a)(b)(c)* | 28,917 | 28,588 |
| 5.47%, 09/21/06 *(a)(b)(c)* | 50,000 | 49,385 |
| **Atlantis One Funding Corp.** | | |
| 5.29%, 07/25/06 *(b)(c)* | 100,000 | 99,649 |
| 5.26%, 09/07/06 *(b)(c)* | 66,000 | 65,353 |
| 5.00%, 09/20/06 *(b)(c)* | 206,000 | 203,738 |
| 5.03%, 09/28/06 *(b)(c)* | 4,000 | 3,952 |
| 5.21%, 10/27/06 *(b)(c)* | 55,000 | 54,086 |
| 5.25%, 11/20/06 *(b)(c)* | 150,000 | 146,977 |
| 5.27%, 11/27/06 *(b)(c)* | 66,808 | 65,389 |
| 5.50%, 12/18/06 *(b)(c)* | 129,000 | 125,744 |
| 5.30%, 02/02/07 *(b)(c)* | 49,000 | 47,502 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 290,000 | 289,389 |
| 4.92%, 08/24/06 | 107,000 | 106,230 |
| 5.17%, 08/24/06 | 97,000 | 96,257 |
| 5.20%, 09/01/06 | 110,000 | 109,028 |
| 5.27%, 09/08/06 | 15,000 | 14,850 |
| 5.28%, 09/13/06 | 15,000 | 14,839 |
| 5.43%, 09/25/06 | 250,000 | 246,805 |
| 5.27%, 11/28/06 | 100,000 | 97,862 |
| 5.50%, 12/18/06 | 14,000 | 13,647 |
| **Bank of Ireland** | | |
| 5.17%, 11/01/06 *(c)* | 5,651 | 5,554 |
| **Barclays U. S. Funding Corp.** | | |
| 5.03%, 07/19/06 *(a)* | 178,000 | 177,558 |
| **Bear Stearns Companies, Inc.** | | |
| 5.39%, 08/28/06 | 134,000 | 132,847 |
| 5.00%, 09/14/06 | 124,000 | 122,739 |
| 5.42%, 09/20/06 | 77,000 | 76,073 |
| 5.11%, 10/03/06 | 75,000 | 74,025 |
| **Beta Finance, Inc.** | | |
| 4.97%, 07/10/06 *(b)(c)* | 39,000 | 38,952 |
| 5.04%, 07/21/06 *(b)(c)* | 27,000 | 26,925 |
| 5.48%, 09/28/06 *(b)(c)* | 96,000 | 94,718 |
| **Blue Spice, L.L.C.** | | |
| 5.10%, 08/04/06 *(a)(b)(c)(d)* | 4,000 | 3,981 |
| 5.17%, 10/25/06 *(a)(b)(c)(d)* | 140,000 | 137,726 |
| **Cancara Asset Securitization, L.L.C.** | | |
| 5.26%, 07/07/06 *(a)(b)(c)* | 125,808 | 125,698 |
| 5.03%, 07/18/06 *(a)(b)(c)* | 19,000 | 18,955 |
| 5.29%, 07/24/06 *(a)(b)(c)* | 33,000 | 32,889 |
| 5.13%, 08/11/06 *(a)(b)(c)* | 142,000 | 141,181 |
| 5.15%, 08/17/06 *(a)(b)(c)* | 12,000 | 11,920 |
| 5.23%, 09/01/06 *(a)(b)(c)* | 4,485 | 4,445 |
| 5.28%, 09/12/06 *(a)(b)(c)* | 20,549 | 20,332 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **CBA (Delaware) Finance, Inc.** | | |
| 4.93%, 08/02/06 (a) | 3,000 | 2,987 |
| **CC (USA), Inc.** | | |
| 5.10%, 07/17/06 (b)(c) | 25,000 | 24,944 |
| 5.03%, 07/20/06 (b)(c) | 37,000 | 36,903 |
| 5.31%, 07/27/06 (b)(c) | 33,000 | 32,874 |
| 5.00%, 08/03/06 (b)(c) | 10,000 | 9,955 |
| 4.88%, 08/15/06 (b)(c) | 4,500 | 4,473 |
| 5.19%, 08/29/06 (b)(c) | 29,000 | 28,757 |
| 5.27%, 09/11/06 (b)(c) | 65,000 | 64,324 |
| 5.31%, 09/15/06 (b)(c) | 60,000 | 59,336 |
| 5.42%, 09/22/06 (b)(c) | 14,000 | 13,827 |
| 5.17%, 10/25/06 (b)(c) | 50,000 | 49,188 |
| **Citigroup Funding, Inc.** | | |
| 5.12%, 07/26/06 (a) | 181,000 | 180,365 |
| 5.10%, 08/01/06 (a) | 130,000 | 129,437 |
| 5.12%, 08/02/06 (a) | 95,000 | 94,574 |
| 5.36%, 09/13/06 (a) | 188,000 | 185,956 |
| 5.42%, 09/19/06 (a) | 150,000 | 148,218 |
| 5.03%, 09/21/06 (a) | 166,000 | 164,143 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.25%, 07/18/06 (a)(b)(c) | 95,000 | 94,765 |
| 5.04%, 07/20/06 (a)(b)(c) | 137,629 | 137,268 |
| 5.03%, 07/20/06 (a)(b)(c) | 6,637 | 6,620 |
| 5.28%, 07/27/06 (a)(b)(c) | 191,528 | 190,802 |
| 5.31%, 07/27/06 (a)(b)(c) | 50,000 | 49,809 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.11%, 07/07/06 (a)(b)(c) | 30,160 | 30,134 |
| 5.00%, 07/10/06 (a)(b)(c) | 147,000 | 146,818 |
| 5.09%, 07/10/06 (a)(b)(c) | 26,047 | 26,014 |
| 4.67%, 07/11/06 (a)(b)(c) | 47,421 | 47,361 |
| 4.89%, 08/14/06 (a)(b)(c) | 14,000 | 13,918 |
| 5.27%, 09/12/06 (a)(b)(c) | 131,403 | 130,017 |
| 5.27%, 11/20/06 (a)(b)(c) | 27,000 | 26,454 |
| **Crown Point Capital Co., L.L.C.** | | |
| 5.00%, 07/10/06 (a)(b)(c) | 25,623 | 25,591 |
| 4.68%, 07/18/06 (a)(b)(c) | 100,000 | 99,784 |
| 5.10%, 07/18/06 (a)(b)(c) | 10,000 | 9,976 |
| 5.12%, 08/07/06 (a)(b)(c) | 54,152 | 53,871 |
| 5.12%, 08/08/06 (a)(b)(c) | 60,000 | 59,680 |
| 5.31%, 09/14/06 (a)(b)(c) | 87,508 | 86,553 |
| 5.39%, 09/15/06 (a)(b)(c) | 31,894 | 31,536 |
| 5.43%, 09/22/06 (a)(b)(c) | 4,000 | 3,951 |
| 5.20%, 10/20/06 (a)(b)(c) | 65,000 | 63,984 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/06/06 (b)(c) | 42,000 | 41,971 |
| 4.96%, 07/07/06 (b)(c) | 45,000 | 44,963 |
| 5.28%, 07/20/06 (b)(c) | 15,000 | 14,958 |
| 5.27%, 07/21/06 (b)(c) | 48,000 | 47,860 |
| 5.26%, 07/24/06 (b)(c) | 90,000 | 89,699 |
| 5.11%, 08/02/06 (b)(c) | 75,000 | 74,663 |
| 5.32%, 08/02/06 (b)(c) | 115,000 | 114,459 |
| 5.18%, 08/03/06 (b)(c) | 59,065 | 58,787 |
| 5.12%, 08/09/06 (b)(c) | 50,000 | 49,726 |
| 5.24%, 09/07/06 (b)(c) | 35,000 | 34,658 |
| 5.31%, 09/14/06 (b)(c) | 72,000 | 71,214 |
| 5.41%, 09/21/06 (b)(c) | 186,000 | 183,742 |
| **Danske Corp.** | | |
| 5.17%, 10/31/06 (a)(c) | 36,000 | 35,385 |
| 5.28%, 12/04/06 (a)(c) | 25,000 | 24,443 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 (a) | 100,000 | 99,501 |
| **DnB NOR Bank ASA** | | |
| 4.96%, 07/05/06 | 3,000 | 2,998 |
| 5.27%, 11/27/06 | 3,000 | 2,936 |
| **Dorada Finance, Inc.** | | |
| 5.09%, 07/31/06 (b)(c) | 9,000 | 8,962 |
| 5.42%, 08/31/06 (b)(c) | 33,000 | 32,700 |
| 5.42%, 09/22/06 (b)(c) | 23,000 | 22,717 |
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.02%, 07/17/06 (a)(b)(c) | 100,000 | 99,780 |
| 5.33%, 11/28/06 (a)(b)(c) | 48,000 | 46,961 |
| **Fairway Finance Co., L.L.C.** | | |
| 5.21%, 09/05/06 (a)(b)(c) | 1,000 | 991 |
| **Falcon Asset Securitization Corp.** | | |
| 5.08%, 07/07/06 (a)(b)(c) | 142,688 | 142,568 |
| 5.26%, 07/20/06 (a)(b)(c) | 21,120 | 21,062 |
| 5.26%, 07/21/06 (a)(b)(c) | 41,475 | 41,354 |
| 5.29%, 07/24/06 (a)(b)(c) | 101,479 | 101,138 |
| 5.31%, 07/25/06 (a)(b)(c) | 75,000 | 74,736 |
| **Five Finance, Inc.** | | |
| 5.09%, 07/28/06 (b)(c) | 32,000 | 31,880 |
| 5.17%, 08/14/06 (b)(c) | 43,000 | 42,731 |
| 5.27%, 08/15/06 (b)(c) | 45,000 | 44,706 |
| 5.48%, 09/15/06 (b)(c) | 7,000 | 6,920 |
| 5.17%, 10/26/06 (b)(c) | 35,000 | 34,427 |
| 5.23%, 11/15/06 (b)(c) | 4,000 | 3,923 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) | Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|---|---|---|
| **ForeningsSparbanken AB**<br>**(Swedbank, Inc.)** | | | **IXIS Commercial Paper Corp.** | | |
| 4.89%, 08/14/06 | 75,000 | 74,563 | 5.48%, 10/03/06 *(a)(c)* | 50,000 | 49,295 |
| 4.92%, 08/24/06 | 35,000 | 34,748 | **Jupiter Securitization Corp.** | | |
| **Fortis Banque Luxembourg** | | | 5.08%, 07/07/06 *(a)(b)(c)* | 121,570 | 121,467 |
| 4.97%, 07/12/06 | 66,000 | 65,901 | **K2 (USA), L.L.C.** | | |
| **Galaxy Funding, Inc.** | | | 4.98%, 07/06/06 *(b)(c)* | 47,000 | 46,968 |
| 5.09%, 07/31/06 *(b)(c)* | 20,000 | 19,916 | 5.25%, 07/17/06 *(b)(c)* | 13,000 | 12,970 |
| 5.30%, 08/17/06 *(b)(c)* | 7,000 | 6,952 | 4.93%, 08/25/06 *(b)(c)* | 64,300 | 63,827 |
| 5.27%, 09/11/06 *(b)(c)* | 25,000 | 24,740 | 4.99%, 09/08/06 *(b)(c)* | 24,000 | 23,776 |
| 5.28%, 09/13/06 *(b)(c)* | 40,000 | 39,572 | 5.01%, 09/12/06 *(b)(c)* | 62,000 | 61,385 |
| 5.48%, 09/27/06 *(b)(c)* | 16,000 | 15,789 | 5.38%, 09/13/06 *(b)(c)* | 9,000 | 8,902 |
| **General Electric Capital Corp.** | | | 5.47%, 09/25/06 *(b)(c)* | 3,400 | 3,356 |
| 5.26%, 07/03/06 | 800,000 | 799,766 | **KBC Financial Products**<br>**International, Ltd.** | | |
| 5.00%, 07/17/06 | 195,000 | 194,572 | 5.01%, 08/01/06 *(a)(c)* | 74,000 | 73,686 |
| 5.29%, 02/02/07 | 44,000 | 42,656 | 5.22%, 09/01/06 *(a)(c)* | 6,000 | 5,947 |
| **General Electric Capital Services** | | | 5.02%, 09/25/06 *(a)(c)* | 60,000 | 59,298 |
| 4.72%, 09/22/06 | 192,000 | 189,981 | 5.24%, 11/09/06 *(a)(c)* | 6,000 | 5,889 |
| 5.22%, 11/07/06 | 100,000 | 98,180 | **Lexington Parker Capital Co., L.L.C.** | | |
| **Grampian Funding, L.L.C.** | | | 4.97%, 07/07/06 *(a)(b)(c)* | 25,321 | 25,300 |
| 5.11%, 08/07/06 *(a)(b)(c)* | 5,000 | 4,974 | 5.18%, 07/13/06 *(a)(b)(c)* | 20,000 | 19,966 |
| 4.93%, 08/23/06 *(a)(b)(c)* | 25,000 | 24,823 | 5.12%, 08/07/06 *(a)(b)(c)* | 62,500 | 62,176 |
| 5.01%, 09/12/06 *(a)(b)(c)* | 9,000 | 8,911 | 5.27%, 09/12/06 *(a)(b)(c)* | 33,000 | 32,652 |
| 5.02%, 09/19/06 *(a)(b)(c)* | 61,000 | 60,336 | 5.30%, 09/12/06 *(a)(b)(c)* | 97,422 | 96,389 |
| 5.42%, 09/26/06 *(a)(b)(c)* | 88,000 | 86,863 | 5.40%, 09/18/06 *(a)(b)(c)* | 94,371 | 93,267 |
| 5.46%, 09/26/06 *(a)(b)(c)* | 6,800 | 6,712 | 5.42%, 09/19/06 *(a)(b)(c)* | 18,000 | 17,786 |
| 5.28%, 11/17/06 *(a)(b)(c)* | 59,000 | 57,827 | 5.12%, 10/05/06 *(a)(b)(c)* | 4,000 | 3,947 |
| 5.50%, 12/13/06 *(a)(b)(c)* | 14,000 | 13,657 | 5.23%, 11/15/06 *(a)(b)(c)* | 17,000 | 16,671 |
| **HBOS Treasury Services, PLC** | | | 5.27%, 11/15/06 *(a)(b)(c)* | 20,000 | 19,609 |
| 5.08%, 08/02/06 *(a)* | 134,000 | 133,403 | 5.28%, 11/15/06 *(a)(b)(c)* | 21,000 | 20,588 |
| 5.11%, 08/07/06 *(a)* | 45,000 | 44,767 | 5.33%, 11/15/06 *(a)(b)(c)* | 25,000 | 24,505 |
| 5.19%, 08/29/06 *(a)* | 50,000 | 49,580 | **Links Finance, L.L.C.** | | |
| 5.45%, 09/25/06 *(a)* | 5,000 | 4,936 | 4.97%, 07/06/06 *(b)(c)* | 21,000 | 20,986 |
| 5.47%, 09/29/06 *(a)* | 135,000 | 133,181 | 5.27%, 07/21/06 *(b)(c)* | 25,000 | 24,927 |
| **HSBC U.S.A., Inc.** | | | 5.19%, 08/30/06 *(b)(c)* | 29,000 | 28,753 |
| 5.22%, 11/10/06 | 86,000 | 84,397 | **Mane Funding Corp.** | | |
| 5.22%, 11/13/06 | 33,000 | 32,371 | 5.09%, 08/01/06 *(b)(c)* | 49,423 | 49,209 |
| 5.58%, 12/28/06 | 70,000 | 68,101 | 5.19%, 08/28/06 *(b)(c)* | 21,393 | 21,217 |
| **HSH Nordbanken, AG** | | | 5.27%, 09/12/06 *(b)(c)* | 48,000 | 47,494 |
| 5.31%, 09/13/06 | 83,000 | 82,106 | 5.45%, 09/25/06 *(b)(c)* | 117,000 | 115,496 |
| **Irish Life & Permanent, PLC** | | | 5.48%, 09/26/06 *(b)(c)* | 65,000 | 64,152 |
| 4.84%, 07/19/06 *(c)* | 39,000 | 38,908 | **Mont Blanc Capital Corp.** | | |
| 5.08%, 07/26/06 *(c)* | 2,000 | 1,993 | 5.04%, 07/20/06 *(a)(b)(c)* | 12,343 | 12,311 |
| 5.31%, 08/21/06 *(c)* | 23,250 | 23,077 | 5.26%, 07/20/06 *(a)(b)(c)* | 50,000 | 49,862 |
| 5.36%, 12/08/06 *(c)* | 50,000 | 48,840 | | | |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Nieuw Amsterdam Receivables Corp.** | | |
| 5.09%, 07/05/06 *(a)(b)(c)* | 6,403 | 6,399 |
| 5.17%, 07/10/06 *(a)(b)(c)* | 28,000 | 27,964 |
| 5.06%, 07/24/06 *(a)(b)(c)* | 10,000 | 9,968 |
| 5.11%, 07/24/06 *(a)(b)(c)* | 50,000 | 49,839 |
| 5.11%, 07/25/06 *(a)(b)(c)* | 23,000 | 22,923 |
| 4.86%, 07/31/06 *(a)(b)(c)* | 23,704 | 23,610 |
| 5.23%, 08/29/06 *(a)(b)(c)* | 12,000 | 11,899 |
| 5.38%, 09/15/06 *(a)(b)(c)* | 22,000 | 21,754 |
| 5.47%, 09/25/06 *(a)(b)(c)* | 4,000 | 3,948 |
| 5.04%, 09/27/06 *(a)(b)(c)* | 30,792 | 30,422 |
| 5.37%, 12/11/06 *(a)(b)(c)* | 16,000 | 15,621 |
| **Nordea North America, Inc.** | | |
| 5.22%, 09/01/06 *(a)* | 26,000 | 25,769 |
| 5.44%, 09/08/06 *(a)* | 5,100 | 5,047 |
| **Northern Rock PLC** | | |
| 5.20%, 08/28/06 | 10,545 | 10,458 |
| 5.36%, 09/15/06 | 100,000 | 98,883 |
| **Park Avenue Receivables Co., L.L.C.** | | |
| 5.08%, 07/06/06 *(a)(b)(c)* | 51,225 | 51,189 |
| 5.14%, 07/12/06 *(a)(b)(c)* | 4,000 | 3,994 |
| 5.26%, 07/21/06 *(a)(b)(c)* | 101,461 | 101,166 |
| 5.28%, 07/24/06 *(a)(b)(c)* | 29,000 | 28,903 |
| **Park Granada, L.L.C.** | | |
| 4.97%, 07/05/06 *(b)(c)* | 10,000 | 9,995 |
| 4.98%, 07/06/06 *(b)(c)* | 30,000 | 29,979 |
| 5.12%, 08/10/06 *(b)(c)* | 40,000 | 39,776 |
| 5.23%, 09/01/06 *(b)(c)* | 150,000 | 148,667 |
| 5.24%, 09/06/06 *(b)(c)* | 3,000 | 2,971 |
| 5.22%, 11/03/06 *(b)(c)* | 30,000 | 29,470 |
| 5.22%, 11/10/06 *(b)(c)* | 6,000 | 5,888 |
| **Picaros Funding, L.L.C.** | | |
| 4.97%, 09/01/06 *(a)(b)(c)* | 25,000 | 24,791 |
| 5.44%, 09/08/06 *(a)(b)(c)* | 7,000 | 6,928 |
| 5.28%, 09/13/06 *(a)(b)(c)* | 5,000 | 4,946 |
| 5.05%, 09/25/06 *(a)(b)(c)* | 95,503 | 94,381 |
| 5.41%, 09/27/06 *(a)(b)(c)* | 3,000 | 2,961 |
| **Preferred Receivables Funding Corp.** | | |
| 5.31%, 07/26/06 *(a)(b)(c)* | 136,166 | 135,667 |
| 5.28%, 09/13/06 *(a)(b)(c)* | 81,829 | 80,953 |
| **Ranger Funding Co., L.L.C.** | | |
| 5.08%, 07/06/06 *(a)(b)(c)* | 142,442 | 142,342 |
| 5.26%, 07/20/06 *(a)(b)(c)* | 112,000 | 111,690 |
| **San Paolo I M I U.S. Financial Co.** | | |
| 4.93%, 08/10/06 *(a)* | 105,000 | 104,436 |
| **Santander Central Hispano Finance (Delaware), Inc.** | | |
| 4.83%, 07/10/06 *(a)* | 12,000 | 11,986 |
| 5.01%, 09/14/06 *(a)* | 47,000 | 46,521 |
| 5.18%, 10/04/06 *(a)* | 93,504 | 92,258 |
| **Scaldis Capital Ltd.** | | |
| 5.25%, 07/20/06 *(a)(b)(c)* | 169,000 | 168,534 |
| 5.13%, 07/25/06 *(a)(b)(c)* | 13,631 | 13,585 |
| 5.12%, 08/08/06 *(a)(b)(c)* | 47,000 | 46,749 |
| 5.18%, 08/24/06 *(a)(b)(c)* | 32,476 | 32,227 |
| 5.20%, 08/29/06 *(a)(b)(c)* | 40,823 | 40,480 |
| 5.19%, 08/29/06 *(a)(b)(c)* | 32,000 | 31,731 |
| 5.20%, 08/31/06 *(a)(b)(c)* | 5,000 | 4,956 |
| 5.30%, 09/13/06 *(a)(b)(c)* | 100,000 | 98,925 |
| 5.30%, 09/15/06 *(a)(b)(c)* | 24,569 | 24,298 |
| 5.37%, 09/15/06 *(a)(b)(c)* | 167,921 | 166,042 |
| 5.46%, 09/26/06 *(a)(b)(c)* | 80,000 | 78,960 |
| **Sedna Finance, Inc.** | | |
| 5.39%, 08/01/06 *(b)(c)* | 40,000 | 39,815 |
| 5.27%, 09/08/06 *(b)(c)* | 7,000 | 6,930 |
| **Sheffield Receivables Corp.** | | |
| 5.14%, 07/24/06 *(a)(b)(c)* | 134,000 | 133,563 |
| **Sigma Finance, Inc.** | | |
| 4.82%, 07/06/06 *(b)(c)* | 9,700 | 9,694 |
| 4.65%, 07/18/06 *(b)(c)* | 94,000 | 93,799 |
| 5.18%, 08/25/06 *(b)(c)* | 198,000 | 196,454 |
| 4.94%, 08/31/06 *(b)(c)* | 50,000 | 49,592 |
| 5.28%, 09/15/06 *(b)(c)* | 9,000 | 8,901 |
| 5.25%, 11/20/06 *(b)(c)* | 95,000 | 93,085 |
| 5.28%, 11/27/06 *(b)(c)* | 100,000 | 97,875 |
| 5.29%, 11/28/06 *(b)(c)* | 42,000 | 41,099 |
| 5.34%, 12/01/06 *(b)(c)* | 3,000 | 2,934 |
| 5.37%, 12/06/06 *(b)(c)* | 40,000 | 39,083 |
| **Skandinaviska Enskilda Banken AB** | | |
| 4.97%, 07/10/06 | 3,000 | 2,996 |
| **Societe Generale North America, Inc.** | | |
| 4.66%, 07/05/06 *(a)* | 160,000 | 159,919 |
| 5.00%, 07/11/06 *(a)* | 126,000 | 125,827 |
| 5.09%, 08/22/06 *(a)* | 23,000 | 22,834 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Stadshypotek Delaware, Inc.** | | |
| 5.08%, 07/25/06 (a)(c) | 17,150 | 17,093 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.27%, 07/20/06 (a)(b)(c) | 18,076 | 18,026 |
| 5.42%, 09/22/06 (a)(b)(c) | 16,000 | 15,803 |
| **Ticonderoga Funding, L.L.C.** | | |
| 5.08%, 07/07/06 (a)(b)(c) | 35,616 | 35,586 |
| 5.26%, 07/17/06 (a)(b)(c) | 50,000 | 49,884 |
| 5.29%, 07/25/06 (a)(b)(c) | 7,000 | 6,975 |
| **Tulip Funding Corp.** | | |
| 5.27%, 07/12/06 (a)(b)(c) | 61,000 | 60,902 |
| 5.26%, 07/19/06 (a)(b)(c) | 50,000 | 49,869 |
| **UBS Finance (Delaware), Inc.** | | |
| 5.27%, 07/03/06 (a) | 150,000 | 149,956 |
| 5.12%, 07/10/06 (a) | 100,000 | 99,873 |
| 5.12%, 07/11/06 (a) | 40,000 | 39,943 |
| 4.99%, 07/13/06 (a) | 7,000 | 6,988 |
| 5.29%, 07/13/06 (a) | 449,000 | 448,211 |
| 5.15%, 07/26/06 (a) | 311,000 | 309,895 |
| **Variable Funding Capital Corp.** | | |
| 5.01%, 07/11/06 (a)(b)(c) | 100,000 | 99,862 |
| 5.03%, 07/18/06 (a)(b)(c) | 30,000 | 29,930 |
| **Westpac Banking Corp.** | | |
| 4.99%, 09/08/06 (c) | 130,000 | 128,788 |
| **WestpacTrust Securities NZ Ltd.** | | |
| 5.20%, 08/31/06 (a)(c) | 100,000 | 99,131 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.09%, 07/07/06 (b)(c) | 13,007 | 12,996 |
| 4.88%, 08/15/06 (b)(c) | 12,000 | 11,929 |
| 5.26%, 09/08/06 (b)(c) | 15,000 | 14,851 |
| 5.27%, 09/11/06 (b)(c) | 12,000 | 11,875 |
| 5.28%, 09/11/06 (b)(c) | 9,000 | 8,906 |
| 5.38%, 09/11/06 (b)(c) | 14,000 | 13,851 |
| 5.48%, 09/27/06 (b)(c) | 10,000 | 9,868 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/20/06 (b)(c) | 45,366 | 45,244 |
| 4.97%, 07/25/06 (b)(c) | 2,000 | 1,993 |
| 4.99%, 07/25/06 (b)(c) | 7,000 | 6,977 |
| 5.09%, 07/31/06 (b)(c) | 32,000 | 31,866 |
| 5.16%, 08/08/06 (b)(c) | 10,928 | 10,869 |
| 5.23%, 09/01/06 (b)(c) | 5,000 | 4,956 |
| 5.27%, 09/08/06 (b)(c) | 29,000 | 28,711 |
| 5.28%, 09/11/06 (b)(c) | 36,766 | 36,383 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Windmill Funding Corp.** | | |
| 5.17%, 08/02/06 (a)(b)(c) | 23,000 | 22,895 |
| 5.21%, 08/14/06 (a)(b)(c) | 49,280 | 48,969 |
| | | **18,725,883** |

### Promissory Notes  0.9%

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 (d) | 220,000 | 220,000 |
| 5.18%, 12/19/06 (d) | 22,500 | 22,500 |
| 5.32%, 01/05/07 (d) | 54,000 | 54,000 |
| | | **296,500** |

### Variable-Rate Obligations  13.0% of net assets

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Access Loans for Learning Student Loan Corp.** | | |
| 5.38%, 07/06/06 (a) | 27,800 | 27,800 |
| **Bank of Ireland** | | |
| 5.24%, 07/20/07 (c) | 40,000 | 40,000 |
| **Bank of New York Co., Inc.** | | |
| 5.40%, 07/27/07 (c) | 50,000 | 50,000 |
| **Barclays Bank, PLC** | | |
| 5.07%, 07/05/06 | 90,000 | 90,000 |
| 5.24%, 07/24/06 | 90,000 | 89,993 |
| 5.28%, 07/27/06 | 197,000 | 196,976 |
| **BNP Paribas** | | |
| 5.08%, 07/06/06 | 40,000 | 39,994 |
| 5.11%, 07/10/06 | 100,000 | 99,991 |
| 5.30%, 08/02/06 | 400,000 | 399,921 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.28%, 07/17/06 | 100,000 | 100,000 |
| 5.28%, 07/24/06 | 10,000 | 10,000 |
| **CC (USA), Inc.** | | |
| 5.21%, 07/17/06 (b)(c) | 21,000 | 21,006 |
| **Central Baptist Church of Hixson, Tennessee** | | |
| 5.46%, 07/06/06 (a) | 13,000 | 13,000 |
| **City of New Britain, Connecticut** | | |
| 5.38%, 07/06/06 (a) | 40,000 | 40,000 |
| **Columbus, Georgia Development Authority** | | |
| 5.48%, 07/06/06 (a) | 5,190 | 5,190 |
| **Commonwealth Bank of Australia** | | |
| 5.29%, 07/24/06 (c) | 50,000 | 50,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) | Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|---|---|---|
| **Concord Minutemen Capital Co., Series A** | | | **Nordea Bank AB** | | |
| 5.29%, 07/27/06 *(a)(b)(c)* | 50,000 | 49,999 | 5.13%, 07/10/06 *(c)* | 50,000 | 50,000 |
| **Dexia Credit Local** | | | 5.15%, 07/11/06 *(c)* | 80,000 | 80,000 |
| 5.26%, 07/26/06 | 100,000 | 99,989 | **Royal Bank of Canada** | | |
| **Five Finance, Inc.** | | | 5.06%, 07/03/06 | 32,000 | 31,992 |
| 5.16%, 07/17/06 *(b)(c)* | 50,000 | 49,999 | 5.20%, 07/10/06 | 40,000 | 40,000 |
| **General Electric Capital Corp.** | | | **Royal Bank of Scotland, PLC** | | |
| 5.35%, 07/17/06 | 225,000 | 225,000 | 5.20%, 07/19/06 | 10,000 | 9,999 |
| **Goldman Sachs Group, Inc.** | | | 5.25%, 07/24/06 | 110,000 | 109,989 |
| 5.20%, 07/10/06 *(c)* | 125,000 | 125,000 | 5.29%, 07/31/06 | 80,000 | 79,997 |
| **J.P. Morgan Securities, Inc.** | | | 5.27%, 07/21/07 *(c)* | 20,000 | 20,000 |
| 5.15%, 07/03/06 *(c)* | 100,000 | 100,000 | **Sigma Finance, Inc.** | | |
| **K2 (USA), L.L.C.** | | | 5.16%, 07/17/06 *(b)(c)* | 75,000 | 74,999 |
| 5.13%, 07/10/06 *(b)(c)* | 50,000 | 49,997 | 5.20%, 07/17/06 *(b)(c)* | 48,000 | 48,010 |
| 5.30%, 07/17/06 *(b)(c)* | 81,000 | 80,992 | **Sumitomo Trust & Banking Co.** | | |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | | 5.15%, 07/07/06 | 100,000 | 100,000 |
| 5.06%, 07/03/06 *(b)(c)* | 17,000 | 16,998 | 5.21%, 07/14/06 | 20,000 | 20,000 |
| 5.09%, 07/07/06 *(b)(c)* | 52,000 | 51,999 | 5.30%, 07/24/06 | 36,000 | 36,000 |
| 5.11%, 07/10/06 *(b)(c)* | 16,000 | 15,999 | **Svenska Handelsbanken AB** | | |
| 5.31%, 08/02/06 *(b)(c)* | 55,000 | 54,994 | 5.07%, 07/03/06 | 75,000 | 74,996 |
| **Links Finance, L.L.C.** | | | **Town of Islip, New York IDA** | | |
| 5.09%, 07/07/06 *(b)(c)* | 24,000 | 23,998 | 5.65%, 07/06/06 *(a)* | 1,285 | 1,285 |
| 5.11%, 07/10/06 *(b)(c)* | 50,000 | 49,997 | **Travelers Insurance Co.** | | |
| 5.21%, 07/17/06 *(b)(c)* | 138,000 | 138,020 | 5.16%, 07/03/06 *(d)* | 25,000 | 25,000 |
| 5.18%, 07/17/06 *(b)(c)* | 100,000 | 100,002 | 5.32%, 07/19/06 *(d)* | 100,000 | 100,000 |
| 5.15%, 07/17/06 *(b)(c)* | 32,000 | 31,999 | 5.39%, 07/28/06 *(d)* | 25,000 | 25,000 |
| **Loanstar Assets Partners II, L.P.** | | | **Wachovia Asset Securitization Issuance, L.L.C.** | | |
| 5.37%, 07/06/06 *(a)* | 25,000 | 25,000 | 2005 HEMMI - Class A | | |
| **Merlot 2000 B** | | | 5.31%, 07/25/06 *(a)(b)(c)* | 26,266 | 26,266 |
| 5.50%, 07/05/06 *(a)(c)* | 30,000 | 30,000 | **Wells Fargo & Co.** | | |
| **Merrill Lynch & Co., Inc.** | | | 5.19%, 07/17/06 *(c)* | 120,000 | 120,002 |
| 5.18%, 07/17/06 | 75,000 | 75,000 | **Westpac Banking Corp.** | | |
| 5.32%, 07/27/06 | 50,000 | 50,000 | 5.18%, 07/17/06 *(c)* | 75,000 | 75,000 |
| **Metropolitan Life Insurance Co.** | | | **Whistlejacket Capital, L.L.C.** | | |
| 5.16%, 07/03/06 *(d)* | 100,000 | 100,000 | 5.09%, 07/07/06 *(b)(c)* | 13,000 | 12,999 |
| **Monumental Life Insurance Co.** | | | 5.22%, 07/20/06 *(b)(c)* | 17,000 | 16,999 |
| 5.17%, 07/03/06 *(d)* | 100,000 | 100,000 | 5.29%, 07/27/06 *(b)(c)* | 74,000 | 73,996 |
| 5.21%, 07/03/06 *(d)* | 100,000 | 100,000 | **White Pine Finance, L.L.C.** | | |
| 5.26%, 07/03/06 *(d)* | 10,000 | 10,000 | 5.08%, 07/07/06 *(b)(c)* | 22,000 | 22,000 |
| **Morgan Stanley** | | | 5.13%, 07/10/06 *(b)(c)* | 30,000 | 29,996 |
| 5.15%, 07/03/06 | 140,000 | 140,000 | 5.15%, 07/17/06 *(b)(c)* | 82,000 | 81,999 |
| **New Jersey Economic Development Authority** | | | 5.28%, 07/25/06 *(b)(c)* | 60,000 | 59,997 |
| 5.11%, 07/03/06 *(a)* | 8,900 | 8,900 | | | **4,624,274** |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

### Other Investments  8.6% of net assets

### Repurchase Agreements  8.6%

**Bank of America Securities L.L.C.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $479,400
5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 470,207 | 470,000 |

**Bear Stearns & Co., Inc.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $510,001
5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 500,220 | 500,000 |

**Credit Suisse Securities (USA), L.L.C.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $4,274
5.25%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 4,192 | 4,190 |

**Goldman Sachs & Co.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $816,000
5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 800,352 | 800,000 |

**Morgan Stanley & Co., Inc.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $103,709
5.25%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 102,257 | 100,000 |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**UBS Financial Services, Inc.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities with
a value of $1,224,003
5.28%, issued 06/30/06,

| | | |
|---|---|---|
| due 07/03/06 | 1,200,528 | 1,200,000 |
| | | **3,074,190** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $35,482,779.

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Cost/Value ($ x 1,000) |
|---|---|---|

At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:

**Blue Spice, L.L.C.**

| | | |
|---|---|---|
| 5.10%, 05/02/06, 08/04/06 | 4,000 | 3,981 |
| 5.17%, 04/25/06, 10/25/06 | 140,000 | 137,726 |
| | | **141,707** |

**Metropolitan Life Insurance Co.**

| | | |
|---|---|---|
| 5.16%, 02/01/06, 07/03/06 | 100,000 | 100,000 |

**Monumental Life Insurance Co.**

| | | |
|---|---|---|
| 5.26%, 06/10/93, 07/03/06 | 10,000 | 10,000 |
| 5.17%, 10/09/96, 07/03/06 | 100,000 | 100,000 |
| 5.21%, 01/12/00, 07/03/06 | 100,000 | 100,000 |
| | | **210,000** |

**The Goldman Sachs Group, Inc.**

| | | |
|---|---|---|
| 4.98%, 02/03/06, 10/30/06 | 220,000 | 220,000 |
| 5.18%, 03/24/06, 12/19/06 | 22,500 | 22,500 |
| 5.32%, 04/13/06, 01/05/07 | 54,000 | 54,000 |
| | | **296,500** |

**Travelers Insurance Co.**

| | | |
|---|---|---|
| 5.32%, 08/19/05, 07/19/06 | 100,000 | 100,000 |
| 5.39%, 10/28/05, 07/28/06 | 25,000 | 25,000 |
| 5.16%, 01/31/06, 07/03/07 | 25,000 | 25,000 |
| | | **150,000** |

*(a)* Credit-enhanced security.
*(b)* Asset-backed security.
*(c)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $14,202,720 or 39.9% of net assets.
*(d)* Illiquid and/or restricted security.

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $32,408,589 |
| Repurchase agreements, at cost and value | 3,074,190 |
| Receivables: | |
|   Receivable for investment sold | 1,075 |
|   Fund shares sold | 300,088 |
|   Interest | 94,939 |
| Prepaid expenses | + 1,205 |
| **Total assets** | **35,880,086** |

### Liabilities

| | |
|---|---|
| Payables: | |
|   Fund shares redeemed | 208,003 |
|   Dividends to shareholders | 68,311 |
|   Investment adviser and administrator fees | 644 |
|   Transfer agent and shareholder services fees | 569 |
|   Trustees' fees | 13 |
| Accrued expenses | + 527 |
| **Total liabilities** | **278,067** |

### Net Assets

| | |
|---|---|
| **Total assets** | 35,880,086 |
| **Total liabilities** | - 278,067 |
| **Net assets** | **$35,602,019** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 35,602,018 |
| Net realized capital gains | 1 |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|---|
| Investor Shares | $29,249,807 | | 29,250,017 | | $1.00 |
| Select Shares | $3,472,579 | | 3,472,579 | | $1.00 |
| Institutional Shares | $2,879,633 | | 2,879,634 | | $1.00 |

*See financial notes.* 33

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$750,105** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | 1 |

### Expenses

| | | |
|---|:--:|---:|
| Investment adviser and administrator fees | | 50,799 |
| Transfer agent and shareholder service fees: | | |
|    Investor Shares | | 28,634 |
|    Select Shares | | 3,245 |
|    Institutional Shares | | 2,719 |
| Trustees' fees | | 48 |
| Custodian fees | | 668 |
| Portfolio accounting fees | | 302 |
| Professional fees | | 53 |
| Registration fees | | 631 |
| Shareholder reports | | 128 |
| Other expenses | + | 215 |
| Total expenses | | 87,442 |
| Custodian credits | - | 5 |
| Expense reduction | - | 20,738 |
| **Net expenses** | | **66,699** |

### Increase in Net Assets from Operations

| | | |
|---|:--:|---:|
| **Total investment income** | | 750,105 |
| **Net expenses** | - | 66,699 |
| **Net investment income** | | **683,406** |
| **Net realized gains** | + | 1 |
| **Increase in net assets from operations** | | **$683,407** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

| | | 1/1/06–6/30/06 | 1/1/05–12/31/06 |
|---|---|---|---|
| Net investment income | | $683,406 | $752,464 |
| Net realized gains | + | 1 | — |
| **Increase in net assets from operations** | | **683,407** | **752,464** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | | |
| Investor Shares | | 562,001 | 653,672 |
| Select Shares | | 65,333 | 52,115 |
| Institutional Shares | + | 56,072 | 46,677 |
| **Total dividends from net investment income** | | **683,406** | **752,464** |

### Transactions in Fund Shares*

| | | | |
|---|---|---|---|
| **Shares Sold** | | | |
| Investor Shares | | 20,508,369 | 24,443,221 |
| Select Shares | | 4,304,430 | 4,581,545 |
| Institutional Shares | + | 4,801,062 | 4,425,407 |
| **Total shares sold** | | **29,613,861** | **33,450,173** |
| **Shares Reinvested** | | | |
| Investor Shares | | 459,826 | 591,999 |
| Select Shares | | 52,567 | 46,156 |
| Institutional Shares | + | 45,582 | 41,389 |
| **Total shares reinvested** | | **557,975** | **679,544** |
| **Shares Redeemed** | | | |
| Investor Shares | | (15,830,491) | (24,288,614) |
| Select Shares | | (3,209,454) | (3,511,556) |
| Institutional Shares | + | (3,896,346) | (3,591,062) |
| **Total shares redeemed** | | **(22,936,291)** | **(31,391,232)** |
| **Net transactions in fund shares** | | **7,235,545** | **2,738,485** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 28,366,473 | 25,627,988 |
| Total increase | + | 7,235,546 | 2,738,485 |
| **End of period** | | **$35,602,019** | **$28,366,473** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

*See financial notes.*

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

# 1. Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New York Municipal Money Fund |
| (organized October 20, 1989) | Schwab New Jersey Municipal Money Fund |
| Schwab Money Market Fund | Schwab Pennsylvania Municipal Money Fund |
| Schwab Government Money Fund | Schwab AMT Tax-Free Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab Value Advantage Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Municipal Money Fund | Schwab Investor Money Fund |
| Schwab California Municipal Money Fund | Schwab Advisor Cash Reserves |
| | Schwab Cash Reserves |

Schwab Value Advantage Money Fund offers three share classes: Investor Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

# 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

### (a) Security Valuation:

The funds value the securities in their portfolios at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:** The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**Repurchase Agreements:** The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or class are charged directly to that fund or class. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the funds, the investment adviser is entitled to receive an annual fee payable monthly based on the funds' average daily net assets described as follows:

| Average daily net assets | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|
| First $1 billion | 0.38% | 0.38% | 0.38% |
| Over $1 billion | 0.35% | 0.35% | 0.35% |
| Over $10 billion | 0.32% | 0.32% | 0.32% |
| Over $20 billion | 0.30% | 0.30% | 0.30% |
| Over $40 billion | 0.27% | 0.27% | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the funds' average daily net assets described as follows:

| | Transfer Agent Fees | Shareholder Service Fees |
|---|---|---|
| Government Money Fund | 0.25% | 0.20% |
| U.S. Treasury Money Fund | 0.25% | 0.20% |
| Value Advantage Money Fund | 0.05% | 0.17% |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 3. Affiliates and Affiliated Transactions (continued)

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through April 29, 2007, as follows:

| | |
|---|---|
| Government Money Fund | 0.75% |
| U.S. Treasury Money Fund | 0.63%* |

*Prior to April 30, 2006, the limit was 0.65%.

| | Investor Shares | Select Shares | Institutional Shares |
|---|---|---|---|
| Value Advantage Money Fund | 0.45% | 0.35% | 0.24% |

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, each fund's total security transactions with other Schwab Funds were as follows:

| | |
|---|---|
| Government Money Fund | $— |
| U.S. Treasury Money Fund | — |
| Value Advantage Money Fund | 202,570 |

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the funds' Statement of Operations.

## 4. Federal Income Taxes

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and market discount. As long as a fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the funds had no undistributed earnings on a tax basis.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 4. Federal Income Taxes (continued)

As of December 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

| Expire | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|
| 2006 | $119 | $89 | — |
| 2007 | 184 | 580 | — |
| 2008 | 13 | — | — |
| 2010 | 1 | 66 | — |
| 2011 | 16 | 75 | — |
| 2012 | — | 125 | — |
| **Total** | **$333** | **$935** | **$—** |

The funds deferred capital losses occurring after December 31, 2005 to the next fiscal year ending at December 31, 2006. The aggregate amounts of these deferred losses are:

| | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|
| Deferred capital losses | — | $110 | — |
| Capital losses utilized | | 7 | |

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

| | | | |
|---|---|---|---|
| From ordinary income | $61,866 | $83,240 | $752,464 |
| From long-term capital gains | — | — | — |
| From return of capital | — | — | — |

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of December 31, 2005, the funds made the following reclassifications:

| | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|
| Capital received from investors | ($226) | ($55) | ($103) |
| Net investment income not yet distributed | — | — | — |
| Long term capital gains | $226 | $55 | $103 |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Government Money Fund, Schwab U.S. Treasury Money Fund and Schwab Value Advantage Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.**  The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the

resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses

and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.** With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon

from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab

that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the funds covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

44

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

45

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

46

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

1 Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

2 In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

3 The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

**charles SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155-3812

# Schwab Municipal Money Fund™

**Semiannual Report**
June 30, 2006

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Kevin Shaughnessy,** CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

## The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that had not been seen in years. The mixed messages that arose from the slowing economy and rising inflation left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

The yields on municipal variable-rate demand notes rose significantly during the period as the yield of the Bond Market Association's BMA seven-day Municipal Index rose by 104 basis points. This change caused the yields on the Schwab Municipal Money Fund to increase for the period.

Given the rising interest rate environment, the fund overweighted non-AMT variable-rate notes, offering positive yield spread versus the BMA index. To further take advantage of the rising-rate environment, the fund maintained its relatively short weighted average maturity (WAM). Keeping the WAM short provided the flexibility to adapt and respond to the changes in interest rates by enabling management to more quickly reinvest at higher rates.

The combination of rising interest rates and improved financial circumstances for state and local governments caused a decline in fixed-rate note issuance for the period. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

## Performance and Fund Facts as of 6/30/06

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

|  | Sweep Shares | Value Advantage Shares™ | Select Shares® | Institutional Shares |
|---|---|---|---|---|
| Ticker Symbol | SWXXX | SWTXX | SWLXX | SWOXX |
| Seven-Day Yield[1] | 3.16% | 3.35% | 3.45% | 3.56% |
| Seven-Day Yield–No Waiver[2] | 2.99% | 3.22% | 3.22% | 3.22% |
| Seven-Day Effective Yield[1] | 3.21% | 3.41% | 3.51% | 3.62% |
| Seven-Day Taxable-Equivalent Effective Yield[1, 3] | 4.94% | 5.25% | 5.40% | 5.57% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 34 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |
| **Credit-Enhanced Securities** % of portfolio | 73% |
| **Minimum Initial Investment**[4] | |
| *Sweep Investments™* | * |
| *Value Advantage Shares* | $25,000 |
| *($15,000 for IRA and custodial accounts)[5]* | |
| *Select Shares* | $1,000,000 |
| *Institutional Shares* | $3,000,000 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yield assumes a 2006 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.

[4] Please see prospectus for further detail and eligibility requirements.

[5] Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab Municipal Money Fund™** | | | | |
| *Sweep Shares* | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.10 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| *Value Advantage Shares™* | | | | |
| Actual Return | 0.45% | $1,000 | $1,014.10 | $2.25 |
| Hypothetical 5% Return | 0.45% | $1,000 | $1,022.56 | $2.26 |
| *Select Shares®* | | | | |
| Actual Return | 0.35% | $1,000 | $1,014.60 | $1.75 |
| Hypothetical 5% Return | 0.35% | $1,000 | $1,023.06 | $1.76 |
| *Institutional Shares* | | | | |
| Actual Return | 0.24% | $1,000 | $1,015.20 | $1.20 |
| Hypothetical 5% Return | 0.24% | $1,000 | $1,023.60 | $1.20 |

1 Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

2 Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Financial Statements

## Financial Highlights

| Sweep Shares | 1/1/06– 6/30/06* | 1/1/05– 12/31/05 | 1/1/04– 12/31/04 | 1/1/03– 12/31/03 | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|   Net investment income | 0.01 | 0.02 | 0.01 | (0.00)[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
|   Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.31[2] | 1.79 | 0.60 | 0.46 | 0.91 | 2.23 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
|   Net operating expenses | 0.65[3] | 0.65 | 0.66 | 0.66 | 0.66 | 0.66 |
|   Gross operating expenses | 0.81[3] | 0.82 | 0.81 | 0.81 | 0.82 | 0.83 |
|   Net investment income | 2.62[3] | 1.77 | 0.60 | 0.46 | 0.90 | 2.21 |
| Net assets, end of period ($ x 1,000,000) | 7,045 | 7,467 | 7,563 | 7,494 | 7,435 | 7,265 |

| Value Advantage Shares | 1/1/06– 6/30/06* | 1/1/05– 12/31/05 | 1/1/04– 12/31/04 | 1/1/03– 12/31/03 | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|   Net investment income | 0.01 | 0.02 | 0.01 | 0.01 | 0.01 | 0.02 |
| Less distributions: | | | | | | |
|   Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.01) | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.41[2] | 2.00 | 0.81 | 0.68 | 1.12 | 2.45 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|   Net operating expenses | 0.45[3] | 0.45 | 0.45 | 0.45 | 0.45 | 0.45 |
|   Gross operating expenses | 0.58[3] | 0.59 | 0.58 | 0.58 | 0.59 | 0.61 |
|   Net investment income | 2.82[3] | 1.97 | 0.80 | 0.68 | 1.11 | 2.35 |
| Net assets, end of period ($ x 1,000,000) | 2,988 | 3,007 | 3,245 | 3,901 | 4,480 | 3,778 |

\* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

| Select Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 6/2/03[1]–12/31/03 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | |
|   Net investment income | 0.01 | 0.02 | 0.01 | (0.00)[2] |
| Less distributions: | | | | |
|   Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.46[3] | 2.10 | 0.92 | 0.39[3] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
|   Net operating expenses | 0.35[4] | 0.35 | 0.35 | 0.35[4] |
|   Gross operating expenses | 0.58[4] | 0.59 | 0.58 | 0.58[4] |
|   Net investment income | 2.92[4] | 2.11 | 0.93 | 0.68[4] |
| Net assets, end of period ($ x 1,000,000) | 1,076 | 966 | 727 | 474 |

| Institutional Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 6/2/03[1]–12/31/03 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | |
|   Net investment income | 0.02 | 0.02 | 0.01 | (0.00)[2] |
| Less distributions: | | | | |
|   Dividends from net investment income | (0.02) | (0.02) | (0.01) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.52[3] | 2.21 | 1.03 | 0.45[3] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
|   Net operating expenses | 0.24[4] | 0.24 | 0.24 | 0.24[4] |
|   Gross operating expenses | 0.58[4] | 0.59 | 0.58 | 0.58[4] |
|   Net investment income | 3.03[4] | 2.20 | 1.08 | 0.80[4] |
| Net assets, end of period ($ x 1,000,000) | 1,911 | 1,783 | 1,459 | 718 |

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

8    *See financial notes.*

## Portfolio Holdings as of June 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 101.1% Municipal Securities | 13,159,639 | 13,159,639 |
| 101.1% Total Investments | 13,159,639 | 13,159,639 |
| (1.1)% Other Assets and Liabilities | | (139,368) |
| 100.0% Net Assets | | 13,020,271 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  101.1% of net assets** | | |
| **Alabama 1.5%** | | |
| **Alabama Municipal Funding Corp** Municipal Funding Notes Master Series 2006A 3.99%, 07/06/06 *(a)(b)* | 19,410 | 19,410 |
| **Bessemer Medical Clinic Board** RB Series 1990A 4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,865 | 10,865 |
| **Birmingham Public Educational Building Auth** Student Housing RB Series 2005A 3.98%, 07/06/06 *(a)(b)* | 6,415 | 6,415 |
| **Birmingham Special Care Facilities Financing Auth** Health Care Facility RB (Eastern Health System) Series 2003A 3.98%, 07/06/06 *(a)(b)* | 35,650 | 35,650 |
| **Birmingham Water and Sewer Board** RB Series 2006A 4.01%, 07/06/06 *(a)(b)(c)(d)* | 29,235 | 29,235 |
| **Daphne Utilities Board** Water, Gas and Sewer Refunding RB Series 2000 3.99%, 07/06/06 *(a)(b)(c)* | 7,135 | 7,135 |
| **Decatur IDB** Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 4.05%, 07/05/06 *(a)* | 17,000 | 17,000 |
| **Dothan IDB** IDRB (Baxley Blowpipe) Series 1997 4.82%, 07/06/06 *(a)(b)* | 100 | 100 |
| **Hoover Board of Education** Capital Outlay TAN Series 2001 4.01%, 07/06/06 *(a)(b)(c)(d)* | 14,810 | 14,810 |
| **Indian Springs Village** RB (Joseph Bruno Montessori Academy) Series 1999 4.10%, 07/05/06 *(a)(b)* | 1,120 | 1,120 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Montgomery Downtown Redevelopment Auth** | | |
| Bonds (Southern Poverty Law Center) Series 2000<br>4.13%, 07/06/06 *(a)* | 15,000 | 15,000 |
| **Montgomery IDB** | | |
| Pollution Control and Solid Waste Disposal Refunding RB (General Electric Co) Series 2005<br>3.93%, 07/03/06 *(a)* | 9,500 | 9,500 |
| **Scottsboro** | | |
| School Warrants Series 1997<br>3.98%, 07/06/06 *(a)(b)* | 3,430 | 3,430 |
| **Stevenson IDB** | | |
| Environmental Improvement RB (Mead Corp) Series 1997<br>4.04%, 07/05/06 *(a)(b)* | 17,300 | 17,300 |
| **Tuscaloosa Cnty** | | |
| IDRB (Knight Specialties) Series 1998<br>4.10%, 07/05/06 *(a)(b)* | 830 | 830 |
| | | **187,800** |
| **Alaska 0.4%** | | |
| **Alaska Housing Finance Corp** | | |
| General Housing Purpose Bonds Series 2005B<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,015 | 5,015 |
| General Mortgage RB Series 2002A<br>4.01%, 07/06/06 *(a)(c)(d)* | 5,995 | 5,995 |
| Mortgage RB Series 1999A2<br>4.04%, 07/06/06 *(a)(c)(d)* | 4,975 | 4,975 |
| **Valdez** | | |
| Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993A<br>3.88%, 07/03/06 *(a)* | 13,700 | 13,700 |
| Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993B<br>3.88%, 07/03/06 *(a)* | 11,800 | 11,800 |
| Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993C<br>3.88%, 07/03/06 *(a)* | 6,000 | 6,000 |
| | | **47,485** |
| **Arizona 1.0%** | | |
| **Arizona School Facilities Board** | | |
| COP Series 2005A 2&3<br>4.01%, 07/06/06 *(a)(b)(c)* | 9,890 | 9,890 |
| State School Trust RB Series 2004A<br>3.97%, 07/06/06 *(a)(b)(c)* | 25,080 | 25,080 |
| **Deer Valley Unified SD No.97** | | |
| School Improvement Bonds (Project of 2004) Series 2005A<br>4.00%, 07/01/06 *(b)* | 10,000 | 10,001 |
| **Downtown Phoenix Hotel Corp** | | |
| Subordinate RB Series 2005B<br>4.01%, 07/05/06 *(a)(b)(c)(d)* | 21,360 | 21,360 |
| **Maricopa Cnty IDA** | | |
| M/F Mortgage Refunding RB (San Fernando Apts) Series 2004<br>4.02%, 07/06/06 *(a)(b)* | 7,750 | 7,750 |
| **Phoenix Civic Improvement Corp** | | |
| Subordinated Excise Tax RB (Airport Improvements) Series 1995<br>4.01%, 07/05/06 *(a)(b)* | 1,000 | 1,000 |
| Subordinated Excise Tax RB (Civic Expansion) Series 2005A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,675 | 4,675 |
| Subordinated Excise Tax RB Series 2005A<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,980 | 5,980 |
| **Phoenix IDA** | | |
| Government Office Lease Refunding RB (Capitol Mall LLC) Series 2005<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,155 | 4,155 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| S/F Mortgage Draw-Down RB Series 2005A | | |
| 4.05%, 07/06/06 *(a)(c)(d)* | 10,160 | 10,160 |
| **Salt River Pima-Maricopa Indian Community** | | |
| Bonds Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)* | 4,900 | 4,900 |
| **Tempe** | | |
| Transit Excise Tax Revenue Obligations Series 2006 | | |
| 3.99%, 07/05/06 *(a)(c)* | 15,000 | 15,000 |
| **Yavapai Cnty IDA** | | |
| Hospital RB (Yavapai Regional Medical Center) Series 1997B | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 13,950 | 13,950 |
| | | **133,901** |
| **Arkansas 0.1%** | | |
| **Arkansas Development Finance Auth** | | |
| IDRB (C&C Holding Co) Series 1998 | | |
| 4.10%, 07/06/06 *(a)(b)* | 700 | 700 |
| **Independence Cnty** | | |
| IDRB (Townsends) Series 1996 | | |
| 4.02%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| **University of Arkansas Board of Trustees** | | |
| Various Facilities RB (UAMS Campus) Series 2006 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 7,300 | 7,300 |
| | | **17,000** |
| **California 3.2%** | | |
| **Access Loans For Learning Student Loan Corp** | | |
| Student Loan Program RB Series II-A2 | | |
| 4.02%, 07/06/06 *(a)(b)* | 20,000 | 20,000 |
| Student Loan Program RB Series II-A3 | | |
| 4.03%, 07/06/06 *(a)(b)* | 23,700 | 23,700 |
| Student Loan Program RB Sr Series II-A8 | | |
| 3.78%, 06/01/07 *(a)(b)* | 33,300 | 33,300 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **California** | | |
| Economic Recovery Bonds Series 2004C3 | | |
| 3.90%, 07/03/06 *(a)(c)* | 18,000 | 18,000 |
| Economic Recovery Bonds Series 2004C4 | | |
| 3.93%, 07/03/06 *(a)(c)* | 16,300 | 16,300 |
| Economic Recovery Bonds Series 2004C9 | | |
| 3.91%, 07/03/06 *(a)(b)* | 2,000 | 2,000 |
| Various Purpose GO Bonds | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 110 | 110 |
| **California Dept of Water Resources** | | |
| Power Supply RB Series 2002B1 | | |
| 3.93%, 07/03/06 *(a)(b)* | 42,515 | 42,515 |
| Power Supply RB Series 2002B2 | | |
| 4.00%, 07/03/06 *(a)(b)* | 59,615 | 59,615 |
| Power Supply RB Series 2005F5 | | |
| 4.00%, 07/03/06 *(a)(b)* | 23,000 | 23,000 |
| Power Supply RB Series 2002C17 | | |
| 3.95%, 07/06/06 *(a)(b)* | 1,000 | 1,000 |
| **California Health Facilities Finance Auth** | | |
| Hospital RB (Adventist Health System/West) Series 1998A | | |
| 3.93%, 07/03/06 *(a)(b)(c)* | 3,000 | 3,000 |
| Hospital RB (Adventist Health Systems/West) Series 1998B | | |
| 3.93%, 07/03/06 *(a)(b)(c)(e)* | 2,000 | 2,000 |
| RB (Kaiser Permanente) Series 2006C | | |
| 3.95%, 07/05/06 *(a)* | 12,000 | 12,000 |
| **California HFA** | | |
| Home Mortgage RB Series 2002J | | |
| 4.04%, 07/03/06 *(a)(b)(c)* | 38,715 | 38,715 |
| M/F Housing RB III Series 2002E | | |
| 4.00%, 07/05/06 *(a)(c)* | 2,465 | 2,465 |

*See financial notes.* 11

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Irvine** | | |
| Assessment District No.03-19 Limited Obligation Improvement Series A | | |
| 3.91%, 07/03/06 *(a)(b)* | 3,000 | 3,000 |
| **Los Angeles** | | |
| 2006 TRAN | | |
| 3.73%, 06/29/07 | 73,000 | 73,523 |
| **Menlo Park Community Development Agency** | | |
| Tax Allocation Refunding Bonds (Las Pulgas Community Development) Series 2006 | | |
| 3.99%, 07/03/06 *(a)(b)(c)* | 13,400 | 13,400 |
| **Pittsburg Redevelopment Agency** | | |
| Subordinate Tax Allocation Bonds (Los Medanos Community Development) Series 2004A | | |
| 3.99%, 07/03/06 *(a)(b)(c)* | 13,150 | 13,150 |
| **San Gabriel Valley Council of Governments** | | |
| Alameda Corridor-East Construction Project Grant Anticipation Notes | | |
| 3.54%, 10/05/06 *(b)* | 15,600 | 15,600 |
| **San Mateo Cnty Transit District** | | |
| Limited Tax Refunding Bonds Series 2005B | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| | | **419,393** |

### Colorado 2.5%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Adams Cnty** | | |
| Mortgage RB (Platte Valley Medical Center) Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 14,250 | 14,250 |
| **Arapahoe Cnty** | | |
| Refunding IDRB (Denver Jetcenter) Series 1997 | | |
| 3.65%, 07/03/06 *(a)(b)* | 3,500 | 3,500 |
| **Arvada** | | |
| Water Enterprise RB Series 2001 | | |
| 3.55%, 07/03/06 *(a)(b)(c)* | 3,900 | 3,900 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Broomfield Urban Renewal Auth** | | |
| Tax Increment RB (Broomfield Event Center) Series 2005 | | |
| 3.99%, 07/06/06 *(a)(b)* | 13,785 | 13,785 |
| **Centerra Metropolitan District No.1** | | |
| RB Series 2004 | | |
| 4.00%, 07/06/06 *(a)(b)* | 10,000 | 10,000 |
| **Colorado** | | |
| General Fund TRAN Series 2006A | | |
| 3.78%, 06/27/07 | 125,000 | 125,855 |
| **Colorado HFA** | | |
| Economic Development RB (Pemracs) Series 2000A | | |
| 4.11%, 07/06/06 *(a)(b)* | 2,825 | 2,825 |
| **Colorado Student Loan Auth** | | |
| Sr Bonds Series 1990A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 14,400 | 14,400 |
| Sr Lien RB Series 1999A2 | | |
| 4.01%, 07/05/06 *(a)(b)(c)* | 3,400 | 3,400 |
| **Denver City and Cnty** | | |
| Airport System Refunding RB Series 2000B | | |
| 4.03%, 07/05/06 *(a)(b)(c)* | 14,900 | 14,900 |
| Airport System RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 37,610 | 37,610 |
| GO Bonds (Justice System Facilities and Zoo) Series 2005 | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 9,335 | 9,335 |
| **Jefferson Cnty SD** | | |
| GO Bonds (SD No.R-1) Series 2004 | | |
| 3.45%, 07/06/06 *(a)(b)(c)(d)* | 4,975 | 4,975 |
| **Lowry Economic Development Auth** | | |
| IDRB Series 2002B | | |
| 3.97%, 07/05/06 *(a)(b)* | 14,140 | 14,140 |
| Refunding RB Series 2002A | | |
| 3.97%, 07/05/06 *(a)(b)* | 10,870 | 10,870 |

*See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Park Creek Metropolitan District** | | |
| Jr Subordinate Limited Property Tax Supported RB Series 2005 | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 13,250 | 13,250 |
| **Thompson SD R2-J** | | |
| GO Bonds Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 4,200 | 4,200 |
| **University of Colorado Hospital Auth** | | |
| RB Series 2006B | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 16,500 | 16,500 |
| **Westminster Economic Development Auth** | | |
| Tax Increment RB (Westminster Plaza) Series 1997A | | |
| 4.11%, 07/06/06 *(a)(b)* | 6,145 | 6,145 |
| | | **323,840** |
| **Connecticut 0.2%** | | |
| **Connecticut** | | |
| GO Refunding Bonds Series 2005B | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 27,465 | 27,465 |
| **Connecticut HFA** | | |
| Housing Draw Down Bonds Series 2004B | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 185 | 185 |
| S/F Mortgage Draw Down RB Series 2004B | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 3,050 | 3,050 |
| | | **30,700** |
| **Delaware 0.3%** | | |
| **New Castle Cnty** | | |
| Airport Facility RB (Flightsafety International) Series 2002 | | |
| 4.01%, 07/06/06 *(a)(b)* | 16,600 | 16,600 |
| M/F Rental Housing RB (Fairfield English Village) Series 2005 | | |
| 4.02%, 07/06/06 *(a)(b)* | 8,500 | 8,500 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sussex Cnty** | | |
| IDRB (Perdue-Agrirecycle) Series 2000 | | |
| 4.04%, 07/05/06 *(a)(b)* | 5,300 | 5,300 |
| RB (Baywood) Series 1997A | | |
| 4.19%, 07/05/06 *(a)(b)* | 2,400 | 2,400 |
| **Wilmington** | | |
| GO Bonds Series 2006B | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 8,000 | 8,000 |
| | | **40,800** |
| **District of Columbia 1.1%** | | |
| **District of Columbia** | | |
| COP Series 2006 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 11,390 | 11,390 |
| RB (American Psychological Association) Series 2003 | | |
| 4.05%, 07/06/06 *(a)(b)* | 2,660 | 2,660 |
| RB (St Coletta Special Education Public Charter School) Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)* | 4,150 | 4,150 |
| **District of Columbia Water and Sewer Auth** | | |
| Public Utility RB Series 1998 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 7,205 | 7,205 |
| **Metropolitan Washington Airports Auth** | | |
| Refunding RB Series 2002C | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 1,800 | 1,800 |
| Airport System RB Series 2005A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 14,995 | 14,995 |
| Airport System RB Series 2006A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 12,000 | 12,000 |
| RB Series 2001A | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 5,870 | 5,870 |
| Refunding RB Series 2004D | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 2,750 | 2,750 |
| Flexible Term PFC Revenue Notes Series D | | |
| 3.60%, 07/14/06 *(b)* | 30,000 | 30,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Flexible Term PFC Revenue<br>Notes Series B<br>3.60%, 07/26/06 *(b)* | 22,500 | 22,500 |
| Flexible Term PFC Revenue<br>Notes Series C<br>3.58%, 08/10/06 *(b)* | 23,000 | 23,000 |
| | | 138,320 |

### Florida 8.1%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Alachua Cnty Health Facilities Auth**<br>RB (Shands Hospital-University of Florida) Series 1992R<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,715 | 10,715 |
| **Brevard Cnty Health Facilities Auth**<br>RB (Wuesthoff Health Systems) Series 2004<br>3.99%, 07/05/06 *(a)(b)* | 14,200 | 14,200 |
| **Brevard Cnty HFA**<br>M/F Housing Refunding RB (Shore View Apts) Series 1995<br>4.05%, 07/06/06 *(a)(b)* | 1,900 | 1,900 |
| **Broward Cnty Educational Facilities Auth**<br>RB (Nova Southeastern University) Series 2000A<br>3.99%, 07/05/06 *(a)(b)* | 10,115 | 10,115 |
| **Broward Cnty HFA**<br>M/F Housing RB (Landings of Inverrary Apts) Series 1985<br>3.98%, 07/05/06 *(a)(b)* | 7,500 | 7,500 |
| M/F Housing RB (Sanctuary Apts) Series 1985<br>3.98%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| M/F Housing RB (Sawgrass Pines Apts) Series 1993A<br>4.03%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| M/F Housing RB (Southern Pointe) Series 1997<br>3.97%, 07/06/06 *(a)(b)* | 7,750 | 7,750 |
| M/F Housing Refunding RB (Island Club Apts) Series 2001A<br>3.97%, 07/06/06 *(a)(b)* | 3,000 | 3,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Broward Cnty SD**<br>School Board COP Series 2005B<br>4.00%, 07/06/06 *(a)(b)(c)* | 4,460 | 4,460 |
| **Charlotte Cnty**<br>Refunding RB Series 2003B<br>4.00%, 07/06/06 *(a)(b)(c)* | 5,600 | 5,600 |
| **Charlotte Cnty HFA**<br>M/F Housing RB (Murdock Circle Apts) Series 2000<br>4.06%, 07/05/06 *(a)(b)* | 3,200 | 3,200 |
| **Clay Cnty Utility Auth**<br>RB Series 2003A<br>4.00%, 07/06/06 *(a)(b)* | 9,565 | 9,565 |
| **Collier Cnty IDA**<br>Educational Facilities RB (Community School of Naples) Series 2002<br>4.00%, 07/06/06 *(a)(b)* | 4,500 | 4,500 |
| **Dade Cnty IDA**<br>IDRB (Michael-Ann Russell Jewish Community Center) Series 1997<br>3.99%, 07/05/06 *(a)(b)* | 3,785 | 3,785 |
| IDRB (South Florida Stadium Corp) Series 1985C<br>3.94%, 07/05/06 *(a)(b)* | 1,050 | 1,050 |
| **Davie**<br>RB (United Jewish Community of Broward Cnty) Series 2003<br>4.00%, 07/06/06 *(a)(b)* | 10,535 | 10,535 |
| **Escambia HFA**<br>S/F Mortgage RB Series 2001A<br>4.09%, 07/06/06 *(a)(b)(c)(d)* | 90 | 90 |
| **Eustis**<br>RB Installment 1997A<br>3.99%, 07/05/06 *(a)(b)* | 3,260 | 3,260 |
| **Florida**<br>RB (Dept of Environmental Protection-Florida Forever) Series 2003A<br>4.01%, 07/06/06 *(a)(b)(c)* | 6,740 | 6,740 |
| **Florida Board of Education**<br>Lottery RB Series 2002C<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 33,625 | 33,625 |

# Schwab Municipal Money Fund

## Portfolio Holdings (Unaudited) continued

| Issuer / Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Lottery RB Series 2005A** | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 13,215 | 13,215 |
| 3.45%, 08/03/06 (a)(b)(c)(d) | 1,185 | 1,185 |
| **Florida Dept of Environmental Protection** | | |
| Forever RB Series 2005B | | |
| 4.01%, 07/06/06 (a)(b)(c) | 20,320 | 20,320 |
| **Florida Dept of Transportation** | | |
| Turnpike RB Series 2000A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 4,000 | 4,000 |
| **Florida Development Finance Corp** | | |
| IDRB (Sunshine State Christian Homes, Inc) Series 1999A3 | | |
| 4.04%, 07/05/06 (a)(b) | 1,120 | 1,120 |
| IDRB Enterprise Bond Program (Pioneer-Ram) Series 1998A3 | | |
| 4.09%, 07/05/06 (a)(b) | 780 | 780 |
| **Florida HFA** | | |
| Housing RB (Ashley Lake Park II) Series 1989J | | |
| 4.01%, 07/05/06 (a)(b) | 16,000 | 16,000 |
| Housing RB (Caribbean Key Apts) Series 1996F | | |
| 4.01%, 07/05/06 (a)(b) | 300 | 300 |
| M/F Mortgage RB (Clarcona Groves Apts) Series 2005A | | |
| 4.03%, 07/05/06 (a)(b) | 4,250 | 4,250 |
| M/F Mortgage RB (Pinnacle Pointe Apts) Series 2003N | | |
| 4.03%, 07/05/06 (a)(b) | 7,335 | 7,335 |
| M/F Mortgage RB (Wexford Apts) Series 2003P | | |
| 4.03%, 07/05/06 (a)(b) | 8,035 | 8,035 |
| M/F Mortgage Refunding RB (Monterey Lake Apts) Series 2005C | | |
| 3.97%, 07/05/06 (a)(b) | 7,325 | 7,325 |
| M/F Mortgage Refunding RB (Tuscany Pointe Apts) Series 2005D | | |
| 3.98%, 07/06/06 (a)(b) | 12,090 | 12,090 |

| Issuer / Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| M/F Mortgage Refunding RB (Victoria Park Apts) Series 2002J1 | | |
| 3.97%, 07/06/06 (a)(b) | 5,370 | 5,370 |
| **Florida Higher Educational Facilities Financing Auth** | | |
| Educational Facilities RB (Flagler College Inc) Series 2005 | | |
| 3.99%, 07/05/06 (a)(b) | 9,400 | 9,400 |
| RB (Southeastern University, Inc) Series 2005 | | |
| 3.98%, 07/06/06 (a)(b) | 13,000 | 13,000 |
| **Florida Local Government Finance Commission** | | |
| Pooled TECP Series 1994A | | |
| 3.59%, 07/11/06 (b) | 20,455 | 20,455 |
| 3.57%, 08/04/06 (b) | 21,735 | 21,735 |
| 3.57%, 08/07/06 (b) | 20,000 | 20,000 |
| 3.58%, 08/14/06 (b) | 49,189 | 49,189 |
| **Gainesville** | | |
| IDRB (Lifesouth Community Blood Centers) Series 1999 | | |
| 3.99%, 07/05/06 (a)(b) | 5,220 | 5,220 |
| RB Series 2005A | | |
| 4.00%, 07/06/06 (a)(b)(c) | 5,000 | 5,000 |
| **Greater Orlando Aviation Auth** | | |
| Airport Facilities RB Series 2002E | | |
| 4.05%, 07/05/06 (a)(b)(c) | 88,415 | 88,415 |
| **Gulf Breeze** | | |
| Local Government Loan Program RB Series 1985C | | |
| 3.98%, 07/06/06 (a)(b)(c) | 2,710 | 2,710 |
| Local Government Loan Program RB Series 1985E | | |
| 3.98%, 07/06/06 (a)(b)(c) | 5,465 | 5,465 |
| **Halifax Hospital Medical Center** | | |
| RB (Florida Health Care Plan) Series 1998 | | |
| 3.98%, 07/05/06 (a)(b) | 5,200 | 5,200 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Highlands Cnty Health Facilities Auth** | | |
| Hospital RB Series 2003D & 2006C | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 3,450 | 3,450 |
| **Hillsborough Cnty Aviation Auth** | | |
| Airport Facilities Subordinated TECP Series B | | |
| 3.62%, 07/11/06 *(b)* | 15,300 | 15,300 |
| 3.68%, 08/03/06 *(b)* | 37,200 | 37,200 |
| **Hillsborough Cnty Educational Facilities Auth** | | |
| RB (University of Tampa) Series 2000 | | |
| 4.05%, 07/06/06 *(a)(b)* | 5,300 | 5,300 |
| **Hillsborough Cnty HFA** | | |
| M/F Housing RB (Claymore Crossing Apts) Series 2005 | | |
| 4.02%, 07/05/06 *(a)(b)* | 1,000 | 1,000 |
| **Hillsborough Cnty IDA** | | |
| Educational Facilities RB (Berkeley Preparatory School, Inc) Series 1999 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,415 | 4,415 |
| IDRB (University Community Hospital) Series 1994 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 11,470 | 11,470 |
| RB (Independent Day School) Series 2000 | | |
| 4.05%, 07/06/06 *(a)(b)* | 700 | 700 |
| RB (Tampa Metropolitan Area YMCA) Series 2000 | | |
| 4.05%, 07/06/06 *(a)(b)* | 7,600 | 7,600 |
| **Jacksonville Aviation Auth** | | |
| Refunding RB Series 2005 | | |
| 4.03%, 07/05/06 *(a)(b)(c)* | 4,000 | 4,000 |
| **Jacksonville Economic Development Commission** | | |
| Educational Facilities RB (Episcopal High School) Series 2002 | | |
| 4.00%, 07/05/06 *(a)(b)* | 5,400 | 5,400 |
| RB (Bolles School) Series 1999A | | |
| 3.98%, 07/06/06 *(a)(b)* | 1,500 | 1,500 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Refunding RB (YMCA of Florida First Coast) Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)* | 4,700 | 4,700 |
| Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2004A1 | | |
| 4.05%, 07/06/06 *(a)(b)* | 3,970 | 3,970 |
| **Jacksonville Health Facilities Auth** | | |
| Hospital RB Series 2003A | | |
| 4.02%, 07/03/06 *(a)(b)* | 6,000 | 6,000 |
| RB (River Garden/The Coves) Series 1994 | | |
| 4.03%, 07/06/06 *(a)(b)* | 3,110 | 3,110 |
| **Lake Shore Hospital Auth** | | |
| Health Facility RB (Lake Shore Hospital) Series 1991 | | |
| 3.99%, 07/06/06 *(a)(b)* | 2,900 | 2,900 |
| **Manatee Cnty HFA** | | |
| M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A | | |
| 4.06%, 07/05/06 *(a)(b)* | 4,200 | 4,200 |
| M/F Housing RB (La Mirada Gardens) Series 2002A | | |
| 4.06%, 07/06/06 *(a)(b)* | 4,000 | 4,000 |
| **Miami Health Facilities Auth** | | |
| Refunding RB (Miami Jewish Home and Hospital for the Aged, Inc) Series 2005 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,600 | 7,600 |
| **Miami-Dade Cnty** | | |
| Aviation RB (Miami International Airport) Series 2002 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 5,370 | 5,370 |
| Solid Waste System RB Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,905 | 10,905 |
| **Miami-Dade Cnty IDA** | | |
| RB (Belen Jesuit Preparatory School) Series 1999 | | |
| 3.99%, 07/05/06 *(a)(b)* | 6,355 | 6,355 |
| RB (Gulliver Schools) Series 2000 | | |
| 4.05%, 07/06/06 *(a)(b)* | 3,800 | 3,800 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **New College of Florida Development Corp** | | |
| Master Lease Program COP Series 2006 | | |
| 3.99%, 07/05/06 *(a)(b)* | 19,000 | 19,000 |
| **Okeechobee Cnty** | | |
| Exempt Facility RB (Okeechobee Landfill) Series 1999 | | |
| 4.03%, 07/06/06 *(a)(b)* | 15,000 | 15,000 |
| **Orange Cnty HFA** | | |
| M/F Guaranteed Mortgage Refunding RB (Sundown Associates II) Series 1989A | | |
| 4.01%, 07/05/06 *(a)(b)* | 4,600 | 4,600 |
| M/F Housing RB (Alta Westgate Apts) Series 2005C | | |
| 4.02%, 07/05/06 *(a)(b)* | 6,920 | 6,920 |
| M/F Housing RB (Palm Key Apts) Series 1997C | | |
| 3.98%, 07/05/06 *(a)(b)* | 5,000 | 5,000 |
| M/F Housing Refunding RB (Post Fountains At Lee Vista) Series 1997E | | |
| 3.97%, 07/05/06 *(a)(b)* | 7,235 | 7,235 |
| **Orange Cnty IDA** | | |
| Educational Facilities RB (UCF Hospitality School Student Housing Foundation) Series 2004 | | |
| 3.99%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| IDRB (Goodwill Industries of Central Florida) Series 1999 | | |
| 3.99%, 07/05/06 *(a)(b)* | 6,000 | 6,000 |
| IDRB (Central Florida YMCA) Series 2002A | | |
| 4.05%, 07/06/06 *(a)(b)* | 3,900 | 3,900 |
| RB (Central Florida YMCA) Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| **Orange Cnty School Board** | | |
| COP Series 2006A | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 2,282 | 2,282 |
| COP Series 2006B | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 3,000 | 3,000 |
| **Orlando and Orange Cnty Expressway Auth** | | |
| RB Series 2005D | | |
| 3.96%, 07/06/06 *(a)(b)(c)* | 14,000 | 14,000 |
| **Orlando Utilities Commission** | | |
| Water and Electric RB Series 2002B | | |
| 3.97%, 07/05/06 *(a)(c)* | 5,100 | 5,100 |
| **Palm Beach Cnty** | | |
| Airport RB (Galaxy Aviation) Series 2000A | | |
| 4.04%, 07/05/06 *(a)(b)* | 7,595 | 7,595 |
| IDBR (South Florida Blood Banks) Series 2002 | | |
| 3.99%, 07/05/06 *(a)(b)* | 8,075 | 8,075 |
| IDRB (Palm Beach Day School) Series 1999 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,000 | 7,000 |
| RB (Norton Gallery and School of Art) Series 1995 | | |
| 4.00%, 07/05/06 *(a)(b)* | 2,500 | 2,500 |
| Criminal Justice Facilities RB Series 1997 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| **Palm Beach Cnty Educational Facilities Auth** | | |
| RB (Lynn University) Series 2001 | | |
| 4.00%, 07/06/06 *(a)(b)* | 9,835 | 9,835 |
| **Palm Beach Cnty Health Facilities Auth** | | |
| Refunding Program RB (Pooled Hospital Loan) Series 1985 | | |
| 3.59%, 07/11/06 *(b)* | 14,000 | 14,000 |
| 3.57%, 07/13/06 *(b)* | 17,600 | 17,600 |
| **Palm Beach Cnty HFA** | | |
| M/F Housing Refunding RB (Emerald Bay Club Apts) Series 2004 | | |
| 4.00%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| **Palm Beach Cnty SD** | | |
| Sales Tax Revenue CP | | |
| 3.65%, 08/07/06 *(b)* | 56,000 | 56,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pinellas Cnty Educational Facilities Auth** | | |
| RB (Shorecrest Preparatory School) Series 2001 | | |
| 3.98%, 07/05/06 *(a)(b)* | 905 | 905 |
| Refunding RB (Canterbury School of Florida) Series 2004 | | |
| 3.98%, 07/05/06 *(a)(b)* | 4,510 | 4,510 |
| **Pinellas Cnty Health Facilities Auth** | | |
| Hospital Facilities Refunding & RB (Bayfront Hospital) Series 2004 | | |
| 4.02%, 07/03/06 *(a)(b)* | 19,300 | 19,300 |
| **Pinellas Cnty HFA** | | |
| M/F Housing RB (Greenwood Apts) Series 2002A | | |
| 4.05%, 07/06/06 *(a)(b)* | 6,460 | 6,460 |
| **Pinellas Cnty Industry Council** | | |
| RB (Operation Par) Series 1999 | | |
| 4.03%, 07/06/06 *(a)(b)* | 4,245 | 4,245 |
| **Santa Rosa Cnty** | | |
| Health Facilities RB (Baptist Hospital) Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)* | 7,185 | 7,185 |
| **Sarasota Cnty** | | |
| RB (Sarasota Family YMCA) Series 1999 | | |
| 3.98%, 07/06/06 *(a)(b)* | 440 | 440 |
| **Sumter Landing Community Development District** | | |
| Recreational RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 2,000 | 2,000 |
| **Sunshine State Governmental Financing Commission** | | |
| CP Revenue Notes (Miami-Dade Cnty) Series G | | |
| 3.42%, 08/08/06 *(b)(c)* | 12,050 | 12,050 |
| TECP Series 1998A | | |
| 3.64%, 07/03/06 *(b)(c)* | 29,292 | 29,292 |
| 3.35%, 08/18/06 *(b)(c)* | 8,000 | 8,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Tallahassee-Leon Cnty Civic Center Auth** | | |
| Capital Improvement RB Series 1998A | | |
| 3.99%, 07/05/06 *(a)(b)* | 9,060 | 9,060 |
| **Tampa** | | |
| Health Care Facilities RB (Lifelink Foundation) Series 1997 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,700 | 4,700 |
| RB (CHF-Tampa LLC Project for the University of Tampa) Series 2005A | | |
| 3.97%, 07/06/06 *(a)(b)* | 9,000 | 9,000 |
| **Tampa Bay Water Auth** | | |
| Utility System RB Series 2002 | | |
| 4.05%, 07/06/06 *(a)(b)* | 6,700 | 6,700 |
| **University of South Florida Research Foundation** | | |
| RB (Interdisciplinary Research Building) Series 2004A | | |
| 4.00%, 07/05/06 *(a)(b)* | 12,855 | 12,855 |
| **Volusia Cnty Educational Facilities Auth** | | |
| RB (Bethune-Cookman College) Series 2001 | | |
| 3.99%, 07/05/06 *(a)(b)* | 10,475 | 10,475 |
| | | **1,050,768** |
| **Georgia 4.4%** | | |
| **Atlanta** | | |
| Airport General Refunding RB Series 2000A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 11,195 | 11,195 |
| Airport General Refunding RB Series 2000C | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 3,385 | 3,385 |
| Airport General Refunding RB Series 2003RF-D | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 3,385 | 3,385 |
| Airport Passenger Facility Charge and Subordinate Lien General RB Series 2004C | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 5,185 | 5,185 |

**Portfolio Holdings** (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Subordinate Lien Tax Allocation Bonds (Atlantic Station) Series 2006<br>4.07%, 07/06/06 *(a)(b)* | 8,000 | 8,000 |
| Water and Wastewater RB Series 2004<br>4.01%, 07/05/06 *(a)(b)(c)(d)* | 4,500 | 4,500 |
| 4.01%, 07/06/06 *(a)(b)(c)* | 4,200 | 4,200 |
| **Atlanta Urban Residential Finance Auth**<br>M/F Housing RB (Delmonte/ Brownlee Court) Series 2001A<br>4.04%, 07/05/06 *(a)(b)* | 4,595 | 4,595 |
| M/F Housing RB (Peaks at West Atlanta Apts) Series 2001<br>4.04%, 07/05/06 *(a)(b)* | 4,800 | 4,800 |
| M/F Sr Housing RB (Big Bethel Village) Series 2001<br>4.04%, 07/05/06 *(a)(b)* | 4,400 | 4,400 |
| M/F Housing RB (Capitol Gateway Apts Phase I) Series 2005<br>4.05%, 07/06/06 *(a)(b)* | 4,125 | 4,125 |
| M/F Housing RB (Lindbergh City Center Apts) Series 2004<br>4.04%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| M/F Housing RB (M St Apts) Series 2003<br>4.03%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| **Augusta Housing Auth**<br>M/F Housing RB (G-Hope) Series 2001<br>4.04%, 07/05/06 *(a)(b)* | 3,620 | 3,620 |
| **Cherokee Cnty**<br>IDRB (Universal Alloy Corp) Series 1996<br>4.03%, 07/06/06 *(a)(b)* | 1,500 | 1,500 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Clayton Cnty Development Auth**<br>IDRB (Wilson Holdings) Series 1998<br>4.09%, 07/05/06 *(a)(b)* | 300 | 300 |
| **Clayton Cnty Housing Auth**<br>M/F Housing RB (Hyde Park Club Apts) Series 1997<br>4.02%, 07/05/06 *(a)(b)* | 11,795 | 11,795 |
| **Cobb Cnty**<br>GO TAN Series 2006<br>3.58%, 12/29/06 | 37,580 | 37,747 |
| **Cobb Cnty Housing Auth**<br>M/F Housing RB (Walton Green Apts) Series 1995<br>4.03%, 07/06/06 *(a)(b)* | 13,500 | 13,500 |
| M/F Housing RB (Woodchase Village Apts) Series 2003<br>4.05%, 07/06/06 *(a)(b)* | 4,000 | 4,000 |
| M/F Housing Refunding RB (Walton Park Apts) Series 2000<br>4.03%, 07/06/06 *(a)(b)* | 21,100 | 21,100 |
| **Columbus Development Auth**<br>RB (Foundation Properties) Series 2002<br>4.03%, 07/06/06 *(a)(b)* | 11,130 | 11,130 |
| **Columbus Housing Auth**<br>M/F Housing RB (Eagles Trace Apts) Series 2002<br>4.04%, 07/05/06 *(a)(b)* | 6,100 | 6,100 |
| **Dalton Development Auth**<br>Revenue Certificates (Hamilton Health Care System) Series 2003B<br>4.00%, 07/06/06 *(a)(b)* | 5,245 | 5,245 |
| **DeKalb Cnty**<br>Water and Sewerage RB Series 2006A<br>4.00%, 07/06/06 *(a)(b)(c)* | 10,000 | 10,000 |
| **DeKalb Cnty Development Auth**<br>RB (Arbor Montessori School) Series 1998<br>3.99%, 07/05/06 *(a)(b)* | 1,100 | 1,100 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **DeKalb Cnty Housing Auth** | | |
| M/F Housing RB (Eagles Trace Apts) Series 1996 | | |
| 4.01%, 07/05/06 *(a)(b)* | 8,550 | 8,550 |
| M/F Housing RB (Mountain Crest Apts) Series 2002 | | |
| 4.04%, 07/05/06 *(a)(b)* | 7,725 | 7,725 |
| M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 | | |
| 4.04%, 07/05/06 *(a)(b)* | 3,415 | 3,415 |
| M/F Housing RB (Wesley Club Apts) Series 2002 | | |
| 4.04%, 07/05/06 *(a)(b)* | 5,810 | 5,810 |
| M/F Housing RB (Brittany Apts) Series 2001 | | |
| 4.02%, 07/06/06 *(a)(b)* | 7,200 | 7,200 |
| **DeKalb Cnty Public Safety and Judicial Facilities Auth** | | |
| RB Series 2004A | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 11,690 | 11,690 |
| **Effingham Cnty IDA** | | |
| RB (TEMCOR) Series 2001 | | |
| 4.04%, 07/05/06 *(a)(b)* | 3,005 | 3,005 |
| **Fulton Cnty** | | |
| Water and Sewerage RB Series 2004 | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 3,495 | 3,495 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,000 | 10,000 |
| **Fulton Cnty Development Auth** | | |
| RB (Atlanta International School) Series 1997 | | |
| 3.99%, 07/05/06 *(a)(b)* | 2,400 | 2,400 |
| RB (Children's Healthcare of Atlanta) Series 2005A | | |
| 4.01%, 07/06/06 *(a)(c)* | 46,395 | 46,395 |
| RB (Trinity School) Series 2001 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,000 | 7,000 |
| **Fulton-DeKalb Hospital Auth** | | |
| Refunding Revenue Certificates Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,995 | 9,995 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Georgia** | | |
| GO Bonds Series 2002B | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 1,100 | 1,100 |
| **Gwinnett Cnty SD** | | |
| TAN Series 2006 | | |
| 3.59%, 12/29/06 | 50,000 | 50,219 |
| **Hapeville Development Auth** | | |
| IDRB (Hapeville Hotel) Series 1985 | | |
| 3.93%, 07/03/06 *(a)(b)* | 6,600 | 6,600 |
| **Houston Cnty Development Auth** | | |
| IDRB (Douglas Asphalt Co) Series 2000 | | |
| 4.04%, 07/05/06 *(a)(b)* | 950 | 950 |
| **Jefferson Cnty Development Auth** | | |
| IDRB (Grove River Mills) Series 1997 | | |
| 4.08%, 07/06/06 *(a)(b)* | 1,200 | 1,200 |
| **Laurens Cnty Development Auth** | | |
| Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1993 | | |
| 4.04%, 07/06/06 *(a)(b)* | 25,000 | 25,000 |
| Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1997 | | |
| 4.04%, 07/06/06 *(a)(b)* | 26,000 | 26,000 |
| **Lawrenceville Housing Auth** | | |
| M/F Housing RB (Chatham Club Apts) Series 2002 | | |
| 4.05%, 07/06/06 *(a)(b)(d)* | 7,700 | 7,700 |
| **Lowndes Cnty Development Auth** | | |
| M/F Housing RB (FMPH Valdosta) Series 1999 | | |
| 4.04%, 07/05/06 *(a)(b)* | 4,625 | 4,625 |
| **Macon-Bibb Cnty Hospital Auth** | | |
| Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Marietta Housing Auth** | | |
| M/F Housing RB (Walton Village Apts) Series 2005 | | |
| 4.03%, 07/06/06 (a)(b) | 14,300 | 14,300 |
| **Metropolitan Atlanta Rapid Transit Auth** | | |
| Sales Tax Revenue CP BAN (Third Indenture) Series 2004A | | |
| 3.63%, 07/13/06 (b) | 26,500 | 26,500 |
| 3.60%, 08/07/06 (b) | 12,500 | 12,500 |
| **Miller Cnty Development Auth** | | |
| IDRB (Birdsong Corp) Series 2000 | | |
| 4.04%, 07/05/06 (a)(b) | 2,300 | 2,300 |
| **Pooler Development Auth** | | |
| M/F Housing RB (Alta Towne Lake Apts) Series 2005 | | |
| 4.05%, 07/06/06 (a)(b) | 19,500 | 19,500 |
| **Savannah Economic Development Auth** | | |
| Exempt Facility RB (Home Depot) Series 1995B | | |
| 4.02%, 07/05/06 (a)(b) | 5,000 | 5,000 |
| Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 | | |
| 4.05%, 07/06/06 (a)(b) | 11,000 | 11,000 |
| First Mortgage RB (Marshes of Skidaway Island) Series 2003C | | |
| 4.02%, 07/06/06 (a)(b) | 2,675 | 2,675 |
| **Savannah Housing Auth** | | |
| M/F Housing RB (Indigo Pointe Apts) Series 2001A1 | | |
| 4.04%, 07/05/06 (a)(b) | 3,500 | 3,500 |
| M/F Housing RB (Live Oak Plantation Apts) Series 2001A1 | | |
| 4.04%, 07/05/06 (a)(b) | 2,500 | 2,500 |
| **Summerville Development Auth** | | |
| Exempt Facility RB (Image Industries) Series 1997 | | |
| 4.07%, 07/06/06 (a)(b) | 11,000 | 11,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Thomasville Hospital Auth** | | |
| Revenue Anticipation Certificates (John D. Archbold Memorial Hospital) Series 2003 | | |
| 3.99%, 07/05/06 (a)(b) | 5,800 | 5,800 |
| **Walton Cnty Development Auth** | | |
| RB (Tucker Door and Trim Corp) Series 2000 | | |
| 4.14%, 07/05/06 (a)(b) | 2,500 | 2,500 |
| **Webster Cnty IDA** | | |
| IDRB (Tolleson Lumber Co) Series 1999 | | |
| 4.03%, 07/06/06 (a)(b) | 4,000 | 4,000 |
| **Winder-Barrow Industrial Building Auth** | | |
| IDRB (Progress Container Corp) Series 2000 | | |
| 4.04%, 07/05/06 (a)(b) | 2,200 | 2,200 |
| **Worth Cnty** | | |
| Refunding IDRB (Seabrook Peanut Co) Series 1996B | | |
| 4.04%, 07/05/06 (a)(b) | 1,300 | 1,300 |
| | | **577,556** |
| **Hawaii 0.5%** | | |
| **Hawaii** | | |
| GO Bonds Series 2002CZ | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 5,900 | 5,900 |
| Special Purpose Refunding RB (Hawaiian Electric Co) Series 2000 | | |
| 4.04%, 07/06/06 (a)(b)(c)(d) | 9,095 | 9,095 |
| **Hawaii Housing Finance and Development Corp** | | |
| S/F Mortgage Purchase RB | | |
| 4.12%, 07/06/06 (a)(c)(d) | 1,670 | 1,670 |
| **Honolulu City and Cnty** | | |
| GO Bonds Series 2003A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 14,995 | 14,995 |
| GO CP Series H | | |
| 3.37%, 08/08/06 (b) | 38,000 | 38,000 |
| | | **69,660** |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Idaho 0.4%** | | |
| **Idaho** | | |
| TAN Series 2006 | | |
| 3.70%, 06/29/07 | 28,000 | 28,213 |
| **Idaho Housing and Finance Assoc** | | |
| S/F Mortgage Bonds Series 2005F | | |
| 4.03%, 07/05/06 (a)(c) | 17,900 | 17,900 |
| **Idaho State University Foundation** | | |
| RB (LE and Thelma E. Stephens Performing Arts Center) Series 2001 | | |
| 3.97%, 07/06/06 (a)(b) | 3,660 | 3,660 |
| | | **49,773** |
| **Illinois 7.1%** | | |
| **Carol Stream** | | |
| M/F Housing Refunding RB (St Charles Square) Series 1997 | | |
| 4.09%, 07/05/06 (a)(b) | 4,415 | 4,415 |
| **Chicago** | | |
| General Airport Third Lien RB (Chicago O'Hare International Airport) Series 2005A | | |
| 4.01%, 07/06/06 (a)(b)(c) | 22,192 | 22,192 |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 10,900 | 10,900 |
| General Airport Third Lien RB (O'Hare International Airport) Series 2005A | | |
| 4.01%, 07/06/06 (a)(b)(c) | 20,580 | 20,580 |
| General Airport Third Lien Refunding RB (Chicago O'Hare International Airport) Series 2005B | | |
| 3.79%, 07/06/06 (a)(b)(c)(d) | 6,325 | 6,325 |
| 4.01%, 07/06/06 (a)(b)(c) | 11,450 | 11,450 |
| GO Bonds (Project and Refunding) Series 2006A | | |
| 4.01%, 07/06/06 (a)(b)(c) | 6,595 | 6,595 |
| GO Bonds Series 2003C | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 2,694 | 2,694 |
| GO Project and Refunding | | |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Bonds Series 2005B | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 6,850 | 6,850 |
| GO Project and Refunding Bonds Series 2006A | | |
| 4.01%, 07/06/06 (a)(b)(c) | 39,270 | 39,270 |
| M/F Housing RB (Central Station Senior Housing) Series 2004 | | |
| 4.03%, 07/06/06 (a)(b) | 9,500 | 9,500 |
| Midway Airport RB Series 1998C | | |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 24,480 | 24,480 |
| Sales Tax Refunding RB Series 2005 | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 9,705 | 9,705 |
| Second Lien Wastewater Transmission Refunding RB Series 2001 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 20,535 | 20,535 |
| Sr Lien Water RB Series 2000 | | |
| 4.02%, 07/06/06 (a)(c)(d) | 12,975 | 12,975 |
| Water System CP Series 2004A | | |
| 3.63%, 07/26/06 (b) | 15,000 | 15,000 |
| **Chicago Board of Education** | | |
| Unlimited Tax GO Bonds Series 1997 | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 7,120 | 7,120 |
| **Chicago Housing Auth** | | |
| Capital Program Refunding RB Series 2006 | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 35,000 | 35,000 |
| 3.67%, 07/01/07 (b) | 22,180 | 22,467 |
| **Chicago O'Hare International Airport** | | |
| General Airport Third Lien Refunding RB Series 2003A2 | | |
| 4.05%, 07/06/06 (a)(b)(c)(d) | 5,295 | 5,295 |
| General Airport Third Lien Refunding RB Series 2003B2 | | |
| 4.04%, 07/06/06 (a)(b)(c)(d) | 10,800 | 10,800 |
| Second Lien Passenger Facility Charge RB Series 2001A | | |
| 4.06%, 07/05/06 (a)(b)(c)(d) | 11,070 | 11,070 |
| Second Lien Passenger Facility Charge RB Series 2001A | | |
| 4.05%, 07/06/06 (a)(b)(c)(d) | 6,315 | 6,315 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Special Facilities RB (O'Hare Tech Center II) Series 2002 | | |
| 4.05%, 07/06/06 *(a)(b)* | 15,500 | 15,500 |
| **Cook Cnty** | | |
| RB (Catholic Theological Union) Series 2005 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| GO Capital Improvement Bonds Series 2004B | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 6,900 | 6,900 |
| **East Dundee, Kane and Cook Cnties** | | |
| IDRB (Otto Engineering) Series 1998 | | |
| 4.08%, 07/06/06 *(a)(b)* | 1,595 | 1,595 |
| **Hampshire** | | |
| IDRB (Poli-Film America) Series 1998A | | |
| 4.07%, 07/06/06 *(a)(b)* | 2,300 | 2,300 |
| **Illinois** | | |
| GO Bonds Series 2003B | | |
| 4.01%, 07/05/06 *(a)(c)* | 10,000 | 10,000 |
| Civic Center Bonds Series 1991 | | |
| 4.07%, 07/06/06 *(a)(b)(c)(d)* | 2,940 | 2,940 |
| GO Bonds (Illinois First) Series 2000 | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 33,575 | 33,575 |
| GO Bonds (Illinois First) Series 2002 | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 26,500 | 26,500 |
| GO Bonds Series 2004A | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 6,675 | 6,675 |
| GO Bonds Series 2006 | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 1,745 | 1,745 |
| 4.01%, 07/06/06 *(a)(c)* | 2,400 | 2,400 |
| GO Refunding Bonds Series 2006 | | |
| 3.73%, 01/01/07 | 18,330 | 18,403 |
| **Illinois Development Finance Auth** | | |
| IDRB (Arc-Tronics) Series 1999 | | |
| 4.02%, 07/05/06 *(a)(b)* | 1,585 | 1,585 |
| IDRB (Camcraft Inc) Series 1993 | | |
| 4.19%, 07/05/06 *(a)(b)* | 1,600 | 1,600 |
| Qualified Residential Rental Bonds (River Oaks) Series 1989 | | |
| 4.03%, 07/05/06 *(a)(b)* | 32,000 | 32,000 |
| RB (Francis W. Parker School) Series 1999 | | |
| 3.95%, 07/05/06 *(a)(b)* | 2,355 | 2,355 |
| RB (Aurora Central Catholic High School) Series 1994 | | |
| 4.24%, 07/05/06 *(a)(b)* | 1,000 | 1,000 |
| RB (Carmel High School) Series 2003 | | |
| 3.99%, 07/05/06 *(a)(b)* | 6,200 | 6,200 |
| RB (Catholic Charities Housing Development Corp) Series 1993A | | |
| 4.14%, 07/05/06 *(a)(b)* | 9,160 | 9,160 |
| RB (Catholic Charities Housing Development Corp) Series 1993B | | |
| 4.14%, 07/05/06 *(a)(b)* | 910 | 910 |
| RB (Chicago Academy of Sciences) Series 1997 | | |
| 3.99%, 07/05/06 *(a)(b)* | 2,315 | 2,315 |
| RB (Chicago Academy of Sciences) Series 1998 | | |
| 3.99%, 07/05/06 *(a)(b)* | 5,700 | 5,700 |
| RB (Lake Forest Academy) Series 1994 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| RB (Lake Forest Country Day School) Series 2005 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,250 | 7,250 |
| RB (Presbyterian Homes Two Arbor Lane) Series 2001 | | |
| 3.99%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| RB (Richard H. Driehaus Museum) Series 2005 | | |
| 3.99%, 07/05/06 *(a)(b)* | 3,800 | 3,800 |

## Schwab Municipal Money Fund

**Portfolio Holdings** (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| RB (Slovak American Charitable Assoc) Series 2000 3.99%, 07/05/06 (a)(b) | 7,540 | 7,540 |
| RB (St Ignatius College Prep) Series 2002 3.99%, 07/05/06 (a)(b)(d) | 2,800 | 2,800 |
| RB (Wheaton Academy) Series 1998 3.99%, 07/05/06 (a)(b) | 9,000 | 9,000 |
| Economic Development RB (Korex Corp) Series 1990 4.08%, 07/06/06 (a)(b) | 4,000 | 4,000 |
| Gas Supply Refunding RB (People's Gas) Series 2003E 4.05%, 07/06/06 (a)(b)(c)(d) | 14,995 | 14,995 |
| IDRB (Radiological Society of North America) Series 1997 4.05%, 07/06/06 (a)(b) | 2,930 | 2,930 |
| RB (Perspectives Charter School) Series 2003 3.99%, 07/06/06 (a)(b) | 5,400 | 5,400 |
| Water Facilities Refunding RB (Illinois-American Water Co) Series 2002 4.08%, 07/06/06 (a)(b)(c) | 5,000 | 5,000 |
| RB (American College of Surgeons) Series 1996 3.98%, 07/07/06 (a)(b) | 13,100 | 13,100 |
| **Illinois Education Facility Auth** RB (Shedd Aquarium) Series 1997 4.01%, 07/05/06 (a)(b)(c)(d) | 2,000 | 2,000 |
| RB (Northwestern University) Series 2003 4.01%, 07/06/06 (a)(c)(d) | 7,010 | 7,010 |
| **Illinois Health Facilities Auth** RB (Bensenville Home Society) Series 1989A 3.99%, 07/05/06 (a)(b) | 1,300 | 1,300 |
| RB (Ingalls Health System) Series 1994 4.00%, 07/06/06 (a)(b)(c)(d) | 29,180 | 29,180 |
| RB (Villa St Benedict) Series 2003B 4.05%, 07/06/06 (a)(b) | 1,630 | 1,630 |
| **Illinois Housing Development Auth** M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A 4.02%, 07/05/06 (a)(b) | 4,500 | 4,500 |
| **Illinois Toll Highway Auth** Sr Priority RB Series 2005A 4.01%, 07/06/06 (a)(b)(c)(d) | 17,610 | 17,610 |
| Sr Priority RB Series 2006A2 4.00%, 07/06/06 (a)(b)(c)(d) | 10,420 | 10,420 |
| Toll Highway Sr Priority RB Series 2006A1 4.01%, 07/06/06 (a)(b)(c)(d) | 10,425 | 10,425 |
| Toll Highway Sr Priority RB Series 2006A2 4.01%, 07/06/06 (a)(b)(c)(d) | 34,445 | 34,445 |
| **Lombard** Refunding IDRB (B&H Partnership) Series 1995 4.37%, 07/06/06 (a)(b) | 1,850 | 1,850 |
| **Metropolitan Pier and Exposition Auth** Refunding Bonds (McCormick Place Expansion) Series 2002B 4.01%, 07/05/06 (a)(b)(c)(d) | 18,490 | 18,490 |
| Bonds (McCormick Place Expansion Project) Series 1998B 4.00%, 07/06/06 (a)(b)(c)(d) | 16,000 | 16,000 |
| Bonds (McCormick Place Expansion) Series 2002A 4.04%, 07/06/06 (a)(b)(c)(d) | 6,295 | 6,295 |
| Refunding Bonds (McCormick Place Expansion) Series 1999AC 4.02%, 07/06/06 (a)(b)(c)(d) | 9,790 | 9,790 |

24    *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Metropolitan Water Reclamation District of Greater Chicago** | | |
| Unlimited Tax GO Refunding Bonds Series 2006 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 10,000 | 10,000 |
| **Montgomery Special Service Area No.10** | | |
| Special Tax Bonds (Blackberry Crossing West) Series 2004 | | |
| 3.99%, 07/05/06 (a)(b) | 12,152 | 12,152 |
| **Palatine** | | |
| Special Facility Limited Obligation RB (Little City for Community Development) Series 1998 | | |
| 3.99%, 07/05/06 (a)(b) | 5,000 | 5,000 |
| **Regional Transporation Auth Cook, DuPage, Kane, Lake, McHenry & Will Cnties** | | |
| GO Bonds Series 2005A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 29,165 | 29,165 |
| **Regional Transportation Auth** | | |
| GO Refunding Bonds Series 1999 | | |
| 2.98%, 07/06/06 (a)(b)(c)(d) | 9,730 | 9,730 |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 12,055 | 12,055 |
| **Rockford** | | |
| IDRB (Ring Can Corp) Series 1998 | | |
| 4.04%, 07/05/06 (a)(b) | 740 | 740 |
| IDRB (Rockford Industrial Welding Supply) Series 1996 | | |
| 4.08%, 07/06/06 (a)(b) | 2,000 | 2,000 |
| **Southwestern Illinois Development Auth** | | |
| Refunding IDRB (Holten Meat) Series 2004 | | |
| 4.07%, 07/06/06 (a)(b) | 6,860 | 6,860 |
| **University of Illinois** | | |
| Auxiliary Facilities RB Series 1999A | | |
| 4.01%, 07/05/06 (a)(b)(c)(d) | 3,500 | 3,500 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Wheeling** | | |
| M/F Housing Refunding RB (Woodland Creek Apts II) Series 2002 | | |
| 4.02%, 07/06/06 (a)(b) | 17,655 | 17,655 |
| **Will-Kankakee Regional Development Auth** | | |
| IDRB (Toltec Steel Services) Series 2002 | | |
| 4.08%, 07/06/06 (a)(b) | 6,510 | 6,510 |
| **Winnebago Cnty** | | |
| GO Alternate Bonds (Public Safety Sales Tax) Series 2005A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 8,665 | 8,665 |
| **Woodridge** | | |
| M/F Housing Refunding RB (Hinsdale Lake Terrace Apts) Series 1990 | | |
| 4.02%, 07/07/06 (a)(b)(c) | 20,760 | 20,760 |
| **Yorkville** | | |
| IDRB (FE Wheaton and Co) Series 1996 | | |
| 4.25%, 07/06/06 (a)(b) | 950 | 950 |
| | | **922,393** |

### Indiana 1.3%

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Brownburg 1999 School Bldg Corp** | | |
| First Mortgage Refunding Bonds Series 2005B | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 11,600 | 11,600 |
| **Elkhart Cnty** | | |
| Economic Development RB (West Plains Apts) Series 1998A | | |
| 4.04%, 07/05/06 (a)(b) | 1,750 | 1,750 |
| **Indiana Development Finance Auth** | | |
| IDRB (Big Sky Park) Series 1999 | | |
| 4.05%, 07/06/06 (a)(b) | 4,400 | 4,400 |
| IDRB (Cives Corp) Series 1998 | | |
| 4.03%, 07/06/06 (a)(b) | 7,150 | 7,150 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Indiana Educational Facilities Auth** | | |
| RB (St Joseph's College) Series 2004<br>3.98%, 07/06/06 (a)(b) | 11,835 | 11,835 |
| **Indiana Finance Auth** | | |
| Environmental RB (PSI Energy Inc) Series 2005B<br>4.03%, 07/05/06 (a)(b) | 10,500 | 10,500 |
| **Indiana Health Facility Financing Auth** | | |
| Insured RB Series 1985A<br>3.97%, 07/05/06 (a)(b)(c) | 3,280 | 3,280 |
| Hospital RB (Sisters of St Francis Health Services, Inc) Series 1999A<br>4.00%, 07/06/06 (a)(b)(c)(d) | 7,605 | 7,605 |
| RB (Ascension Health Credit Group) Series 2001A2<br>3.62%, 06/01/07 (a) | 17,275 | 17,273 |
| **Indiana HFA** | | |
| S/F Mortgage RB Series 2002B<br>4.06%, 07/05/06 (a)(c)(d) | 2,600 | 2,600 |
| S/F Mortgage RB Series 1998D2<br>4.12%, 07/06/06 (a)(c)(d) | 9,715 | 9,715 |
| S/F Mortgage RB Series 2000B2<br>4.14%, 07/06/06 (a)(c)(d) | 3,795 | 3,795 |
| S/F Mortgage RB Series 2004B2 & 2005C2<br>4.04%, 07/06/06 (a)(c) | 5,670 | 5,670 |
| **Indianapolis** | | |
| M/F Housing RB (Nora Pines Apts) Series 2001<br>4.02%, 07/06/06 (a)(b) | 9,275 | 9,275 |
| Thermal Energy System RB Series 2001A<br>4.02%, 07/06/06 (a)(b)(c)(d) | 9,900 | 9,900 |
| **Indianapolis Local Public Improvement Bond Bank** | | |
| Bonds (Waterworks) Series 2006A<br>3.18%, 07/03/06 (a)(b)(c) | 4,245 | 4,245 |
| Bonds (Indianapolis Airport Auth) Series 2005B<br>4.05%, 07/06/06 (a)(b)(c)(d) | 3,125 | 3,125 |
| Bonds (Indianapolis Airport Auth) Series 2006F<br>4.04%, 07/06/06 (a)(b)(c)(d) | 12,700 | 12,700 |
| RB (Indianapolis Airport Auth) Series 2004I<br>4.05%, 07/06/06 (a)(b)(c)(d) | 11,295 | 11,295 |
| **Marion** | | |
| Economic Development RB (Indiana Wesleyan University) Series 2000<br>4.00%, 07/05/06 (a)(b) | 7,500 | 7,500 |
| **St Joseph Cnty** | | |
| Economic Development RB (Corby Apts) Series 1997B<br>4.09%, 07/05/06 (a)(b) | 3,380 | 3,380 |
| Economic Development RB (Pin Oaks Apts) Series 1997A<br>4.09%, 07/05/06 (a)(b) | 1,000 | 1,000 |
| Economic Development RB (Western Manor Apts) Series 1997C<br>4.09%, 07/05/06 (a)(b) | 2,130 | 2,130 |
| **Vigo Cnty** | | |
| Economic Development RB (Sisters of Providence) Series 2001<br>4.04%, 07/06/06 (a)(b) | 3,500 | 3,500 |
| **Wayne Township Marion Cnty School Building Corp** | | |
| First Mortgage Refunding Bonds Series 2006<br>4.00%, 07/06/06 (a)(b)(c) | 5,155 | 5,155 |
| | | **170,378** |
| **Iowa 1.4%** | | |
| **Des Moines Metropolitan Wastewater Reclamation Auth** | | |
| Sewer RB Series 2004B<br>4.00%, 07/06/06 (a)(b)(c)(d) | 6,485 | 6,485 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Iowa Higher Education Loan Auth** | | |
| Private College Facility RB (Graceland University) Series 2003 4.05%, 07/06/06 *(a)(b)* | 2,000 | 2,000 |
| **Iowa School Corporations** | | |
| Cash Anticipation Program Warrant Certificates Series 2005-2006 B 3.21%, 01/26/07 *(b)* | 15,090 | 15,198 |
| Cash Anticipation Program Warrant Certificates Series 2006-2007 A 3.71%, 06/28/07 *(b)* | 75,000 | 75,566 |
| **Iowa Student Loan Liquidity Corp** | | |
| RB Series 1988B 4.03%, 07/05/06 *(a)(b)(c)* | 46,500 | 46,500 |
| **Tobacco Settlement Auth** | | |
| Asset-Backed Bonds Series 2001B 4.01%, 07/05/06 *(a)(c)* | 21,710 | 21,710 |
| Asset-Backed Bonds Series C 4.03%, 07/06/06 *(a)(b)(c)(d)* | 11,820 | 11,820 |
| | | **179,279** |

### Kansas 0.3%

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Douglas Cnty Unified SD No.497** | | |
| GO Temporary Notes Series 2005-1 2.64%, 07/12/06 | 32,200 | 32,213 |
| **Kansas Development Finance Auth** | | |
| M/F Housing RB (Saddlewood Apts) Series 2004M 4.07%, 07/06/06 *(a)(b)* | 6,400 | 6,400 |
| | | **38,613** |

### Kentucky 1.1%

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Daviess Cnty** | | |
| Solid Waste Disposal Facilities RB (Scott Paper Co) Series 1993A 4.05%, 07/05/06 *(a)* | 20,000 | 20,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Elizabethtown** | | |
| IDRB (ALTEC) Series 1997 4.05%, 07/05/06 *(a)(b)* | 3,000 | 3,000 |
| **Jefferson Cnty** | | |
| M/F Housing Refunding RB (Camden Brookside Apts) Series 2002 4.00%, 07/06/06 *(a)(b)* | 8,900 | 8,900 |
| Sports Stadium RB (University of Louisville Athletic Assoc) Series 1997 4.20%, 07/06/06 *(a)(b)* | 1,800 | 1,800 |
| **Kentucky Asset/Liability Commission** | | |
| General Fund TRAN Series 2006A 3.70%, 06/28/07 | 25,000 | 25,190 |
| **Kentucky Higher Education Student Loan Corp** | | |
| Insured RB Series 1991E 4.05%, 07/05/06 *(a)(b)(c)* | 12,600 | 12,600 |
| Insured RB Series 1996A 4.05%, 07/05/06 *(a)(b)(c)* | 23,850 | 23,850 |
| **Kentucky Housing Corp** | | |
| RB Series 2002A 4.06%, 07/05/06 *(a)(c)(d)* | 3,590 | 3,590 |
| RB Series 1998B 4.05%, 07/06/06 *(a)(c)(d)* | 11,995 | 11,995 |
| RB Series 1998F 4.12%, 07/06/06 *(a)(c)(d)* | 19,320 | 19,320 |
| **Louisville and Jefferson Cnty Metropolitan Sewer District** | | |
| Sewage and Drainage System RB Series 1999A 4.02%, 07/06/06 *(a)(b)(c)(d)* | 6,115 | 6,115 |
| **Richmond** | | |
| IDRB (Mikron) Series 1995 4.05%, 07/05/06 *(a)(b)* | 5,000 | 5,000 |
| | | **141,360** |

### Louisiana 2.9%

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **East Baton Rouge** | | |
| Pollution Control Refunding RB 3.88%, 07/03/06 *(a)* | 3,600 | 3,600 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Road and Street Improvement<br>  Sales Tax RB Series 2006B<br>  3.96%, 07/05/06 *(a)(b)(c)* | 35,000 | 35,000 |
| **Ernest N. Morial-New Orleans<br>Exhibit Hall Auth**<br>Sr Subordinate Special Tax<br>  Bonds Series 2003A<br>  4.04%, 07/06/06 *(a)(b)(c)(d)* | 4,995 | 4,995 |
| **Lafayette IDB**<br>Refunding IDRB (Westwood<br>  Village) Series 1995<br>  4.02%, 07/06/06 *(a)(b)* | 3,735 | 3,735 |
| **Lake Charles Harbor and<br>Terminal District**<br>Dock and Wharf RB (Conoco<br>  Inc) Series 2000<br>  4.03%, 07/05/06 *(a)(b)* | 10,500 | 10,500 |
| **Louisiana**<br>Gasoline and Fuels Tax RB<br>  Series 2005A<br>  4.01%, 07/06/06 *(a)(b)(c)* | 17,145 | 17,145 |
| GO Refunding Bonds<br>  Series 2005A<br>  4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,275 | 6,275 |
| **Louisiana Citizens Property<br>Insurance Corp**<br>Assessment RB Series 2006B<br>  4.12%, 07/03/06 *(a)(b)(c)* | 56,660 | 56,660 |
|   4.01%, 07/06/06 *(a)(b)(c)(d)* | 16,300 | 16,300 |
| **Louisiana HFA**<br>S/F Mortgage Refunding RB<br>  Series 2005A<br>  4.05%, 07/06/06 *(a)(c)(d)* | 26,009 | 26,009 |
| **Louisiana Local Government<br>Environmental Facilities and<br>Community Development Auth**<br>RB (University of Louisiana-<br>  Monroe) Series 2004A<br>  3.99%, 07/06/06 *(a)(b)* | 8,000 | 8,000 |
| RB (University of Louisiana-<br>  Monroe) Series 2004C<br>  3.99%, 07/06/06 *(a)(b)* | 12,515 | 12,515 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Louisiana Offshore Terminal<br>Auth**<br>Deepwater Port Refunding RB<br>  First State Series 1992A<br>  3.99%, 07/05/06 *(a)(b)* | 10,000 | 10,000 |
| Deepwater Port Refunding RB<br>  Series 2003B<br>  3.98%, 07/05/06 *(a)(b)* | 5,700 | 5,700 |
| **Louisiana Public Facility Auth**<br>RB (Tiger Athletic Foundation)<br>  Series 2004<br>  3.99%, 07/06/06 *(a)(b)* | 25,710 | 25,710 |
| **New Orleans**<br>GO Refunding Bonds<br>  Series 2005<br>  4.02%, 07/06/06 *(a)(b)(c)(d)* | 7,940 | 7,940 |
| **New Orleans Aviation Board**<br>Refunding Bonds Series 1993B<br>  4.05%, 07/05/06 *(a)(b)(c)* | 4,560 | 4,560 |
| **New Orleans IDB**<br>M/F Housing RB (3700<br>  Orleans) Series 2000<br>  4.05%, 07/06/06 *(a)(b)* | 29,000 | 29,000 |
| **St James Parish**<br>Pollution Control Refunding RB<br>  (Texaco) Series 1988A<br>  3.65%, 07/13/06 | 59,030 | 59,030 |
| Pollution Control Refunding RB<br>  (Texaco) Series 1988B<br>  3.63%, 09/12/06 | 39,030 | 39,030 |
| | | **381,704** |
| **Maine 0.3%** | | |
| **Maine Finance Auth**<br>RB (Jackson Laboratory)<br>  Series 2002<br>  4.02%, 07/06/06 *(a)(b)* | 5,465 | 5,465 |
| Solid Waste Disposal RB<br>  (Casella Waste Systems Inc)<br>  Series 2005<br>  4.05%, 07/06/06 *(a)(b)* | 12,500 | 12,500 |
| **Maine Housing Auth**<br>General Housing Draw Down<br>  Bonds Series 2005A<br>  4.02%, 07/06/06 *(a)(c)(d)* | 4,320 | 4,320 |

**Portfolio Holdings** (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| General Housing Draw Down<br>Bonds Series 2005B<br>4.05%, 07/06/06 (a)(c)(d) | 14,860 | 14,860 |
| Mortgage Purchase Bonds<br>Series 2002F2<br>4.05%, 07/06/06 (a)(c)(d) | 3,675 | 3,675 |
| | | **40,820** |
| **Maryland 0.8%** | | |
| **Baltimore**<br>Convention Center Hotel RB<br>Sr Series 2006A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 20,120 | 20,120 |
| **Howard Cnty**<br>Consolidated Public<br>Improvement CP BAN<br>Series D<br>3.62%, 08/08/06 (c) | 25,000 | 25,000 |
| **Maryland Community<br>Development Administration**<br>S/F Program Bonds Third<br>Series 1999<br>4.12%, 07/06/06 (a)(c)(d) | 32,335 | 32,335 |
| **Maryland Economic<br>Development Corp**<br>IDRB (Dixon Valve and<br>Coupling Co) Series 1998<br>4.08%, 07/05/06 (a)(b) | 950 | 950 |
| **Maryland Energy Financing<br>Administration**<br>Limited Obligation Local District<br>Cooling Facilities RB<br>(Comfort Link) Series 2001<br>4.04%, 07/05/06 (a)(b) | 10,000 | 10,000 |
| **Montgomery Cnty**<br>Consolidated Public<br>Improvement BAN<br>Series 2006B<br>3.99%, 07/03/06 (a)(c) | 10,000 | 10,000 |
| | | **98,405** |
| **Massachusetts 2.2%** | | |
| **Freetown-Lakeville Regional<br>SD**<br>BAN<br>3.88%, 10/20/06 | 2,000 | 2,001 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Haverhill**<br>State Qualified BAN<br>3.62%, 03/30/07 | 1,865 | 1,877 |
| **Lowell**<br>BAN Series A<br>3.80%, 09/22/06 | 5,730 | 5,732 |
| **Massachusetts**<br>GO Bonds (Consolidated Loan<br>of 2006) Series A<br>4.01%, 07/03/06 (a)(c) | 33,000 | 33,000 |
| GO Refunding Bonds<br>Series 2004A<br>4.01%, 07/05/06 (a)(b)(c)(d) | 18,900 | 18,900 |
| Lease RB (Route 3 North<br>Transportation Improvements)<br>Series 2002B<br>3.96%, 07/05/06 (a)(b)(c) | 17,260 | 17,260 |
| GO Bonds Consolidated Loan<br>Series 2000C<br>3.99%, 07/06/06 (a)(c)(d) | 1,500 | 1,500 |
| GO Bonds Consolidated Loan<br>Series 2001D<br>4.00%, 07/06/06 (a)(b)(c)(d) | 2,785 | 2,785 |
| GO Bonds Consolidated Loan<br>Series 2005C<br>4.01%, 07/06/06 (a)(b)(d) | 5,000 | 5,000 |
| GO Refunding Bonds<br>Series 2001C<br>3.93%, 07/06/06 (a)(c) | 30,700 | 30,700 |
| Special Obligation Dedicated<br>Tax RB Series 2005<br>4.00%, 07/06/06 (a)(b)(c)(d) | 29,700 | 29,700 |
| Special Obligation RB<br>Consolidated Loan<br>Series 2005A<br>3.99%, 07/06/06 (a)(b)(c)(d) | 3,500 | 3,500 |
| **Massachusetts Bay<br>Transportation Auth**<br>Assessment Bonds<br>Series 2005A<br>4.00%, 07/06/06 (a)(c)(d) | 4,500 | 4,500 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Massachusetts Development Finance Agency** | | |
| M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002 4.02%, 07/06/06 (a)(b) | 250 | 250 |
| RB (Worcester Academy) Series 2000 4.00%, 07/06/06 (a)(b) | 2,000 | 2,000 |
| **Massachusetts Health and Educational Facilities Auth** | | |
| RB (Capital Assets Program) Series 1985D 3.93%, 07/03/06 (a)(b)(c) | 1,400 | 1,400 |
| RB (Baystate Medical Center) Series D 4.00%, 07/06/06 (a)(b)(c)(d) | 22,600 | 22,600 |
| RB (Massachusetts Institute of Technology) Series K 4.00%, 07/06/06 (a)(c)(d) | 6,710 | 6,710 |
| RB (Winchester Hospital) Series D 4.00%, 07/06/06 (a)(b)(c)(d) | 5,000 | 5,000 |
| RB (Worcester City Campus Corp) Series 2005D 3.97%, 07/06/06 (a)(b)(c)(d) | 4,770 | 4,770 |
| Revenue Notes (Harvard University) Series EE 3.55%, 08/10/06 | 18,000 | 18,000 |
| **Massachusetts HFA** | | |
| S/F Housing RB Series 122 4.03%, 07/06/06 (a)(c) | 2,525 | 2,525 |
| **Massachusetts Port Auth** | | |
| RB Series 2005 A&C 4.01%, 07/06/06 (a)(b)(c)(d) | 6,905 | 6,905 |
| **Massachusetts School Building Auth** | | |
| Dedicated Sales Tax Bonds Series 2005A 4.00%, 07/06/06 (a)(b)(c)(d) | 13,300 | 13,300 |
| **Massachusetts Turnpike Auth** | | |
| Subordinate RB (Metropolitan Highway System) Series 1999A 4.00%, 07/06/06 (a)(b)(c)(d) | 7,110 | 7,110 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Massachusetts Water Pollution Abatement Trust** | | |
| RB Subordinate Series 1999A 4.00%, 07/05/06 (a)(c)(d) | 5,500 | 5,500 |
| **Massachusetts Water Resources Auth** | | |
| CP Notes Series 1994 3.55%, 07/06/06 (b) | 1,300 | 1,300 |
| 3.55%, 07/07/06 (b) | 5,000 | 5,000 |
| 3.57%, 08/04/06 (b) | 2,000 | 2,000 |
| General Revenue Refunding Bonds Series 2005B 3.99%, 07/06/06 (a)(b)(c) | 3,100 | 3,100 |
| **Nashoba Regional SD** | | |
| State Qualified BAN 3.88%, 09/14/06 | 2,780 | 2,781 |
| **Pembroke** | | |
| BAN 3.68%, 08/03/06 | 5,000 | 5,001 |
| **Salem** | | |
| BAN 3.34%, 01/11/07 | 6,000 | 6,028 |
| **Weston** | | |
| BAN 3.28%, 02/09/07 | 3,000 | 3,022 |
| | | **280,757** |
| **Michigan 4.2%** | | |
| **Detroit** | | |
| Sewage Disposal System RB Series 1999A 4.02%, 07/06/06 (a)(b)(c)(d) | 34,650 | 34,650 |
| Sewage Disposal System Second Lien RB Series 2001B 4.05%, 07/06/06 (a)(b)(c)(d) | 4,260 | 4,260 |
| **Detroit SD** | | |
| School Building and Site Improvement Bonds (Unlimited Tax GO) Series 2001A 4.00%, 07/06/06 (a)(b)(c)(d) | 83,610 | 83,610 |
| School Building and Site Improvement Bonds Series 2001A 4.05%, 07/06/06 (a)(b)(c)(d) | 4,620 | 4,620 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
| --- | --- | --- |
| School Building and Site Improvement Refunding Bonds Series 2005A 4.01%, 07/06/06 (a)(b)(c)(d) | 8,500 | 8,500 |
| School Building and Site Improvement Refunding Bonds Unlimited Tax GO Series 2005A | | |
| 3.99%, 07/06/06 (a)(b)(c) | 3,580 | 3,580 |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 10,915 | 10,915 |
| **Jackson Cnty Hospital Finance Auth** | | |
| Refunding RB (W.A. Foote Memorial Hospital) Series 2005B 3.99%, 07/06/06 (a)(b) | 10,000 | 10,000 |
| **Michigan** | | |
| GO Notes Series 2006A 3.98%, 07/05/06 (a)(c)(d) | 60,000 | 60,000 |
| **Michigan Higher Education Facilities Auth** | | |
| Limited Obligation Refunding RB (Hope College) Series 2004 3.99%, 07/06/06 (a)(b) | 3,730 | 3,730 |
| **Michigan Job Development Auth** | | |
| Limited Obligation RB (Frankenmuth Bavarian Inn Motor Lodge) Series 1985 3.50%, 07/03/06 (a)(b) | 7,100 | 7,100 |
| **Michigan Municipal Bond Auth** | | |
| Revenue Notes (Detroit SD) Series C 3.03%, 08/18/06 (b) | 20,000 | 20,031 |
| Revenue Notes Series 2005B1 3.20%, 08/18/06 | 26,500 | 26,535 |
| Revenue Notes Series 2005B2 3.24%, 08/18/06 (b) | 35,000 | 35,031 |
| **Michigan State Building Auth** | | |
| Refunding RB (Facilities Program) Series 2005I 3.99%, 07/06/06 (a)(b)(c) | 4,680 | 4,680 |
| CP Notes Series 5 3.50%, 08/03/06 (b) | 15,000 | 15,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
| --- | --- | --- |
| **Michigan State Hospital Financing Auth** | | |
| Hospital Refunding RB (Henry Ford Health System) Series 2006B 4.00%, 07/05/06 (a)(b) | 10,000 | 10,000 |
| Hospital Refunding RB (Henry Ford Health System) Series 2006C 4.00%, 07/05/06 (a)(b) | 15,000 | 15,000 |
| Hospital Refunding RB (Henry Ford Health System) Series 2006A 4.02%, 07/06/06 (a)(b)(c)(d) | 6,405 | 6,405 |
| **Michigan Strategic Fund** | | |
| Limited Obligation RB (Advance Plastics Corp) Series 1996 4.12%, 07/06/06 (a)(b) | 870 | 870 |
| Limited Obligation RB (American Cancer Society) Series 2000 4.03%, 07/06/06 (a)(b) | 3,965 | 3,965 |
| Limited Obligation RB (EPI Printers) Series 1997 4.12%, 07/06/06 (a)(b) | 480 | 480 |
| Limited Obligation RB (Mans) Series 1991 4.11%, 07/06/06 (a)(b) | 210 | 210 |
| Limited Obligation RB (Mans) Series 1998B 4.12%, 07/06/06 (a)(b) | 695 | 695 |
| Limited Obligation RB (United Machining) Series 1998 4.12%, 07/06/06 (a)(b) | 4,000 | 4,000 |
| Limited Obligation Refunding RB (Detroit Edison Co) Series 1999C 4.04%, 07/06/06 (a)(b)(c)(d) | 9,245 | 9,245 |
| Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A 4.05%, 07/06/06 (a)(b)(c)(d) | 5,995 | 5,995 |
| **Michigan Trunk Line Fund** | | |
| Refunding Bonds Series 1998A 4.00%, 07/06/06 (a)(b)(c)(d) | 46,666 | 46,666 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Oakland Cnty** | | |
| Limited Obligation RB (Husky Envelope Products) Series 1999 | | |
| 4.12%, 07/06/06 *(a)(b)* | 1,840 | 1,840 |
| **University of Michigan Health System** | | |
| RB Series 2005A | | |
| 3.95%, 07/03/06 *(a)* | 16,000 | 16,000 |
| **Wayne Cnty** | | |
| Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B | | |
| 4.03%, 07/05/06 *(a)(b)(c)* | 43,090 | 43,090 |
| Airport Jr Lien RB (Detroit Metropolitan Wayne Cnty Airport) Series 2001 | | |
| 3.99%, 07/06/06 *(a)(b)(c)* | 14,470 | 14,470 |
| **Wayne Cnty Airport Auth** | | |
| Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2005 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 8,395 | 8,395 |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 22,900 | 22,900 |
| RB (Detroit Metropolitan Airport) Series 2005 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 2,750 | 2,750 |
| RB Series 2005 | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 3,640 | 3,640 |
| | | **548,858** |

### Minnesota 2.1%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Bloomington Port Auth** | | |
| Special Tax Refunding RB (Mall of America) Series 1999B | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 19,400 | 19,400 |
| **Burnsville** | | |
| M/F Housing Refunding RB (Southwind Apts) Series 2004 | | |
| 3.97%, 07/06/06 *(a)(b)* | 8,350 | 8,350 |
| **Eden Prairie** | | |
| M/F Housing RB (Eden Prairie Leased Housing Associaties I) Series 2003A | | |
| 4.07%, 07/07/06 *(a)(b)* | 6,000 | 6,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Hennepin Cnty** | | |
| GO Refunding Bonds Series 1996C | | |
| 4.10%, 07/06/06 *(a)* | 650 | 650 |
| **Hennepin Cnty Housing and Redevelopment Auth** | | |
| M/F Housing Refunding RB (Stone Arch Apts) Series 2002 | | |
| 4.02%, 07/06/06 *(a)(b)(d)* | 2,800 | 2,800 |
| **Inver Grove Heights** | | |
| Sr Housing Refunding RB (PHM/Inver Grove, Inc) Series 2005 | | |
| 3.97%, 07/06/06 *(a)(b)* | 6,000 | 6,000 |
| **Mendota Heights** | | |
| Refunding IDRB (Dakota Business Plaza) Series 2000 | | |
| 4.17%, 07/06/06 *(a)(b)* | 2,300 | 2,300 |
| **Minneapolis-St Paul Metropolitan Airports Commission** | | |
| RB Series 2000B | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 5,225 | 5,225 |
| Subordinate Refunding RB Series 2005B | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 5,960 | 5,960 |
| **Minnesota** | | |
| COP (Minnesota SD Credit Enhancement Program) Series 2005 | | |
| 2.96%, 09/12/06 | 30,000 | 30,061 |
| **Minnesota Agricultural and Economic Development Board** | | |
| RB (Evangelical Lutheran Good Samaritan Society) Series 1996 | | |
| 4.02%, 07/06/06 *(a)(b)* | 7,200 | 7,200 |
| **Minnesota HFA** | | |
| Residential Housing Finance Bonds Series 2003B | | |
| 4.03%, 07/06/06 *(a)(c)* | 6,000 | 6,000 |
| Residential Housing Finance Bonds Series 2004G | | |
| 4.00%, 07/06/06 *(a)(c)* | 17,410 | 17,410 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Residential Housing Finance Bonds Series 2005M 4.03%, 07/06/06 (a)(c) | 57,500 | 57,500 |
| **Minnesota Higher Education Facilities Auth** | | |
| RB (Trustees of the Hamline University of Minnesota) Series Six-E1 3.99%, 07/06/06 (a)(b) | 2,800 | 2,800 |
| RB (Trustees of the Hamline University of Minnesota) Series Six-E2 3.99%, 07/06/06 (a)(b) | 4,000 | 4,000 |
| **Rochester** | | |
| Health Care Facilities RB (Mayo Foundation) Series 1992C 3.60%, 07/11/06 | 20,200 | 20,200 |
| Health Care Facilities RB (Mayo Foundation) Series 2000A 3.60%, 07/11/06 | 30,000 | 30,000 |
| **Rochester Health Care Facilities** | | |
| RB (Mayo Foundation) Series 2001A 3.60%, 07/11/06 (c) | 15,000 | 15,000 |
| RB (Mayo Foundation) Series 2001B 3.60%, 07/11/06 (c) | 10,600 | 10,600 |
| **St Louis Park** | | |
| M/F Housing Refunding RB (Knollwood Place Apts) Series 2005 3.97%, 07/06/06 (a)(b) | 5,650 | 5,650 |
| M/F Housing RB (At The Park) Series 2002A 4.10%, 07/07/06 (a)(b) | 3,300 | 3,300 |
| **St Paul Housing and Redevelopment Auth** | | |
| District Heating RB Series 1999D 4.02%, 07/07/06 (a)(b) | 3,080 | 3,080 |
| | | **269,486** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Mississippi 0.5%** | | |
| **Jackson Cnty** | | |
| Pollution Control Refunding RB (Chevron USA) Series 1992 3.98%, 07/03/06 (a) | 6,200 | 6,200 |
| Pollution Control Refunding RB (Chevron USA) Series 1993 3.98%, 07/03/06 (a) | 7,800 | 7,800 |
| Port Facility Refunding RB (Chevron USA) Series 1993 4.04%, 07/03/06 (a) | 7,550 | 7,550 |
| **Mississippi** | | |
| GO Refunding Bonds Series 2001 4.02%, 07/06/06 (a)(c)(d) | 14,880 | 14,880 |
| **Mississippi Business Finance Corp** | | |
| IDRB (VC Regional Assembly and Manufacturing) Series 2003 4.04%, 07/05/06 (a)(b) | 9,210 | 9,210 |
| IDRB (Electric Mills Wood Preserving) Series 1999 4.09%, 07/06/06 (a)(b) | 5,000 | 5,000 |
| IDRB (Omega Motion) Series 1996 4.03%, 07/06/06 (a)(b) | 3,500 | 3,500 |
| **Mississippi Home Corp** | | |
| S/F Mortgage RB Series 2002A 4.04%, 07/06/06 (a)(b)(c)(d) | 4,420 | 4,420 |
| S/F Mortgage RB Series 2002C2 4.04%, 07/06/06 (a)(b)(c)(d) | 4,875 | 4,875 |
| | | **63,435** |
| **Missouri 0.6%** | | |
| **Missouri Development Finance Board** | | |
| IDRB (Milbank Manufacturing Co) Series 1997 4.20%, 07/05/06 (a)(b) | 3,000 | 3,000 |
| **Missouri Health and Educational Facilities Auth** | | |
| Health Facilities RB (SSM Health Care) Series 2005C1 3.96%, 07/03/06 (a)(b)(c) | 8,200 | 8,200 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Health Facilities RB (SSM Health Care) Series 2005C5 3.99%, 07/05/06 *(a)(b)(c)* | 12,200 | 12,200 |
| **Missouri Higher Education Loan Auth** | | |
| Student Loan RB Sr Series 2005A 4.05%, 07/06/06 *(a)(b)(c)* | 9,000 | 9,000 |
| **Missouri Housing Development Commission** | | |
| S/F Mortgage RB Series 2004A1 4.04%, 07/06/06 *(a)(c)* | 4,085 | 4,085 |
| **St Charles Cnty IDA** | | |
| M/F Housing Refunding RB (Time Centre Apts Phase I) Series 2004A 4.01%, 07/06/06 *(a)(b)* | 15,600 | 15,600 |
| M/F Housing Refunding RB (Time Centre Apts Phase II) Series 2004B 4.05%, 07/06/06 *(a)(b)* | 4,500 | 4,500 |
| **St Louis IDA** | | |
| IDRB (Kessler Container) Series 1997A 4.05%, 07/06/06 *(a)(b)* | 1,700 | 1,700 |
| M/F Housing Refunding RB (Merchandise Mart Apts) Series 2005A 4.05%, 07/06/06 *(a)(b)* | 10,475 | 10,475 |
| **Washington IDA** | | |
| IDRB (Pauwels Transformers) Series 1995 4.27%, 07/06/06 *(a)(b)* | 2,400 | 2,400 |
| | | **71,160** |
| **Montana 0.3%** | | |
| **Montana State Health Facility Auth** | | |
| Hospital RB (Deaconess-Billings Clinic Health System) Series 1994 4.01%, 07/05/06 *(a)(b)(c)(d)* | 10,705 | 10,705 |
| 4.01%, 07/05/06 *(a)(b)(c)* | 26,375 | 26,375 |
| | | **37,080** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Nebraska 0.6%** | | |
| **American Public Energy Agency** | | |
| Gas Supply RB Series 2005A 3.99%, 07/06/06 *(a)(c)* | 5,613 | 5,613 |
| **Nebraska Investment Finance Auth** | | |
| S/F Housing RB Series 1998G 4.12%, 07/06/06 *(a)(c)(d)* | 10,735 | 10,735 |
| **Nebraska Public Power District** | | |
| General RB Series 2005B1 & C 4.01%, 07/06/06 *(a)(b)(c)* | 15,655 | 15,655 |
| **Omaha Public Power District** | | |
| Electric System RB Series 2006A 4.01%, 07/06/06 *(a)(c)* | 14,260 | 14,260 |
| Electric System Subordinated RB Series 2006B 4.01%, 07/06/06 *(a)(b)(c)* | 5,090 | 5,090 |
| **Stanton Cnty** | | |
| IDRB (Nucor Corp) Series 1996 4.05%, 07/05/06 *(a)* | 19,300 | 19,300 |
| | | **70,653** |
| **Nevada 2.6%** | | |
| **Clark Cnty** | | |
| Airport System Subordinate Lien RB Series 2005D2 4.00%, 07/05/06 *(a)(b)(c)* | 4,780 | 4,780 |
| Airport System Subordinate Lien RB Series 2005D3 4.00%, 07/05/06 *(a)(b)(c)* | 7,280 | 7,280 |
| IDRB (Southwest Gas Corp) Series 2003A 4.05%, 07/05/06 *(a)(b)* | 12,500 | 12,500 |
| Economic Development RB (UNLV Foundation) Series 1999 3.97%, 07/06/06 *(a)(b)* | 325 | 325 |
| GO (Limited Tax) Bank Refunding Bonds Series 2006 4.01%, 07/06/06 *(a)(b)(c)* | 5,235 | 5,235 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| GO Bank Refunding Bonds<br>Series 2006<br>4.01%, 07/06/06 (a)(b)(c) | 9,960 | 9,960 |
| IDRB (Southwest Gas Corp)<br>Series 2004A<br>4.04%, 07/06/06 (a)(b)(c)(d) | 3,168 | 3,167 |
| **Clark Cnty SD**<br>GO (Limited Tax) Building Bonds<br>Series 2001F<br>4.00%, 07/06/06 (a)(b)(c)(d) | 21,715 | 21,715 |
| GO (Limited Tax) Building Bonds<br>Series 2005C<br>4.01%, 07/06/06 (a)(b)(c)(d) | 16,005 | 16,005 |
| **Las Vegas**<br>GO Various Purpose Bonds<br>Series 2006B<br>4.00%, 07/06/06 (a)(b)(c) | 8,310 | 8,310 |
| **Las Vegas Convention and Visitors Auth**<br>Refunding RB Series 2005<br>4.01%, 07/06/06 (a)(b)(c)(d) | 4,160 | 4,160 |
| **Las Vegas Valley Water District**<br>GO (Limited Tax) Water Improvement Bonds<br>Series 2006A<br>4.00%, 07/06/06 (a)(b)(c) | 17,960 | 17,960 |
| GO (Limited Tax) Water CP<br>Series 2004 A&B<br>3.53%, 07/14/06 (c) | 16,500 | 16,500 |
| 3.38%, 08/03/06 (c) | 8,000 | 8,000 |
| 3.49%, 08/03/06 (c) | 37,500 | 37,500 |
| 3.38%, 08/04/06 (c) | 15,000 | 15,000 |
| **Nevada Housing Division**<br>M/F Housing RB (Apache Pines Apts) Series 1999A<br>4.03%, 07/06/06 (a)(b) | 7,415 | 7,415 |
| M/F Housing RB (Banbridge Apts) Series 2000A<br>4.03%, 07/06/06 (a)(b) | 3,960 | 3,960 |
| M/F Housing RB (Bluffs Apts) Series 2002A<br>4.03%, 07/06/06 (a)(b) | 17,850 | 17,850 |
| M/F Housing RB (Home Suites) Series 1989A<br>4.05%, 07/05/06 (a)(b) | 4,600 | 4,600 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Sierra Pointe Apts) Series 2005<br>4.03%, 07/06/06 (a)(b) | 9,985 | 9,985 |
| M/F Housing RB (Silver Pines Apts) Series 2002A<br>4.03%, 07/06/06 (a)(b) | 5,500 | 5,500 |
| M/F Housing RB (St Rose Seniors Apts) Series 2002A<br>4.03%, 07/06/06 (a)(b) | 14,770 | 14,770 |
| M/F Housing Refunding RB (Oakmont) Series 2002<br>4.03%, 07/06/06 (a)(b) | 4,350 | 4,350 |
| **Nevada System of Higher Education**<br>University RB<br>Series 2005B<br>4.01%, 07/06/06 (a)(b)(c)(d) | 15,975 | 15,975 |
| **North Las Vegas**<br>GO Building Bonds<br>Series 2006<br>4.00%, 07/06/06 (a)(b)(c)(d) | 30,745 | 30,745 |
| **Truckee Meadows Water Auth**<br>Water Refunding RB<br>Series 2006<br>4.01%, 07/06/06 (a)(b)(c) | 9,300 | 9,300 |
| **Washoe Cnty**<br>GO Refunding Bonds (Convention Center)<br>Series 2001A<br>4.02%, 07/06/06 (a)(b)(c)(d) | 26,000 | 26,000 |
| | | **338,847** |
| **New Hampshire 0.4%** | | |
| **New Hampshire Business Finance Auth**<br>Solid Waste Disposal RB (Lonza Biologics)<br>Series 2003<br>4.07%, 07/06/06 (a)(b) | 30,000 | 30,000 |
| **New Hampshire Health and Educational Facilities Auth**<br>RB (Easter Seals New Hampshire) Series 2004A<br>4.02%, 07/06/06 (a)(b) | 6,060 | 6,060 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB (Frisbie Memorial Hospital)<br>Series 2005<br>4.02%, 07/06/06 (a)(b) | 4,895 | 4,895 |
| RB (Riverwoods) Series 2003<br>4.00%, 07/05/06 (a)(b) | 3,085 | 3,085 |
| **New Hampshire HFA**<br>S/F Mortgage Acquisition RB<br>Series 1997C<br>4.12%, 07/06/06 (a)(b)(c)(d) | 1,430 | 1,430 |
| S/F Mortgage Acquisition RB<br>Series 1998B<br>4.12%, 07/06/06 (a)(b)(c)(d) | 9,730 | 9,730 |
| | | **55,200** |
| **New Jersey 0.4%** | | |
| **Delaware River Port Auth**<br>RB Series 1999<br>4.00%, 07/06/06 (a)(b)(c)(d) | 1,100 | 1,100 |
| **New Jersey Transportation<br>Trust Fund Auth**<br>Transportation System Bonds<br>Series 2005D<br>4.01%, 07/06/06 (a)(b)(c)(d) | 25,175 | 25,175 |
| **New Jersey Turnpike Auth**<br>RB Series 2000A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 1,000 | 1,000 |
| RB Series 2004C2<br>3.99%, 07/06/06 (a)(b)(c)(d) | 22,365 | 22,365 |
| RB Series C<br>4.00%, 07/06/06 (a)(b)(c)(d) | 2,985 | 2,985 |
| **Vernon**<br>BAN<br>3.35%, 01/12/07 | 3,978 | 3,996 |
| | | **56,621** |
| **New Mexico 1.0%** | | |
| **Farmington**<br>Hospital RB (San Juan<br>Regional Medical Center)<br>Series 2004B<br>4.00%, 07/06/06 (a)(b) | 5,000 | 5,000 |
| **New Mexico**<br>2006-2007 TRAN<br>Series 2006<br>3.76%, 06/29/07 | 110,250 | 111,029 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Santa Fe**<br>Tax Subordinate Lien<br>Wastewater System RB<br>Series 1997B<br>4.02%, 07/05/06 (a)(b) | 16,400 | 16,400 |
| | | **132,429** |
| **New York 7.5%** | | |
| **Jay Street Development Corp**<br>Courts Facility Lease RB Fiscal<br>2004 Series A4<br>3.94%, 07/03/06 (a)(b) | 3,000 | 3,000 |
| **Long Island Power Auth**<br>Electric System RB<br>Series 1998A<br>4.02%, 07/06/06 (a)(b)(c)(d) | 10,970 | 10,970 |
| **Metropolitan Transportation<br>Auth**<br>RB Series 2005G1<br>4.01%, 07/03/06 (a)(b) | 9,000 | 9,000 |
| RB Series 2005G2<br>3.92%, 07/03/06 (a)(b) | 6,000 | 6,000 |
| RB Series 2005B<br>4.00%, 07/06/06 (a)(b)(c)(d) | 19,945 | 19,945 |
| **New York City**<br>GO Bonds Fiscal 1994<br>Series H4<br>3.94%, 07/03/06 (a)(b) | 5,300 | 5,300 |
| GO Bonds Fiscal 2002<br>Series A6<br>3.96%, 07/03/06 (a)(b)(c) | 3,900 | 3,900 |
| GO Bonds Fiscal 2004<br>Series H7<br>3.95%, 07/03/06 (a)(b) | 10,100 | 10,100 |
| GO Bonds Fiscal 2006<br>Series E2<br>4.03%, 07/03/06 (a)(b) | 22,575 | 22,575 |
| GO Bonds Fiscal 2006<br>Series I3<br>4.02%, 07/03/06 (a)(b) | 22,800 | 22,800 |
| GO Bonds Fiscal 2006<br>Series I6<br>3.98%, 07/03/06 (a)(b) | 50,175 | 50,175 |
| GO Bonds Fiscal 1998<br>Series D<br>4.00%, 07/05/06 (a)(b)(c)(d) | 43,825 | 43,825 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| GO Bonds Fiscal 2004 Series A3 3.95%, 07/05/06 (a)(b) | 24,360 | 24,360 |
| GO Bonds Fiscal 2006 Series I4 3.94%, 07/05/06 (a)(b) | 20,000 | 20,000 |
| GO Bonds Fiscal 2002 Series A 4.02%, 07/06/06 (a)(b)(c)(d) | 15,000 | 15,000 |
| GO Bonds Fiscal 2004 Series F 3.54%, 07/13/06 (a)(b)(c)(d) | 170,000 | 170,000 |
| **New York City Health and Hospitals Corp** | | |
| Health System Bonds Series 1999A 4.00%, 07/06/06 (a)(b)(c)(d) | 8,000 | 8,000 |
| **New York City Municipal Water Finance Auth** | | |
| Water and Sewer System RB Fiscal 2001 Series F1 4.02%, 07/03/06 (a)(c) | 9,600 | 9,600 |
| Water and Sewer System RB Series 1993C 3.93%, 07/03/06 (a)(b)(c) | 9,500 | 9,500 |
| Water and Sewer System RB Series 1994G 3.94%, 07/03/06 (a)(b)(c) | 11,300 | 11,300 |
| Water and Sewer System RB Series 1995A 3.96%, 07/03/06 (a)(b)(c) | 20,550 | 20,550 |
| Water and Sewer System RB Fiscal 2005 Series D 3.99%, 07/06/06 (a)(c)(d) | 15,000 | 15,000 |
| Water and Sewer System RB Fiscal 2006 Series A 4.00%, 07/06/06 (a)(b)(c)(d) | 4,825 | 4,825 |
| Water and Sewer System RB Series 2002G 4.00%, 07/06/06 (a)(b)(c)(d) | 18,545 | 18,545 |
| Water and Sewer System RB Series 2005D 4.00%, 07/06/06 (a)(b)(c)(d) | 11,490 | 11,490 |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 2,600 | 2,600 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Water and Sewer System RB Series 2006A 4.01%, 07/06/06 (a)(c) | 18,835 | 18,835 |
| Water and Sewer System Refunding RB Series 2005D 4.01%, 07/06/06 (a)(c)(d) | 18,800 | 18,800 |
| CP Notes Series One 3.67%, 08/17/06 (c) | 80,000 | 80,000 |
| **New York City Transitional Finance Auth** | | |
| Future Tax Secured Bonds Fiscal 2001 Series B 3.96%, 07/03/06 (a)(c) | 5,975 | 5,975 |
| Recovery Bonds Fiscal 2003 Series 2A 3.96%, 07/03/06 (a)(c) | 9,085 | 9,085 |
| Future Tax Secured Refunding Bonds Fiscal 2006 Series A1 4.01%, 07/06/06 (a)(c) | 1,340 | 1,340 |
| **New York Liberty Development Corp** | | |
| RB (Goldman Sachs Headquarters) Series 2005 4.01%, 07/06/06 (a)(c)(d) | 9,300 | 9,300 |
| **New York State Dormitory Auth** | | |
| Court Facilities Lease RB (New York City) Series 2005A 3.96%, 07/06/06 (a)(b)(c)(d) | 17,775 | 17,775 |
| RB (State University Educational Facilities) Series 2000B 3.99%, 07/06/06 (a)(b)(c)(d) | 20,000 | 20,000 |
| **New York State Energy Research Development Auth** | | |
| Gas Facilities RB (Brooklyn Union Gas) Series 1996 3.99%, 07/06/06 (a)(b)(c)(d) | 1,570 | 1,570 |
| **New York State Environmental Facilities Corp** | | |
| State Clean Water and Drinking Water Revolving Funds Second Resolution RB (NYC Muni Water Finance Auth) Series 2001C & 2002B 4.01%, 07/06/06 (a)(c) | 15,935 | 15,935 |

*See financial notes.*   37

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New York State HFA** | | |
| RB (250 W 50th St) Series 1997A | | |
| 4.01%, 07/05/06 (a)(b) | 1,400 | 1,400 |
| RB (345 E 94th St) Series 1998A | | |
| 4.00%, 07/05/06 (a)(b) | 565 | 565 |
| **New York State Mortgage Agency** | | |
| Mortgage RB Series 109 | | |
| 4.02%, 07/06/06 (a)(c)(d) | 25,160 | 25,160 |
| S/F Mortgage RB Series 92 | | |
| 4.00%, 07/06/06 (a)(c)(d) | 2,565 | 2,565 |
| **New York State Power Auth** | | |
| Tender Notes Series 1985 | | |
| 3.35%, 09/01/06 (a)(c) | 5,070 | 5,070 |
| CP Series 1 | | |
| 3.60%, 09/08/06 (c) | 9,000 | 9,000 |
| **New York State Thruway Auth** | | |
| Bonds Series 2005B | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 9,490 | 9,490 |
| General RB Series 2005F | | |
| 3.45%, 07/06/06 (a)(b)(c)(d) | 25,765 | 25,765 |
| General RB Series F | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 21,970 | 21,970 |
| **New York State Urban Development Corp** | | |
| State Personal Income Tax RB Series 2005B | | |
| 4.01%, 07/06/06 (a)(c)(d) | 8,000 | 8,000 |
| **Port Auth of New York and New Jersey** | | |
| Consolidated Bonds 135th Series | | |
| 4.02%, 07/06/06 (a)(c)(d) | 100 | 100 |
| Consolidated Bonds 138th Series | | |
| 4.02%, 07/06/06 (a)(c)(d) | 7,330 | 7,330 |
| Consolidated Bonds 139th Series | | |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 19,960 | 19,960 |
| Consolidated Bonds 140th Series | | |
| 4.00%, 07/06/06 (a)(c) | 9,570 | 9,570 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Consolidated Bonds 141st Series | | |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 6,575 | 6,575 |
| **Rockland Cnty** | | |
| RAN Series 2006 | | |
| 3.51%, 03/22/07 | 10,000 | 10,069 |
| TAN Series 2006 | | |
| 3.53%, 03/22/07 | 45,000 | 45,305 |
| **Seneca Cnty IDA** | | |
| Solid Waste Disposal RB (Seneca Meadows Inc) Series 2005 | | |
| 4.02%, 07/06/06 (a)(b) | 5,000 | 5,000 |
| **Triborough Bridge and Tunnel Auth** | | |
| General Refunding RB Series 2002B | | |
| 4.01%, 07/06/06 (a)(c)(d) | 9,995 | 9,995 |
| **Westchester Cnty IDA** | | |
| IDRB (Levister Redevelopment Co) Series 2001A | | |
| 3.99%, 07/06/06 (a)(b) | 1,000 | 1,000 |
| | | 970,864 |
| **North Carolina 1.1%** | | |
| **Durham Housing Auth** | | |
| M/F Housing RB (Pendleton Townhomes) Series 2001 | | |
| 4.04%, 07/05/06 (a)(b) | 5,405 | 5,405 |
| **Forsyth Cnty** | | |
| RB (Plymouth Printing Co) Series 1998 | | |
| 4.08%, 07/05/06 (a)(b) | 590 | 590 |
| **Guilford Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| IDRB (Metalcraft of Mayville SE Manufacturing) Series 1997 | | |
| 4.05%, 07/06/06 (a)(b) | 1,100 | 1,100 |
| **Hertford Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| IDRB (Nucor Corp) Series 2000A | | |
| 4.08%, 07/05/06 (a) | 26,500 | 26,500 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Johnston Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| IDRB (Flanders Corp) Series 1998 | | |
| 4.05%, 07/05/06 *(a)(b)* | 4,500 | 4,500 |
| **Mecklenburg Cnty** | | |
| M/F Housing RB (Sycamore Green Apts) Series 2001 | | |
| 4.05%, 07/06/06 *(a)(b)* | 8,240 | 8,240 |
| **North Carolina Educational Facilities Finance Agency** | | |
| RB (High Point University) Series 1997 | | |
| 3.98%, 07/06/06 *(a)(b)* | 4,210 | 4,210 |
| **North Carolina HFA** | | |
| Homeownership RB Series 1A | | |
| 4.05%, 07/06/06 *(a)(c)(d)* | 10,845 | 10,845 |
| Homeownership RB Series 8A and 17A | | |
| 4.04%, 07/06/06 *(a)(c)* | 4,200 | 4,200 |
| **North Carolina State Education Assistance Auth** | | |
| Student Loan RB Series 2005A1 | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 20,000 | 20,000 |
| Student Loan RB Series 2005A3 | | |
| 4.05%, 07/06/06 *(a)(b)(c)* | 23,500 | 23,500 |
| **Raleigh-Durham Airport Auth** | | |
| RB Series 2005B | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 4,670 | 4,670 |
| **Rockingham Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| IDRB (McMichael Mills) Series 1997 | | |
| 4.03%, 07/06/06 *(a)(b)* | 600 | 600 |
| **Rowan Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| IDRB (Taylor Clay Products) Series 1999 | | |
| 4.03%, 07/06/06 *(a)(b)* | 2,600 | 2,600 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sampson Cnty Industrial Facilities and Pollution Control Finance Auth** | | |
| IDRB (Crumpler Plastic Pipe) Series 1999 | | |
| 4.08%, 07/06/06 *(a)(b)* | 2,000 | 2,000 |
| **Union Cnty Industrial Facilities and Pollution Control Financing Auth** | | |
| RB (Rock-Tenn Converting Co) Series 1997 | | |
| 4.04%, 07/05/06 *(a)(b)* | 1,750 | 1,750 |
| **University of North Carolina at Chapel Hill** | | |
| General Revenue and Refunding RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(c)* | 5,000 | 5,000 |
| **Wake Cnty Housing Auth** | | |
| M/F Housing RB (Walnut Ridge Apts) Series 2000 | | |
| 4.04%, 07/05/06 *(a)(b)* | 9,805 | 9,805 |
| **Wilmington Housing Auth** | | |
| M/F Housing RB (Garden Lakes Estates) Series 1999 | | |
| 4.04%, 07/05/06 *(a)(b)* | 6,860 | 6,860 |
| | | **142,375** |
| **North Dakota 0.5%** | | |
| **North Dakota HFA** | | |
| Home Mortgage Finance Program Series 2004B | | |
| 4.03%, 07/05/06 *(a)(c)* | 23,380 | 23,380 |
| Home Mortgage Finance Program Series 2005A | | |
| 4.03%, 07/05/06 *(a)(c)* | 22,100 | 22,100 |
| Home Mortgage Finance Program Series 2005C | | |
| 4.03%, 07/05/06 *(a)(c)* | 12,000 | 12,000 |
| **Richland Cnty** | | |
| Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996A | | |
| 4.17%, 07/06/06 *(a)(b)* | 5,445 | 5,445 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996B | | |
| 4.17%, 07/06/06 *(a)(b)* | 500 | 500 |
| | | **63,425** |
| **Ohio 0.4%** | | |
| **Akron, Bath and Copley Joint Township Hospital District** | | |
| RB (Summa Health System) Series 2004B | | |
| 3.99%, 07/06/06 *(a)(b)* | 7,500 | 7,500 |
| **Cuyahoga Cnty** | | |
| Economic Development RB (Hathaway Brown School) Series 1999 | | |
| 3.99%, 07/06/06 *(a)(b)* | 12,215 | 12,215 |
| **Franklin Cnty** | | |
| Hospital RB (The Children's Hospital) Series 2003 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 5,000 | 5,000 |
| **Ohio** | | |
| RB (Pooled Financing) Series 2004 | | |
| 3.99%, 07/06/06 *(a)(b)* | 8,625 | 8,625 |
| **Ohio HFA** | | |
| Residential Mortgage RB Series 2001C | | |
| 4.09%, 07/06/06 *(a)(c)(d)* | 4,275 | 4,275 |
| M/F Refunding RB (10 Wilmington Place) Series 1991B | | |
| 4.02%, 07/07/06 *(a)(b)(c)* | 8,945 | 8,945 |
| **Ohio Higher Educational Facility Commission** | | |
| RB (Pooled Financing) Series 2003B | | |
| 3.99%, 07/06/06 *(a)(b)* | 4,765 | 4,765 |
| RB (The Cleveland Institute of Music) Series 2005 | | |
| 3.99%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| | | **56,325** |
| **Oklahoma 0.7%** | | |
| **Muldrow Public Works Auth** | | |
| IDRB (OK Foods) Series 1995 | | |
| 4.05%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| **Oklahoma Cnty Industrial Auth** | | |
| RB (National Cowboy Hall of Fame) Series 1999 | | |
| 4.00%, 07/06/06 *(a)(b)* | 905 | 905 |
| **Oklahoma Development Finance Auth** | | |
| RB (Shawnee Funding) Series 1996 | | |
| 4.04%, 07/05/06 *(a)(b)* | 3,100 | 3,100 |
| **Oklahoma Student Loan Auth** | | |
| Bonds and Notes Series 1998A | | |
| 4.01%, 07/05/06 *(a)(b)(c)* | 33,100 | 33,100 |
| Bonds and Notes Series 2000A4 | | |
| 4.01%, 07/05/06 *(a)(b)(c)* | 20,945 | 20,945 |
| Bonds and Notes Series 2005A | | |
| 4.01%, 07/05/06 *(a)(b)(c)* | 15,045 | 15,045 |
| **Payne Cnty Economic Development Auth** | | |
| Student Housing RB (OSUF Phase III Student Housing) Series 2005 | | |
| 3.99%, 07/06/06 *(a)(b)(c)* | 8,500 | 8,500 |
| | | **85,595** |
| **Oregon 0.6%** | | |
| **Oregon** | | |
| GO Veterans' Welfare Bonds Series 85 | | |
| 3.99%, 07/03/06 *(a)(c)* | 5,000 | 5,000 |
| **Oregon Dept of Transportation** | | |
| Highway User Tax Revenue Sr Lien Bonds Series 2006A | | |
| 4.01%, 07/06/06 *(a)(c)* | 17,700 | 17,700 |
| **Oregon Economic Development Commission** | | |
| RB (Kettle Foods) Series 1998-196 | | |
| 4.04%, 07/05/06 *(a)(b)* | 4,075 | 4,075 |
| RB (Pendleton Flour Mills) Series 1997-182 | | |
| 4.05%, 07/05/06 *(a)(b)* | 3,390 | 3,390 |
| **Oregon Facilities Auth** | | |
| RB (Quatama Crossing Housing) Series 2005A | | |
| 3.97%, 07/06/06 *(a)(b)* | 9,500 | 9,500 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Oregon Health and Science University** | | |
| Special RB (OHSU Medical Group) Series 2004A | | |
| 4.00%, 07/05/06 *(a)(b)* | 8,700 | 8,700 |
| **Oregon Housing and Community Services Dept** | | |
| Mortgage RB (S/F Mortgage Program) Series 2005F | | |
| 4.04%, 07/05/06 *(a)(c)* | 13,685 | 13,685 |
| S/F Mortgage RB Series 2004L | | |
| 4.04%, 07/05/06 *(a)(c)* | 5,000 | 5,000 |
| **Portland** | | |
| M/F Housing RB (Village of Lovejoy Fountain) Series 1997 | | |
| 4.04%, 07/05/06 *(a)(b)* | 8,500 | 8,500 |
| Second Lien Sewer System RB Series 2006B | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 3,540 | 3,540 |
| | | **79,090** |
| **Pennsylvania 5.0%** | | |
| **Allegheny Cnty Hospital Development Auth** | | |
| RB (University of Pittsburgh Medical Center) Series 2005B | | |
| 4.09%, 07/06/06 *(a)(e)* | 13,000 | 13,000 |
| RB (UPMC Senior Communities) Series 2003 | | |
| 3.97%, 07/06/06 *(a)(b)* | 1,500 | 1,500 |
| **Allegheny Cnty Port Auth** | | |
| Special Revenue Transportation Bonds Series 1999 | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 1,000 | 1,000 |
| **Beaver Cnty IDA** | | |
| Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2006A | | |
| 3.99%, 07/03/06 *(a)(b)* | 12,900 | 12,900 |
| Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2005A | | |
| 3.98%, 07/05/06 *(a)(b)* | 4,300 | 4,300 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Berks Cnty** | | |
| RB (Beacon Container) Series 1998A | | |
| 4.13%, 07/05/06 *(a)(b)* | 380 | 380 |
| **Bermudian Springs SD** | | |
| GO Bonds Series 2005 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 3,900 | 3,900 |
| **Central Bucks SD** | | |
| GO Bonds Series 2000A | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 1,660 | 1,660 |
| **Daniel Boone Area SD** | | |
| GO Bonds Series 2004 | | |
| 3.98%, 07/06/06 *(a)(b)(c)* | 5,880 | 5,880 |
| **Dauphin Cnty General Auth** | | |
| RB (Education and Health Loan) Series 1997 | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 6,465 | 6,465 |
| **Delaware Cnty IDA** | | |
| RB (YMCA of Philadelphia) Series 1999 | | |
| 4.08%, 07/05/06 *(a)(b)* | 90 | 90 |
| **Delaware Valley Regional Finance Auth** | | |
| Local Government RB Series 1998A | | |
| 4.03%, 07/06/06 *(a)(b)(c)(d)* | 500 | 500 |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 13,210 | 13,210 |
| **Easton Area SD** | | |
| GO Bonds Series 2005 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 1,000 | 1,000 |
| **Emmaus General Auth** | | |
| Bonds Series 1996 | | |
| 3.98%, 07/05/06 *(a)(b)(c)* | 3,625 | 3,625 |
| **Erie SD** | | |
| GO Bonds Series 2001A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 25,695 | 25,695 |
| **Hanover Public SD** | | |
| GO Bonds Series 2005 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 900 | 900 |
| **Harrisburg Auth** | | |
| Water Refunding RB Series 2002B | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 5,000 | 5,000 |
| Water Refunding RB Series 2003A | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 5,100 | 5,100 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Lampeter-Strasburg SD** | | |
| GO Bonds Series 2004A | | |
| 3.99%, 07/06/06 *(a)(b)(c)* | 6,000 | 6,000 |
| **Luzerne Cnty IDA** | | |
| RB (Methodist Homes) | | |
| Series 2003 | | |
| 4.02%, 07/05/06 *(a)(b)* | 2,600 | 2,600 |
| Water Facility Refunding RB | | |
| (Pennsylvania-American | | |
| Water Co Water Facilities) | | |
| Series A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| **Manheim Township SD** | | |
| GO Bonds Series 2004 | | |
| 3.99%, 07/06/06 *(a)(b)(c)* | 3,400 | 3,400 |
| **Mercer Cnty** | | |
| GO Bonds Series 2001 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 7,725 | 7,725 |
| **Montgomery Cnty IDA** | | |
| Pollution Control Refunding RB | | |
| (Peco Energy Co) | | |
| Series 1999A | | |
| 3.95%, 07/05/06 *(a)(b)* | 28,100 | 28,100 |
| School RB (Friends' Central | | |
| School) Series 2002 | | |
| 3.97%, 07/06/06 *(a)(b)* | 760 | 760 |
| Pollution Control Refunding RB | | |
| (Peco Energy Co) | | |
| Series 1994A | | |
| 3.56%, 08/14/06 *(b)* | 21,560 | 21,560 |
| **Norwin SD** | | |
| GO Bonds Series 2001A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 11,500 | 11,500 |
| **Pennsylvania** | | |
| GO Bonds First Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 2,645 | 2,645 |
| GO Bonds Second Series 2002 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 14,995 | 14,995 |
| GO Third Refunding Series 2004 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 24,745 | 24,745 |
| **Pennsylvania Convention** | | |
| **Center Auth** | | |
| RB Series 1989A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 4,500 | 4,500 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pennsylvania Economic** | | |
| **Development Finance Auth** | | |
| Exempt Facilities RB (Amtrak) | | |
| Series 2001B | | |
| 4.06%, 07/06/06 *(a)(b)* | 2,000 | 2,000 |
| **Pennsylvania Energy** | | |
| **Development Auth** | | |
| RB (B&W Ebensburg) | | |
| Series 1986 | | |
| 4.03%, 07/05/06 *(a)(b)* | 4,660 | 4,660 |
| **Pennsylvania HFA** | | |
| S/F Mortgage RB Drawdown | | |
| Series 2003 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 3,200 | 3,200 |
| S/F Mortgage RB Drawdown | | |
| Series 2003A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 2,280 | 2,280 |
| S/F Mortgage RB | | |
| Series 1999A | | |
| 4.05%, 07/06/06 *(a)(c)(d)* | 13,420 | 13,420 |
| **Pennsylvania Higher** | | |
| **Education Assistance Agency** | | |
| Student Loan RB Series 1997A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 28,900 | 28,900 |
| Student Loan RB Series 2000A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 28,075 | 28,075 |
| Student Loan RB Series 2001A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 21,450 | 21,450 |
| Student Loan RB Series 2003A1 | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 7,000 | 7,000 |
| Student Loan RB Series 2003A2 | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 38,000 | 38,000 |
| **Pennsylvania Higher** | | |
| **Educational Facilities Auth** | | |
| RB (Drexel University) | | |
| Series 2005B | | |
| 3.98%, 07/06/06 *(a)(b)(c)* | 5,000 | 5,000 |
| RB (Temple University) | | |
| Series 2006 | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 38,980 | 38,980 |
| RB (University of Pennsylvania | | |
| Health Services) | | |
| Series 2005A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,990 | 5,990 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB (University of Pennsylvania)<br>Series 2005C<br>4.01%, 07/06/06 (a)(c) | 4,870 | 4,870 |
| **Pennsylvania Public School Building Auth** | | |
| School Lease RB (Philadelphia SD) Series 2003<br>4.03%, 07/05/06 (a)(b)(c)(d) | 6,395 | 6,395 |
| Lease RB (Philadelphia SD) Series 2003<br>4.01%, 07/06/06 (a)(b)(c)(d) | 2,658 | 2,657 |
| RB (Parkland SD) Series 1999D<br>4.02%, 07/06/06 (a)(b)(c) | 14,265 | 14,265 |
| School RB (Marple Newton SD) Series 2001<br>4.01%, 07/06/06 (a)(b)(c)(d) | 4,965 | 4,965 |
| **Pennsylvania Turnpike Commission** | | |
| RB Series 2004A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 6,225 | 6,225 |
| Turnpike RB Series 2006C<br>3.97%, 07/06/06 (a)(b)(c) | 17,000 | 17,000 |
| **Philadelphia Gas Works** | | |
| RB Third Series 2001<br>4.00%, 07/06/06 (a)(b)(c)(d) | 4,295 | 4,295 |
| Revenue Notes CP Series E<br>3.37%, 07/06/06 (b) | 46,000 | 46,000 |
| **Philadelphia IDA** | | |
| RB Series 1998A<br>4.05%, 07/06/06 (a)(b)(c)(d) | 12,710 | 12,710 |
| **Philadelphia SD** | | |
| TRAN Series Series 2006-07 A<br>3.78%, 06/29/07 (b) | 67,000 | 67,456 |
| **Reading SD** | | |
| GO Bonds Series 2003A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 4,225 | 4,225 |
| **Scranton Redevelopment Auth** | | |
| Guaranteed Lease RB Series 2004<br>4.02%, 07/06/06 (a)(b) | 2,265 | 2,265 |
| **University of Pittsburgh** | | |
| Pitt Asset Notes Series 2005<br>2.69%, 08/11/06 | 22,000 | 22,031 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **West Cornwall Township Municipal Auth** | | |
| RB (Lebanon Valley Brethren Home) Series 1995<br>4.03%, 07/05/06 (a)(b) | 720 | 720 |
| **Westmoreland Cnty Municipal Auth** | | |
| Municipal Service RB Series 2005<br>4.01%, 07/06/06 (a)(b)(c)(d) | 3,090 | 3,090 |
| | | **655,759** |
| **Puerto Rico 0.1%** | | |
| **Puerto Rico Highway and Transportation Auth** | | |
| Subordinated RB Series 2003<br>3.96%, 07/06/06 (a)(b)(c)(d) | 1,800 | 1,800 |
| **Puerto Rico Infrastructure Financing Auth** | | |
| Special Tax Refunding RB Series 2005C<br>3.98%, 07/06/06 (a)(b)(c)(d) | 3,995 | 3,995 |
| | | **5,795** |
| **Rhode Island 1.0%** | | |
| **Rhode Island Economic Development Corp** | | |
| Airport RB Series 2005A<br>4.05%, 07/06/06 (a)(b)(c)(d) | 6,180 | 6,180 |
| Airport Refunding RB Series 2005C<br>4.01%, 07/06/06 (a)(b)(c)(d) | 6,980 | 6,980 |
| **Rhode Island Housing and Mortgage Finance Corp** | | |
| Homeownership Opportunity Bonds Series 1998-29A<br>4.12%, 07/06/06 (a)(c)(d) | 19,020 | 19,020 |
| **Rhode Island IDA** | | |
| IDRB (Greystone of Lincoln) Series 2000<br>4.20%, 07/06/06 (a)(b) | 1,400 | 1,400 |
| **Rhode Island Student Loan Auth** | | |
| RB Series 1995-1<br>4.03%, 07/05/06 (a)(b)(c) | 30,000 | 30,000 |
| RB Series 1996-1<br>4.03%, 07/05/06 (a)(b)(c) | 19,000 | 19,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB Series 1996-2<br>4.03%, 07/05/06 (a)(b)(c) | 20,000 | 20,000 |
| RB Series 1996-3<br>4.03%, 07/05/06 (a)(b)(c) | 23,000 | 23,000 |
| | | **125,580** |
| **South Carolina 1.1%** | | |
| **Beaufort-Jasper Higher Education Commission**<br>Student Housing RB (University of South Carolina-Beaufort Student Housing) Series 2005<br>3.99%, 07/06/06 (a)(b) | 16,540 | 16,540 |
| **Berkeley Cnty SD**<br>School Building Bonds Series 2002<br>4.01%, 07/05/06 (a)(b)(c)(d) | 7,575 | 7,575 |
| **Charleston Water and Sewer**<br>Capital Improvement RB Series 2006B<br>4.00%, 07/06/06 (a)(c) | 10,000 | 10,000 |
| **Florence Cnty Public Facilities Corp**<br>Refunding COP (Law Enforcement and Civic Centers) Series 2003<br>4.02%, 07/06/06 (a)(b)(c) | 22,600 | 22,600 |
| **Greenville IDA**<br>IDRB (Stevens Aviation Technical Services) Series 1997<br>4.08%, 07/06/06 (a)(b) | 3,500 | 3,500 |
| **South Carolina Housing and Development Auth**<br>M/F Rental Housing RB (Ashley Apts) Series 1999<br>4.04%, 07/05/06 (a)(b) | 3,895 | 3,895 |
| M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B1<br>4.04%, 07/05/06 (a)(b) | 5,755 | 5,755 |
| M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C1<br>4.04%, 07/05/06 (a)(b) | 1,960 | 1,960 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A<br>4.01%, 07/05/06 (a)(b) | 7,735 | 7,735 |
| **South Carolina Jobs Economic Development Auth**<br>RB (Holcim) Series 2003<br>4.12%, 07/06/06 (a)(b) | 6,250 | 6,250 |
| **South Carolina Public Service Auth**<br>Revenue Obligations Series 2006A<br>4.00%, 07/06/06 (a)(b)(c)(d) | 6,000 | 6,000 |
| **South Carolina Transportation Infrastructure Bank**<br>RB Series 1999A<br>2.98%, 07/06/06 (a)(b)(c)(d) | 22,610 | 22,610 |
| Refunding RB Series 2005A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 28,940 | 28,940 |
| **Spartanburg Cnty IDA**<br>Refunding IDRB (Bemis Co) Series 1991<br>4.03%, 07/06/06 (a)(b) | 4,750 | 4,750 |
| | | **148,110** |
| **South Dakota 0.3%** | | |
| **South Dakota Health and Educational Facilities Auth**<br>RB (McKenna Hospital) Series 1994<br>4.02%, 07/07/06 (a)(b)(c) | 26,330 | 26,330 |
| **South Dakota Housing Development Auth**<br>Homeownership Mortgage Bonds Series 2004G<br>4.03%, 07/05/06 (a)(c) | 11,000 | 11,000 |
| M/F Housing RB (Harmony Heights) Series 2001<br>4.10%, 07/06/06 (a)(b) | 6,500 | 6,500 |
| | | **43,830** |
| **Tennessee 4.4%** | | |
| **Bristol Health and Educational Facilities Board**<br>RB (King College) Series 2001<br>4.00%, 07/06/06 (a)(b) | 6,050 | 6,050 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Carter Cnty IDB** | | |
| M/F Housing Refunding RB (Willow Run Apts) Series 1990 | | |
| 4.10%, 07/07/06 *(a)(b)* | 6,675 | 6,675 |
| **Chattanooga Health, Education and Housing Facility Board** | | |
| RB (Baylor School) Series 1996 | | |
| 3.99%, 07/05/06 *(a)(b)* | 1,335 | 1,335 |
| THA Program RB (Cumberland Medical Center) Series 2004A | | |
| 3.98%, 07/06/06 *(a)(b)* | 45,670 | 45,670 |
| **Clarksville Public Build Auth** | | |
| Pooled Financing RB (Tennessee Municipal Bond Fund) Series 2001 | | |
| 4.05%, 07/03/06 *(a)(b)* | 6,320 | 6,320 |
| Pooled Financing RB (Tennessee Municipal Bond Fund) Series 2003 | | |
| 4.05%, 07/03/06 *(a)(b)* | 1,745 | 1,745 |
| Pooled Financing RB (Tennessee Municipal Bond Fund) Series 1997 | | |
| 4.00%, 07/06/06 *(a)(b)* | 3,955 | 3,955 |
| **Franklin Cnty IDB** | | |
| IDRB (Hi-Tech) Series 1997 | | |
| 4.05%, 07/05/06 *(a)(b)* | 3,300 | 3,300 |
| **Grundy Cnty IDB** | | |
| Limited Obligation RB (Toyo Seat USA Corp) Series 2001 | | |
| 4.17%, 07/06/06 *(a)(b)* | 2,810 | 2,810 |
| **Hendersonville IDB** | | |
| Refunding IDRB (Betty Machine Co) Series 2001 | | |
| 4.04%, 07/05/06 *(a)(b)* | 3,345 | 3,345 |
| **Jackson Health, Educational and Housing Facility Board** | | |
| M/F Housing RB (Patrician Terrace Apts) Series 2005 | | |
| 4.02%, 07/06/06 *(a)(b)* | 2,400 | 2,400 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Jackson IDB** | | |
| Solid Waste Facility Bonds (Ameristeel Corp) Series 1997 | | |
| 4.05%, 07/06/06 *(a)(b)* | 3,800 | 3,800 |
| **McMinn Cnty IDA** | | |
| Solid Waste Disposal Facilities RB (Bowater) Series 1999 | | |
| 4.03%, 07/06/06 *(a)(b)* | 13,500 | 13,500 |
| **Memphis** | | |
| Electric System Subordinate RB Series 2003A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 2,800 | 2,800 |
| **Metropolitan Government of Nashville and Davidson Cnty Health and Educational Facilities Board** | | |
| RB (Ensworth School) Series 2002 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,525 | 7,525 |
| M/F Housing RB (Burning Tree Apts) Series 2005 | | |
| 4.02%, 07/06/06 *(a)(b)* | 8,815 | 8,815 |
| M/F Housing RB (Chippington Tower Apts I & II) Series 2005 | | |
| 4.09%, 07/06/06 *(a)(b)* | 13,500 | 13,500 |
| M/F Housing Refunding RB (Brentwood Oaks Apts) Series 1991 | | |
| 4.00%, 07/06/06 *(a)(b)* | 10,220 | 10,220 |
| RB (Ascension Health Credit Group) Series 2001B1 | | |
| 2.85%, 08/03/06 *(a)* | 35,000 | 35,000 |
| **Metropolitan Government of Nashville and Davidson Cnty IDB** | | |
| Educational Facilites Refunding RB (David Lipscomb University) Series 2003 | | |
| 3.99%, 07/05/06 *(a)(b)* | 7,900 | 7,900 |
| M/F Housing RB (Arbor Crest) Series 1985B | | |
| 4.00%, 07/06/06 *(a)(b)* | 12,750 | 12,750 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| M/F Housing RB (Arbor Knoll) Series 1985A 4.00%, 07/06/06 (a)(b) | 13,400 | 13,400 |
| **Metropolitan Nashville Airport Auth** Passenger Facility Charge Refunding Bonds Series 2003 4.04%, 07/05/06 (a)(b) | 5,600 | 5,600 |
| **Montgomery Cnty Public Building Auth** Pooled Financing RB (Tennessee Cnty Loan Pool) Series 2002 4.05%, 07/03/06 (a)(b) | 9,440 | 9,440 |
| **Sevier Cnty Public Building Auth** Public Improvement Bonds Series 1995C1 4.00%, 07/06/06 (a)(b)(c) | 2,570 | 2,570 |
| Public Improvement Bonds Series 1996E4 4.00%, 07/06/06 (a)(b)(c) | 1,960 | 1,960 |
| Public Improvement Bonds Series 1996E5 4.00%, 07/06/06 (a)(b)(c) | 1,135 | 1,135 |
| Public Improvement Bonds Series 1996II-C 4.00%, 07/06/06 (a)(b)(c) | 700 | 700 |
| **Shelby Cnty Health, Education and Housing Facility Board** M/F Housing RB (TUP I) Series 1997A 4.12%, 07/05/06 (a)(b) | 5,000 | 5,000 |
| RB (Rhodes College) Series 2000 3.99%, 07/06/06 (a)(b) | 9,465 | 9,465 |
| RB (St Benedict at Auburndale High School) Series 2003 4.00%, 07/06/06 (a)(b) | 4,880 | 4,880 |
| RB (The Hutchison School) Series 2005 3.99%, 07/06/06 (a)(b) | 10,000 | 10,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Tennergy Corp** Gas RB Series 2006A 4.03%, 07/06/06 (a)(b)(c)(d) | 115,000 | 115,000 |
| **Tennessee** GO TECP Series A 3.57%, 08/07/06 | 30,000 | 30,000 |
| 3.64%, 08/10/06 | 50,000 | 50,000 |
| 3.58%, 08/14/06 | 20,000 | 20,000 |
| 3.77%, 08/14/06 | 2,800 | 2,800 |
| **Tennessee Housing Development Agency** Homeownership Program Bonds Series 2001-1C 4.10%, 07/06/06 (a)(c)(d) | 5,650 | 5,650 |
| **Volunteer Student Loan Funding Corp** RB Series 1987A1 4.04%, 07/05/06 (a)(b) | 15,000 | 15,000 |
| RB Series 1987A2 4.04%, 07/05/06 (a)(b) | 13,700 | 13,700 |
| RB Series 1987A3 4.04%, 07/05/06 (a)(b) | 59,700 | 59,700 |
| | | **575,415** |
| **Texas 16.2%** | | |
| **Alvin Independent SD** Unlimited Schoolhouse RB Series 2005 4.01%, 07/06/06 (a)(b)(c)(d) | 6,175 | 6,175 |
| **Amarillo Health Facility Corp** Refunding RB (Evangelical Lutheran Good Samaritan Society) Series 1997 4.02%, 07/06/06 (a)(b) | 3,155 | 3,155 |
| **Austin** Water and Wastewater Refunding RB Series 2001 A&B 4.01%, 07/05/06 (a)(b)(c)(d) | 6,425 | 6,425 |
| Electric Utility System Refunding RB Series 2006 4.01%, 07/06/06 (a)(b)(c) | 28,275 | 28,275 |
| Public Improvement Bonds Series 2000 4.02%, 07/06/06 (a)(c)(d) | 6,000 | 6,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Water and Wastewater<br>Refunding Bonds<br>Series 2001 A&B<br>4.01%, 07/06/06 *(a)(b)(c)* | 4,600 | 4,600 |
| **Austin Convention Enterprises Inc**<br>Hotel Second Tier RB (Texas Convention Center)<br>Series 2001B<br>4.03%, 07/06/06 *(a)(b)(c)(d)* | 9,325 | 9,325 |
| **Austin Electric, Water and Sewer System**<br>Water and Wastewater Refunding RB Series 2005<br>4.01%, 07/06/06 *(a)(b)(c)* | 3,025 | 3,025 |
| **Bexar County Housing Finance Corp**<br>M/F Housing RB (Villages at Lost Creek Apts)<br>Series 2006A1<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 9,160 | 9,160 |
| **Brazos River Auth**<br>Pollution Control Refunding RB (TXU Electric Co)<br>Series 2001D1<br>4.02%, 07/05/06 *(a)(b)* | 14,300 | 14,300 |
| **Brownville Utility System**<br>Revenue Improvement and Refunding Bonds<br>Series 2005A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,985 | 6,985 |
| **Collin Cnty HFA**<br>M/F Housing RB (Huntington Apts) Series 1996<br>4.07%, 07/06/06 *(a)(b)* | 6,150 | 6,150 |
| **Cypress-Fairbanks Independent SD**<br>Schoolhouse and Refunding Bonds Series 2006<br>4.01%, 07/06/06 *(a)(b)(c)* | 33,080 | 33,080 |
| **Dallas**<br>GO Bonds Series 2005<br>4.01%, 07/06/06 *(a)(c)* | 37,105 | 37,105 |
| Waterworks and Sewer System CP Series B<br>3.60%, 08/07/06 *(c)* | 26,770 | 26,770 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Dallas Area Rapid Transit**<br>Sr Lien Sales Tax RB<br>Series 2001<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 16,130 | 16,130 |
| **Dallas Fort Worth International Airport**<br>Joint Improvement and Refunding RB Series 2001A<br>4.04%, 07/06/06 *(a)(b)(c)(d)* | 4,000 | 4,000 |
| Joint Improvement and Refunding RB Series 2002A<br>4.05%, 07/06/06 *(a)(b)(c)(d)* | 8,995 | 8,995 |
| Joint Improvement RB Series 2003A<br>4.05%, 07/06/06 *(a)(b)(c)(d)* | 14,990 | 14,990 |
| Joint RB Series 2003A<br>4.04%, 07/06/06 *(a)(b)(c)(d)* | 2,500 | 2,500 |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 6,370 | 6,370 |
| **Dallas Independent SD**<br>Unlimited Tax School Building Bonds Series 2006<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 14,575 | 14,575 |
| **Dallas Water and Sewer Utilities**<br>Refunding and Improvement RB Series 2006<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 6,500 | 6,500 |
| **Denton Utility System**<br>RB Series 2000A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,230 | 5,230 |
| **Duncanville Independent SD**<br>Unlimited Tax Refunding Bonds Series 2005<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,355 | 10,355 |
| **El Paso**<br>GO Bonds Series 2006<br>4.00%, 07/06/06 *(a)(b)(c)* | 4,000 | 4,000 |
| Water and Sewer Refunding RB Series 1998<br>4.12%, 07/06/06 *(a)(b)(c)(d)* | 8,455 | 8,455 |
| **El Paso Cnty Hospital District**<br>Combination Tax and Revenue Certificates of Obligation<br>Series 2005<br>4.00%, 07/06/06 *(a)(b)(c)* | 6,500 | 6,500 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Garland Independent SD** | | |
| Unlimited Tax School Building<br>  Bonds Series 2004B | | |
| 3.72%, 06/15/07 *(a)(b)(c)* | 7,125 | 7,108 |
| **Goose Creek Consolidated**<br>**Independent SD** | | |
| Unlimited Tax Schoolhouse and<br>  Refunding Bonds<br>  Series 2006 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 19,975 | 19,975 |
| **Grand Prairie IDA** | | |
| IDRB (NTA Leasing Co)<br>  Series 1994 | | |
| 4.12%, 07/05/06 *(a)(b)* | 1,155 | 1,155 |
| **Grapevine IDA** | | |
| Airport Improvement RB<br>  (Simuflite Training<br>  International) Series 1983A | | |
| 3.65%, 04/02/07 *(a)(b)* | 19,000 | 19,000 |
| **Greater East Texas Student**<br>**Loan Corp** | | |
| RB Series 1992B | | |
| 2.85%, 07/03/06 *(a)(b)* | 14,000 | 14,000 |
| RB Series 1995B | | |
| 2.85%, 07/03/06 *(a)(b)* | 10,000 | 10,000 |
| RB Series 1992B | | |
| 4.02%, 07/06/06 *(a)(b)* | 30,200 | 30,200 |
| Refunding RB Series 1993A | | |
| 4.02%, 07/06/06 *(a)(b)* | 48,150 | 48,150 |
| Refunding RB Series 1993B | | |
| 4.02%, 07/06/06 *(a)(b)* | 23,400 | 23,400 |
| **Greater Texas Student Loan**<br>**Corp** | | |
| RB Series 1998A | | |
| 4.02%, 07/06/06 *(a)(b)* | 10,250 | 10,250 |
| **Gulf Coast IDA** | | |
| IDRB (Gruma Corp)<br>  Series 1994 | | |
| 4.07%, 07/05/06 *(a)(b)* | 6,440 | 6,440 |
| **Harris Cnty** | | |
| Jr Lien Special RB (Rodeo)<br>  Series 2001C | | |
| 4.03%, 07/06/06 *(a)(b)(c)* | 1,800 | 1,800 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Permanent Improvement<br>  Refunding Bonds<br>  Series 2004A | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 21,065 | 21,065 |
| Toll Road Sr Lien Refunding RB<br>  Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,470 | 6,470 |
| **Harris Cnty Flood Control**<br>**District** | | |
| Contract Tax TECP Series F | | |
| 3.61%, 07/18/06 *(b)* | 26,105 | 26,105 |
| 3.57%, 08/04/06 *(b)* | 14,690 | 14,690 |
| 3.64%, 08/10/06 *(b)* | 16,000 | 16,000 |
| **Harris Cnty Health Facility**<br>**Development Corp** | | |
| RB (SCH Health Care)<br>  Series 1997B | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 14,850 | 14,850 |
| **Harris Cnty HFA** | | |
| M/F Housing RB (Dominion<br>  Square Apts) Series 2000 | | |
| 4.09%, 07/06/06 *(a)(b)* | 2,825 | 2,825 |
| M/F Housing RB (Village At<br>  Cornerstone Apts)<br>  Series 2004 | | |
| 4.02%, 07/06/06 *(a)(b)* | 8,360 | 8,360 |
| **Hays Consolidated**<br>**Independent SD** | | |
| Unlimited Tax Refunding Bonds<br>  Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 3,685 | 3,685 |
| **Hockley IDA** | | |
| Pollution Control RB (AMOCO)<br>  Series 1983 | | |
| 3.20%, 09/01/06 *(a)* | 52,000 | 51,931 |
| **Houston** | | |
| Public Improvement Refunding<br>  Bonds Series 1998A | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 21,655 | 21,655 |
| Water and Sewer System Jr<br>  Lien Refunding RB<br>  Series 2002A | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 6,530 | 6,530 |
| TRAN Series 2006 | | |
| 3.69%, 06/29/07 | 17,000 | 17,130 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Houston Combined Utility System** | | |
| First Lien Refunding RB Series 2004A 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,330 | 5,330 |
| First Lien Refunding RB Series 2005A 3.65%, 07/06/06 *(a)(b)(c)(d)* | 15,190 | 15,190 |
| **Houston Higher Education Finance Corp** | | |
| Higher Education Refunding RB (Rice University) Series 2006A 3.90%, 07/05/06 *(a)(c)* | 21,600 | 21,600 |
| **Houston Independent SD** | | |
| Limited Tax School Building Bonds Series 2005 4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,730 | 5,730 |
| Limited Tax Schoolhouse and Refunding Bonds Series 2003 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,290 | 5,290 |
| Limited Tax Schoolhouse Bonds Series 2004 3.63%, 06/15/07 *(a)(b)(c)* | 50,000 | 50,000 |
| **Jewett Economic Development Corp** | | |
| IDRB (Nucor Corp) Series 2003 4.05%, 07/05/06 *(a)* | 6,200 | 6,200 |
| **Katy Independent SD** | | |
| Unlimited Tax School Building Bonds Series 2000A 4.02%, 07/06/06 *(a)(b)(c)(d)* | 10,145 | 10,145 |
| **Keller Independent SD** | | |
| Unlimited Tax School Building and Refunding Bonds Series 2005 4.00%, 07/06/06 *(a)(b)(c)(d)* | 4,810 | 4,810 |
| **Lavaca-Navidad River Auth** | | |
| Water Supply System Contract RB (Formosa Plastics Corp) Series 1990 4.06%, 07/05/06 *(a)(b)(d)(e)* | 13,600 | 13,600 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Leander Independent SD** | | |
| Unlimited Tax School Building and Refunding Bonds Series 2003 4.02%, 07/06/06 *(a)(b)(c)(d)* | 10,000 | 10,000 |
| **Lower Colorado River Auth** | | |
| Refunding RB Series 1999A 4.02%, 07/06/06 *(a)(b)(c)(d)* | 10,770 | 10,770 |
| **Lower Neches River Auth** | | |
| Exempt Facilities Refunding RB (Exxon Mobil) Series 2001A 3.88%, 07/03/06 *(a)* | 7,000 | 7,000 |
| **Mansfield IDA** | | |
| IDRB (Southern Champion Tray) Series 1999 4.04%, 07/05/06 *(a)(b)* | 1,600 | 1,600 |
| **Matagorda Cnty Navigation District No.1** | | |
| Refunding RB (Houston Lighting and Power Co) 4.06%, 07/05/06 *(a)(b)(c)(d)* | 6,950 | 6,950 |
| **Midland College District** | | |
| GO Bonds Series 2005 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,540 | 5,540 |
| **Midlothian Independent SD** | | |
| Unlimited Tax School Building and Refunding Bonds Series 2004 4.02%, 07/06/06 *(a)(b)(c)(d)* | 8,840 | 8,840 |
| **North East Independent SD** | | |
| Unlimited Tax Refunding Bonds Series 2005 4.01%, 07/06/06 *(a)(b)(c)(d)* | 1,980 | 1,980 |
| Unlimited Tax School Building Bonds Series 2004 4.00%, 07/06/06 *(a)(b)(c)(d)* | 14,000 | 14,000 |
| **North Texas Higher Education Auth** | | |
| Student Loan RB Series 1998 4.04%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| Student Loan RB Series 2005A 4.05%, 07/05/06 *(a)(b)(c)* | 20,600 | 20,600 |
| Student Loan RB Series 2005C 4.05%, 07/05/06 *(a)(b)* | 50,000 | 50,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **North Texas Municipal Water District** Water System RB Series 2006 4.01%, 07/06/06 *(a)(b)(c)(d)* | 22,895 | 22,895 |
| **Northwest Independent SD** Unlimited Tax Refunding Bonds Series 2005 4.00%, 07/06/06 *(a)(b)(c)(d)* | 29,215 | 29,215 |
| **Panhandle Plains Higher Education Auth** Student Loan RB Series 1991A 4.03%, 07/05/06 *(a)(b)(c)* | 32,400 | 32,400 |
| Student Loan RB Series 1992A 4.03%, 07/05/06 *(a)(b)(c)* | 19,100 | 19,100 |
| Student Loan RB Series 1993A 4.03%, 07/05/06 *(a)(b)(c)* | 21,700 | 21,700 |
| **Port Arthur Independent SD** Unlimited Tax School Building Bonds Series 2005 4.02%, 07/06/06 *(a)(b)(c)(d)* | 23,395 | 23,395 |
| **San Antonio** Airport System Revenue Improvement Bonds Series 2002 4.05%, 07/06/06 *(a)(b)(c)(d)* | 9,240 | 9,240 |
| Electric and Gas Systems RB New Series 2005 4.01%, 07/06/06 *(a)(b)(c)* | 3,000 | 3,000 |
| **San Antonio Empowerment Zone Development Corp** Contract RB (Drury Southwest Hotel) Series 2005 4.05%, 07/06/06 *(a)(b)* | 10,450 | 10,450 |
| **San Antonio IDA** IDRB (Gruma Corp) Series 1994 4.07%, 07/05/06 *(a)(b)* | 4,095 | 4,095 |
| **Spring Independent SD** Unlimited Tax Schoolhouse Bonds Series 2005 4.00%, 07/06/06 *(a)(b)(c)(d)* | 13,805 | 13,805 |
| **Texas** GO Refunding Bonds (College Student Loan) Series 2003 2.85%, 07/03/06 *(a)(c)* | 30,630 | 30,630 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| GO Bonds (Veterans' Housing Assistance Program-Fund II) Series 2002A2 4.03%, 07/05/06 *(a)(c)(d)* | 6,000 | 6,000 |
| GO Bonds (Veterans' Housing Assistance Program-Fund II) Series 2005A 4.02%, 07/05/06 *(a)(c)* | 16,200 | 16,200 |
| TRAN Series 2005 3.50%, 08/31/06 | 519,310 | 520,296 |
| Transportation Commission GO Mobility Fund Bonds Series 2006 3.58%, 04/01/07 | 18,350 | 18,441 |
| **Texas A&M Board of Regents** Permanent University Fund Bonds Series 1998 4.00%, 07/06/06 *(a)(c)(d)* | 15,000 | 15,000 |
| Permanent University Fund Bonds Series 2004B 4.01%, 07/06/06 *(a)(c)(d)* | 6,500 | 6,500 |
| **Texas Dept of Housing and Community Affairs** M/F Housing RB (Canal Place Apts) Series 2005A 4.05%, 07/05/06 *(a)(b)* | 15,000 | 15,000 |
| M/F Housing RB (Creek Point Apts) Series 2000 4.02%, 07/05/06 *(a)(b)* | 6,685 | 6,685 |
| M/F Housing RB (Atascocita Pines Apts) Series 2005 4.05%, 07/06/06 *(a)(b)* | 11,900 | 11,900 |
| M/F Housing RB (Bristol Apts) Series 2004 4.02%, 07/06/06 *(a)(b)* | 8,625 | 8,625 |
| M/F Housing RB (Lafayette Village Apts) Series 2005 4.05%, 07/06/06 *(a)(b)* | 7,100 | 7,100 |
| M/F Housing RB (Montgomery Pines Apts) Series 2004 4.02%, 07/06/06 *(a)(b)* | 12,300 | 12,300 |
| M/F Housing RB (Pinnacle Apts) Series 2004 4.02%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Tower Ridge Apts) Series 2005<br>4.09%, 07/06/06 *(a)(b)* | 15,000 | 15,000 |
| Residential Mortgage RB Series 1998A<br>4.12%, 07/06/06 *(a)(c)(d)* | 14,950 | 14,950 |
| Residential Mortgage Refunding RB Series 2003A<br>4.04%, 07/06/06 *(a)(c)(d)* | 10,000 | 10,000 |
| S/F Mortgage RB Series 2002 A&B<br>4.05%, 07/06/06 *(a)(b)(c)(d)* | 4,115 | 4,115 |
| S/F Mortgage RB Series 2004D<br>4.01%, 07/06/06 *(a)(b)(c)* | 23,400 | 23,400 |
| **Texas Dept of Transportation**<br>GO Mobility Funds Series 2006<br>4.01%, 07/06/06 *(a)(c)* | 6,805 | 6,805 |
| State Highway Fund First Tier RB Series 2006A<br>4.01%, 07/06/06 *(a)(c)* | 26,125 | 26,125 |
| **Texas Municipal Gas Corp**<br>Sr Lien Gas Reserve RB Series 1998<br>3.97%, 07/05/06 *(a)(b)(c)* | 1,790 | 1,790 |
| **Texas State Affordable Housing Corp**<br>S/F Mortgage RB (Professional Educators Home Loan Program) Series 2006A<br>4.06%, 07/05/06 *(a)(b)(c)(d)* | 17,784 | 17,784 |
| **Texas State University System Board of Regents**<br>Revenue Financing System RB Series 2006<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 19,410 | 19,410 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 8,130 | 8,130 |
| **Texas Transportation Commission**<br>Mobility Fund Bonds Series 2005A<br>4.01%, 07/06/06 *(a)(c)(d)* | 64,860 | 64,860 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Trinity River Auth**<br>Solid Waste Disposal RB (Community Waste Disposal) Series 1999<br>4.03%, 07/05/06 *(a)(b)* | 3,410 | 3,410 |
| Improvement and Refunding RB Series 2005<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,380 | 10,380 |
| **University of Texas**<br>Permanent University Fund Flexible Rate Notes Series A<br>3.38%, 08/08/06 | 21,300 | 21,300 |
| | | **2,114,510** |
| **Utah 0.9%** | | |
| **Intermountain Power Agency**<br>Power Supply Refunding RB Series 1996C<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 15,330 | 15,330 |
| Power Supply Refunding RB Series 1998A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 9,995 | 9,995 |
| **Salt Lake City**<br>Hospital RB (IHC Health Services) Series 2001<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 26,730 | 26,730 |
| **University of Utah**<br>Student Loan RB Series 1993A<br>4.05%, 07/05/06 *(a)(b)* | 5,000 | 5,000 |
| Refunding RB (Auxiliary and Campus Facilities) Series 1998A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 30,060 | 30,060 |
| **Utah Building Ownership Auth**<br>Lease Refunding RB Series 1998C<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 9,695 | 9,695 |
| **Utah State Board of Regents**<br>Student Loan RB Series 2005W<br>4.05%, 07/05/06 *(a)(b)(c)* | 25,280 | 25,280 |
| | | **122,090** |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Vermont 0.1%** | | |
| **Vermont Economic Development Auth**<br>IDRB (Agri-Mark)<br>Series 1999A<br>4.07%, 07/06/06 *(a)(b)* | 17,000 | 17,000 |
| IDRB (Agri-Mark)<br>Series 1999B<br>4.07%, 07/06/06 *(a)(b)* | 1,000 | 1,000 |
| | | **18,000** |
| **Virginia 0.4%** | | |
| **Arlington Cnty IDA**<br>M/F Housing RB (Gates of Ballston Apts) Series 2005<br>4.04%, 07/05/06 *(a)(b)* | 14,500 | 14,500 |
| **King George Cnty**<br>Solid Waste Disposal Facility RB (Garnet) Series 1996<br>4.05%, 07/06/06 *(a)(b)* | 3,700 | 3,700 |
| **Montgomery Cnty IDA**<br>RB (Virginia Tech Foundation) Series 2001B<br>4.07%, 07/06/06 *(a)(b)* | 695 | 695 |
| **Newport News IDA**<br>RB (CNU Warwick Student Apts) Series 2004<br>4.00%, 07/06/06 *(a)(b)* | 4,300 | 4,300 |
| **Norfolk**<br>Parking System Refunding RB Series 2000B<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 9,450 | 9,450 |
| **Norfolk Redevelopment and Housing Auth**<br>RB (E2F Student Housing I) Series 2005<br>4.00%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| **Portsmouth Redevelopment and Housing Auth**<br>M/F Housing RB (Churchland North Apts) Series 1999<br>4.04%, 07/05/06 *(a)(b)* | 6,235 | 6,235 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Virginia Beach Development Auth**<br>M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999<br>4.04%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| **Virginia Port Auth**<br>RB (2002 Resolution) Series 2005A<br>4.04%, 07/06/06 *(a)(b)(c)(d)* | 2,630 | 2,630 |
| | | **52,510** |
| **Washington 4.9%** | | |
| **Cacade Water Alliance**<br>Water System RB Series 2006<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 8,685 | 8,685 |
| **Central Puget Sound Regional Transit Auth**<br>Sales Tax RB Series 2005A<br>3.45%, 07/06/06 *(a)(b)(c)(d)* | 7,951 | 7,951 |
| **Clark Cnty SD**<br>No.37 (Vancouver) Unlimited Tax Deferred Interest GO Bonds Series 2001C<br>4.04%, 07/06/06 *(a)(b)(c)(d)* | 15,245 | 15,245 |
| **Douglas Cnty Development Corp**<br>RB (Executive Flight) Series 1998<br>4.05%, 07/06/06 *(a)(b)* | 6,100 | 6,100 |
| **Eatonville SD No.404**<br>Unlimited Tax GO Bonds Series 2006<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 8,745 | 8,745 |
| **Energy Northwest**<br>Electric Refunding RB (Columbia Generating Station) Series 2006A<br>4.01%, 07/06/06 *(a)(c)* | 20,670 | 20,670 |
| Refunding Electric RB (Columbia Generating Station No.3) Series 2001A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 29,700 | 29,700 |
| Refunding Electric RB (Project No.1) Series 2002A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 35,605 | 35,605 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Refunding Electric RB (Project No.3) Series 2003A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 8,690 | 8,690 |
| Project 1 Electric Refunding RB Series 2006A<br>3.70%, 07/01/07 | 15,000 | 15,189 |
| **Everett IDA**<br>Exempt Facilities RB (Kimberly-Clark Corp) Series 2002<br>4.05%, 07/05/06 (a) | 3,200 | 3,200 |
| RB (Partners Trust I/Synsor) Series 1996<br>4.05%, 07/05/06 (a)(b) | 3,100 | 3,100 |
| **Fairfax Cnty Economic Development Auth**<br>RB (Laurel Hill Public Facilities) Series 2003<br>3.54%, 07/06/06 (a)(c)(d) | 5,420 | 5,420 |
| **King Cnty**<br>Sewer Refunding RB Series 2006<br>4.00%, 07/06/06 (a)(b)(c)(d) | 7,670 | 7,670 |
| **King Cnty Rural Library District**<br>Unlimited Tax GO Bonds Series 2005<br>4.01%, 07/06/06 (a)(b)(c)(d) | 11,555 | 11,555 |
| **Olympia**<br>Solid Waste RB (LeMay Enterprises) Series 1999<br>4.03%, 07/05/06 (a)(b) | 5,075 | 5,075 |
| **Pierce Cnty**<br>IDRB (McFarland Cascade) Series 1996<br>4.07%, 07/06/06 (a)(b) | 3,945 | 3,945 |
| Unlimited Tax GO Bonds Series 2001<br>2.98%, 07/06/06 (a)(b)(c)(d) | 43,655 | 43,655 |
| **Pierce Cnty Economic Development Corp**<br>RB (Flex-A-Lite Consolidated) Series 1996<br>4.05%, 07/05/06 (a)(b) | 2,100 | 2,100 |
| RB (K&M Holdings II) Series 1997<br>4.09%, 07/05/06 (a)(b) | 1,300 | 1,300 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste RB (LeMay Enterprises) Series 1999<br>4.03%, 07/05/06 (a)(b) | 1,645 | 1,645 |
| **Port of Centralia IDA**<br>Solid Waste RB (LeMay Enterprises) Series 1999<br>4.03%, 07/05/06 (a)(b) | 1,035 | 1,035 |
| **Port of Moses Lake Public Corp**<br>RB (National Frozen Foods Corp) Series 1997<br>4.00%, 07/05/06 (a)(b) | 1,000 | 1,000 |
| **Port of Seattle**<br>Special Facility RB (Terminal 18) Series 1999B<br>4.06%, 07/05/06 (a)(b)(c)(d) | 49,795 | 49,795 |
| Subordinate Lien RB Series 2005<br>4.05%, 07/05/06 (a)(b) | 8,500 | 8,500 |
| RB Series 2001B<br>4.04%, 07/06/06 (a)(b)(c)(d) | 4,430 | 4,430 |
| RB Series 2003A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 1,000 | 1,000 |
| Subordinate Lien RB Series 1999B<br>4.04%, 07/06/06 (a)(b)(c)(d) | 2,875 | 2,875 |
| **Port of Tacoma**<br>RB Series 2005<br>4.04%, 07/06/06 (a)(b)(c)(d) | 6,280 | 6,280 |
| **Seattle**<br>Drainage and Wastewater Refunding RB Series 2002<br>4.01%, 07/06/06 (a)(b)(c)(d) | 6,875 | 6,875 |
| **Seattle Housing Auth**<br>RB (Casa Pacifica Apts) Series 1997<br>4.05%, 07/05/06 (a)(b) | 2,850 | 2,850 |
| RB (CHHIP and HRG) Series 1996<br>4.05%, 07/05/06 (a)(b) | 3,335 | 3,335 |
| **Snohomish Cnty Public Utility District No.1**<br>Electric System Refunding RB Series 2005A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 7,425 | 7,425 |

*See financial notes.*   53

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Tacoma Housing Auth** | | |
| RB (Crown Assisted Living) Series 1998 4.04%, 07/05/06 (a)(b) | 3,010 | 3,010 |
| **Washington** | | |
| GO Bonds Series 1998C 4.02%, 07/06/06 (a)(c)(d) | 12,150 | 12,150 |
| GO Bonds Series 2000B 4.02%, 07/06/06 (a)(c)(d) | 13,380 | 13,380 |
| GO Bonds Series 2003A 4.02%, 07/06/06 (a)(b)(c)(d) | 5,170 | 5,170 |
| Motor Vehicle Fuel Tax GO Bonds Series 2006B 4.01%, 07/06/06 (a)(b)(c)(d) | 2,500 | 2,500 |
| Unlimited GO Bonds Series B 4.02%, 07/06/06 (a)(b)(c)(d) | 30,485 | 30,485 |
| Various Purpose GO Bonds Series 2005D 4.01%, 07/06/06 (a)(b)(c)(d) | 9,415 | 9,415 |
| Various Purpose GO Bonds Series 2006D 4.00%, 07/06/06 (a)(b)(c) | 8,660 | 8,660 |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 11,360 | 11,360 |
| Various Purpose GO Refunding Bonds Series R-2005A 4.01%, 07/06/06 (a)(b)(c) | 2,880 | 2,880 |
| **Washington Economic Development Finance Auth** | | |
| Lease RB (Washington Biomedical Research Properties II) Series 2005E 4.01%, 07/05/06 (a)(b)(c)(d) | 14,620 | 14,620 |
| RB (Hunter Douglas) Series 1997A 4.04%, 07/05/06 (a)(b) | 3,500 | 3,500 |
| Solid Waste Disposal RB (Cedar Grove Composting) Series 2004B 4.03%, 07/05/06 (a)(b) | 5,600 | 5,600 |
| Solid Waste Disposal RB (Lemay Enterprises) Series 2005B 4.03%, 07/05/06 (a)(b) | 5,665 | 5,665 |
| Solid Waste Disposal RB (Waste Management) Series 2000C 4.05%, 07/05/06 (a)(b) | 5,500 | 5,500 |
| Solid Waste Disposal RB (Waste Management) Series 2000H 4.05%, 07/05/06 (a)(b) | 6,825 | 6,825 |
| Solid Waste Disposal RB (Waste Management) Series 2000I 4.03%, 07/05/06 (a)(b) | 10,240 | 10,240 |
| 4.05%, 07/05/06 (a)(b) | 7,235 | 7,235 |
| IDRB (Tonkin Building Associates) Series 1997A 4.07%, 07/06/06 (a)(b) | 1,000 | 1,000 |
| Solid Waste Disposal RB (Waste Management) Series 2005D 4.05%, 07/06/06 (a)(b) | 9,000 | 9,000 |
| **Washington Health Care Facilities Auth** | | |
| RB (Yakima Valley Farm Workers Clinic) Series 1997 4.00%, 07/05/06 (a)(b) | 2,800 | 2,800 |
| **Washington Housing Finance Commission** | | |
| M/F RB (Cedar Ridge Retirement) Series 2005A 4.07%, 07/03/06 (a)(b) | 5,030 | 5,030 |
| Non-Profit Refunding RB (Horizon House) Series 2005 3.99%, 07/03/06 (a)(b) | 11,725 | 11,725 |
| M/F Mortgage RB (Lake Washington Apts) Series 1996 4.05%, 07/05/06 (a)(b) | 7,850 | 7,850 |
| M/F Mortgage RB (Meridian Court Apts) Series 1996 4.02%, 07/05/06 (a)(b) | 6,700 | 6,700 |
| M/F Housing RB (Anchor Village Apts) Series 1997 4.02%, 07/06/06 (a)(b) | 10,750 | 10,750 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Brittany Park Phase II) Series 1998A 4.02%, 07/06/06 (a)(b) | 3,480 | 3,480 |
| M/F Housing RB (Brittany Park) Series 1996A 4.02%, 07/06/06 (a)(b) | 8,930 | 8,930 |
| M/F Housing RB (Fairwinds Redmond) Series 2005A 4.05%, 07/06/06 (a)(b) | 7,500 | 7,500 |
| M/F Housing RB (Highlander Apts) Series 2004A 4.02%, 07/06/06 (a)(b) | 7,000 | 7,000 |
| M/F Housing RB (Lakewood Meadows Apts) Series 2000A 4.02%, 07/06/06 (a)(b) | 3,140 | 3,140 |
| M/F Housing RB (Merrill Gardens at Queen Anne) Series 2004A 4.05%, 07/06/06 (a)(b) | 11,000 | 11,000 |
| M/F Housing RB (Merrill Gardens) Series 1997A 4.02%, 07/06/06 (a)(b) | 6,125 | 6,125 |
| M/F Housing RB (Rainier Court Apts) Series 2003A 4.02%, 07/06/06 (a)(b) | 12,750 | 12,750 |
| M/F Housing RB (Rosecreek Apts) Series 1998A 4.05%, 07/06/06 (a)(b) | 3,570 | 3,570 |
| M/F Housing RB (Silver Creek Apts) Series 2004 4.02%, 07/06/06 (a)(b) | 4,100 | 4,100 |
| M/F Housing RB (Vintage at Burien) Series 2004A 4.02%, 07/06/06 (a)(b) | 6,570 | 6,570 |
| M/F Housing RB (Woodrose Apts) Series 1999A 4.02%, 07/06/06 (a)(b) | 6,750 | 6,750 |
| M/F Mortgage RB (Canyon Lakes) Series 1993 4.10%, 07/06/06 (a)(b) | 4,130 | 4,130 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Yakima Cnty Public Corp** | | |
| RB (Michelsen Packaging) Series 1996 4.05%, 07/05/06 (a)(b) | 600 | 600 |
| IDRB (Cowiche Growers) Series 1998 4.05%, 07/06/06 (a)(b) | 2,200 | 2,200 |
| | | **641,540** |
| **West Virginia 0.7%** | | |
| **Braxton Cnty** | | |
| Solid Waste Disposal Refunding RB (Weyerhouser Co) Series 1998 4.07%, 07/06/06 (a)(b)(c) | 16,275 | 16,275 |
| **Marion Cnty** | | |
| Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B 4.07%, 07/05/06 (a)(b) | 18,525 | 18,525 |
| Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C 4.07%, 07/05/06 (a)(b) | 15,900 | 15,900 |
| Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D 4.07%, 07/05/06 (a)(b) | 3,000 | 3,000 |
| **West Virginia Housing Development Fund** | | |
| Housing Finance Bonds Series 2001D 4.01%, 07/06/06 (a)(c)(d) | 14,270 | 14,270 |
| **West Virginia State Hospital Finance Auth** | | |
| RB (Pallotine Health Services Inc) Series 2006 3.98%, 07/06/06 (a)(b) | 12,500 | 12,500 |
| **West Virginia Water Development Auth** | | |
| RB (Loan Program IV) Series 2005A 4.01%, 07/06/06 (a)(b)(c) | 14,470 | 14,470 |
| | | **94,940** |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Wisconsin 0.8%** | | |
| **Colburn IDA** | | |
| IDRB (Heartland Farms) Series 1994 4.15%, 07/06/06 *(a)(b)* | 5,100 | 5,100 |
| **Kenosha** | | |
| IDRB (Asyst Technologies) Series 1997 4.05%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| **Kimberly Area SD** | | |
| GO Refunding Bonds 4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,040 | 6,040 |
| **Milwaukee Cnty** | | |
| Airport RB Series 2000A 4.05%, 07/06/06 *(a)(b)(c)(d)* | 18,470 | 18,470 |
| **Southeast Wisconsin Professional Baseball Park District** | | |
| Sales Tax Refunding Bonds Series 1998 4.01%, 07/05/06 *(a)(b)(c)(d)* | 5,000 | 5,000 |
| **Wisconsin** | | |
| GO Bonds Series 2006A 4.01%, 07/06/06 *(a)(b)(c)* | 6,700 | 6,700 |
| **Wisconsin Housing and Economic Development Auth-1987 Homeownership Resolution** | | |
| Homeownership RB Series 2002C 4.00%, 07/05/06 *(a)(c)* | 3,040 | 3,040 |
| Homeownership RB Series 2002D 4.03%, 07/05/06 *(a)(c)* | 45 | 45 |
| Homeownership RB Series 2003B 4.03%, 07/05/06 *(a)(c)* | 13,000 | 13,000 |
| Business Development RB (Ultratec) Series 1995-7 4.15%, 07/06/06 *(a)(b)* | 2,050 | 2,050 |
| Housing RB Series 2002B 4.01%, 07/06/06 *(a)(b)(c)(d)* | 13,495 | 13,495 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Wisconsin Housing and Economic Development Auth-1988 Homeownership Resolution** | | |
| Homeownership RB Series 2005C 4.03%, 07/05/06 *(a)(c)* | 11,000 | 11,000 |
| Homeownership RB Series 2003A 4.05%, 07/06/06 *(a)(c)(d)* | 2,860 | 2,860 |
| RB Series 2004D 4.05%, 07/06/06 *(a)(c)(d)* | 2,720 | 2,720 |
| **Wisconsin Rapids** | | |
| IDRB (Thiele Kaolin) Series 1998 4.04%, 07/05/06 *(a)(b)* | 4,500 | 4,500 |
| | | **99,020** |
| **Wyoming 0.6%** | | |
| **Lincoln Cnty** | | |
| Pollution Control RB (Exxon) Series 1984B 3.97%, 07/03/06 *(a)* | 10,400 | 10,400 |
| **Uinta Cnty** | | |
| Pollution Control Refunding RB (Chevron USA) Series 1993 3.98%, 07/03/06 *(a)* | 44,800 | 44,800 |
| **Wyoming** | | |
| Education Fund TRAN Series 2006A 3.69%, 06/27/07 | 25,000 | 25,192 |
| | | **80,392** |

**End of Investments.**

At 6/30/06, the cost of the fund's investments was $13,159,639.

| Issuer<br>Rate, Acquisition Date,<br>Maturity Date | Face Amount<br>($ x 1,000) | Cost/Value<br>($ x 1,000) |
|---|---|---|

At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:

**Allegheny Cnty Hospital Auth**
IRB (University of Pittsburg
    Medical Center)
    Series 2005B
    4.09%, 06/15/06, 07/06/06  13,000  13,000
**California Health Facilities Auth**
IHospital RB (Adventist Health
    Systems/West)
    Series 1998B
    3.93%, 06/22/06, 07/03/06  2,000  2,000
**Lavaca-Navidad River Auth**
IWater Supply System Contract
    RB (Formosa Plastics Corp)
    Series 1990
    4.06%, 01/07/99, 07/05/06  13.600  13.600

(a)  Variable-rate security.
(b)  Credit-enhanced security.
(c)  Liquidity-enhanced security.
(d)  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $3,977,273 or 30.5% of net assets.
(e)  Illiquid and/or restricted security.

BAN – Bond anticipation note
COP – Certificate of participation
GO – General obligation
HFA – Housing Finance Agency
IDA – Industrial Development Authority
IDB – Industrial Development Board
IDRB – Industrial Development Revenue Bond
RAN – Revenue anticipation note
RB – Revenue bond
TAN – Tax anticipation note
TECP – Tax-exempt commercial paper
TRAN – Tax and revenue anticipation note

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at cost and value | $13,159,639 |
| Cash | 1,234 |
| Receivables: | |
|     Fund shares sold | 283,651 |
|     Investments sold | 182,936 |
|     Interest | 96,938 |
| Prepaid expenses | + 530 |
| **Total assets** | **13,724,928** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|     Fund shares redeemed | 177,146 |
|     Dividends to shareholders | 17,525 |
|     Investments bought | 509,187 |
|     Investment adviser and administrator fees | 230 |
|     Transfer agent and shareholder services fees | 302 |
|     Trustees' fees | 10 |
| Accrued expenses | + 257 |
| **Total liabilities** | **704,657** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 13,724,928 |
| **Total liabilities** | - 704,657 |
| **Net assets** | **$13,020,271** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 13,024,418 |
| Net realized capital losses | (4,147) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---:|:---:|---:|:---:|---:|
| Sweep Shares | $7,044,620 | | 7,048,820 | | $1.00 |
| Value Advantage Shares | $2,987,653 | | 2,988,270 | | $1.00 |
| Select Shares | $1,076,968 | | 1,077,119 | | $1.00 |
| Institutional Shares | $1,911,030 | | 1,911,336 | | $1.00 |

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$214,922** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | **(126)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 22,668 |
| Transfer agent and shareholder service fees: | | |
| Sweep Shares | | 16,309 |
| Value Advantage Shares | | 3,275 |
| Select Shares | | 1,162 |
| Institutional Shares | | 2,048 |
| Trustees' fees | | 28 |
| Custodian fees | | 257 |
| Portfolio accounting fees | | 157 |
| Professional fees | | 37 |
| Registration fees | | 463 |
| Shareholder reports | | 148 |
| Other expenses | + | 56 |
| Total expenses | | 46,608 |
| Expense reduction | – | 12,386 |
| **Net expenses** | | **34,222** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 214,922 |
| **Net expenses** | – | 34,222 |
| **Net investment income** | | **180,700** |
| **Net realized losses** | + | (126) |
| **Increase in net assets from operations** | | **$180,574** |

*See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

| | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
|---|---|---|
| Net investment income | $180,700 | $246,264 |
| Net realized losses | + (126) | (755) |
| **Increase in net assets from operations** | **180,574** | **245,509** |

### Distributions Paid

| | | |
|---|---|---|
| **Dividends from net investment income** | | |
| Sweep Shares | 95,057 | 129,009 |
| Value Advantage Shares | 41,978 | 62,499 |
| Select Shares | 15,433 | 18,472 |
| Institutional Shares | + 28,232 | 36,165 |
| **Total dividends from net investment income** | **$180,700** | **$246,145** |

### Transactions in Fund Shares*

| | | |
|---|---|---|
| **Shares Sold** | | |
| Sweep Shares | 19,932,832 | 34,222,246 |
| Value Advantage Shares | 2,136,712 | 3,763,501 |
| Select Shares | 1,214,804 | 2,018,411 |
| Institutional Shares | + 2,054,891 | 3,704,608 |
| **Total shares sold** | **25,339,239** | **43,708,766** |
| | | |
| **Shares Reinvested** | | |
| Sweep Shares | 85,392 | 126,513 |
| Value Advantage Shares | 33,667 | 55,374 |
| Select Shares | 12,203 | 15,562 |
| Institutional Shares | + 21,663 | 31,212 |
| **Total shares reinvested** | **152,925** | **228,661** |
| | | |
| **Shares Redeemed** | | |
| Sweep Shares | (20,440,412) | (34,444,625) |
| Value Advantage Shares | (2,189,795) | (4,056,494) |
| Select Shares | (1,115,890) | (1,795,103) |
| Institutional Shares | + (1,948,793) | (3,411,103) |
| **Total shares redeemed** | **(25,694,890)** | **(43,707,325)** |
| | | |
| **Net transactions in fund shares** | **(202,726)** | **230,102** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 13,223,123 | 12,993,657 |
| Total increase or decrease | + (202,852) | 229,466 |
| **End of period** | **$13,020,271** | **$13,223,123** |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

## 1. Business Structure of the Fund

Schwab Municipal Money Fund is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund discussed in this report, which is highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New York Municipal Money Fund |
| (organized October 20, 1989) | Schwab New Jersey Municipal Money Fund |
| Schwab Money Market Fund | Schwab Pennsylvania Municipal Money Fund |
| Schwab Government Money Fund | Schwab AMT Tax-Free Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab Value Advantage Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Municipal Money Fund | Schwab Investor Money Fund |
| Schwab California Municipal Money Fund | Schwab Advisor Cash Reserves |
| | Schwab Cash Reserves |

Schwab Municipal Money Fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

### (a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:** The fund may buy securities on a delayed-delivery basis. In these transactions. the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or class are charged directly to that fund or class. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

62

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

**Average daily net assets**

| | |
|---|---|
| First $1 billion | 0.38% |
| Over $1 billion | 0.35% |
| Over $10 billion | 0.32% |
| Over $20 billion | 0.30% |
| Over $40 billion | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| | Transfer Agent Fees | Shareholder Service Fees |
|---|---|---|
| Sweep Shares | 0.25% | 0.20% |
| Value Advantage Shares | 0.05% | 0.17% |
| Select Shares | 0.05% | 0.17% |
| Institutional Shares | 0.05% | 0.17% |

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through April 29, 2007, as follows:

| | |
|---|---|
| Sweep Shares | 0.64%* |
| Value Advantage Shares | 0.45% |
| Select Shares | 0.35% |
| Institutional Shares | 0.24% |

*Prior to April 30, 2006, the limit was 0.65% for Sweep Shares.

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund's total security transactions with other Schwab Funds was $2,873,804.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

### 4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and market discount. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration dates:

| Expire | |
| --- | --- |
| 2007 | $775 |
| 2008 | 874 |
| 2011 | 241 |
| 2012 | 1,479 |
| 2013 | 652 |
| **Total** | **$4,021** |

100% of the fund's distributions for the fiscal year ended December 31, 2005 were from tax-exempt interest dividends as follows:

From tax-exempt income                                    $246,145

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 4. Federal Income Taxes (continued)

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required.  The adjustments will have no impact on net assets or the results of operations.  As of December 31, 2005, the fund made the following reclassifications:

| | |
|---|---|
| Capital shares | $(522) |
| Undistributed net investment income | $(315) |
| Net realized capital gains and losses | $837 |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other

things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees

also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM

and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

69

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

71

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

1 Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

2 In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

3 The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

---

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™**[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

*charles* **SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

# Schwab Municipal Money Funds

**Semiannual Report**
June 30, 2006

Schwab New York
Municipal Money Fund™

Schwab New Jersey
Municipal Money Fund™

Schwab Pennsylvania
Municipal Money Fund™

Schwab AMT Tax-Free
Money Fund™
*(formerly Schwab Florida
Municipal Money Fund™)*

Schwab Massachusetts
Municipal Money Fund™

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span>for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Kevin Shaughnessy,** CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the management of the funds. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

## The Investment Environment and the Funds

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that had not been seen in years. The mixed messages that arose from the slowing economy and rising inflation left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

The yields on municipal variable-rate demand notes rose significantly during the period as the yield of the Bond Market Association's BMA seven-day Municipal Index rose by 104 basis points. This change caused the yields on the Schwab Municipal Money Funds to increase for the period.

Given the rising interest rate environment, the fund overweighted variable-rate notes, offering positive yield spread versus the BMA index. To further take advantage of the rising-rate environment, the fund maintained its relatively short weighted average maturity (WAM). Keeping the WAM short provided the flexibility to adapt and respond to the changes in interest rates by enabling management to more quickly reinvest at higher rates.

The combination of rising interest rates and improved financial circumstances for state and local governments caused a decline in fixed-rate note issuance for the period. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

**For the second time in 22 years, New York passed its budget prior to the close of the fiscal year (3/30/06), with some amendments completed in the following two weeks.** After using about $550 million to prepay some fiscal 2007 costs, the State ended fiscal 2006 with a $2.04 billion general fund surplus due to higher personal and corporate income tax receipts. The surplus represented 4.4% of general fund spending for the year. The fiscal 2007 general fund budget includes $50.84 billion in spending and anticipates ending the year with no surplus but with a $3.3 billion fund balance. The State increased funding for education by almost 8% to begin to address a court order requiring higher funding for New York City schools as well as needs in other school districts in the state. The budget also included about $600 million in relief to local governments for state-mandated Medicaid costs in exchange for lower increases in local property taxes.

On June 29, 2006 New York City passed its $52.7 billion fiscal 2007 budget for the fiscal year beginning July 1, 2006. The City ended its fiscal 2006 year with a $3.8 billion surplus which it used to prepay expenses occurring in fiscal 2007. The State's overall economy remains very strong due to the economic strength of the New York City metropolitan area. The State reported 1.1% growth in private employment in calendar 2005, and is expecting 0.9% growth in calendar 2006. Statewide personal income is projected to grow 5.9% in 2006, up slightly from 5.4% in 2005.

However, many local governments in northern and western New York are operating under tremendous financial pressure as their manufacturing economies have shrunk over the last several decades. Both Buffalo and Erie County are operating under State-ordered Financial Control Boards to address fiscal problems associated with declining or stagnant tax bases and soaring benefit costs.

New York State remains a strong investment-grade credit due to the vigor of the New York City metropolitan economy, and the State's financial flexibility. New York State's general obligation credit ratings are Aa3 from Moody's, AA from Standard & Poor's, and AA- from Fitch.

**New Jersey ended fiscal year 2006 on 6/30/06 with a $675 million surplus, or 2.4% of general State revenues, and a better than projected $1.46 billion unrestricted fund balance.** Revenues exceeded beginning year estimates by about 1.7% and fiscal 2005 revenues by about 8.9%, excluding one-time revenues from the sale of motor vehicle and cigarette tax securitization bonds issued to balance the fiscal 2005 budget.

Governor Jon Corzine signed the fiscal 2007 budget on July 8, 2006, a week after the beginning of the fiscal year. Due to budget disagreements among the Governor and legislative leaders and the resulting lack of Constitutional spending authority without a new budget in place, the Governor ordered an unprecedented shutdown of nonessential government services beginning July 1. The shutdown ended on July 8th. The government shutdown is expected to have a minimal impact on the state's financial position given the short duration of the shutdown. Most of the debate centered on a proposed one-cent increase in the sales tax, bringing it to 7.0%, which was eventually adopted in the final $30.8 billion budget. State revenues are anticipated to increase 8.0%, aided by continued economic growth and the sales tax increase. Spending is budgeted to increase 9.7%, due in part to increased payments to teacher and state employee retirement funds, medical assistance expenditures, and property tax rebates. The state is known for having one of the highest property tax rates in the nation and the Legislature is meeting in a special session this summer to consider reforms to the property tax system. The budget relies on only a minor amount of non-recurring resources compared to past years, but draws down the state's unrestricted fund balances to $660 million, or 2.1% of expenditures, including amounts in the state's surplus revenue fund.

New Jersey remains a solid investment grade credit due to its diverse economy, high wealth levels and revenue-raising ability. New Jersey's ratings are: Aa3 from Moody's, AA from Standard & Poor's, and AA- from Fitch.

**Pennsylvania's continuing economic recovery helped boost General Fund revenues for fiscal 2006 (ending 6/30/06) to $25.9 billion.** General Fund revenues were 6.4%, or $1.5 billion, higher than fiscal 2005 revenues and 3.5%, or $864 million, higher than anticipated at the start of the fiscal year. The increase was mainly attributable to strong personal income tax and corporate tax collections. General Fund spending increased approximately 7.0%, leaving the General Fund with an estimated $200 million balance, or less than 1% of expenditures, after contributions to the rainy day fund. The state has added approximately 47,000 jobs over the last year. The unemployment rate was 4.8% as of May 2006, down from 5.0% one year earlier.

Governor Edward Rendell signed a $26.1 billion budget for fiscal 2007 on July 2, 2006, one day after the start of the fiscal year. The budget increases spending by 5.8%, or $1.4 billion. Most of the growth in spending is for education, public welfare and debt service. The budget includes no new taxes or tax increases and increases the balance in the rainy day fund by 50% to $512 million. Rainy day reserves were depleted to balance the fiscal 2002 and 2003 budgets and remain below reserve levels held prior to the recession.

The state's high credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt levels. The state's ratings are: Aa2 from Moody's, AA from Standard & Poor's, and AA from Fitch.

**Florida's economic growth was very strong through 2005, continuing the strong expansion achieved in 2004.** The State expects to report a combined general and stabilization fund balance of nearly $4.7 billion at June 30, 2006, equal to 17% of annual expenditures. The State's sales and use, corporation, and documentary stamp tax collections are projected to be up over 9% on a combined basis in fiscal 2006. Though Florida endured eight named hurricanes in 2004 and 2005, much of the direct state costs associated with these events have been or will be reimbursed through the Federal Emergency Management Agency. In addition, reconstruction activity related to the hurricanes is captured in the State's sales tax collections.

The fiscal 2007 budget, which commenced July 1, 2006, projects a slowing of the state's real estate market and moderating economic growth. Net general fund revenues are projected to grow just 1.6% over fiscal 2006,

including 4.3% growth in sales and use taxes offset by declining stamp taxes and the repeal of the excise tax on intangible personal property. Fiscal 2007 appropriations include a one-time $715 million general fund contribution to Citizens Property Insurance Corporation, but the State expects to maintain nearly $3.2 billion in general fund reserves at fiscal year-end.

Florida's total nonfarm jobs were up a strong 4.0% in 2005, improving on 3.4% growth in the prior year, and have grown 3.6% on a month-over-month basis through May 2006. The average unemployment rate for 2005 was just 3.8%, down from 4.7% in 2004. With its resilient economic performance and strong reserve levels, the State's credit ratings were Aa1 from Moody's, AAA from Standard & Poor's, and AA+ from Fitch.

*As previously communicated to the shareholders, the Fund's investment objective, investment strategy and name have been changed due to the repeal of the annual intangible personal property tax. Accordingly, the Fund's new name is the Schwab AMT Tax-Free Money Fund and it will no longer invest primarily in securities issued by the State of Florida and its municipalities.*

**For the third consecutive year, Massachusetts collected more revenues than it had projected, thus ending the fiscal year (6/30/06) with an additional $950 million above the originally budgeted amount of $17.4 billion.** The additional revenues, which were predominately from corporate and personal income tax receipts, reflected an 8.2% increase in total general fund revenues for the year. The excess revenues will be used to support additional spending in the new fiscal year as well as bolster existing reserves.

On July 8, 2006, Governor Mitt Romney signed the $25.2 billion fiscal 2007 budget which includes a 5.6% increase in spending, primarily to restore previous years' cuts in funding for education and local government support. Despite the total increase in spending, the budget also includes $573 million in spending reductions, as well as relying on $550 million in non-recurring revenues. Revenue in the new budget is estimated to grow a moderate 3.3% which is lower than recently experienced increases.

Massachusetts' economy continues to be fundamentally strong with the growth in personal and corporate income tax revenues suggesting sustained job growth as reflected in its low unemployment rate of 4.7% in May 2006, down slightly from an annual rate of 4.8% in 2005. Due to the diversity of the state's economy, its high personal-wealth levels and its associated revenue raising ability, Massachusetts remains a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 from Moody's, AA from Standard & Poor's, and AA from Fitch.

# Performance and Fund Facts as of 6/30/06

## Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | Municipal Money Funds | | | | | |
|---|---|---|---|---|---|---|
| | New York | | New Jersey | Pennsylvania | AMT Tax-Free | Massachusetts |
| Ticker Symbol | Sweep Shares SWNXX | Value Advantage Shares™ SWYXX | SWJXX | SWEXX | SWFXX | SWDXX |
| **Seven-Day Yield**[1] | 3.20% | 3.40% | 3.22% | 3.26% | 3.18% | 3.15% |
| **Seven-Day Yield–No Waiver**[2] | 3.02% | 3.25% | 3.01% | 3.05% | 2.98% | 2.92% |
| **Seven-Day Effective Yield**[1] | 3.25% | 3.46% | 3.27% | 3.31% | 3.23% | 3.20% |
| **Seven-Day Taxable-Equivalent Effective Yield**[1, 3] | 5.59% | 5.95% | 5.53% | 5.25% | 4.97% | 5.20% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | Municipal Money Funds | | | | |
|---|---|---|---|---|---|
| | New York | New Jersey | Pennsylvania | AMT Tax-Free | Massachusetts |
| **Weighted Average Maturity** | 19 days | 38 days | 27 days | 35 days | 23 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 |
| **Credit-Enhanced Securities** % of portfolio | 70% | 81% | 88% | 85% | 53% |
| **Minimum Initial Investment**[4] | | | | | |
| *Sweep Investments™* | * | * | * | * | * |
| *Value Advantage Shares* ($15,000 for IRA and custodial accounts)[5] | $25,000 | n/a | n/a | n/a | n/a |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yields assume the following 2006 maximum tax rates: New York 41.82% (federal regular income, New York state and New York city taxes); New Jersey 40.83%, Pennsylvania 37.00%, and Massachusetts 38.45% (federal regular and state personal income taxes); AMT Tax-Free 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
[5] Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

# Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06– 6/30/06 |
|---|---|---|---|---|
| **Schwab New York Municipal Money Fund™** | | | | |
| *Sweep Shares* | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.19 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| *Value Advantage Shares™* | | | | |
| Actual Return | 0.45% | $1,000 | $1,014.19 | $2.25 |
| Hypothetical 5% Return | 0.45% | $1,000 | $1,022.56 | $2.26 |
| **Schwab New Jersey Municipal Money Fund™** | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.17 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| **Schwab Pennsylvania Municipal Money Fund™** | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.26 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| **Schwab AMT Tax-Free Money Fund™** | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.20 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| **Schwab Massachusetts Municipal Money Fund™** | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.08 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Schwab New York Municipal Money Fund™

## Financial Statements

### Financial Highlights

| Sweep Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.01 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.32[2] | 1.78 | 0.56 | 0.41 | 0.80 | 2.06 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.65[3] | 0.66 | 0.69 | 0.69 | 0.69 | 0.69 |
| Gross operating expenses | 0.83[3] | 0.84 | 0.84 | 0.84 | 0.85 | 0.86 |
| Net investment income | 2.64[3] | 1.75 | 0.55 | 0.41 | 0.80 | 2.04 |
| Net assets, end of period ($ x 1,000,000) | 1,072 | 1,031 | 1,073 | 1,038 | 944 | 889 |

| Value Advantage Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.01 | 0.02 | 0.01 | 0.01 | 0.01 | 0.02 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.01) | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.42[2] | 2.00 | 0.80 | 0.66 | 1.04 | 2.30 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.45[3] | 0.45 | 0.45 | 0.45 | 0.45 | 0.45 |
| Gross operating expenses | 0.60[3] | 0.61 | 0.61 | 0.61 | 0.62 | 0.64 |
| Net investment income | 2.85[3] | 2.00 | 0.79 | 0.65 | 1.04 | 2.23 |
| Net assets, end of period ($ x 1,000,000) | 872 | 834 | 654 | 690 | 676 | 604 |

* Unaudited.

1 Per share amount was less than $0.01.

2 Not annualized.

3 Annualized.

 *See financial notes.*

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|---|
| 99.1% | Municipal Securities | 1,926,179 | 1,926,179 |
| 99.1% | Total Investments | 1,926,179 | 1,926,179 |
| 0.9% | Other Assets and Liabilities | | 18,318 |
| 100.0% | Net Assets | | 1,944,497 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  99.1% of net assets** | | |
| **New York  98.2%** | | |
| **Albany IDA** | | |
| IDRB (Newkirk Products) Series 1995A | | |
| 4.00%, 07/06/06 *(a)(b)* | 800 | 800 |
| Refunding IDRB (United Cerebral Palsy Association-Capital District) Series 1997B | | |
| 4.00%, 07/06/06 *(a)(b)* | 9,480 | 9,480 |
| **Broome Cnty IDA** | | |
| Civic Facility RB (Methodist Homes For the Aging) Series 2003 | | |
| 3.97%, 07/05/06 *(a)(b)* | 4,820 | 4,820 |
| **Central Islip Union Free SD** | | |
| TAN Series 2006 | | |
| 3.75%, 06/29/07 | 17,000 | 17,122 |
| **Chautauqua Cnty** | | |
| Civic Facility RB (Jamestown Center City Development Corp) Series 2000A | | |
| 4.02%, 07/06/06 *(a)(b)* | 11,410 | 11,410 |
| IDRB (Grafco Industries) Series 2002 | | |
| 4.02%, 07/05/06 *(a)(b)* | 5,395 | 5,395 |
| **Erie Cnty IDA** | | |
| RB (Orchard Park CCRC Inc) Series 2006B | | |
| 3.95%, 07/06/06 *(a)(b)* | 10,000 | 10,000 |
| **Herkimer Cnty** | | |
| Civic Facility RB (Templeton Foundation) Series 2000 | | |
| 4.04%, 07/06/06 *(a)(b)* | 1,670 | 1,670 |
| **Jay Street Dev Corp** | | |
| Courts Facility Lease RB (Jay Street Project) Fiscal 2004 Bonds A2 | | |
| 3.93%, 07/05/06 *(a)(b)* | 6,000 | 6,000 |
| **Long Island Power Auth** | | |
| Electric System General RB Series 2001A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 4,365 | 4,365 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Electric System General RB<br>Series 2006A<br>3.98%, 07/05/06 (a)(b)(c)(d) | 9,400 | 9,400 |
| Electric System RB Series 1998A<br>4.02%, 07/06/06 (a)(b)(c)(d) | 1,900 | 1,900 |
| **Metropolitan Transportation Auth** | | |
| Dedicated Tax Fund Bonds<br>Series 1999A<br>3.99%, 07/06/06 (a)(c)(d) | 10,800 | 10,800 |
| Dedicated Tax Fund Bonds<br>Series 2002A<br>4.00%, 07/06/06 (a)(b)(c)(d) | 10,980 | 10,980 |
| RB Series 2003B<br>3.99%, 07/06/06 (a)(b)(c)(d) | 3,500 | 3,500 |
| RB Series 2005B<br>3.99%, 07/06/06 (a)(b)(c)(d) | 11,440 | 11,440 |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 13,605 | 13,605 |
| RB Series 2005G1<br>4.01%, 07/03/06 (a)(b) | 29,630 | 29,630 |
| RB Series 2005G2<br>3.92%, 07/03/06 (a)(b) | 14,800 | 14,800 |
| Refunding RB Series 2002A<br>3.99%, 07/06/06 (a)(b)(c)(d) | 22,000 | 22,000 |
| Transportation Revenue BAN<br>Series CP1A<br>3.72%, 09/08/06 (b) | 11,000 | 11,000 |
| Transportation Revenue BAN<br>Series CP1B<br>3.50%, 07/07/06 (b) | 8,000 | 8,000 |
| **Middle Country Central SD** | | |
| BAN Series 2005<br>3.00%, 08/23/06 | 8,000 | 8,014 |
| **New York City** | | |
| GO Bonds Fiscal 1994 Series A5<br>3.93%, 07/03/06 (a)(b) | 1,400 | 1,400 |
| GO Bonds Fiscal 1994 Series H3<br>3.94%, 07/03/06 (a)(b)(c) | 4,100 | 4,100 |
| GO Bonds Fiscal 1995 Series B4<br>3.93%, 07/03/06 (a)(b)(c) | 5,000 | 5,000 |
| GO Bonds Fiscal 2000 Series A<br>4.00%, 07/06/06 (a)(b)(c)(d) | 3,395 | 3,395 |
| GO Bonds Fiscal 2001 Series A<br>4.01%, 07/06/06 (a)(b)(c)(d) | 7,385 | 7,385 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| GO Bonds Fiscal 2001 Series B<br>3.99%, 07/06/06 (a)(b)(c)(d) | 3,460 | 3,460 |
| GO Bonds Fiscal 2002 Series A<br>4.02%, 07/06/06 (a)(b)(c)(d) | 9,750 | 9,750 |
| GO Bonds Fiscal 2002 Series G<br>3.29%, 08/01/06 | 9,165 | 9,178 |
| 3.99%, 07/06/06 (a)(b)(c)(d) | 16,400 | 16,400 |
| GO Bonds Fiscal 2003 Series C2<br>3.95%, 07/05/06 (a)(b) | 5,030 | 5,030 |
| GO Bonds Fiscal 2004 Series A4<br>3.94%, 07/05/06 (a)(b) | 6,150 | 6,150 |
| GO Bonds Fiscal 2004 Series F<br>3.54%, 07/06/06 (a)(b)(c)(d) | 75,000 | 75,000 |
| GO Bonds Fiscal 2004 Series H1<br>3.96%, 07/03/06 (a)(b) | 14,970 | 14,970 |
| GO Bonds Fiscal 2004 Series H3<br>3.88%, 07/05/06 (a)(b) | 20,000 | 20,000 |
| GO Bonds Fiscal 2004 Series H7<br>3.95%, 07/03/06 (a)(b) | 4,700 | 4,700 |
| GO Bonds Fiscal 2004 Series J<br>3.43%, 02/01/07 (a)(b)(c)(d) | 9,160 | 9,160 |
| GO Bonds Fiscal 2005 Series E<br>3.99%, 07/06/06 (a)(b)(c)(d) | 21,050 | 21,050 |
| GO Bonds Fiscal 2005 Series O<br>4.00%, 07/06/06 (a)(b)(c)(d) | 4,815 | 4,815 |
| GO Bonds Fiscal 2006 Series E2<br>4.03%, 07/03/06 (a)(b) | 4,700 | 4,700 |
| GO Bonds Fiscal 2006 Series E4<br>3.96%, 07/06/06 (a)(b) | 6,000 | 6,000 |
| GO Bonds Fiscal 2006 Series G<br>4.00%, 07/06/06 (a)(b)(c)(d) | 4,630 | 4,630 |
| 4.01%, 07/06/06 (a)(b)(c) | 3,650 | 3,650 |
| GO Bonds Fiscal 2006 Series I1<br>4.00%, 07/06/06 (a)(b)(c)(d) | 6,165 | 6,165 |
| 4.00%, 07/06/06 (a)(b)(c) | 27,920 | 27,920 |
| GO Bonds Fiscal 2006 Series I4<br>3.94%, 07/05/06 (a)(b) | 39,700 | 39,700 |
| GO Bonds Fiscal 2006 Series I7<br>3.98%, 07/05/06 (a)(b) | 10,000 | 10,000 |
| GO Bonds Fiscal 2006 Series I8<br>4.01%, 07/03/06 (a)(b) | 15,985 | 15,985 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| GO Bonds Fiscal 2006 Series J1<br>4.01%, 07/06/06 *(a)(b)(c)* | 8,025 | 8,025 |
| **New York City Health and<br>Hospitals Corp** | | |
| Health System Bonds<br>Series 1999A<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,620 | 9,620 |
| **New York City Housing<br>Development Corp** | | |
| M/F Mortgage RB (First Avenue)<br>Series 2002A<br>4.00%, 07/05/06 *(a)(b)* | 16,445 | 16,445 |
| M/F Rental Housing RB<br>(100 Jane St) Series 1998A<br>4.00%, 07/05/06 *(a)(b)* | 6,525 | 6,525 |
| M/F Rental Housing RB<br>(Atlantic Court Apts)<br>Series 2005A<br>4.00%, 07/05/06 *(a)(b)* | 10,600 | 10,600 |
| M/F Rental Housing RB<br>(Sierra) Series 2003A<br>4.00%, 07/05/06 *(a)(b)* | 18,585 | 18,585 |
| M/F Rental Housing RB<br>(The Nicole) Series 2005A<br>4.00%, 07/05/06 *(a)(b)* | 10,200 | 10,200 |
| M/F Rental Housing RB<br>(Tribeca Tower) Series 1997A<br>4.01%, 07/05/06 *(a)(b)* | 2,300 | 2,300 |
| M/F Rental Housing RB<br>(West End Towers)<br>Series 2004A<br>4.02%, 07/05/06 *(a)(b)* | 20,000 | 20,000 |
| **New York City IDA** | | |
| Civic Facility RB (Wartburg<br>Lutheran Home for the Aging<br>and Wartburg Nursing Home,<br>Inc)<br>Series 2006A<br>4.00%, 07/06/06 *(a)(b)* | 8,165 | 8,165 |
| Liberty Bonds (7 World Trade<br>Center) Series A<br>4.02%, 07/06/06 *(a)(b)(c)* | 2,335 | 2,335 |
| Refunding IDRB (Allway Tools)<br>Series 1997<br>4.02%, 07/06/06 *(a)(b)* | 1,395 | 1,395 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Special Facility RB (Terminal<br>One Group Association)<br>Series 2005<br>4.07%, 07/06/06 *(a)(b)(c)(d)* | 4,820 | 4,820 |
| **New York City Municipal<br>Water Finance Auth** | | |
| CP Notes Series One<br>3.67%, 08/17/06 *(c)* | 20,000 | 20,000 |
| TECP Series 6<br>3.52%, 08/24/06 *(c)* | 8,000 | 8,000 |
| Water and Sewer System RB<br>Fiscal 2001 Series F1<br>4.02%, 07/03/06 *(a)(c)* | 4,000 | 4,000 |
| Water and Sewer System RB<br>Fiscal 2005 Series D<br>3.99%, 07/06/06 *(a)(c)(d)* | 10,000 | 10,000 |
| 3.99%, 07/06/06 *(a)(c)* | 15,445 | 15,445 |
| Water and Sewer System RB<br>Fiscal 2006 Series A<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 25,565 | 25,565 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 7,000 | 7,000 |
| 4.00%, 07/06/06 *(a)(c)* | 21,000 | 21,000 |
| Water and Sewer System RB<br>Fiscal 2006 Series D<br>4.00%, 07/06/06 *(a)(c)(d)* | 20,100 | 20,100 |
| 4.01%, 07/06/06 *(a)(c)* | 5,410 | 5,410 |
| Water and Sewer System RB<br>Series 1993C<br>3.93%, 07/03/06 *(a)(b)(c)* | 15,300 | 15,300 |
| Water and Sewer System RB<br>Series 1994G<br>3.94%, 07/03/06 *(a)(b)(c)* | 16,975 | 16,975 |
| Water and Sewer System RB<br>Series 1995A<br>3.96%, 07/03/06 *(a)(b)(c)* | 2,500 | 2,500 |
| Water and Sewer System RB<br>Series 1998B<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 4,735 | 4,735 |
| Water and Sewer System RB<br>Series 2001D<br>4.02%, 07/06/06 *(a)(c)(d)* | 4,995 | 4,995 |
| Water and Sewer System RB<br>Series 2002 & 2003A<br>4.00%, 07/06/06 *(a)(c)(d)* | 8,500 | 8,500 |

*See financial notes.* 13

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Water and Sewer System RB<br>Series 2002G<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,000 | 5,000 |
| Water and Sewer System RB<br>Series 2003F2<br>4.01%, 07/03/06 *(a)(c)* | 1,000 | 1,000 |
| Water and Sewer System RB<br>Series 2005C<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 5,200 | 5,200 |
| Water and Sewer System RB<br>Series 2005D<br>3.99%, 07/06/06 *(a)(c)(d)* | 5,141 | 5,141 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 7,335 | 7,335 |
| Water and Sewer System RB<br>Series 2006D<br>4.00%, 07/06/06 *(a)(c)* | 6,320 | 6,320 |
| **New York City Transitional<br>Finance Auth** | | |
| Future Tax Secured Bonds Fiscal<br>1999 Series A<br>4.00%, 07/06/06 *(a)(c)(d)* | 4,970 | 4,970 |
| Future Tax Secured Bonds Fiscal<br>2000 Series A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 15,720 | 15,720 |
| Future Tax Secured Bonds Fiscal<br>2000 Series C<br>3.01%, 07/06/06 *(a)(c)(d)* | 14,545 | 14,545 |
| Future Tax Secured Refunding<br>Bonds Fiscal 2005 Series A<br>4.01%, 07/06/06 *(a)(c)(d)* | 26,165 | 26,165 |
| Future Tax Secured Refunding<br>Bonds Fiscal 2006 Series A1<br>4.01%, 07/06/06 *(a)(c)* | 1,345 | 1,345 |
| Recovery Bonds Fiscal 2003<br>Series 2A<br>3.96%, 07/03/06 *(a)(c)* | 2,870 | 2,870 |
| Recovery Bonds Fiscal 2003<br>Series 3B<br>4.00%, 07/03/06 *(a)(c)* | 13,000 | 13,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **New York Convention Center<br>Development Corp**<br>RB (Hotel Unit Fee Secured)<br>Series 2005<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 7,200 | 7,200 |
| **New York Liberty<br>Development Corp**<br>RB (Goldman Sachs Headquarters)<br>Series 2005<br>3.98%, 07/05/06 *(a)(c)(d)* | 7,000 | 7,000 |
| **New York State**<br>Environmental Quality 1986 GO<br>Bonds Series 1997A<br>3.50%, 09/08/06 *(b)* | 7,500 | 7,500 |
| GO Bonds Series 2000A<br>3.15%, 08/03/06 *(a)(b)* | 30,570 | 30,570 |
| **New York State Dormitory Auth**<br>Consolidated Fifth General<br>Resolution RB (City University<br>System) Series 2003A<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 7,295 | 7,295 |
| Insured RB (Mt Sinai School of<br>Medicine) Series 1994A<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 2,900 | 2,900 |
| Lease RB (Suny Dorm Facilities)<br>Series 2005A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,675 | 5,675 |
| RB (Columbia University)<br>Series 2006A<br>3.98%, 07/05/06 *(a)(c)(d)* | 12,070 | 12,070 |
| RB (New York Foundling<br>Charitable Corp) Series 1997<br>3.99%, 07/05/06 *(a)(b)* | 10,835 | 10,835 |
| RB (State University Educational<br>Facilities) Series 2000B<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 27,030 | 27,030 |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 12,375 | 12,375 |
| State Personal Income Tax RB<br>Series 2005F<br>3.99%, 07/06/06 *(a)(c)(d)* | 12,000 | 12,000 |
| State Personal Income Tax<br>Refunding RB (Education)<br>Series 2005B<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 6,840 | 6,840 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **New York State Energy Research Development Auth** | | |
| Facilities RB Series 2004C2<br>3.95%, 07/05/06 *(a)(b)* | 5,500 | 5,500 |
| Gas Facilities RB (Brooklyn Union Gas) Series 1996<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 14,125 | 14,125 |
| **New York State Environmental Facilities Corp** | | |
| State Clean and Drinking Water Revolving Funds RB Series 2002B<br>4.02%, 07/06/06 *(a)(c)(d)* | 24,225 | 24,225 |
| **New York State HFA** | | |
| Housing RB (Clinton Green North) Series 2005A<br>4.00%, 07/05/06 *(a)(b)* | 2,000 | 2,000 |
| Housing RB (Normandie Court II) Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 14,000 | 14,000 |
| Housing RB (Tribeca Landing) Series 1997A<br>3.98%, 07/05/06 *(a)(b)* | 3,800 | 3,800 |
| RB (101 West End Ave) Series 1998A<br>4.00%, 07/05/06 *(a)(b)* | 21,500 | 21,500 |
| RB (101 West End Ave) Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 38,750 | 38,750 |
| RB (150 E 44th St) Series 2000A<br>4.00%, 07/05/06 *(a)(b)* | 13,000 | 13,000 |
| RB (250 W 50th St) Series 1997A<br>4.01%, 07/05/06 *(a)(b)* | 7,300 | 7,300 |
| RB (250 W 93rd St) Series 2005A<br>3.98%, 07/05/06 *(a)(b)* | 7,500 | 7,500 |
| RB (345 E 94th St) Series 1998A<br>4.00%, 07/05/06 *(a)(b)* | 4,700 | 4,700 |
| RB (345 E 94th St) Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 8,900 | 8,900 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB (70 Battery Place) Series 1997A<br>4.02%, 07/05/06 *(a)(b)* | 23,300 | 23,300 |
| RB (Avalon Chrystie Place I) Series 2004A<br>4.02%, 07/05/06 *(a)(b)* | 40,300 | 40,300 |
| RB (Clinton Green South) Series 2005A<br>4.00%, 07/05/06 *(a)(b)* | 15,000 | 15,000 |
| RB (Sea Park East) Series 2004A<br>4.00%, 07/05/06 *(a)(b)* | 18,100 | 18,100 |
| RB (The Helena) Series 2004A<br>4.01%, 07/05/06 *(a)(b)* | 10,000 | 10,000 |
| RB (Tribeca Park) Series 1997A<br>4.01%, 07/05/06 *(a)(b)* | 7,000 | 7,000 |
| RB (W 20th St) Series 2001A<br>4.01%, 07/05/06 *(a)(b)* | 20,800 | 20,800 |
| RB (W 33rd St) Series 2003A<br>4.00%, 07/05/06 *(a)(b)* | 8,200 | 8,200 |
| **New York State Local Assistance Corp** | | |
| Refunding RB Series 1993C<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 9,900 | 9,900 |
| Refunding RB Series 1997B<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 20,965 | 20,965 |
| **New York State Mortgage Agency** | | |
| Homeowner Mortgage RB Series 65<br>4.02%, 07/06/06 *(a)(c)(d)* | 3,780 | 3,780 |
| Homeowner Mortgage RB Series 77A<br>4.00%, 07/06/06 *(a)(c)(d)* | 35,495 | 35,495 |
| Homeowner Mortgage RB Series 79<br>4.00%, 07/06/06 *(a)(c)(d)* | 14,995 | 14,995 |
| Homeowner Mortgage RB Series 87<br>4.00%, 07/06/06 *(a)(c)(d)* | 5,050 | 5,050 |
| Mortgage RB Series 129<br>4.00%, 07/05/06 *(a)(c)* | 1,000 | 1,000 |

*See financial notes.*   15

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **New York State Power Auth** | | |
| CP Series 1 | | |
| 3.39%, 07/10/06 *(c)* | 5,000 | 5,000 |
| 3.60%, 09/08/06 *(c)* | 18,000 | 18,000 |
| CP Series 2 | | |
| 3.38%, 08/07/06 *(c)* | 8,000 | 8,000 |
| 3.50%, 08/03/06 *(c)* | 48,870 | 48,870 |
| Tender Notes Series 1985 | | |
| 3.35%, 09/01/06 *(a)(c)* | 15,930 | 15,930 |
| **New York State Thruway Auth** | | |
| Bonds Series 2005B | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 24,985 | 24,985 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,745 | 6,745 |
| General RB Series 2005F | | |
| 3.45%, 07/06/06 *(a)(b)(c)(d)* | 6,955 | 6,955 |
| General RB Series F | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,525 | 10,525 |
| General RB Series G | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 20,840 | 20,840 |
| General Refunding RB Series E | | |
| 3.99%, 07/06/06 *(a)(c)(d)* | 5,745 | 5,745 |
| **New York State Tobacco Settlement Financing Corp** | | |
| Asset-Backed RB (State Contingency Contract) Series 2003A1C | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 15,900 | 15,900 |
| **Port Auth of New York and New Jersey** | | |
| Consolidated Bonds 127th Series | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| Consolidated Bonds 135th Series | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 17,000 | 17,000 |
| Consolidated Bonds 138th Series | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 1,000 | 1,000 |
| Consolidated Bonds 140th Series | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 7,445 | 7,445 |
| Consolidated Bonds 141st Series | | |
| 4.03%, 07/06/06 *(a)(b)(c)(d)* | 1,345 | 1,345 |
| Consolidated Bonds 85th Series | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 6,795 | 6,795 |
| CP Series B | | |
| 3.60%, 09/08/06 *(c)* | 9,300 | 9,300 |
| Special Project Bonds (JFK International Air Terminal) Series 6 | | |
| 4.03%, 07/06/06 *(a)(b)(c)(d)* | 1,100 | 1,100 |
| 4.05%, 07/05/06 *(a)(b)(c)(d)* | 1,470 | 1,470 |
| TECP Series A | | |
| 3.40%, 08/08/06 *(c)* | 1,720 | 1,720 |
| 3.50%, 07/12/06 *(c)* | 10,000 | 10,000 |
| **Riverhead IDA** | | |
| Civic Facility Refunding RB (Central Suffolk Hospital) Series 2006C | | |
| 3.94%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| **Rockland Cnty** | | |
| RAN Series 2006 | | |
| 3.51%, 03/22/07 | 17,500 | 17,621 |
| TAN Series 2006 | | |
| 3.53%, 03/22/07 | 10,000 | 10,068 |
| **Schenectady IDA** | | |
| IDRB (Fortitech Holding Corp) Series 1995A | | |
| 4.02%, 07/06/06 *(a)(b)* | 600 | 600 |
| **Suffolk Cnty** | | |
| TAN Series 2006I | | |
| 3.19%, 08/16/06 | 25,000 | 25,025 |
| **Suffolk Cnty Water Auth** | | |
| Water System RB Series 1992C | | |
| 3.98%, 07/05/06 *(a)(b)(c)(d)* | 6,660 | 6,660 |
| **Triborough Bridge and Tunnel Auth** | | |
| General RB Series 2001A | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 15,000 | 15,000 |
| General Refunding RB Series 2002B | | |
| 4.00%, 07/05/06 *(a)(b)(c)(d)* | 8,940 | 8,940 |
| 4.02%, 07/06/06 *(a)(c)(d)* | 14,000 | 14,000 |
| General Refunding RB Series 2005B3 | | |
| 3.94%, 07/06/06 *(a)(c)* | 7,000 | 7,000 |
| **TSASC, Inc** | | |
| Tobacco Settlement Asset-Backed Bonds Series 2006-1 | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 4,760 | 4,760 |
| 4.02%, 07/06/06 *(a)(b)(c)* | 5,600 | 5,600 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Westchester Cnty IDA** | | |
| IDRB (Levister Redevelopment Co) | | |
| Series 2001B | | |
| 3.99%, 07/06/06 *(a)(b)* | 8,000 | 8,000 |
| | | **1,909,394** |
| **Puerto Rico  0.9%** | | |
| **Puerto Rico** | | |
| Public Improvement Bonds | | |
| Series 2000 | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| Public Improvement Bonds | | |
| Series 2001A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 4,000 | 4,000 |
| Public Improvement Bonds | | |
| Series 2001B | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 5,295 | 5,295 |
| **Puerto Rico Highway and Transportation Auth** | | |
| Transportation Refunding RB | | |
| Series L | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 1,770 | 1,770 |
| **Puerto Rico Infrastructure Financing Auth** | | |
| Special Tax Refunding RB | | |
| Series 2005C | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 2,720 | 2,720 |
| | | **16,785** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $1,926,179.

*(a)* Variable-rate security
*(b)* Credit-enhanced security
*(c)* Liquidity-enhanced security
*(d)* Securities exempt from registration under Rule 144A of the Securities Act of 1933.  These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers.  At the period end, the value of these amounted to $854,526 or 43.9% of net assets.

*BAN* – Bond anticipation note
*GO* – General obligation
*HFA* – Housing Finance Agency
*IDA* – Industrial Development Authority
*IDRB* – Industrial Development Revenue Bond
*RAN* – Revenue anticipation note
*RB* – Revenue bond
*TAN* – Tax anticipation note
*TECP* – Tax-exempt commercial paper

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $1,926,179 |
| Cash | 1,204 |
| Receivables: | |
| Fund shares sold | 37,388 |
| Investments sold | 1,539 |
| Interest | 10,708 |
| Prepaid expenses | + 78 |
| **Total assets** | **1,977,096** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Dividends to shareholders | 2,619 |
| Fund shares redeemed | 29,838 |
| Investment adviser and administrator fees | 35 |
| Transfer agent and shareholder services fees | 53 |
| Trustees' fees | 3 |
| Accrued expenses | + 51 |
| **Total liabilities** | **32,599** |

### Net Assets

| | |
|---|---|
| **Total assets** | 1,977,096 |
| **Total liabilities** | - 32,599 |
| **Net assets** | **$1,944,497** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 1,944,373 |
| Net realized capital gains | 124 |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|---|
| Sweep Shares | $1,072,267 | | 1,072,294 | | $1.00 |
| Value Advantage Shares | $872,230 | | 872,142 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$31,207** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | 522 |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 3,464 |
| Transfer agent and shareholder service fees: | | |
| Sweep Shares | | 2,406 |
| Value Advantage Shares | | 908 |
| Trustees' fees | | 12 |
| Custodian fees | | 38 |
| Portfolio accounting fees | | 34 |
| Professional fees | | 17 |
| Registration fees | | 35 |
| Shareholder reports | | 16 |
| Other expenses | + | 8 |
| Total expenses | | 6,938 |
| Custody credits | - | 1 |
| Expense reduction | - | 1,605 |
| **Net expenses** | | **5,332** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 31,207 |
| **Net expenses** | - | 5,332 |
| **Net investment income** | | **25,875** |
| **Net realized gains** | + | 522 |
| **Increase in net assets from operations** | | **$26,397** |

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

| | | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|---|
| Net investment income | | $25,875 | $33,324 |
| Net realized gains and losses | + | 522 | (110) |
| **Increase in net assets from operations** | | **26,397** | **33,214** |

### Distributions Paid

| | | | |
|---|---|---|---|
| **Dividends from net investment income** | | | |
| Sweep Shares | | 14,131 | 18,708 |
| Value Advantage Shares | + | 11,744 | 14,616 |
| **Total dividends from net investment income** | | **25,875** | **33,324** |

### Transactions in Fund Shares*

| | | | |
|---|---|---|---|
| **Shares Sold** | | | |
| Sweep Shares | | 3,007,440 | 4,603,574 |
| Value Advantage Shares | + | 671,312 | 1,134,247 |
| **Total shares sold** | | **3,678,752** | **5,737,821** |
| **Shares Reinvested** | | | |
| Sweep Shares | | 12,651 | 18,393 |
| Value Advantage Shares | + | 9,794 | 13,508 |
| **Total shares reinvested** | | **22,445** | **31,901** |
| **Shares Redeemed** | | | |
| Sweep Shares | | (2,978,672) | (4,664,683) |
| Value Advantage Shares | + | (643,362) | (966,945) |
| **Total shares redeemed** | | **(3,622,034)** | **(5,631,628)** |
| **Net transactions in fund shares** | | **79,163** | **138,094** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 1,864,812 | 1,726,828 |
| Total increase or decrease | + | 79,685 | 137,984 |
| **End of period** | | **$1,944,497** | **$1,864,812** |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

 *See financial notes.*

# Schwab New Jersey Municipal Money Fund™

## Financial Statements

### Financial Highlights

| | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.01 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.32[3] | 1.80 | 0.57 | 0.43 | 0.84 | 2.13 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.65[4] | 0.65 | 0.65 | 0.65 | 0.66[2] | 0.65 |
| Gross operating expenses | 0.86[4] | 0.86 | 0.86 | 0.86 | 0.89 | 0.90 |
| Net investment income | 2.64[4] | 1.78 | 0.57 | 0.43 | 0.83 | 2.08 |
| Net assets, end of period ($ x 1,000,000) | 478 | 472 | 448 | 463 | 425 | 382 |

* Unaudited.

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.

[3] Not annualized.

[4] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase.  For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 94.3% Municipal Securities | 450,586 | 450,586 |
| 94.3% Total Investments | **450,586** | **450,586** |
| 5.7% Other Assets and Liabilities | | 27,261 |
| 100.0% Net Assets | | **477,847** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  94.3% of net assets** | | |
| **New Jersey 82.8%** | | |
| **Bergen Cnty Improvement Auth** | | |
| Sr Special Purpose Limited Obligation RB (Encap Golf Holdings LLC) Series 2005B 4.02%, 07/06/06 *(a)(b)* | 7,200 | 7,200 |
| **Camden Cnty Improvement Auth** | | |
| RB (Parkview Redevelopment Housing) Series 2006 3.92%, 07/06/06 *(a)(b)* | 2,400 | 2,400 |
| **Delaware River Port Auth** | | |
| RB Series 1999 4.00%, 07/06/06 *(a)(b)(c)(d)* | 2,000 | 2,000 |
| **Dover Township** | | |
| BAN 3.60%, 06/22/07 | 8,170 | 8,240 |
| **Essex Cnty Improvement Auth** | | |
| GO Guaranteed Lease RB (Cnty Correctional Facility) Series 2000 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| **Garden State Preservation Trust** | | |
| Open Space and Farmland Preservation Bonds Series 2003A 3.99%, 07/06/06 *(a)(b)(c)(d)* | 1,500 | 1,500 |
| Open Space and Farmland Preservation Bonds Series 2005A 4.00%, 07/05/06 *(a)(b)(c)* | 6,460 | 6,460 |
| **Hopatcong** | | |
| BAN 2.95%, 08/11/06 | 9,000 | 9,010 |
| **New Jersey Economic Development Auth** | | |
| Economic Development Bonds (The Frisch School) Series 2006 3.94%, 07/06/06 *(a)(b)* | 5,400 | 5,400 |
| Exempt Facility RB (Chambers Co-Generation) 3.73%, 08/04/06 *(b)* | 6,000 | 6,000 |
| 3.76%, 08/04/06 *(b)* | 6,100 | 6,100 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Exempt Facility RB (Keystone)<br>3.55%, 07/05/06 *(b)* | 5,000 | 5,000 |
| First Mortgage Refunding RB (Winchester Gardens at Homestead) Series 2004B<br>3.98%, 07/06/06 *(a)(b)* | 4,000 | 4,000 |
| Gas Facilities Refunding RB (NUI Corp) Series 1997A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 3,260 | 3,260 |
| Motor Vehicle Surcharge RB Series 2004A<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 2,580 | 2,580 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 3,880 | 3,880 |
| Natural Gas Facilities Refunding RB (Nui Corp) Series 1997A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 1,525 | 1,525 |
| RB (Baptist Home Society of New Jersey) Series 2003<br>4.17%, 07/06/06 *(a)(b)* | 3,520 | 3,520 |
| RB (G&W Laboratories) Series 2003<br>4.04%, 07/06/06 *(a)(b)* | 5,050 | 5,050 |
| RB (Geriatric Services Housing Corp) Series 2001<br>3.94%, 07/05/06 *(a)(b)* | 1,500 | 1,500 |
| RB (Hamilton Industrial Development) Series 1998<br>4.04%, 07/05/06 *(a)(b)* | 5,370 | 5,370 |
| RB (Meridian Assisted Living at Shrewsbury) Series 2004<br>4.02%, 07/06/06 *(a)(b)* | 5,250 | 5,250 |
| RB (Omni Baking Co) Series 2001<br>3.98%, 07/06/06 *(a)(b)* | 3,000 | 3,000 |
| RB (Princeton Day School, Inc) Series 2005<br>3.97%, 07/05/06 *(a)(b)* | 5,000 | 5,000 |
| RB (St James Preparatory School and St James Social Service Corp) Series 1998<br>3.99%, 07/06/06 *(a)(b)* | 4,220 | 4,220 |
| RB (Stone Brothers Secaucus) Series 2001<br>4.02%, 07/07/06 *(a)(b)* | 1,650 | 1,650 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Refunding RB (Crane's Mill) Series 2005B<br>3.97%, 07/06/06 *(a)(b)* | 11,915 | 11,915 |
| Refunding RB (Station Plaza Park and Ride) Series 2003<br>4.04%, 07/06/06 *(a)(b)* | 2,580 | 2,580 |
| School Facilities Construction RB Series 2005K<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,065 | 3,065 |
| School Facilities Construction Refunding Bonds Series 2005N<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,030 | 3,030 |
| Special Facility RB (Port Newark Container Terminal) Series 2003<br>4.02%, 07/05/06 *(a)(b)* | 1,500 | 1,500 |
| Thermal Energy Facilities RB (Marina Energy LLC) Series 2006A<br>4.02%, 07/06/06 *(a)(b)* | 2,000 | 2,000 |
| Thermal Energy Facilities RB (Thermal Energy Limited Partnership I) Series 1997<br>4.00%, 07/05/06 *(a)(b)* | 5,000 | 5,000 |
| **New Jersey Environmental Infrastructure Trust** | | |
| RB (Bergen Cnty Improvement Auth-Encap Golf Holdings LLC) Series 2005<br>4.02%, 07/06/06 *(a)(b)* | 12,700 | 12,700 |
| **New Jersey Health Care Facilities Financing Auth** | | |
| RB (Jersey Shore Medical Center Obligated Group ) Series 1994<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 4,500 | 4,500 |
| RB (JFK Health Systems Obligated Group) Series 1993<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 8,020 | 8,020 |
| RB (Somerset Medical Center) Series A<br>3.99%, 07/06/06 *(a)(b)(c)(d)* | 14,115 | 14,115 |

*See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB Composite Program<br>  Series 2003A2<br>  3.94%, 07/06/06 *(a)(b)* | 2,300 | 2,300 |
| RB Composite Program<br>  Series 2004A3<br>  3.93%, 07/06/06 *(a)(b)* | 1,030 | 1,030 |
| RB Series 2004A4<br>  3.94%, 07/06/06 *(a)(b)* | 2,950 | 2,950 |
| Refunding RB (St Barnabas<br>  Health Care System)<br>  Series 1998B<br>  4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,900 | 9,900 |
| **New Jersey Transportation<br>Trust Fund Auth** | | |
| Transportation System Bonds<br>  Series 2005B<br>  3.20%, 10/12/06 *(a)(b)(c)(d)* | 4,745 | 4,745 |
| Transportation System Bonds<br>  Series 2005D<br>  4.01%, 07/06/06 *(a)(b)(c)(d)* | 27,425 | 27,425 |
| Transportation System Bonds<br>  Series 2006C<br>  4.03%, 07/06/06 *(a)(b)(c)* | 17,550 | 17,550 |
| **New Jersey Turnpike Auth** | | |
| RB Series 2000A<br>  3.98%, 07/06/06 *(a)(b)(c)(d)* | 11,200 | 11,200 |
|   4.00%, 07/06/06 *(a)(b)(c)(d)* | 8,665 | 8,665 |
|   4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,000 | 10,000 |
|   4.01%, 07/06/06 *(a)(b)(c)* | 5,000 | 5,000 |
| RB Series C<br>  4.00%, 07/06/06 *(a)(b)(c)(d)* | 7,030 | 7,030 |
| Refunding RB Series 2004A<br>  4.00%, 07/06/06 *(a)(b)(c)(d)* | 11,495 | 11,495 |
| **North Bergen**<br>BAN<br>  3.70%, 05/15/07 | 5,000 | 5,034 |
| **Port Auth of New York and<br>New Jersey** | | |
| Consolidated Bonds 127th Series<br>  4.02%, 07/06/06 *(a)(b)(c)(d)* | 8,480 | 8,480 |
| Consolidated Bonds 135th Series<br>  4.02%, 07/06/06 *(a)(c)(d)* | 2,900 | 2,900 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Consolidated Bonds 138th Series<br>  4.02%, 07/06/06 *(a)(c)(d)* | 6,000 | 6,000 |
|   4.02%, 07/06/06 *(a)(b)(c)(d)* | 4,000 | 4,000 |
| Consolidated Bonds<br>  140th Series<br>  4.00%, 07/06/06 *(a)(b)(c)* | 2,940 | 2,940 |
| Consolidated Bonds<br>  141st Series<br>  4.03%, 07/06/06 *(a)(b)(c)(d)* | 4,990 | 4,990 |
| Consolidated Bonds<br>  143rd Series<br>  4.04%, 07/06/06 *(a)(c)* | 4,400 | 4,400 |
| CP Series B<br>  3.60%, 08/04/06 *(c)* | 3,900 | 3,900 |
| Special Project Bonds (JFK<br>  International Air Terminal)<br>  Series 6<br>  4.03%, 07/06/06 *(a)(b)(c)(d)* | 4,895 | 4,895 |
|   4.05%, 07/05/06 *(a)(b)(c)(d)* | 800 | 800 |
| TECP Series A<br>  3.40%, 08/08/06 *(c)* | 6,000 | 6,000 |
|   3.50%, 07/12/06 *(c)* | 6,180 | 6,180 |
|   3.68%, 08/03/06 *(c)* | 4,730 | 4,730 |
| **Township of Sparta**<br>BAN<br>  3.61%, 06/01/07 | 11,079 | 11,141 |
| **Trenton**<br>BAN<br>  3.84%, 12/15/06 | 3,000 | 3,008 |
| **Union Cnty Pollution Control<br>Financing Auth**<br>Refunding RB (Exxon)<br>  Series 1994<br>  3.58%, 07/03/06 *(a)* | 3,000 | 3,000 |
| **Vernon**<br>BAN<br>  3.35%, 01/12/07 | 6,000 | 6,028 |
| **Woodbridge**<br>BAN<br>  3.79%, 07/06/07 | 500 | 503 |
|   3.80%, 07/06/07 | 7,000 | 7,047 |
| | | **395,806** |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Puerto Rico  11.5%** | | |
| **Puerto Rico** | | |
| Public Improvement and Refunding Bonds Series 2000<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 5,135 | 5,135 |
| Public Improvement Bonds Series 2000<br>3.96%, 07/06/06 *(a)(b)(c)(d)* | 2,500 | 2,500 |
| Public Improvement Bonds Series 2001A<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 1,000 | 1,000 |
| Public Improvement Refunding Bonds Series 2002A<br>4.06%, 07/06/06 *(a)(b)(c)(d)* | 4,000 | 4,000 |
| TRAN Series 2006<br>3.23%, 07/28/06 *(b)* | 5,000 | 5,005 |
| **Puerto Rico Highway and Transportation Auth** | | |
| Highway Refunding RB Series BB<br>3.98%, 07/06/06 *(a)(b)(c)(d)* | 795 | 795 |
| Subordinated RB Series 2003<br>3.96%, 07/06/06 *(a)(b)(c)(d)* | 1,900 | 1,900 |
| Transportation Refunding RB Series 2005L<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 7,250 | 7,250 |
| Transportation Refunding RB Series L<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 11,900 | 11,900 |
| **Puerto Rico Housing Finance Corp** | | |
| Homeownership Mortgage RB Series 1998A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,400 | 6,400 |
| Homeownership Mortgage RB Series 2000A<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 3,295 | 3,295 |
| **Puerto Rico Infrastructure Financing Auth** | | |
| Special Tax Refunding RB Series 2005C<br>3.98%, 07/06/06 *(a)(b)(c)(d)* | 1,700 | 1,700 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Puerto Rico Public Buildings Auth** | | |
| Government Facilities RB Series B<br>3.96%, 07/06/06 *(a)(b)(c)(d)* | 3,900 | 3,900 |
| | | **54,780** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $450,586.

*(a)*  Variable rate security.
*(b)*  Credit-enhanced security.
*(c)*  Liquidity-enhanced security.
*(d)*  Securities exempt from registration under Rule 144A of the Securities Act of 1933.  These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $222,775 or 46.6% of net assets.

*BAN* – Bond anticipation note
*GO* – General obligation
*RB* – Revenue bond
*TECP* – Tax-exempt commercial paper
*TRAN* – Tax and revenue anticipation note

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at cost and value | | $450,586 |
| Cash | | 881 |
| Receivables: | | |
| Fund shares sold | | 8,334 |
| Investments sold | | 29,220 |
| Interest | | 3,884 |
| Prepaid expenses | + | 46 |
| **Total assets** | | **492,951** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Investments bought | | 7,550 |
| Fund shares redeemed | | 6,875 |
| Dividends to shareholders | | 628 |
| Transfer agent and shareholder services fees | | 18 |
| Trustees' fees | | 3 |
| Investment adviser and administrator fees | | 7 |
| Accrued expenses | + | 23 |
| **Total liabilities** | | **15,104** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 492,951 |
| **Total liabilities** | - | 15,104 |
| **Net assets** | | **$477,847** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 477,815 |
| Net realized capital gains | 32 |

### Net Asset Value (NAV)

| **Net Assets** | ÷ | **Shares Outstanding** | = | **NAV** |
|---|---|---|---|---|
| $477,847 | | 477,526 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| **Interest** | **$7,872** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | 32 |

### Expenses

| | | |
|---|:---:|---:|
| Investment adviser and administrator fees | | 909 |
| Transfer agent and shareholder service fees | | 1,077 |
| Trustees' fees | | 9 |
| Custodian fees | | 13 |
| Portfolio accounting fees | | 14 |
| Professional fees | | 12 |
| Registration fees | | 20 |
| Shareholder reports | + | 8 |
| Total expenses | | 2,062 |
| Custody credits | - | 2 |
| Expense reduction | - | 505 |
| **Net expenses** | | **1,555** |

### Increase in Net Assets from Operations

| | | |
|---|:---:|---:|
| **Total investment income** | | 7,872 |
| **Net expenses** | - | 1,555 |
| **Net investment income** | | **6,317** |
| **Net realized gains** | + | 32 |
| **Increase in net assets from operations** | | **$6,349** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

|  | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|
| Net investment income | $6,317 | $8,188 |
| Net realized gains + | 32 | 42 |
| **Increase in net assets from operations** | **6,349** | **8,230** |

### Distributions Paid

|  |  |  |
|---|---|---|
| Dividends from net investment income | 6,317 | 8,191 |

### Transactions in Fund Shares*

|  |  |  |
|---|---|---|
| Shares sold | 986,559 | 1,586,641 |
| Shares reinvested | 5,662 | 8,032 |
| Shares redeemed + | (986,775) | (1,569,930) |
| **Net transactions in fund shares** | **5,446** | **24,743** |

### Net Assets

|  |  |  |
|---|---|---|
| Beginning of period | 472,369 | 447,587 |
| Total increase + | 5,478 | 24,782 |
| **End of period** | **$477,847** | **$472,369** |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

# Schwab Pennsylvania Municipal Money Fund™

## Financial Statements

### Financial Highlights

| | **1/1/06–6/30/06*** | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.01 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.33[2] | 1.82 | 0.62 | 0.49 | 0.87 | 2.20 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.65[3] | 0.65 | 0.65 | 0.65 | 0.65 | 0.65 |
| Gross operating expenses | 0.87[3] | 0.88 | 0.86 | 0.87 | 0.89 | 0.92 |
| Net investment income | 2.65[3] | 1.82 | 0.62 | 0.48 | 0.87 | 2.14 |
| Net assets, end of period ($ x 1,000,000) | 378 | 378 | 346 | 328 | 301 | 292 |

* Unaudited.

1 Per share amount was less than $0.01.

2 Not annualized.

3 Annualized.

*See financial notes.*

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 95.4% Municipal Securities | 360,515 | 360,515 |
| 95.4% Total Investments | **360,515** | **360,515** |
| 4.6% Other Assets and Liabilities | | 17,566 |
| 100.0% Net Assets | | **378,081** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  95.4% of net assets** | | |
| **Pennsylvania  93.9%** | | |
| **Allegheny Cnty Hospital Development Auth** | | |
| RB (University of Pittsburgh Medical Center) Series 2005B 4.09%, 07/06/06 *(a)(e)* | 7,000 | 7,000 |
| RB (UPMC Senior Communities) Series 2003 3.97%, 07/06/06 *(a)(b)* | 7,540 | 7,540 |
| **Allegheny Cnty Port Auth** | | |
| Grant Anticipation Notes Series 2006 3.79%, 06/29/07 *(b)* | 10,200 | 10,269 |
| Special Revenue Transportation Bonds Series 1999 3.99%, 07/06/06 *(a)(b)(c)(d)* | 10,995 | 10,995 |
| **Beaver Cnty IDA** | | |
| Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2005A 3.98%, 07/05/06 *(a)(b)* | 3,200 | 3,200 |
| Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2006A 3.99%, 07/03/06 *(a)(b)* | 6,800 | 6,800 |
| **Central Bucks SD** | | |
| GO Bonds Series 2000A 4.02%, 07/06/06 *(a)(b)(c)* | 3,095 | 3,095 |
| **Chester Cnty School Auth** | | |
| School Lease RB Series 2005 4.01%, 07/06/06 *(a)(b)(c)(d)* | 1,755 | 1,755 |
| **Delaware Cnty IDA** | | |
| Hospital RB (Crozer-Chester Medical Center) Series 2002 3.97%, 07/06/06 *(a)(b)* | 4,800 | 4,800 |
| RB (YMCA of Philadelphia) Series 1999 4.08%, 07/05/06 *(a)(b)* | 1,785 | 1,785 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Delaware Valley Regional Finance Auth** | | |
| Local Government RB Series 1986 | | |
| 3.97%, 07/05/06 (a)(b) | 10,600 | 10,600 |
| Local Government RB Series 1998A | | |
| 4.03%, 07/06/06 (a)(b)(c)(d) | 4,055 | 4,055 |
| 4.05%, 07/06/06 (a)(b)(c)(d) | 1,300 | 1,300 |
| **Easton Area SD** | | |
| GO Bonds Series 2005 | | |
| 3.97%, 07/06/06 (a)(b)(c) | 9,000 | 9,000 |
| **Erie SD** | | |
| GO Bonds Series 2001A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 6,950 | 6,950 |
| **Hanover Public SD** | | |
| GO Bonds Series 2005 | | |
| 3.97%, 07/06/06 (a)(b)(c) | 4,000 | 4,000 |
| **Harrisburg Auth** | | |
| Water Refunding RB Series 2003A | | |
| 4.02%, 07/06/06 (a)(b)(c) | 12,000 | 12,000 |
| **Lehigh Cnty IDA** | | |
| Pollution Control Refunding RB (PPL Electric Utilities Corp) Series 2005B | | |
| 4.01%, 07/06/06 (a)(b)(c) | 3,290 | 3,290 |
| **Luzerne Cnty IDA** | | |
| RB (Methodist Homes) Series 2003 | | |
| 4.02%, 07/05/06 (a)(b) | 2,000 | 2,000 |
| **Manheim Township SD** | | |
| GO Bonds Series 2004 | | |
| 3.99%, 07/06/06 (a)(b)(c) | 3,600 | 3,600 |
| **Mercer Cnty** | | |
| GO Bonds Series 2001 | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 1,275 | 1,275 |
| **Montgomery Cnty IDA** | | |
| Environmental Facilities RB (Ionza Inc) Series 2000 | | |
| 4.07%, 07/06/06 (a)(b) | 7,000 | 7,000 |
| Pollution Control Refunding RB (Exelon Generation Co) Series 2002A | | |
| 3.60%, 07/11/06 (b) | 5,000 | 5,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Pollution Control Refunding RB (Peco Energy Co) Series 1994A | | |
| 3.52%, 07/18/06 (b) | 10,000 | 10,000 |
| 3.65%, 08/01/06 (b) | 8,000 | 8,000 |
| 3.56%, 08/14/06 (b) | 16,000 | 16,000 |
| Pollution Control Refunding RB (Peco Energy Co) Series 1999A | | |
| 3.95%, 07/05/06 (a)(b) | 7,400 | 7,400 |
| School RB (Friends' Central School) Series 2002 | | |
| 3.97%, 07/06/06 (a)(b) | 4,200 | 4,200 |
| **Montgomery Cnty Redevelopment Auth** | | |
| M/F Housing Refunding RB (Glenmore Associates) Series 1995A | | |
| 3.99%, 07/07/06 (a)(b) | 3,750 | 3,750 |
| **Northhampton Cnty** | | |
| RB (Binney and Smith) Series 1997A | | |
| 4.03%, 07/05/06 (a)(b) | 3,250 | 3,250 |
| RB (Binney and Smith) Series 1997B | | |
| 4.03%, 07/05/06 (a)(b) | 780 | 780 |
| **Norwin SD** | | |
| GO Bonds Series 2001A | | |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 9,710 | 9,710 |
| **Pennsylvania** | | |
| GO Bonds First Series 2003 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 4,870 | 4,870 |
| **Pennsylvania Convention Center Auth** | | |
| RB Series 1989A | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 2,745 | 2,745 |
| **Pennsylvania Economic Development Finance Auth** | | |
| Bonds (Westrum Harleysville II) Series 2005 | | |
| 4.03%, 07/06/06 (a)(b) | 6,200 | 6,200 |
| Exempt Facilities RB (Amtrak) Series 2001B | | |
| 4.06%, 07/06/06 (a)(b) | 12,000 | 12,000 |

*See financial notes.* 31

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Exempt Facilities | | |
| RB (Shippingport) | | |
| Series 2005A | | |
| 4.06%, 07/05/06 *(a)(b)* | 9,000 | 9,000 |
| **Pennsylvania Energy Development Auth** | | |
| RB (B&W Ebensburg) | | |
| Series 1986 | | |
| 4.03%, 07/05/06 *(a)(b)* | 9,335 | 9,335 |
| **Pennsylvania HFA** | | |
| Residential Development | | |
| Refunding RB Series 2002A | | |
| 4.04%, 07/05/06 *(a)(c)(d)* | 6,000 | 6,000 |
| S/F Mortgage RB Drawdown | | |
| Series 2003 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 2,405 | 2,405 |
| S/F Mortgage RB | | |
| Series 1999-66A | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 2,655 | 2,655 |
| S/F Mortgage RB | | |
| Series 1999A | | |
| 4.05%, 07/06/06 *(a)(c)(d)* | 7,690 | 7,690 |
| S/F Mortgage RB | | |
| Series 2001-72A | | |
| 4.04%, 07/06/06 *(a)(b)(c)* | 2,495 | 2,495 |
| S/F Mortgage RB | | |
| Series 2002-74B | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 7,495 | 7,495 |
| S/F Mortgage RB | | |
| Series 2003-79A | | |
| 4.04%, 07/06/06 *(a)(c)* | 2,370 | 2,370 |
| S/F Mortgage RB | | |
| Series 2005-88B | | |
| 4.02%, 07/05/06 *(a)(c)* | 1,800 | 1,800 |
| **Pennsylvania Higher Education Assistance Agency** | | |
| Student Loan RB Series 2000A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 18,125 | 18,125 |
| Student Loan RB Series 2001A | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 5,050 | 5,050 |
| **Pennsylvania Higher Educational Facilities Auth** | | |
| RB (University of Pennsylvania | | |
| Health Services) Series 2005A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pennsylvania Public School Building Auth** | | |
| Lease RB (Philadelphia SD) | | |
| Series 2003 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 1,936 | 1,935 |
| RB (Parkland SD) Series 1999D | | |
| 4.02%, 07/06/06 *(a)(b)(c)* | 2,380 | 2,380 |
| School Lease RB (Philadelphia | | |
| SD) Series 2003 | | |
| 4.03%, 07/05/06 *(a)(b)(c)(d)* | 7,000 | 7,000 |
| **Pennsylvania Turnpike Commission** | | |
| RB Series 2004A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,270 | 6,270 |
| Registration Fee Refunding RB | | |
| Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 2,355 | 2,355 |
| **Philadelphia** | | |
| Airport RB Series 2005A | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 1,000 | 1,000 |
| Airport Refunding RB | | |
| Series 2005C | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 6,830 | 6,830 |
| Water and Wastewater RB | | |
| Series 1997B | | |
| 3.95%, 07/05/06 *(a)(b)(c)* | 120 | 120 |
| **Philadelphia Gas Works** | | |
| RB Third Series 2001 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 1,700 | 1,700 |
| **Philadelphia IDA** | | |
| RB (City Line Holiday Inn) | | |
| Series 1996 | | |
| 4.00%, 07/05/06 *(a)(b)* | 4,600 | 4,600 |
| RB Series 1998A | | |
| 4.05%, 07/06/08 *(a)(b)(c)(d)* | 5,000 | 5,000 |
| **Philadelphia Redevelopment Auth** | | |
| RB (Neighborhood | | |
| Transformation Initiative) | | |
| Series 2005C | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,745 | 5,745 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Scranton Redevelopment Auth** | | |
| Guaranteed Lease RB Series 2004 | | |
| 4.02%, 07/06/06 *(a)(b)* | 6,905 | 6,905 |
| **Temple University** | | |
| Commonwealth System of Higher Education University Funding Obligations Series 2006 | | |
| 3.68%, 04/26/07 | 8,250 | 8,336 |
| **West Cornwall Township Municipal Auth** | | |
| RB (Lebanon Valley Brethren Home) Series 1995 | | |
| 4.03%, 07/05/06 *(a)(b)* | 1,000 | 1,000 |
| | | **354,810** |
| **Puerto Rico  1.5%** | | |
| **Puerto Rico** | | |
| TRAN Series 2006 | | |
| 3.23%, 07/28/06 *(b)* | 5,000 | 5,005 |
| **Puerto Rico Highway and Transportation Auth** | | |
| Transportation Refunding RB Series 2005L | | |
| 3.97%, 07/06/06 (a)(b)(c)(d) | 700 | 700 |
| | | **5,705** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $360,515.

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Cost/Value ($ x 1,000) |
|---|---|---|
| At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows: | | |
| **Allegheny County Hospital Development Auth** | | |
| RB (University of Pittsburgh Medical Center) Series 2005B | | |
| 4.09%, 11/17/05, 07/06/06 | 7,000 | 7,000 |

*(a)* Variable rate security.
*(b)* Credit-enhanced security.
*(c)* Liquidity-enhanced security.
*(d)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $104,605 or 27.7% of net assets.
*(e)* Illiquid and/or restricted security.

*GAN* – Grant anticipation note
*GO* – General obligation
*HFA* – Housing Finance Agency
*IDA* – Industrial Development Authority
*RB* – Revenue bond
*TRAN* – Tax and revenue anticipation note

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at cost and value | | $360,515 |
| Cash | | 218 |
| Receivables: | | |
| Fund shares sold | | 11,349 |
| Investments sold | | 20,100 |
| Interest | | 2,248 |
| Prepaid expenses | + | 35 |
| **Total assets** | | **394,465** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Dividends to shareholders | | 510 |
| Investments bought | | 10,269 |
| Fund shares redeemed | | 5,564 |
| Investment adviser and administrator fees | | 5 |
| Transfer agent and shareholder services fees | | 14 |
| Trustees' fees | | 3 |
| Accrued expenses | + | 19 |
| **Total liabilities** | | **16,384** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 394,465 |
| **Total liabilities** | - | 16,384 |
| **Net assets** | | **$378,081** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 378,141 |
| Net investment income not yet distributed | 2 |
| Net realized capital losses | (62) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $378,081 | | 378,125 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$6,334** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized losses on investments sold | **(5)** |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 729 |
| Transfer agent and shareholder service fees | | 863 |
| Trustees' fees | | 9 |
| Custodian fees | | 10 |
| Portfolio accounting fees | | 14 |
| Professional fees | | 12 |
| Registration fees | | 26 |
| Shareholder reports | | 5 |
| Other expenses | + | 2 |
| Total expenses | | 1,670 |
| Custody credits | - | 2 |
| Expense reduction | - | 422 |
| **Net expenses** | | **1,246** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 6,334 |
| **Net expenses** | - | 1,246 |
| **Net investment income** | | **5,088** |
| **Net realized losses** | + | (5) |
| **Increase in net assets from operations** | | **$5,083** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

|  | | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|---|
| Net investment income | | $5,088 | $6,627 |
| Net realized losses | + | (5) | (43) |
| **Increase in net assets from operations** | | **5,083** | **6,584** |

### Distributions Paid

|  | | | |
|---|---|---|---|
| Dividends from net investment income | | 5,088 | 6,627 |

### Transactions in Fund Shares*

|  | | | |
|---|---|---|---|
| Shares sold | | 918,463 | 1,434,497 |
| Shares reinvested | | 4,562 | 6,480 |
| Shares redeemed | + | (923,000) | (1,408,453) |
| **Net transactions in fund shares** | | **25** | **32,524** |

### Net Assets

|  | | | |
|---|---|---|---|
| Beginning of period | | 378,061 | 345,580 |
| Total increase | + | 20 | 32,481 |
| **End of period** | | **$378,081** | **$378,061** |

|  | | | |
|---|---|---|---|
| Net investment income not yet distributed | | **$2** | **$2** |

*Transactions took place at $1.00 per share; figures for shares quantities are the same as for dollars.

# Schwab AMT Tax-Free Money Fund™
## (Formerly Schwab Florida Municipal Money Fund)

## Financial Statements

### Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
| Net investment income | 0.01 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.32[2] | 1.81 | 0.60 | 0.46 | 0.96 | 2.32 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
| Net operating expenses | 0.65[3] | 0.65 | 0.66 | 0.64 | 0.59 | 0.59 |
| Gross operating expenses | 0.85[3] | 0.85 | 0.85 | 0.85 | 0.87 | 0.87 |
| Net investment income | 2.63[3] | 1.78 | 0.59 | 0.47 | 0.95 | 2.30 |
| Net assets, end of period ($ x 1,000,000) | 1,111 | 1,973 | 1,905 | 1,804 | 1,785 | 1,518 |

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 102.5% Municipal Securities | 1,138,962 | 1,138,962 |
| 102.5% Total Investments | 1,138,962 | 1,138,962 |
| (2.5)% Other Assets and Liabilities | | (27,974) |
| 100.0% Net Assets | | 1,110,988 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  102.5% of net assets** | | |
| **Arizona  0.9%** | | |
| **Scottsdale IDA** Hospital RB (Scottsdale Healthcare) Series 2006G 4.02%, 07/06/06 *(a)(b)(c)* | 10,000 | **10,000** |
| **Connecticut  0.0%** | | |
| **Connecticut HFA** S/F Mortgage Draw Down RB Series 2004B 4.02%, 07/06/06 *(a)(b)(c)(d)* | 120 | **120** |
| **Florida  77.3%** | | |
| **Alachua Cnty Health Facilities Auth** RB (Shands Hospital-University of Florida) Series 1992R 4.00%, 07/06/06 *(a)(b)(c)(d)* | 55,460 | 55,460 |
| **Alachua Cnty School Board** COP Series 2004 4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,045 | 9,045 |
| **Broward Cnty** Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998 4.03%, 07/06/06 *(a)(b)(c)* | 8,860 | 8,860 |
| **Broward Cnty HFA** M/F Housing RB (Sawgrass Pines Apts) Series 1993A 4.03%, 07/06/06 *(a)(b)* | 1,100 | 1,100 |
| **Broward Cnty School District/Board** COP Series 2006A 4.01%, 07/06/06 *(a)(b)(c)* | 9,800 | 9,800 |
| **Capital Trust Agency** M/F Housing RB (Portofino Villas and Stratford Landing) Series 2006A 3.97%, 07/06/06 *(a)(b)* | 6,100 | 6,100 |
| **Charlotte Cnty** Refunding RB Series 2003A 3.98%, 07/06/06 *(a)(b)(c)* | 7,400 | 7,400 |
| **Collier Cnty** IDRB (Ave Maria Utility Co) Series 2005 4.04%, 07/05/06 *(a)(b)* | 10,000 | 10,000 |

### Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Collier Cnty HFA** | | |
| M/F Housing RB (Brittany Bay Apts) Series 2001A | | |
| 4.01%, 07/05/06 *(a)(b)* | 3,350 | 3,350 |
| **Collier Cnty IDA** | | |
| Educational Facilities RB (Community School of Naples) Series 2002 | | |
| 4.00%, 07/06/06 *(a)(b)* | 2,850 | 2,850 |
| **Escambia HFA** | | |
| S/F Mortgage RB Series 2001A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 1,520 | 1,520 |
| 4.09%, 07/06/06 *(a)(b)(c)(d)* | 2,795 | 2,795 |
| S/F RB Series 1997A | | |
| 4.12%, 07/06/06 *(a)(b)(c)(d)* | 60 | 60 |
| S/F RB Series 2002A1 | | |
| 4.05%, 07/06/06 *(a)(c)(d)* | 4,070 | 4,070 |
| **Florida** | | |
| RB (Dept of Environmental Protection Preservation 2000) Series 1997B | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 22,920 | 22,920 |
| **Florida Board of Education** | | |
| Capital Outlay Bonds Series 1998E | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 12,280 | 12,280 |
| Capital Outlay Bonds Series 1999C | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 17,800 | 17,800 |
| Capital Outlay Bonds Series 2003C | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 7,500 | 7,500 |
| Capital Outlay Refunding Bonds Series 2001B | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 14,100 | 14,100 |
| Lottery RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 3,335 | 3,335 |
| 3.45%, 08/03/06 *(a)(b)(c)(d)* | 5,785 | 5,785 |
| Public Education Capital Outlay Refunding Bonds Series 2005C | | |
| 4.01%, 07/06/06 *(a)(c)* | 13,993 | 13,993 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Florida Dept of Transportation** | | |
| Turnpike RB Series 2000A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 7,820 | 7,820 |
| **Florida Development Finance Corp** | | |
| IDRB (Central Farms) Series 1999A4 | | |
| 4.09%, 07/05/06 *(a)(b)* | 710 | 710 |
| IDRB (Schmitt Family Partnership) Series 1999A2 | | |
| 4.09%, 07/05/06 *(a)(b)* | 1,750 | 1,750 |
| IDRB (Vutec Corp) Series 1999A1 | | |
| 4.09%, 07/05/06 *(a)(b)* | 1,520 | 1,520 |
| **Florida HFA** | | |
| Homeowner Mortgage RB Series 2000-4 | | |
| 4.09%, 07/06/06 *(a)(b)(c)(d)* | 1,395 | 1,395 |
| M/F Housing RB (Cameron Cove Apts) Series 1985XX | | |
| 3.99%, 07/05/06 *(a)(b)* | 8,000 | 8,000 |
| M/F Housing Refunding RB (Reflections Apts) Series 2001KA | | |
| 3.97%, 07/06/06 *(a)(b)* | 13,500 | 13,500 |
| M/F Housing Refunding RB (South Pointe) Series 1998J | | |
| 3.97%, 07/05/06 *(a)(b)* | 4,925 | 4,925 |
| M/F Mortgage RB (Lynn Lake Apts) Series 2005B1 | | |
| 4.02%, 07/06/06 *(a)(b)* | 10,100 | 10,100 |
| M/F Mortgage Refunding RB (Victoria Park Apts) Series 2002J1 | | |
| 3.97%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| RB (Timberline Apts) Series 1999P | | |
| 4.05%, 07/05/06 *(a)(b)* | 6,035 | 6,035 |
| **Florida Local Government Finance Commission** | | |
| Pooled TECP Series 1994A | | |
| 3.59%, 07/11/06 *(b)* | 28,003 | 28,003 |
| 3.57%, 08/07/06 *(b)* | 17,000 | 17,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Gainesville** | | |
| IDRB (Exactech) Series 1997 | | |
| 4.04%, 07/05/06 *(a)(b)* | 2,100 | 2,100 |
| **Gainesville Utility System** | | |
| RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 4,545 | 4,545 |
| **Greater Orlando Aviation Auth** | | |
| Airport Facilities RB<br>Series 2002E | | |
| 4.05%, 07/05/06 *(a)(b)(c)* | 11,000 | 11,000 |
| Airport Facility RB (Flightsafety<br>International) Series 2003A | | |
| 4.04%, 07/06/06 *(a)(b)* | 8,900 | 8,900 |
| **Hillsborough Cnty Aviation Auth** | | |
| Airport Facilities Subordinated<br>TECP Series B | | |
| 3.60%, 07/20/06 *(b)* | 22,500 | 22,500 |
| RB (Tampa International Airport)<br>Series 2003A | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 5,495 | 5,495 |
| RB (Tampa International Airport)<br>Series 2005A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 4,865 | 4,865 |
| **Hillsborough Cnty HFA** | | |
| M/F Housing RB (Claymore<br>Crossing Apts) Series 2005 | | |
| 4.02%, 07/05/06 *(a)(b)* | 3,000 | 3,000 |
| M/F Housing RB (Lake Kathy<br>Apts) Series 2005 | | |
| 4.03%, 07/06/06 *(a)(b)* | 6,000 | 6,000 |
| **Hillsborough Cnty IDA** | | |
| IDRB (University Community<br>Hospital) Series 1994 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 21,085 | 21,085 |
| **Hillsborough Cnty Port District** | | |
| Refunding RB (Tampa Port<br>Auth) Series 2005A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 6,679 | 6,679 |
| **Jacksonville Economic Development Commission** | | |
| RB (Bolles School)<br>Series 1999A | | |
| 3.98%, 07/06/06 *(a)(b)* | 1,300 | 1,300 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Special Facility Airport RB<br>(Holland Sheltair Aviation<br>Group) Series 2004A1 | | |
| 4.05%, 07/06/06 *(a)(b)* | 6,155 | 6,155 |
| Special Facility Airport RB<br>(Holland Sheltair Aviation<br>Group) Series 2005B | | |
| 4.05%, 07/06/06 *(a)(b)* | 2,060 | 2,060 |
| **Jacksonville HFA** | | |
| M/F Housing RB (Brookwood<br>Forest Apts) Series 2005 | | |
| 4.02%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| M/F Housing Refunding RB<br>(St. Augustine Apts)<br>Series 2006 | | |
| 3.98%, 07/05/06 *(a)(b)* | 3,300 | 3,300 |
| **Jacksonville Port Auth** | | |
| Port Facility RB Series 1996 | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 10,100 | 10,100 |
| **Lee Cnty** | | |
| Airport RB Series 2000A | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 4,957 | 4,957 |
| **Lee Cnty HFA** | | |
| M/F Housing RB (University<br>Club Apts) Series 2002A | | |
| 4.04%, 07/06/06 *(a)(b)* | 7,500 | 7,500 |
| **Manatee Cnty HFA** | | |
| M/F Housing RB (Centre Court<br>Apts) Series 2000 | | |
| 4.02%, 07/05/06 *(a)(b)* | 3,755 | 3,755 |
| **Miami Health Facilities Auth** | | |
| Refunding RB (Miami Jewish<br>Home and Hospital for the<br>Aged, Inc) Series 2005 | | |
| 3.99%, 07/05/06 *(a)(b)* | 4,900 | 4,900 |
| **Miami-Dade Cnty** | | |
| Aviation RB (Miami International<br>Airport) Series 2004B | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,000 | 5,000 |
| Aviation RB (Miami International<br>Airport) Series 2005A | | |
| 4.05%, 07/06/06 *(a)(b)(c)* | 9,105 | 9,105 |
| Aviation Refunding RB (Miami<br>International Airport-Hub of<br>the Americas) Series 2005B | | |
| 3.13%, 10/01/06 *(b)* | 2,455 | 2,460 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Aviation TECP (Miami International Airport) Series A | | |
| 3.38%, 07/10/06 *(b)* | 12,216 | 12,216 |
| GO Bonds Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,940 | 9,940 |
| Water and Sewer System Refunding RB Series 2005 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 18,600 | 18,600 |
| **Miami-Dade Cnty HFA** | | |
| M/F Mortgage RB Series 2003-3 | | |
| 4.02%, 07/05/06 *(a)(b)* | 9,140 | 9,140 |
| **Miami-Dade Cnty IDA** | | |
| IDRB (Airbus Service Co) Series 1998A | | |
| 4.08%, 07/06/06 *(a)(b)* | 8,080 | 8,080 |
| IDRB (Airis Miami LLC) Series 1999A | | |
| 4.03%, 07/06/06 *(a)(b)(c)* | 14,100 | 14,100 |
| IDRB (Fine Art Lamps) Series 1998 | | |
| 4.04%, 07/05/06 *(a)(b)* | 1,500 | 1,500 |
| IDRB (Tarmac America) Series 2004 | | |
| 4.05%, 07/06/06 *(a)(b)* | 3,200 | 3,200 |
| **New College of Florida Development Corp** | | |
| Master Lease Program COP Series 2006 | | |
| 3.99%, 07/05/06 *(a)(b)* | 11,110 | 11,110 |
| **Ocala** | | |
| Utility Systems RB Series 2005B | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 5,515 | 5,515 |
| **Ocean Highway and Port Auth** | | |
| RB Series 1990 | | |
| 4.08%, 07/05/06 *(a)(b)* | 9,400 | 9,400 |
| **Orange Cnty Health Finance Auth** | | |
| Refunding Program RB (Pooled Hospital Loan) Series 1985 | | |
| 3.70%, 08/03/06 *(b)* | 19,600 | 19,600 |
| 3.68%, 08/08/06 *(b)* | 18,400 | 18,400 |
| **Orange Cnty HFA** | | |
| M/F Housing RB (Glenn On Millenia Boulevard) Series 2001C | | |
| 4.01%, 07/05/06 *(a)(b)* | 3,355 | 3,355 |
| M/F Housing Refunding RB (Andover Place Apts) Series 1998F | | |
| 4.02%, 07/06/06 *(a)(b)* | 7,770 | 7,770 |
| Refunding RB (Highland Pointe Apts) Series 1998J | | |
| 3.99%, 07/06/06 *(a)(b)* | 7,455 | 7,455 |
| **Orange Cnty IDA** | | |
| RB (Central Florida YMCA) Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)* | 1,000 | 1,000 |
| **Orange Cnty School Board** | | |
| COP Series 2006A | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 7,680 | 7,680 |
| COP Series 2006B | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 2,765 | 2,765 |
| **Orlando and Orange Cnty Expressway Auth** | | |
| RB Series 2005D | | |
| 3.96%, 07/06/06 *(a)(b)(c)* | 7,840 | 7,840 |
| **Palm Bay** | | |
| Utility System Improvement RB Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 9,135 | 9,135 |
| **Palm Beach Cnty** | | |
| Criminal Justice Facilities RB Series 1997 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,495 | 4,495 |
| RB (Raymond F. Kravis Center for the Performing Arts) Series 2002 | | |
| 3.93%, 07/06/06 *(a)(b)* | 5,800 | 5,800 |
| RB (Zoological Society of the Palm Beaches) Series 2001 | | |
| 3.98%, 07/06/06 *(a)(b)* | 5,500 | 5,500 |
| **Palm Beach Cnty Health Facilities Auth** | | |
| Refunding Program RB (Pooled Hospital Loan) Series 1985 | | |
| 3.59%, 07/11/06 *(b)* | 11,500 | 11,500 |
| 3.58%, 09/19/06 *(b)* | 7,300 | 7,300 |

*See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Palm Beach Cnty HFA** | | |
| M/F Housing RB (Azalea Place<br>  Apts) Series 1999A<br>  4.06%, 07/05/06 *(a)(b)* | 3,000 | 3,000 |
| M/F Housing Refunding RB<br>  (Spinnaker Landing Apts)<br>  Series 1998<br>  4.02%, 07/06/06 *(a)(b)* | 2,645 | 2,645 |
| **Palm Beach Cnty SD** | | |
| Sales Tax Revenue CP<br>  3.65%, 08/07/06 *(b)* | 9,500 | 9,500 |
|   3.55%, 08/14/06 *(b)* | 4,000 | 4,000 |
| **Pinellas Cnty IDA** | | |
| IDRB (H&S Swansons Tool Co)<br>  Series 2001<br>  4.04%, 07/05/06 *(a)(b)* | 2,910 | 2,910 |
| IDRB (Restorative Care of<br>  America) Series 2001<br>  4.14%, 07/05/06 *(a)(b)* | 1,565 | 1,565 |
| **Sarasota Cnty** | | |
| RB (Sarasota Family YMCA)<br>  Series 1999<br>  3.98%, 07/06/06 *(a)(b)* | 1,890 | 1,890 |
| Utility System Refunding RB<br>  Series 2005A<br>  4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,515 | 4,515 |
| **Sarasota Cnty Health<br>Facilities Auth** | | |
| RB (Sarasota-Manatee Jewish<br>  Housing Council, Inc)<br>  Series 2005A<br>  3.98%, 07/06/06 *(a)(b)* | 27,600 | 27,600 |
| **Seminole Cnty IDA** | | |
| IDRB (Amrhein Family Limited<br>  Partnership) Series 2001<br>  4.04%, 07/05/06 *(a)(b)* | 4,125 | 4,125 |
| **St Petersburg** | | |
| Capital Improvement RB<br>  (Airport) Series 1997C<br>  4.04%, 07/05/06 *(a)(b)* | 210 | 210 |
| **Sumter Cnty IDA** | | |
| IDRB (Robbins Manufacturing<br>  Co) Series 1997<br>  4.08%, 07/06/06 *(a)(b)* | 1,200 | 1,200 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sumter Landing Community<br>Development District** | | |
| Recreational RB Series 2005A<br>  4.01%, 07/06/06 *(a)(b)(c)(d)* | 2,000 | 2,000 |
| **Sunshine State Governmental<br>Financing Commission** | | |
| CP Revenue Notes (Miami-Dade<br>  Cnty) Series G<br>  3.42%, 08/08/06 *(b)(c)* | 10,000 | 10,000 |
| TECP Series 1998A<br>  3.38%, 08/08/06 *(b)(c)* | 40,207 | 40,207 |
| **Tampa** | | |
| Educational Facilities RB (Pepin<br>  Academy of Tampa)<br>  Series 2002<br>  4.02%, 07/06/06 *(a)(b)* | 3,755 | 3,755 |
| **Tampa Bay Water Auth** | | |
| Utility System Refunding and<br>  Improvement RB<br>  Series 2001A<br>  4.05%, 07/06/06 *(a)(b)(c)(d)* | 5,200 | 5,200 |
| **University of South Florida<br>Research Foundation** | | |
| RB (Interdisciplinary Research<br>  Building) Series 2004A<br>  4.00%, 07/05/06 *(a)(b)* | 5,500 | 5,500 |
| **Volusia Cnty Health Facilities<br>Auth** | | |
| Hospital RB (Southwest Volusia<br>  Healthcare Corp)<br>  Series 1994A<br>  3.98%, 07/06/06 *(a)(b)* | 11,000 | 11,000 |
| **Winter Haven** | | |
| Utility System Improvement and<br>  Refunding RB Series 2005<br>  4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,210 | 9,210 |
| | | **859,070** |
| **Georgia  1.3%** | | |
| **DeKalb Cnty** | | |
| Water and Sewerage Refunding<br>  RB Series 2006B<br>  4.01%, 07/06/06 *(a)(b)(c)* | 8,500 | 8,500 |
| **Fulton Cnty** | | |
| Water and Sewerage RB<br>  Series 2004<br>  4.00%, 07/06/06 *(a)(b)(c)* | 1,040 | 1,040 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Metropolitan Atlanta Rapid Transit Auth** | | |
| Sales Tax Revenue CP BAN (Third Indenture) Series 2004A | | |
| 3.63%, 07/13/06 *(b)* | 5,000 | 5,000 |
| | | **14,540** |
| **Illinois 4.4%** | | |
| **Chicago** | | |
| General Airport Third Lien RB (Chicago O'Hare International Airport) Series 2005A | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 22,290 | 22,290 |
| GO Bonds Project and Refunding Series 2006A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 17,760 | 17,760 |
| **Chicago O'Hare International Airport** | | |
| General Airport Third Lien RB Series 2003B2 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 8,595 | 8,595 |
| | | **48,645** |
| **Indiana 0.0%** | | |
| **Indiana HFA** | | |
| S/F Mortgage RB Series 2002B | | |
| 4.06%, 07/05/06 *(a)(c)(d)* | 480 | **480** |
| **Iowa 1.5%** | | |
| **Iowa School Corporations** | | |
| Cash Anticipation Program Warrant Certificates Series 2006-2007 A | | |
| 3.71%, 06/28/07 *(b)* | 16,720 | **16,846** |
| **Kentucky 1.4%** | | |
| **Kentucky Asset/Liability Commission** | | |
| General Fund TRAN Series 2006A | | |
| 3.70%, 06/28/07 | 15,000 | **15,114** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Louisiana 0.9%** | | |
| **Louisiana Local Government Environmental Facilities and Community Development Auth** | | |
| RB (University of Louisiana-Monroe) Series 2004C | | |
| 3.99%, 07/06/06 *(a)(b)* | 10,000 | **10,000** |
| **Massachusetts 0.8%** | | |
| **Chelmsford** | | |
| BAN | | |
| 3.66%, 06/22/07 | 6,000 | 6,047 |
| **Needham** | | |
| BAN | | |
| 3.64%, 11/01/06 | 3,000 | 3,006 |
| | | **9,053** |
| **Nevada 3.6%** | | |
| **Las Vegas Valley Water District** | | |
| GO (Limited Tax) Water CP Series 2004 A&B | | |
| 3.53%, 07/14/06 *(c)* | 30,000 | 30,000 |
| 3.55%, 08/03/06 *(c)* | 9,900 | 9,900 |
| | | **39,900** |
| **New Jersey 1.4%** | | |
| **Woodbridge** | | |
| BAN | | |
| 3.79%, 07/06/07 | 13,000 | 13,089 |
| 3.80%, 07/06/07 | 3,000 | 3,020 |
| | | **16,109** |
| **New York 0.2%** | | |
| **Long Island Power Auth** | | |
| Electric System Subordinated RB Series 2001-2B | | |
| 3.94%, 07/03/06 *(a)(b)* | 1,000 | 1,000 |
| **New York City Municipal Water Finance Auth** | | |
| Water and Sewer System RB Series 1994G | | |
| 3.94%, 07/03/06 *(a)(b)(c)* | 1,100 | 1,100 |
| | | **2,100** |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pennsylvania  0.3%** | | |
| **Pennsylvania Higher Education Assistance Agency**<br>Student Loan RB Series 1988B<br>4.01%, 07/05/06 *(a)(b)(c)* | 3,000 | **3,000** |
| **Puerto Rico  2.8%** | | |
| **Puerto Rico**<br>TRAN Series 2006<br>3.23%, 07/28/06 *(b)* | 15,000 | 15,014 |
| **Puerto Rico Highway and Transportation Auth**<br>Highway Refunding RB Series BB<br>3.50%, 02/15/07 *(a)(b)(c)* | 11,210 | 11,210 |
| **Puerto Rico Municipal Finance Agency**<br>Refunding Bonds Series C<br>3.50%, 02/15/07 *(a)(b)(c)* | 4,945 | 4,945 |
| | | **31,169** |
| **South Carolina  0.8%** | | |
| **South Carolina Public Service Auth**<br>TECP<br>3.53%, 08/11/06 *(c)* | 8,591 | **8,591** |
| **Tennessee  0.0%** | | |
| **Montgomery Cnty Public Building Auth**<br>Pooled Financing RB (Tennessee Cnty Loan Pool) Series 2002<br>4.05%, 07/03/06 *(a)(b)* | 425 | **425** |
| **Texas  2.8%** | | |
| **Dallas Fort Worth International Airport**<br>Joint Improvement and Refunding RB Series 2001A<br>4.04%, 07/06/06 *(a)(b)(c)(d)* | 3,495 | 3,495 |
| **Texas**<br>TRAN Series 2005<br>3.70%, 08/31/06 | 5,000 | 5,006 |
| 3.74%, 08/31/06 | 16,500 | 16,517 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Texas State University System Board of Regents**<br>Permanent University Fund Bonds Series 2005B<br>4.01%, 07/06/06 *(a)(c)* | 6,350 | 6,350 |
| | | **31,368** |
| **Washington  0.7%** | | |
| **Port of Seattle**<br>Intermediate Lien Refunding RB Series 2006<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 7,250 | **7,250** |
| **Wyoming  1.4%** | | |
| **Lincoln Cnty**<br>Pollution Control RB (Amoco) Series 1983<br>3.40%, 10/01/06 *(a)* | 15,200 | **15,182** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $1,138,962.

*(a)* Variable-rate security.
*(b)* Credit-enhanced security.
*(c)* Liquidity-enhanced security.
*(d)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $311,776 or 28.1% of net assets.

*BAN* – Bond anticipation note
*COP* – Certificate of participation
*GO* – General obligation
*HFA* – Housing Finance Agency
*IDA* – Industrial Development Authority
*IDRB* – Industrial Development Revenue Bond
*RAN* – Revenue anticipation note
*RB* – Revenue bond
*TAN* – Tax antipication note
*TECP* – Tax-exempt commercial paper
*TRAN* – Tax and revenue anticipation note

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at cost and value | $1,138,962 |
| Cash | 845 |
| Receivables: | |
|    Fund shares sold | 26,432 |
|    Investments sold | 800 |
|    Interest | 6,361 |
| Prepaid expenses | +     64 |
| **Total assets** | **1,173,464** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|    Dividends to shareholders | 1,448 |
|    Investments bought | 31,223 |
|    Fund shares redeemed | 29,713 |
|    Investment adviser and administrator fees | 16 |
|    Transfer agent and shareholder services fees | 41 |
|    Trustees' fees | 3 |
| Accrued expenses | +     32 |
| **Total liabilities** | **62,476** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 1,173,464 |
| **Total liabilities** | -   62,476 |
| **Net assets** | **$1,110,988** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 1,111,323 |
| Net investment income not yet distributed | 12 |
| Net realized capital losses | (347) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $1,110,988 | | 1,111,235 | | $1.00 |

Statement of

## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$20,004** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | (36) |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 2,284 |
| Transfer agent and shareholder service fees | | 2,746 |
| Trustees' fees | | 11 |
| Custodian fees | | 25 |
| Portfolio accounting fees | | 22 |
| Professional fees | | 13 |
| Registration fees | | 38 |
| Shareholder reports | | 13 |
| Other expenses | + | 6 |
| Total expenses | | 5,158 |
| Expense reduction | - | 1,192 |
| **Net expenses** | | **3,966** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 20,004 |
| **Net expenses** | - | 3,966 |
| **Net investment income** | | **16,038** |
| **Net realized losses** | + | (36) |
| **Increase in net assets from operations** | | **$16,002** |

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

| | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|
| Net investment income | $16,038 | $21,545 |
| Net realized losses | + (36) | (223) |
| **Increase in net assets from operations** | **16,002** | **21,322** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | 16,038 | 21,545 |

### Transactions in Fund Shares*

| | | |
|---|---|---|
| Shares sold | 2,928,872 | 5,637,418 |
| Shares reinvested | 14,395 | 21,042 |
| Shares redeemed | + (3,805,113) | (5,589,996) |
| **Net transactions in fund shares** | **(861,846)** | **68,464** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 1,972,870 | 1,904,629 |
| Total increase or decrease | + (861,882) | 68,241 |
| **End of period** | **$1,110,988** | **$1,972,870** |
| | | |
| Net investment income not yet distributed | **$12** | **$12** |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

# Schwab Massachusetts Municipal Money Fund™

## Financial Statements

### Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 5/16/03[1]–<br>12/31/03 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | |
|    Net investment income | 0.01 | 0.02 | 0.01 | 0.00[2] |
| Less distributions: | | | | |
|    Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[2] |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.31[3] | 1.78 | 0.64 | 0.30[3] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
|    Net operating expenses | 0.65[4] | 0.63 | 0.60 | 0.51[4,5] |
|    Gross operating expenses | 0.88[4] | 0.87 | 0.86 | 0.86[4] |
|    Net investment income | 2.66[4] | 1.76 | 0.63 | 0.48[4] |
| Net assets, end of period ($ x 1,000,000) | 366 | 351 | 386 | 363 |

\* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense by an additional 0.09%.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 95.2% | Municipal Securities | 348,316 | 348,316 |
| 95.2% | Total Investments | **348,316** | **348,316** |
| 4.8% | Other Assets and Liabilities | | 17,657 |
| 100.0% | Net Assets | | **365,973** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities  95.2% of net assets** | | |
| **Massachusetts  92.5%** | | |
| **Bridgewater-Raynham Regional SD** BAN | | |
| 2.70%, 07/05/06 | 1,726 | 1,726 |
| 3.31%, 01/26/07 | 2,000 | 2,013 |
| **Chelmsford** BAN | | |
| 3.66%, 06/22/07 | 2,539 | 2,559 |
| **Falmouth** BAN | | |
| 2.73%, 07/21/06 | 2,000 | 2,001 |
| 3.24%, 07/21/06 | 2,775 | 2,777 |
| **Haverhill** BAN | | |
| 3.25%, 11/10/06 | 2,000 | 2,009 |
| State Qualified BAN | | |
| 3.62%, 03/30/07 | 2,000 | 2,013 |
| **Massachusetts** GO Bonds Consolidated Loan Series 1998C | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,485 | 3,485 |
| GO Bonds Consolidated Loan Series 2000C | | |
| 3.99%, 07/06/06 *(a)(c)(d)* | 1,500 | 1,500 |
| GO Bonds Consolidated Loan Series 2004A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 3,950 | 3,950 |
| GO Bonds Consolidated Loan Series 2005A | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| GO Bonds Consolidated Loan Series 2005C | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 5,145 | 5,145 |
| 4.01%, 07/06/06 *(a)(c)(d)* | 5,790 | 5,790 |
| GO Refunding Bonds Series 2004A | | |
| 4.01%, 07/05/06 *(a)(b)(c)(d)* | 3,090 | 3,090 |
| Lease RB (Route 3 North Transportation Improvements) Series 2002B | | |
| 3.96%, 07/05/06 *(a)(b)(c)* | 4,500 | 4,500 |

*See financial notes.* 49

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Massachusetts Bay Transportation Auth** | | |
| Assessment Bonds Series 2005A | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 5,495 | 5,495 |
| 4.01%, 07/06/06 *(a)(c)(d)* | 5,000 | 5,000 |
| Sr Sales Tax Bonds Series 2004C | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 11,285 | 11,285 |
| Sr Sales Tax Bonds Series 2006C | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 11,405 | 11,405 |
| Sr Sales Tax RB Series 2005A | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 2,300 | 2,300 |
| **Massachusetts Development Finance Agency** | | |
| Education RB (Dexter School) Series 2000 | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 6,235 | 6,235 |
| Higher Education RB (Smith College) Series 2005 | | |
| 4.01%, 07/06/06 *(a)(c)* | 4,890 | 4,890 |
| M/F Housing RB (Archstone Reading Apts) Series 2004A | | |
| 4.02%, 07/05/06 *(a)(b)* | 8,000 | 8,000 |
| M/F Housing RB (Midway Studios) Series 2003A | | |
| 4.03%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002 | | |
| 4.02%, 07/06/06 *(a)(b)* | 16,200 | 16,200 |
| RB (Berkshire School) Series 2001 | | |
| 3.99%, 07/06/06 *(a)(b)* | 4,500 | 4,500 |
| RB (Boston University) Series R3 | | |
| 3.95%, 07/06/06 *(a)(b)(c)* | 1,000 | 1,000 |
| RB (Boston University) Series T1 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 2,605 | 2,605 |
| RB (College of Holy Cross) Series 2002 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 1,600 | 1,600 |
| RB (Fessenden School) Series 2001 | | |
| 4.02%, 07/06/06 *(a)(b)* | 3,000 | 3,000 |
| RB (FIBA Technologies) Series 2003 | | |
| 4.05%, 07/05/06 *(a)(b)* | 1,795 | 1,795 |
| RB (Gordon College) Series 2002 | | |
| 4.00%, 07/06/06 *(a)(b)* | 2,100 | 2,100 |
| RB (WGBH Educational Foundation) 2002A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| RB (Worcester Academy) Series 2000 | | |
| 4.00%, 07/06/06 *(a)(b)* | 5,500 | 5,500 |
| RB (YMCA of Greater Boston) Series 2004A | | |
| 3.98%, 07/06/06 *(a)(b)* | 1,500 | 1,500 |
| **Massachusetts Health and Educational Facilities Auth** | | |
| RB (Baystate Medical Center) Series D | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 12,200 | 12,200 |
| RB (Boston Home) Series 2002B | | |
| 4.00%, 07/06/06 *(a)(b)* | 2,500 | 2,500 |
| RB (Massachusetts Institute of Technology) Series I1 | | |
| 3.93%, 07/06/06 *(a)(c)(d)* | 7,965 | 7,965 |
| RB (Massachusetts Institute of Technology) Series K | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 8,800 | 8,800 |
| RB (Winchester Hospital) Series D | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 4,000 | 4,000 |
| Revenue Notes (Harvard University) Series EE | | |
| 3.55%, 08/10/06 | 7,000 | 7,000 |
| **Massachusetts HFA** | | |
| Housing Bonds Series 2003S | | |
| 4.06%, 07/05/06 *(a)(c)(d)* | 7,285 | 7,285 |
| RB Series 2005H | | |
| 4.04%, 07/05/06 *(a)(c)* | 2,965 | 2,965 |

 *See financial notes.*

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Rental Housing Mortgage RB Series 2002F | | |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 6,615 | 6,615 |
| 4.04%, 07/06/06 (a)(b)(c)(d) | 5,315 | 5,315 |
| S/F Housing Notes Series O | | |
| 4.03%, 12/01/06 | 6,000 | 5,921 |
| S/F Housing RB Series 122 | | |
| 4.03%, 07/06/06 (a)(c) | 8,000 | 8,000 |
| **Massachusetts IFA** | | |
| RB (New England College of Optometry) Series 1997 | | |
| 4.00%, 07/06/06 (a)(b) | 6,330 | 6,330 |
| **Massachusetts School Building Auth** | | |
| Dedicated Sales Tax Bonds Series 2005A | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 13,005 | 13,005 |
| **Massachusetts State College Building Auth** | | |
| RB Series 2006A | | |
| 4.01%, 07/05/06 (a)(b)(c)(d) | 8,240 | 8,240 |
| **Massachusetts Turnpike Auth** | | |
| RB (Western Turnpike) Series 1997A | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 7,750 | 7,750 |
| **Massachusetts Water Pollution Abatement Trust** | | |
| Pool Program Bonds Series 10 | | |
| 4.00%, 07/06/06 (a)(c)(d) | 3,835 | 3,835 |
| RB Subordinate Series 1999A | | |
| 4.00%, 07/05/06 (a)(c)(d) | 9,500 | 9,500 |
| **Massachusetts Water Resources Auth** | | |
| CP Notes Series 1994 | | |
| 3.55%, 07/06/06 (b) | 23,500 | 23,500 |
| 3.55%, 07/07/06 (b) | 6,000 | 6,000 |
| 3.57%, 08/04/06 (b) | 5,000 | 5,000 |
| General Revenue Refunding Bonds Series 2005B | | |
| 3.99%, 07/06/06 (a)(b)(c) | 1,900 | 1,900 |
| **Needham** | | |
| BAN | | |
| 3.64%, 11/01/06 | 4,110 | 4,118 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Pembroke** | | |
| BAN | | |
| 3.68%, 08/03/06 | 10,000 | 10,002 |
| **Plymouth** | | |
| BAN | | |
| 3.60%, 09/27/06 | 4,560 | 4,572 |
| 3.73%, 12/12/06 | 4,000 | 4,011 |
| **Ralph C. Mahar Regional SD** | | |
| BAN | | |
| 2.70%, 07/14/06 | 2,000 | 2,001 |
| **Salem** | | |
| BAN | | |
| 3.34%, 01/11/07 | 2,000 | 2,009 |
| | | **338,307** |

### Puerto Rico 2.7%

| | | |
|---|---|---|
| **Puerto Rico** | | |
| TRAN Series 2006 | | |
| 3.23%, 07/28/06 (b) | 10,000 | **10,009** |

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $348,316.

(a) Variable rate security.
(b) Credit-enhanced security.
(c) Liquidity-enhanced security.
(d) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $163,160 or 44.6% of net assets.

BAN – Bond anticipation note
GAN – Grant anticipation note
GO – General obligation
HFA – Housing Finance Agency
IDA – Industrial Development Authority
RB – Revenue bond
TECP – Tax-exempt commercial paper
TRAN – Tax and revenue anticipation note

Statement of
## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $348,316 |
| Cash | 2,105 |
| Receivables: | |
| Investments sold | 2,255 |
| Fund shares sold | 14,291 |
| Interest | 3,672 |
| Prepaid expenses | + 68 |
| **Total assets** | **370,707** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 4,227 |
| Dividends to shareholders | 462 |
| Investment adviser and administrator fees | 5 |
| Transfer agent and shareholder services fees | 13 |
| Trustees' fees | 3 |
| Accrued expenses | + 24 |
| **Total liabilities** | **4,734** |

### Net Assets

| | |
|---|---|
| **Total assets** | 370,707 |
| **Total liabilities** | - 4,734 |
| **Net assets** | **$365,973** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 366,092 |
| Net investment income not yet distributed | 14 |
| Net realized capital losses | (133) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $365,973 | | 366,093 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$5,936** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized losses on investments sold | **(38)** |

### Expenses

| | | |
|---|:-:|---:|
| Investment adviser and administrator fees | | 688 |
| Transfer agent and shareholder service fees | | 815 |
| Trustees' fees | | 10 |
| Custodian fees | | 9 |
| Portfolio accounting fees | | 12 |
| Professional fees | | 12 |
| Registration fees | | 43 |
| Shareholder reports | | 4 |
| Other expenses | + | 4 |
| Total expenses | | 1,597 |
| Custodian credits | - | 1 |
| Expense reduction | - | 418 |
| **Net expenses** | | **1,178** |

### Increase in Net Assets from Operations

| | | |
|---|:-:|---:|
| **Total investment income** | | 5,936 |
| **Net expenses** | - | 1,178 |
| **Net investment income** | | **4,758** |
| **Net realized losses** | + | (38) |
| **Increase in net assets from operations** | | **$4,720** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

|  |  | 1/1/06–6/30/06 | 1/1/05–12/31/05 |
|---|---|---|---|
| Net investment income |  | $4,758 | $6,224 |
| Net realized losses | + | (38) | (10) |
| **Increase in net assets from operations** |  | **4,720** | **6,214** |

### Distributions Paid

| Dividends from net investment income |  | **4,745** | **6,223** |
|---|---|---|---|

### Transactions in Fund Shares*

| Shares sold |  | 684,061 | 1,272,243 |
|---|---|---|---|
| Shares reinvested |  | 4,271 | 6,127 |
| Shares redeemed | + | (673,722) | (1,312,689) |
| **Net transactions in fund shares** |  | **14,610** | **(34,319)** |

### Net Assets

| Beginning of period |  | 351,388 | 385,716 |
|---|---|---|---|
| Total increase or decrease | + | 14,585 | (34,328) |
| **End of period** |  | **$365,973** | **$351,388** |
| Net investment income not yet distributed |  | $14 | $1 |

*Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

### 1. Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New Jersey Municipal Money Fund |
| (organized October 20, 1989) | Schwab Pennsylvania Municipal Money Fund |
| Schwab Money Market Fund | Schwab AMT Tax-Free Money Fund |
| Schwab Government Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Value Advantage Money Fund | Schwab Investor Money Fund |
| Schwab Municipal Money Fund | Schwab Advisor Cash Reserves |
| Schwab California Municipal Money Fund | Schwab Cash Reserves |
| Schwab New York Municipal Money Fund | |

The Schwab Florida Municipal Money Fund's investment objective, investment strategy and name have been changed due to the repeal of the annual intangible personal property tax. Accordingly, the Fund's new name is the Schwab AMT Tax-Free Money Fund and it will no longer invest primarily in securities issued by the State of Florida and its municipalities.

Schwab New York Municipal Money Fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab New Jersey Municipal Money, Schwab Pennsylvania Municipal Money, Schwab AMT Tax-Free Money and Schwab Massachusetts Municipal Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

### 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

#### (a) Security Valuation:

The funds value the securities in their portfolios at amortized cost, which approximates market value.

#### (b) Portfolio Investments:

**Delayed-Delivery:** The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or class are charged directly to that fund or class. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There were no borrowings for any funds during the period.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (f)  Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g)  Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

| Average daily net assets | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| First $1 billion | 0.38% | 0.38% | 0.38% | 0.38% | 0.38% |
| Over $1 billion | 0.35% | 0.35% | 0.35% | 0.35% | 0.35% |
| Over $10 billion | 0.32% | 0.32% | 0.32% | 0.32% | 0.32% |
| Over $20 billion | 0.30% | 0.30% | 0.30% | 0.30% | 0.30% |
| Over $40 billion | 0.27% | 0.27% | 0.27% | 0.27% | 0.27% |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

|  | **Transfer Agent Fees** | **Shareholder Service Fees** |
| --- | --- | --- |
| Sweep Shares | 0.25% | 0.20% |
| Value Advantage Shares* | 0.05% | 0.17% |

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through April 29, 2007, as follows:

|  | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
| --- | --- | --- | --- | --- | --- |
| Sweep Shares | 0.65% | 0.65% | 0.65% | 0.65% | 0.65% |
| Value Advantage Shares* | 0.45% | n/a | n/a | n/a | n/a |

* Value Advantage Shares are only offered by New York Municipal Money Fund.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, each fund's total security transactions with other Schwab Funds were as follows:

| | |
| --- | --- |
| New York Municipal Money Fund | $412,864 |
| New Jersey Municipal Money Fund | 557,415 |
| Pennsylvania Municipal Money Fund | 551,825 |
| AMT Tax-Free Money Fund | 1,282,249 |
| Massachusetts Municipal Money Fund | 359,345 |

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 4. Federal Income Taxes

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and market discount. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of December 31, 2005, the components of distributable earnings on a tax basis were as follows:

|  | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| Undistributed tax-exempt income | — | — | $2 | $12 | $1 |

As of December 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

| Expire | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| 2009 | $12 | — | — | — | — |
| 2011 | — | — | — | — | $2 |
| 2012 | 244 | — | $14 | $80 | 83 |
| 2013 | 142 | — | 43 | 231 | 10 |
| **Total** | **$398** | **—** | **$57** | **$311** | **$95** |

100% of the funds' distributions for the fiscal year ended December 31, 2005 were from tax-exempt interest dividends as follows:

|  | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| From tax-exempt income | $33,324 | $8,191 | $6,627 | $21,545 | $6,223 |

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of December 31, 2005, the funds made the following reclassifications:

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 4. Federal Income Taxes (continued)

| | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | AMT Tax-Free Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| Capital received from investors | — | $14 | — | — | — |
| Net investment income not yet distributed | — | $(18) | — | — | — |
| Long term capital gains | — | $4 | — | — | — |

60

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab New York Municipal Money Fund, Schwab New Jersey Municipal Money Fund, Schwab Pennsylvania Municipal Money Fund, Schwab AMT Tax-Free Money Fund and Schwab Massachusetts Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The

trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.** With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connec-

tion, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the funds covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Independent Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

64

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

1 Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

2 In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

3 The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

**ACES**  Adjustable convertible extendable security
**BAN**  Bond anticipation note
**COP**  Certificate of participation
**GAN**  Grant anticipation note
**GO**  General obligation
**HDA**  Housing Development Authority
**HFA**  Housing Finance Agency
**IDA**  Industrial Development Authority
**IDB**  Industrial Development Board
**IDRB**  Industrial Development Revenue Bond
**M/F**  Multi-family
**RAN**  Revenue anticipation note
**RB**  Revenue bond
**S/F**  Single-family
**TAN**  Tax anticipation note
**TECP**  Tax-exempt commercial paper
**TRAN**  Tax and revenue anticipation note
**VRD**  Variable-rate demand

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™**[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

*charles* **SCHWAB**

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155-3812

# Schwab California Municipal Money Fund™

**Semiannual Report**
June 30, 2006

*charles* SCHWAB

## In This Report



Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*Charles Schwab*

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion <span style="font-size:small">for the six months ended June 30, 2006</span>



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Evelyn Dilsaver*

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Kevin Shaughnessy,** CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

## The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

## Management's Discussion  continued

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that had not been seen in years. The mixed messages that arose from the slowing economy and rising inflation left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

The yields on municipal variable-rate demand notes rose significantly during the period as the yield of the Bond Market Association's BMA seven-day Municipal Index rose by 104 basis points. This change caused the yields on the Schwab California Municipal Money Fund to increase for the period.

Given the rising interest rate environment, the fund overweighted variable-rate notes, offering positive yield spread versus the BMA index. To further take advantage of the rising-rate environment, the fund maintained its relatively short weighted average maturity (WAM). Keeping the WAM short provided the flexibility to adapt and respond to the changes in interest rates by enabling management to more quickly reinvest at higher rates.

The combination of rising interest rates and improved financial circumstances for state and local governments caused a decline in fixed-rate note issuance for the period. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

**California's economy continues to strengthen, building on steady growth in employment and exports and strong growth in personal income.**
The State added more than 262,000 payroll jobs from January to May 2006, up 1.8% over the same period in 2005. This follows a 1.8% year-over-year gain for all of 2005. Over 20% of these jobs were in the construction sector, though this sector is now slowing. The State also reported strong gains in the professional/business-services and leisure/hospitality job sectors. The State's unemployment rate dipped to 4.6% in May 2006, its lowest recording since May 2001, and down from 5.1% in May 2005. The State Department of Finance is projecting 1.6% growth in payroll jobs for the full year 2006, and 6.2% growth in personal income.

California expected to report a general fund balance of $9.5 billion as of June 30, 2006, or 10.3% of annual expenditures. This positive result reflects revenue growth much stronger than anticipated, and a stronger carryover balance from the prior year. Fiscal year 2006 general fund revenues and transfers are now projected to be nearly $8 billion ahead of the original budget estimates, with more than 15% year-over-year growth in personal income tax receipts. The balance also includes about $2 billion in tax amnesty accruals.

On June 30, 2006, Governor Arnold Schwarzenegger signed the state budget for fiscal year 2007, which commenced on July 1, 2006. The $101.3 billion general fund budget is 9.2% above last year's plan, and largely reflects the Governor's May revision spending proposals. The budget allocates $7.0 billion in additional funds for primary and secondary education, of which about $4.5 billion is an ongoing commitment. In part, this reflects a settlement towards the fiscal year 2005 suspension of Proposition 98's spending requirement for education. The plan also prepays $1.4 billion in prior year loans to transportation programs, and another $1.4 billion for deficit bonds and other intergovernmental loans. While the State expects to end fiscal year 2007 with a general fund balance of about $2.1 billion, California's ongoing spending commitments are projected to continue to outstrip recurring revenues. California's Legislative Analyst projects the State will face operating imbalances of $4.5 to $5 billion in fiscal years 2008 and 2009.

In November, California voters will be asked to authorize over $42 billion in new general obligation bonds, including a $37.3 billion proposal advocated by the Governor and the State Legislature. This historically large debt package is a scaled down version of the Governor's Strategic Growth Plan that is intended for reinvestment in the State's major transportation, education, flood control and housing infrastructure.

With the state's improved economic and revenue performance, each of Moody's, S&P, and Fitch upgraded their ratings by a single notch in May and June 2006. Still, California's ratings remain among the lowest of the U.S. states. At the end of the report period, the State's ratings were A1 from Moody's, A+ from Standard & Poor's, and A+ from Fitch.

## Performance and Fund Facts as of 6/30/06

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | Sweep Shares | Value Advantage Shares™ |
|---|---|---|
| Ticker Symbol | SWCXX | SWKXX |
| **Seven-Day Yield**[1] | 3.13% | 3.32% |
| **Seven-Day Yield–No Waiver**[2] | 2.96% | 3.19% |
| **Seven-Day Effective Yield**[1] | 3.18% | 3.38% |
| **Seven-Day Taxable-Equivalent Effective Yield**[1, 3] | 5.45% | 5.80% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 39 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |
| **Credit-Enhanced Securities** % of portfolio | 71% |
| **Minimum Initial Investment**[4] | |
| *Sweep Investments*™ | * |
| *Value Advantage Shares* ($15,000 for IRA and custodial accounts)[5] | $25,000 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

3 Taxable-equivalent effective yield assumes a 2006 maximum combined federal regular income and California state personal income tax rate of 41.70%. Investment income may be subject to the Alternative Minimum Tax.

4 Please see prospectus for further detail and eligibility requirements.

5 Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab California Municipal Money Fund™** | | | | |
| *Sweep Shares* | | | | |
| Actual Return | 0.65% | $1,000 | $1,013.03 | $3.24 |
| Hypothetical 5% Return | 0.65% | $1,000 | $1,021.57 | $3.26 |
| *Value Advantage Shares™* | | | | |
| Actual Return | 0.45% | $1,000 | $1,014.02 | $2.25 |
| Hypothetical 5% Return | 0.45% | $1,000 | $1,022.56 | $2.26 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Financial Statements

## Financial Highlights

| Sweep Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|   Net investment income | 0.01 | 0.02 | 0.01 | 0.00[1] | 0.01 | 0.02 |
| Less distributions: | | | | | | |
|   Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.00)[1] | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.30[2] | 1.76 | 0.59 | 0.46 | 0.83 | 1.99 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
|   Net operating expenses | 0.65[3] | 0.65 | 0.65 | 0.65 | 0.65 | 0.65 |
|   Gross operating expenses | 0.82[3] | 0.82 | 0.82 | 0.82 | 0.82 | 0.82 |
|   Net investment income | 2.61[3] | 1.74 | 0.58 | 0.45 | 0.83 | 1.98 |
| Net assets, end of period ($ x 1,000,000) | 4,208 | 4,134 | 4,147 | 4,169 | 4,056 | 3,897 |

| Value Advantage Shares | 1/1/06–6/30/06* | 1/1/05–12/31/05 | 1/1/04–12/31/04 | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income or loss from investment operations: | | | | | | |
|   Net investment income | 0.01 | 0.02 | 0.01 | 0.01 | 0.01 | 0.02 |
| Less distributions: | | | | | | |
|   Dividends from net investment income | (0.01) | (0.02) | (0.01) | (0.01) | (0.01) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 1.40[2] | 1.96 | 0.79 | 0.66 | 1.03 | 2.19 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
|   Net operating expenses | 0.45[3] | 0.45 | 0.45 | 0.45 | 0.45 | 0.45 |
|   Gross operating expenses | 0.59[3] | 0.59 | 0.59 | 0.59 | 0.59 | 0.61 |
|   Net investment income | 2.81[3] | 1.96 | 0.78 | 0.65 | 1.03 | 2.11 |
| Net assets, end of period ($ x 1,000,000) | 3,688 | 3,240 | 2,825 | 3,061 | 3,081 | 2,563 |

\* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

Schwab California Municipal Money Fund™

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| | Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 104.2% | Municipal Securities | 8,227,210 | 8,227,210 |
| **104.2%** | **Total Investments** | **8,227,210** | **8,227,210** |
| **(4.2)%** | **Other Assets and Liabilities** | | (331,427) |
| **100.0%** | **Net Assets** | | **7,895,783** |

| Issuer<br>Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities 104.2% of net assets** | | |
| **California 102.0%** | | |
| **Adelanto Public Utility Auth** | | |
| Refunding RB (Utility System) Series 2005A | | |
| 3.99%, 07/03/06 *(a)(b)(c)* | 13,965 | 13,965 |
| **Alameda Cnty IDA** | | |
| RB (Aitchison Family Partnership) Series 1993A | | |
| 3.97%, 07/05/06 *(a)(b)* | 2,520 | 2,520 |
| RB (JMS Family Partnership) Series 1995A | | |
| 3.97%, 07/05/06 *(a)(b)* | 1,000 | 1,000 |
| RB (Scientific Technology) Series 1994A | | |
| 4.02%, 07/05/06 *(a)(b)* | 2,100 | 2,100 |
| **Anaheim Housing Auth** | | |
| M/F Housing RB (Casa Granada Apts) Series 1997A | | |
| 3.97%, 07/06/06 *(a)(b)* | 3,495 | 3,495 |
| M/F Housing RB (Park Vista Apts) Series 2000D | | |
| 3.96%, 07/05/06 *(a)(b)* | 21,000 | 21,000 |
| M/F Housing RB (Port Trinidad Apts) Series 1997C | | |
| 3.97%, 07/06/06 *(a)(b)* | 1,940 | 1,940 |
| M/F Housing Refunding RB (Sage Park) Series 1998A | | |
| 3.96%, 07/06/06 *(a)(b)* | 5,500 | 5,500 |
| **Association of Bay Area Governments** | | |
| Bonds (Airport Premium Fare-Bart SFO Extension) Series 2002A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,995 | 9,995 |
| COP (Harker School Foundation) Series 1998 | | |
| 3.94%, 07/05/06 *(a)(b)* | 4,200 | 4,200 |
| M/F Housing RB (Artech Building) Series 1999A | | |
| 3.97%, 07/06/06 *(a)(b)* | 3,200 | 3,200 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Crossing Apts) Series 2002A | | |
| 3.96%, 07/06/06 *(a)(b)* | 64,450 | 64,450 |
| M/F Housing RB (Miramar Apts) Series 2000A | | |
| 3.96%, 07/06/06 *(a)(b)* | 30,000 | 30,000 |
| M/F Housing RB (Mountain View Apts) Series 1997A | | |
| 4.00%, 07/06/06 *(a)(b)* | 6,025 | 6,025 |
| M/F Housing RB (Paragon Apts at the Crossing) Series 2005A | | |
| 3.99%, 07/06/06 *(a)(b)* | 17,000 | 17,000 |
| RB (Air Force Village West, Inc) Series 2005 | | |
| 3.96%, 07/06/06 *(a)(b)* | 11,500 | 11,500 |
| RB (Francis Parker School) Series 2005 | | |
| 3.94%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| RB (Public Policy Institute of California) Series 2001A | | |
| 3.94%, 07/06/06 *(a)(b)* | 10,000 | 10,000 |
| **Bay Area Toll Auth** | | |
| RB (San Francisco Bridge) Series D | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 10,125 | 10,125 |
| San Francisco Bay Area Toll Bridge RB Series 2006A1 | | |
| 3.87%, 07/06/06 *(a)(b)(c)* | 19,800 | 19,800 |
| San Francisco Bay Area Toll Bridge RB Series 2006F | | |
| 4.00%, 07/06/06 *(a)(c)(d)* | 49,255 | 49,255 |
| **California** | | |
| Economic Recovery Bonds Series 2004A | | |
| 3.98%, 07/05/06 *(a)(c)(d)* | 50,000 | 50,000 |
| 3.90%, 07/06/06 *(a)(b)(c)* | 12,895 | 12,895 |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 8,872 | 8,872 |
| 4.00%, 07/06/06 *(a)(c)(d)* | 58,740 | 58,740 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 39,915 | 39,915 |
| 4.01%, 07/06/06 *(a)(b)(c)* | 8,265 | 8,265 |
| Economic Recovery Bonds Series 2004C16 | | |
| 3.95%, 07/05/06 *(a)(b)(c)* | 17,300 | 17,300 |
| Economic Recovery Bonds Series 2004C18 | | |
| 3.92%, 07/05/06 *(a)(b)(c)* | 1,000 | 1,000 |
| Economic Recovery Bonds Series 2004C2 | | |
| 3.90%, 07/03/06 *(a)(c)* | 2,300 | 2,300 |
| Economic Recovery Bonds Series 2004C3 | | |
| 3.90%, 07/03/06 *(a)(c)* | 100 | 100 |
| Economic Recovery Bonds Series 2004C8 | | |
| 3.91%, 07/03/06 *(a)(b)* | 6,500 | 6,500 |
| GO Bonds | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 7,870 | 7,870 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 139,725 | 139,725 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 129,470 | 129,470 |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 19,800 | 19,800 |
| GO Bonds Series 1999 | | |
| 3.01%, 07/06/06 *(a)(b)(c)(d)* | 13,675 | 13,675 |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 10,835 | 10,835 |
| GO Bonds Series 2003C3 | | |
| 3.96%, 07/06/06 *(a)(b)* | 20,000 | 20,000 |
| GO Bonds Series 2003C4 | | |
| 3.94%, 07/06/06 *(a)(b)* | 2,400 | 2,400 |
| GO Bonds Series 2004A5 | | |
| 3.88%, 07/03/06 *(a)(b)* | 3,830 | 3,830 |
| GO Bonds Series 2004A8 | | |
| 3.90%, 07/06/06 *(a)(b)* | 10,105 | 10,105 |
| GO Bonds Series 2004B6 | | |
| 3.96%, 07/06/06 *(a)(b)* | 21,300 | 21,300 |
| GO Bonds Series 2005B7 | | |
| 3.92%, 07/03/06 *(a)(b)* | 14,000 | 14,000 |
| GO CP Notes | | |
| 3.60%, 07/06/06 *(c)* | 26,000 | 26,000 |
| 3.57%, 07/07/06 *(c)* | 23,000 | 23,000 |
| 3.60%, 07/10/06 *(c)* | 31,000 | 31,000 |
| 3.40%, 07/13/06 *(c)* | 70,000 | 70,000 |
| 3.40%, 07/18/06 *(c)* | 40,800 | 40,800 |
| 3.48%, 08/03/06 *(c)* | 37,950 | 37,950 |
| 3.30%, 08/04/06 *(c)* | 31,100 | 31,100 |
| 3.38%, 08/04/06 *(c)* | 250 | 250 |

 *See financial notes.*

**Portfolio Holdings** (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 3.35%, 08/07/06 *(c)* | 48,000 | 48,000 |
| 3.48%, 08/07/06 *(c)* | 40,000 | 40,000 |
| 3.35%, 08/08/06 *(c)* | 48,000 | 48,000 |
| 3.46%, 08/08/06 *(c)* | 34,500 | 34,500 |
| GO Refunding Bonds | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,000 | 10,000 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 47,395 | 47,395 |
| GO Refunding Bonds<br>Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 22,655 | 22,655 |
| Various Purpose GO Bonds | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 37,665 | 37,665 |
| 3.97%, 07/06/06 *(a)(b)(c)* | 31,365 | 31,365 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 8,090 | 8,090 |
| Various Purpose GO Bonds<br>Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 13,790 | 13,790 |
| Various Purpose GO Bonds<br>Series 2004 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 12,155 | 12,155 |
| Various Purpose GO Bonds<br>Series 2006 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 9,780 | 9,780 |
| Veterans GO Bonds Series CB | | |
| 4.05%, 07/06/06 *(a)(b)(c)(d)* | 9,375 | 9,375 |

**California Dept of Water Resources**

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Power Supply RB<br>Series 2002A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 12,835 | 12,835 |
| Power Supply RB<br>Series 2002B1<br>3.93%, 07/03/06 *(a)(b)* | 3,000 | 3,000 |
| Power Supply RB<br>Series 2002B3<br>3.91%, 07/03/06 *(a)(b)* | 3,860 | 3,860 |
| Power Supply RB<br>Series 2002B4<br>3.88%, 07/03/06 *(a)(b)* | 30,575 | 30,575 |
| Power Supply RB<br>Series 2002C11<br>3.92%, 07/06/06 *(a)(b)* | 3,100 | 3,100 |
| Power Supply RB<br>Series 2002C13<br>3.88%, 07/06/06 *(a)(b)(c)* | 20,500 | 20,500 |
| Power Supply RB<br>Series 2002C17<br>3.95%, 07/06/06 *(a)(b)* | 9,000 | 9,000 |
| Power Supply RB<br>Series 2002C4<br>3.92%, 07/06/06 *(a)(b)* | 35,300 | 35,300 |
| Power Supply RB<br>Series 2002C7<br>3.97%, 07/06/06 *(a)(b)(c)* | 7,450 | 7,450 |
| Power Supply RB<br>Series 2002C8<br>3.86%, 07/06/06 *(a)(b)* | 3,000 | 3,000 |
| Power Supply RB<br>Series 2002C9<br>3.97%, 07/06/06 *(a)(b)* | 29,785 | 29,785 |
| Power Supply RB<br>Series 2005F3<br>3.93%, 07/03/06 *(a)(b)* | 11,500 | 11,500 |
| Power Supply RB<br>Series 2005F4<br>3.93%, 07/03/06 *(a)(b)* | 31,500 | 31,500 |
| Power Supply RB<br>Series 2005F5<br>4.00%, 07/03/06 *(a)(b)* | 6,005 | 6,005 |
| Power Supply RB<br>Series 2005G13<br>3.96%, 07/06/06 *(a)(b)(c)* | 9,650 | 9,650 |
| Power Supply RB<br>Series 2005G3<br>3.97%, 07/06/06 *(a)(b)(c)* | 35,130 | 35,130 |
| Power Supply RB<br>Series 2005G8<br>3.98%, 07/06/06 *(a)(b)(c)* | 50,000 | 50,000 |
| Water Refunding RB<br>(Big Bear Lake)<br>Series 1996<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 8,445 | 8,445 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **California Economic Development Financing Auth** | | |
| Airport Facilities RB (Mercury Air Group) Series 1998 | | |
| 4.00%, 07/06/06 *(a)(b)* | 12,500 | 12,500 |
| IDRB (Calco) Series 1997 | | |
| 3.95%, 07/05/06 *(a)(b)* | 400 | 400 |
| IDRB (Gaiser Tool Company) Series 1997 | | |
| 3.97%, 07/05/06 *(a)(b)* | 1,430 | 1,430 |
| **California Educational Facilities Auth** | | |
| RB (Chapman University) Series 2000 | | |
| 4.09%, 07/05/06 *(a)(b)* | 4,500 | 4,500 |
| RB (University of Judaism) Series 1998A | | |
| 4.05%, 07/06/06 *(a)(b)* | 5,100 | 5,100 |
| RB (University of San Francisco) Series 1996 | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 8,995 | 8,995 |
| Refunding RB (Pepperdine University) Series 2005A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 20,835 | 20,835 |
| **California Health Facilities Finance Auth** | | |
| Hospital RB (Adventist Health System/West) Series 1998A | | |
| 3.93%, 07/03/06 *(a)(b)(c)* | 3,430 | 3,430 |
| Insured RB (Southern California Presbyterian Homes) Series 1998 | | |
| 3.96%, 07/05/06 *(a)(b)(c)* | 14,700 | 14,700 |
| RB (Kaiser Permanente) Series 1998A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 9,995 | 9,995 |
| RB (Kaiser Permanente) Series 2006C | | |
| 3.95%, 07/05/06 *(a)* | 138,000 | 138,000 |
| RB (Kaiser Permanente) Series 2006E | | |
| 3.48%, 09/06/06 | 20,000 | 20,000 |
| 3.48%, 09/12/06 | 15,000 | 15,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **California HFA** | | |
| Home Mortgage RB Series 2001R | | |
| 3.96%, 07/03/06 *(a)(b)(c)* | 1,600 | 1,600 |
| 3.96%, 07/03/06 *(a)(b)* | 3,145 | 3,145 |
| Home Mortgage RB Series 2002B | | |
| 4.02%, 07/03/06 *(a)(b)(c)* | 46,900 | 46,900 |
| Home Mortgage RB Series 2003H | | |
| 4.00%, 07/05/06 *(a)(b)(c)* | 20,020 | 20,020 |
| Home Mortgage RB Series 2003K | | |
| 4.00%, 07/05/06 *(a)(c)* | 21,000 | 21,000 |
| Home Mortgage RB Series 2005B | | |
| 4.02%, 07/05/06 *(a)(c)* | 61,455 | 61,455 |
| Home Mortgage RB Series 2005H | | |
| 4.05%, 07/03/06 *(a)(c)* | 17,000 | 17,000 |
| M/F Housing RB III Series 2001G | | |
| 3.97%, 07/05/06 *(a)(c)* | 46,010 | 46,010 |
| M/F Housing RB III Series 2002A | | |
| 4.00%, 07/05/06 *(a)(c)* | 28,675 | 28,675 |
| M/F Housing RB III Series 2002E | | |
| 4.00%, 07/05/06 *(a)(c)* | 59,160 | 59,160 |
| M/F Housing RB III Series 2005B | | |
| 4.00%, 07/05/06 *(a)(b)(c)* | 57,590 | 57,590 |
| S/F Mortgage RB Draw Down Series 2004B1 | | |
| 4.04%, 07/06/06 *(a)(b)(c)(d)* | 53,385 | 53,385 |
| **California Infrastructure and Economic Development Bank** | | |
| Bay Area Toll Bridges Seismic Retrofit RB Series 2003A | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 32,540 | 32,540 |
| IDRB (American-De Rosa Lamp Arts) Series 1999 | | |
| 4.02%, 07/05/06 *(a)(b)* | 4,950 | 4,950 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| IDRB (Fairmont Sign Co)<br>Series 2000A<br>4.12%, 07/06/06 *(a)(b)* | 4,250 | 4,250 |
| IDRB (Nelson Name Plate Co)<br>Series 1999<br>4.00%, 07/03/06 *(a)(b)* | 2,750 | 2,750 |
| IDRB (Roller Bearing Co)<br>Series 1999<br>4.17%, 07/05/06 *(a)(b)* | 2,400 | 2,400 |
| Insured RB (Rand Corp)<br>Series 2002B<br>3.89%, 07/03/06 *(a)(b)(c)(d)* | 1,750 | 1,750 |
| RB (Asian Art Museum<br>Foundation of SF) Series 2005<br>3.93%, 07/03/06 *(a)(b)(c)* | 9,700 | 9,700 |
| RB (Bay Area Toll Bridges Seismic<br>Retrofit) Series 2003A<br>4.00%, 07/06/06 *(a)(b)(c)(d)* | 17,775 | 17,775 |
| RB (California Independent<br>System Operator Corp)<br>Series 2004A<br>3.95%, 07/05/06 *(a)(b)(c)* | 10,935 | 10,935 |
| RB (SRI International)<br>Series 2003A<br>3.91%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| RB (The Contemporary<br>Jewish Museum) Series 2006<br>3.96%, 07/06/06 *(a)(b)* | 4,000 | 4,000 |
| RB (The J. Paul Getty Trust)<br>Series 2004B<br>3.25%, 02/02/07 *(a)* | 45,250 | 45,242 |
| **California Pollution Control**<br>**Finance Auth** | | |
| Refunding RB (Pacific Gas and<br>Electric Co) Series 1996A<br>4.02%, 07/06/06 *(a)(b)(c)(d)* | 34,115 | 34,115 |
| Refunding RB (Pacific Gas and<br>Electric Co) Series 1996C<br>3.95%, 07/03/06 *(a)(b)* | 81,161 | 81,161 |
| Resource Recovery RB (Sanger)<br>Series 1990A<br>3.99%, 07/05/06 *(a)(b)* | 19,200 | 19,200 |
| Resource Recovery RB (Wadham<br>Energy) Series 1987B<br>3.98%, 07/05/06 *(a)(b)* | 2,700 | 2,700 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste Disposal RB<br>(Ag Resources III) Series 2004<br>4.00%, 07/05/06 *(a)(b)* | 2,790 | 2,790 |
| Solid Waste Disposal RB (Agrifab)<br>Series 2003<br>4.00%, 07/05/06 *(a)(b)* | 2,900 | 2,900 |
| Solid Waste Disposal RB (Alameda<br>Cnty Industries) Series 2000A<br>4.00%, 07/05/06 *(a)(b)* | 2,975 | 2,975 |
| Solid Waste Disposal RB (Athens<br>Disposal Co) Series 1995A<br>4.00%, 07/05/06 *(a)(b)* | 7,555 | 7,555 |
| Solid Waste Disposal RB (Athens<br>Disposal Co) Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 5,100 | 5,100 |
| Solid Waste Disposal RB (Athens<br>Services) Series 2001A<br>4.00%, 07/05/06 *(a)(b)* | 3,305 | 3,305 |
| Solid Waste Disposal RB<br>(Atlas Disposal Industries)<br>Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 3,000 | 3,000 |
| Solid Waste Disposal RB<br>(BLT Enterprises of Fremont)<br>Series 2005A<br>4.05%, 07/05/06 *(a)(b)* | 7,280 | 7,280 |
| Solid Waste Disposal RB (BLT<br>Enterprises of Sacramento)<br>Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 6,045 | 6,045 |
| Solid Waste Disposal RB (Blue<br>Line Transfer) Series 1999A<br>4.00%, 07/05/06 *(a)(b)* | 4,100 | 4,100 |
| Solid Waste Disposal RB (Blue<br>Line Transfer) Series 2001A<br>4.00%, 07/05/06 *(a)(b)* | 4,100 | 4,100 |
| Solid Waste Disposal RB (Burrtec<br>Waste and Recycling Services<br>LLC) Series 2006A<br>4.00%, 07/05/06 *(a)(b)* | 9,210 | 9,210 |
| Solid Waste Disposal RB (Burrtec<br>Waste Group) Series 2004<br>4.00%, 07/05/06 *(a)(b)* | 1,985 | 1,985 |

*See financial notes.* 13

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste Disposal RB (Burrtec Waste Group) Series 2006A<br>4.00%, 07/05/06 (a)(b) | 6,145 | 6,145 |
| Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B<br>4.00%, 07/05/06 (a)(b) | 3,200 | 3,200 |
| Solid Waste Disposal RB (California Waste Solutions) Series 2002A<br>4.00%, 07/05/06 (a)(b) | 3,375 | 3,375 |
| Solid Waste Disposal RB (California Waste Solutions) Series 2004A<br>4.00%, 07/05/06 (a)(b) | 8,350 | 8,350 |
| Solid Waste Disposal RB (Cheese and Protein International) Series 2001A<br>4.01%, 07/06/06 (a)(b) | 10,000 | 10,000 |
| Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A<br>4.00%, 07/05/06 (a)(b) | 5,845 | 5,845 |
| Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A<br>4.00%, 07/05/06 (a)(b) | 1,700 | 1,700 |
| Solid Waste Disposal RB (CR&R Inc) Series 1995A<br>4.03%, 07/05/06 (a)(b) | 3,160 | 3,160 |
| Solid Waste Disposal RB (CR&R Inc) Series 2000A<br>4.03%, 07/05/06 (a)(b) | 2,860 | 2,860 |
| Solid Waste Disposal RB (CR&R Inc) Series 2002A<br>4.03%, 07/05/06 (a)(b) | 3,900 | 3,900 |
| Solid Waste Disposal RB (CR&R Inc) Series 2006A<br>4.03%, 07/05/06 (a)(b) | 3,920 | 3,920 |
| Solid Waste Disposal RB (Desert Properties LLC) Series 2006B<br>4.05%, 07/05/06 (a)(b) | 2,245 | 2,245 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A<br>4.00%, 07/05/06 (a)(b) | 12,345 | 12,345 |
| Solid Waste Disposal RB (EDCO Disposal Corp) Series 2004A<br>4.00%, 07/05/06 (a)(b) | 22,200 | 22,200 |
| Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp) Series 1998A<br>4.05%, 07/05/06 (a)(b) | 7,845 | 7,845 |
| Solid Waste Disposal RB (Federal Disposal Service) Series 2001A<br>4.05%, 07/05/06 (a)(b) | 1,400 | 1,400 |
| Solid Waste Disposal RB (Greenteam of San Jose) Series 1997A<br>4.00%, 07/05/06 (a)(b) | 1,120 | 1,120 |
| Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A<br>4.00%, 07/05/06 (a)(b) | 10,100 | 10,100 |
| Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A<br>4.00%, 07/05/06 (a)(b) | 700 | 700 |
| Solid Waste Disposal RB (GreenWaste Recovery, Inc) Series 2006A<br>4.05%, 07/05/06 (a)(b) | 3,080 | 3,080 |
| Solid Waste Disposal RB (Madera Disposal Systems Inc) Series 1998A<br>4.00%, 07/05/06 (a)(b) | 1,800 | 1,800 |
| Solid Waste Disposal RB (Marborg Industries) Series 2000A<br>4.00%, 07/05/06 (a)(b) | 3,815 | 3,815 |
| Solid Waste Disposal RB (Marin Sanitary Service) Series 2006A<br>4.05%, 07/05/06 (a)(b) | 4,115 | 4,115 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B | | |
| 4.05%, 07/05/06 *(a)(b)* | 2,560 | 2,560 |
| Solid Waste Disposal RB (Mottra Corp) Series 2002A | | |
| 4.05%, 07/05/06 *(a)(b)* | 1,910 | 1,910 |
| Solid Waste Disposal RB (Napa Recycling and Waste Services) Series 2005A | | |
| 4.05%, 07/05/06 *(a)(b)* | 5,155 | 5,155 |
| Solid Waste Disposal RB (Norcal Waste System) Series 2001 | | |
| 4.00%, 07/05/06 *(a)(b)* | 11,015 | 11,015 |
| Solid Waste Disposal RB (Norcal Waste System) Series 2002A | | |
| 4.00%, 07/05/06 *(a)(b)* | 6,000 | 6,000 |
| Solid Waste Disposal RB (Norcal Waste System) Series 2003A | | |
| 4.00%, 07/05/06 *(a)(b)* | 4,000 | 4,000 |
| Solid Waste Disposal RB (Orange Ave Disposal Co) Series 2002A | | |
| 4.00%, 07/05/06 *(a)(b)* | 5,950 | 5,950 |
| Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A | | |
| 4.00%, 07/05/06 *(a)(b)* | 3,715 | 3,715 |
| Solid Waste Disposal RB (Sanco Services) Series 2002A | | |
| 4.05%, 07/05/06 *(a)(b)* | 3,200 | 3,200 |
| Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A | | |
| 4.00%, 07/05/06 *(a)(b)* | 4,160 | 4,160 |
| Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A | | |
| 4.05%, 07/05/06 *(a)(b)* | 1,800 | 1,800 |
| Solid Waste Disposal RB (Solag Disposal) Series 1997A | | |
| 4.03%, 07/05/06 *(a)(b)* | 2,135 | 2,135 |
| Solid Waste Disposal RB (Specialty Solid Waste and Recycling) Series 2001A | | |
| 4.05%, 07/05/06 *(a)(b)* | 1,300 | 1,300 |
| Solid Waste Disposal RB (Talco Plastics) Series 1997A | | |
| 4.02%, 07/05/06 *(a)(b)* | 3,125 | 3,125 |
| Solid Waste Disposal RB (Valley Vista Services) Series 2003A | | |
| 4.00%, 07/05/06 *(a)(b)* | 3,905 | 3,905 |
| Solid Waste Disposal RB (West Valley MRF) Series 1997A | | |
| 4.05%, 07/05/06 *(a)(b)* | 2,525 | 2,525 |
| Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C | | |
| 4.05%, 07/05/06 *(a)(b)* | 4,540 | 4,540 |
| **California Public Works Board** | | |
| Lease RB (University of California) Series 1997C | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 10,900 | 10,900 |
| Lease RB (University of California) Series 2005C | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 26,670 | 26,670 |
| Lease RB Series 1999A | | |
| 4.00%, 07/05/06 *(a)(b)(c)(d)* | 9,985 | 9,985 |
| Lease RB Series 2005E | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 11,100 | 11,100 |
| Lease Refunding RB (Dept of Corrections and Rehabilitation) Series 2005J | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 24,940 | 24,940 |
| Lease Refunding RB (Dept of Corrections) Series 1993A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 3,000 | 3,000 |
| **California School Cash Reserve Program Auth** | | |
| COP (2006-2007 TRAN) Series A | | |
| 3.50%, 07/06/07 *(b)* | 55,000 | 55,531 |
| Pool Bonds Series 2005A | | |
| 2.60%, 07/06/06 *(b)* | 54,175 | 54,185 |
| 3.45%, 07/06/06 *(b)* | 25,000 | 25,002 |
| 3.47%, 07/06/06 *(b)* | 23,270 | 23,271 |
| **California State University** | | |
| Systemwide RB Series 2005A | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 5,900 | 5,900 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Systemwide RB Series 2005C | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 25,895 | 25,895 |
| 4.00%, 07/06/06 *(a)(b)(c)* | 20,260 | 20,260 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 43,655 | 43,655 |
| **California Statewide Communities Development Auth** | | |
| COP (Sutter Health Related Group) | | |
| 4.00%, 07/05/06 *(a)(b)(c)(d)* | 5,000 | 5,000 |
| IDRB (Biocol Investments) Series 1997B | | |
| 4.10%, 07/05/06 *(a)(b)* | 1,405 | 1,405 |
| IDRB (Cowden Metal Stamping and Tooling) Series 1997A | | |
| 4.10%, 07/05/06 *(a)(b)* | 995 | 995 |
| IDRB (Golden Valley Grape Juice and Wine) Series 1998 | | |
| 4.05%, 07/05/06 *(a)(b)* | 420 | 420 |
| IDRB (Integrated Rolling Co Series 1999A | | |
| 4.00%, 07/03/06 *(a)(b)* | 900 | 900 |
| IDRB (RL Group) Series 1998C | | |
| 4.05%, 07/05/06 *(a)(b)* | 1,410 | 1,410 |
| M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD | | |
| 3.96%, 07/06/06 *(a)(b)* | 15,100 | 15,100 |
| M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003NN1 | | |
| 3.99%, 07/06/06 *(a)(b)* | 15,000 | 15,000 |
| M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003NN2 | | |
| 3.99%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| M/F Housing RB (Creekside at MeadowPark Apts) Series 2002HH | | |
| 3.96%, 07/06/06 *(a)(b)* | 10,035 | 10,035 |
| M/F Housing RB (Cypress Villa Apts) Series 2000F | | |
| 3.96%, 07/06/06 *(a)(b)* | 4,725 | 4,725 |
| M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO | | |
| 3.99%, 07/06/06 *(a)(b)* | 15,090 | 15,090 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Dublin Ranch Senior Apts) Series 2006G | | |
| 3.99%, 07/06/06 *(a)(b)* | 5,010 | 5,010 |
| M/F Housing RB (Emerald Gardens Apts) Series 2000E | | |
| 3.96%, 07/06/06 *(a)(b)* | 7,320 | 7,320 |
| M/F Housing RB (Fairway Family Apts) Series 2003PP | | |
| 3.99%, 07/06/06 *(a)(b)* | 30,000 | 30,000 |
| M/F Housing RB (Fairway Family Apts) Series 2006H | | |
| 3.99%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| M/F Housing RB (Heritage Oaks Apts) Series 2004YY | | |
| 3.96%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| M/F Housing RB (Kimberly Woods Apts) Series 1995B | | |
| 3.96%, 07/05/06 *(a)(b)* | 13,400 | 13,400 |
| M/F Housing RB (Las Flores Village Apts) Series 2004JJ | | |
| 3.94%, 07/06/06 *(a)(b)* | 13,500 | 13,500 |
| M/F Housing RB (Laurel Park Senior Apts) Series 2002H | | |
| 3.97%, 07/06/06 *(a)(b)* | 5,500 | 5,500 |
| M/F Housing RB (Los Padres Apts) Series 2003E | | |
| 3.96%, 07/06/06 *(a)(b)* | 10,750 | 10,750 |
| M/F Housing RB (Marlin Cove Apts) Series 2000V | | |
| 3.96%, 07/06/06 *(a)(b)* | 8,000 | 8,000 |
| M/F Housing RB (Oak Center Towers) Series 2005L | | |
| 3.96%, 07/06/06 *(a)(b)* | 11,450 | 11,450 |
| M/F Housing RB (Oakmont of Concord) Series 2002Q | | |
| 3.96%, 07/06/06 *(a)(b)(d)* | 25,000 | 25,000 |
| M/F Housing RB (Park David Senior Apts) Series 1999D | | |
| 3.96%, 07/06/06 *(a)(b)* | 8,220 | 8,220 |
| M/F Housing RB (Plaza Club Apts) Series 1997A | | |
| 3.98%, 07/06/06 *(a)(b)* | 10,290 | 10,290 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Rancho Santa<br>Fe Village Apts)<br>Series 2004EE<br>3.94%, 07/06/06 (a)(b) | 13,000 | 13,000 |
| M/F Housing RB (Sagewood At<br>Stonebridge Estates)<br>Series 2005CC<br>3.96%, 07/06/06 (a)(b) | 9,100 | 9,100 |
| M/F Housing RB (Silvercrest<br>Residence) Series 2003EEE<br>4.00%, 07/06/06 (a)(b) | 23,130 | 23,130 |
| M/F Housing RB (The Belmont)<br>Series 2005F<br>3.96%, 07/06/06 (a)(b) | 10,500 | 10,500 |
| M/F Housing RB (The Crossings<br>Senior Apts-Phase II)<br>Series 2005J<br>3.99%, 07/06/06 (a)(b) | 7,425 | 7,425 |
| M/F Housing RB (The<br>Fountains At Seacliff Apts)<br>Series 2002Y<br>3.99%, 07/06/06 (a)(b) | 12,540 | 12,540 |
| M/F Housing RB (Valley Palms<br>Apts) Series 2002C<br>3.96%, 07/06/06 (a)(b) | 12,000 | 12,000 |
| M/F Housing RB (Villas at<br>Hamilton Apts)<br>Series 2001HH<br>3.96%, 07/06/06 (a)(b) | 11,440 | 11,440 |
| M/F Housing RB (Wilshire Court<br>Apts) Series 2003M<br>3.96%, 07/06/06 (a)(b) | 15,000 | 15,000 |
| M/F Housing RB (Wilshire Court<br>Apts) Series 2004AAA<br>3.96%, 07/06/06 (a)(b) | 15,000 | 15,000 |
| M/F Housing RB (Woodsong<br>Apts) Series 1997B<br>3.97%, 07/06/06 (a)(b) | 3,127 | 3,127 |
| M/F Housing RB (Wyndover<br>Apts) Series 2004LL<br>3.96%, 07/06/06 (a)(b) | 9,000 | 9,000 |
| M/F Housing Refunding RB<br>(Crystal View Apts)<br>Series 2004A<br>3.96%, 07/06/06 (a)(b) | 7,075 | 7,075 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB (Elder Care Alliance)<br>Series 2000<br>3.96%, 07/05/06 (a)(b) | 12,560 | 12,560 |
| RB (Gemological Institute)<br>Series 2001<br>3.93%, 07/06/06 (a)(b)(c) | 580 | 580 |
| RB (Japanese American National<br>Museum) Series 2000A<br>3.95%, 07/06/06 (a)(b) | 4,500 | 4,500 |
| RB (Jewish Federation Council<br>of Greater Los Angeles)<br>Series 2000A<br>4.05%, 07/06/06 (a)(b) | 2,100 | 2,100 |
| RB (Kaiser Permanente)<br>Series 2001C<br>3.85%, 08/01/06 (a) | 15,000 | 15,007 |
| RB (Kaiser Permanente)<br>Series 2004K<br>3.50%, 07/11/06 | 14,000 | 14,000 |
| 3.51%, 07/14/06 | 5,000 | 5,000 |
| 3.58%, 07/14/06 | 6,000 | 6,000 |
| 3.58%, 07/19/06 | 24,700 | 24,700 |
| 3.48%, 08/11/06 | 20,000 | 20,000 |
| RB (Kaiser Permanente)<br>Series 2004M<br>3.95%, 07/05/06 (a) | 8,000 | 8,000 |
| RB (Kaiser Permanente)<br>Series 2006B<br>4.01%, 07/06/06 (a)(b)(c) | 10,800 | 10,800 |
| RB (Kaiser Permanente)<br>Series 2006D<br>3.50%, 07/18/06 | 20,000 | 20,000 |
| 3.48%, 08/03/06 | 26,500 | 26,500 |
| RB (Laurence School)<br>Series 2003<br>3.94%, 07/06/06 (a)(b) | 3,875 | 3,875 |
| RB (National Public Radio)<br>Series 2002<br>3.97%, 07/05/06 (a)(b) | 1,365 | 1,365 |
| RB (Painted Turtle) Series 2003<br>3.94%, 07/06/06 (a)(b) | 13,650 | 13,650 |
| Refunding RB (13th and I<br>Associates) Series 1991<br>4.10%, 07/05/06 (a)(b) | 3,620 | 3,620 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| TRAN Series 2006A2 3.57%, 06/29/07 | 15,865 | 16,005 |
| TRAN Series 2006A3 3.57%, 06/29/07 | 22,500 | 22,694 |
| TRAN Series 2006A4 3.56%, 06/29/07 | 5,000 | 5,045 |
| 3.58%, 06/29/07 | 33,000 | 33,288 |
| TRAN Series 2006A5 3.61%, 06/29/07 | 31,000 | 31,268 |
| **Carlsbad** M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A 3.94%, 07/06/06 *(a)(b)* | 14,400 | 14,400 |
| **Central Unified SD** GO Refunding Bonds Series 2005 4.00%, 07/06/06 *(a)(b)(c)(d)* | 11,855 | 11,855 |
| **Clovis Unified SD** TRAN Series 2005 2.74%, 07/05/06 | 19,000 | 19,003 |
| 3.49%, 07/05/06 | 10,000 | 10,000 |
| **Contra Costa Cnty** M/F Mortgage RB (El Cerrito Royale) Series 1987A 4.00%, 07/06/06 *(a)(b)* | 2,480 | 2,480 |
| **Contra Costa Water District** Refunding RB Series N 3.70%, 07/06/06 *(a)(b)(c)(d)* | 10,320 | 10,320 |
| **Davis Community Facilities District No.1992-2** Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000 3.96%, 07/06/06 *(a)(b)* | 3,075 | 3,075 |
| **Desert Sands Unified SD** GO Bonds (Election of 2001) Series 2006 3.59%, 06/01/07 | 16,665 | 16,764 |
| **Diamond Bar Public Financing Auth** Lease RB (Community/Senior Center) Series 2002A 4.07%, 07/05/06 *(a)(b)* | 5,590 | 5,590 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Dublin Housing Auth** M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A 3.97%, 07/05/06 *(a)(b)* | 14,900 | 14,900 |
| **East Bay Municipal Utility District** Water System Subordinated RB Series 2005A 3.98%, 07/06/06 *(a)(b)(c)(d)* | 11,520 | 11,520 |
| **East Side Union High SD** GO Refunding Bonds Series 2003B 4.00%, 07/06/06 *(a)(b)(c)(d)* | 23,965 | 23,965 |
| **Eastern Municipal Water District** Water and Sewer Revenue COP Series 2003B 3.92%, 07/06/06 *(a)(b)(c)* | 34,075 | 34,075 |
| **El Cajon Redevelopment Agency** M/F Housing RB (Park-Mollison and Madison Apts) Series 1998 3.98%, 07/06/06 *(a)(b)* | 4,800 | 4,800 |
| **El Camino Community College District** GO Bonds Series 2003A 3.98%, 07/06/06 *(a)(b)(c)(d)* | 16,100 | 16,100 |
| **Elk Grove Unified SD** 2005-06 TRAN 3.00%, 07/06/06 | 23,000 | 23,002 |
| Community Facilities District No.1 Special Tax Bonds (Election of 1998) Series 2005 3.97%, 07/06/06 *(a)(b)(c)(d)* | 17,050 | 17,050 |
| **Emeryville Redevelopment Agency** M/F Housing RB (Bay St Apts) Series 2002A 3.99%, 07/06/06 *(a)(b)* | 81,715 | 81,715 |
| **Escondido** M/F Housing RB (Via Roble Apts) Series 2003A 3.96%, 07/06/06 *(a)(b)* | 6,900 | 6,900 |
| **Evergreen Elementary SD** GO Refunding Bonds Series 2005 4.01%, 07/06/06 *(a)(b)(c)(d)* | 16,185 | 16,185 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Fillmore Public Financing Auth** | | |
| RB (Central City Redevelopment Area) Series 2003A | | |
| 3.96%, 07/06/06 *(a)(b)* | 2,565 | 2,565 |
| **Foothill-DeAnza Community College District** | | |
| GO Bonds Series A | | |
| 4.00%, 07/05/06 *(a)(c)(d)* | 9,965 | 9,965 |
| **Fresno IDA** | | |
| IDRB (Keiser Corp) Series 1997 | | |
| 4.02%, 07/05/06 *(a)(b)* | 1,250 | 1,250 |
| **Golden State Tobacco Securitization Corp** | | |
| Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 45,800 | 45,800 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 82,740 | 82,740 |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 18,845 | 18,845 |
| **Golden West Schools Financing Auth** | | |
| GO RB (Beverly Hills Unified SD) Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 8,900 | 8,900 |
| **Grossmont Union High SD** | | |
| GO Bonds (Election of 2004) Series 2006 | | |
| 4.03%, 07/06/06 *(a)(b)(c)(d)* | 5,575 | 5,575 |
| **Hayward** | | |
| M/F Housing RB (Lord Tennyson Apts) Series 2005A | | |
| 3.94%, 07/06/06 *(a)(b)* | 13,915 | 13,915 |
| M/F Housing RB (Shorewood Apts) Series 1984A | | |
| 3.97%, 07/06/06 *(a)(b)* | 12,100 | 12,100 |
| **Hayward Housing Auth** | | |
| M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A | | |
| 3.94%, 07/05/06 *(a)(b)* | 5,155 | 5,155 |
| **Hemet Unified SD** | | |
| COP (2006 School Facilities) Series 2006 | | |
| 3.85%, 10/01/36 *(b)(c)* | 19,445 | 19,445 |
| **Hercules Public Financing Auth** | | |
| Lease RB Series 2003A | | |
| 3.94%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Huntington Beach** | | |
| M/F Housing RB (Five Points Seniors) Series 1991A | | |
| 3.98%, 07/06/06 *(a)(b)* | 9,500 | 9,500 |
| **Huntington Park Redevelopment Agency** | | |
| M/F Housing RB (Casa Rita Apts) Series 1994A | | |
| 3.98%, 07/06/06 *(a)(b)* | 4,950 | 4,950 |
| **Irvine** | | |
| Lease RB (Capital Improvement) Series 1985 | | |
| 3.95%, 07/06/06 *(a)(b)* | 2,000 | 2,000 |
| **Irvine Assessment District No.93-14** | | |
| Limited Obligation Improvement Bonds Series 2000 | | |
| 3.90%, 07/03/06 *(a)(b)* | 5,257 | 5,257 |
| **Irvine Assessment District No.94-15** | | |
| Limited Obligation Improvement Bonds Series 1994 | | |
| 3.91%, 07/03/06 *(a)(b)* | 1,100 | 1,100 |
| **Irvine Assessment District No.97-16** | | |
| Limited Obligation Improvement Bonds (Northwest Irvine) Series 1997 | | |
| 3.91%, 07/03/06 *(a)(b)* | 2,665 | 2,665 |
| **Irvine Ranch Water District** | | |
| Consolidated Series 1995 GO of Improvement Districts No.140, 240, 105, & 250 | | |
| 3.90%, 07/03/06 *(a)(b)* | 1,200 | 1,200 |
| Sewer Bonds (Improvement District No.284-Election 1988) Series A | | |
| 3.90%, 07/03/06 *(a)(b)* | 400 | 400 |
| **Kern Cnty** | | |
| 2006-07 TRAN | | |
| 3.50%, 06/29/07 | 25,000 | 25,239 |
| 3.58%, 06/29/07 | 55,000 | 55,483 |
| **Long Beach** | | |
| Harbor Refunding RB Series 2005A | | |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 3,005 | 3,005 |

*See financial notes.* 19

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Long Beach Harbor** | | |
| RB Series 2002A | | |
| 3.96%, 07/05/06 *(a)(b)(c)* | 345 | 345 |
| Refunding RB Series 2005A | | |
| 3.62%, 07/06/06 *(a)(b)(c)(d)* | 8,155 | 8,155 |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 2,540 | 2,540 |
| **Long Beach Harbor Facilities Corp** | | |
| Harbor TECP Series A | | |
| 3.60%, 07/06/06 *(c)* | 28,750 | 28,750 |
| 3.55%, 07/11/06 *(c)* | 31,400 | 31,400 |
| **Los Angeles** | | |
| 2006 TRAN | | |
| 3.73%, 06/29/07 | 50,000 | 50,358 |
| 3.75%, 06/29/07 | 50,000 | 50,351 |
| GO Refunding Bonds<br>Series 1998A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,150 | 4,150 |
| M/F Housing RB (Beverly Park<br>Apts) Series 1988A | | |
| 3.96%, 07/06/06 *(a)(b)* | 34,000 | 34,000 |
| M/F Housing RB Series 1985K | | |
| 3.90%, 07/04/06 *(a)(b)* | 852 | 852 |
| M/F Housing Refunding RB<br>(Tri-City) Series 2001I | | |
| 3.99%, 07/06/06 *(a)(b)* | 600 | 600 |
| Sanitation Equipment Charge<br>RB Series 2005A | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 5,530 | 5,530 |
| Wastewater System Subordinate<br>Refunding RB Series 2006A | | |
| 3.98%, 07/06/06 *(a)(b)(c)* | 20,000 | 20,000 |
| Wastewater System Subordinate<br>Refunding RB Series 2006B1 | | |
| 3.93%, 07/06/06 *(a)(b)(c)* | 9,465 | 9,465 |
| Wastewater System Subordinate<br>Refunding RB Series 2006C | | |
| 3.93%, 07/06/06 *(a)(b)(c)* | 10,000 | 10,000 |
| Wastewater System Subordinate<br>Refunding RB Series 2006D | | |
| 3.94%, 07/06/06 *(a)(b)(c)* | 5,000 | 5,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Los Angeles Cnty** | | |
| 2006-07 TRAN Series A | | |
| 3.50%, 06/29/07 | 60,000 | 60,573 |
| **Los Angeles Cnty Metropolitan Transportation Auth** | | |
| Sales Tax RB Series 1997A | | |
| 4.00%, 07/05/06 *(a)(b)(c)(d)* | 23,830 | 23,830 |
| Second Subordinate Sales Tax<br>Revenue CP Series A | | |
| 3.50%, 07/06/06 *(b)* | 36,650 | 36,650 |
| 3.54%, 07/07/06 *(b)* | 11,349 | 11,349 |
| Sr Sales Tax RB Series 2001A | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 12,600 | 12,600 |
| Sr Sales Tax Refunding RB<br>Series 2001B | | |
| 3.01%, 07/06/06 *(a)(b)(c)(d)* | 24,750 | 24,750 |
| **Los Angeles Cnty Schools Pooled Financing Program** | | |
| Pooled Financing (Pooled<br>TRANS Participation)<br>Series 2006-07 A | | |
| 3.50%, 06/29/07 *(b)* | 5,450 | 5,502 |
| **Los Angeles Community College District** | | |
| GO Refunding Bonds (2001<br>Election) Series 2005A | | |
| 3.81%, 07/06/06 *(a)(b)(c)(d)* | 8,140 | 8,140 |
| **Los Angeles Community Redevelopment Agency** | | |
| M/F Housing RB (Metropolitan<br>Lofts Apts) Series 2002A | | |
| 3.99%, 07/06/06 *(a)(b)* | 17,750 | 17,750 |
| M/F Housing RB (Wilshire<br>Station Apts) Series 2003A | | |
| 4.05%, 07/03/06 *(a)(b)* | 45,000 | 45,000 |
| M/F Housing RB (Wilshire<br>Station Apts) Series 2004A | | |
| 4.05%, 07/03/06 *(a)(b)* | 8,275 | 8,275 |
| **Los Angeles Dept of Water and Power** | | |
| Power Supply RB Series 2005A1 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 45,000 | 45,000 |
| Power System RB Series 2001A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 24,750 | 24,750 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Power System RB Series 2001A1 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 15,000 | 15,000 |
| 4.01%, 07/06/06 *(a)(c)(d)* | 7,120 | 7,120 |
| Power System RB Series 2005A1 | | |
| 3.97%, 07/06/06 *(a)(b)(c)* | 34,150 | 34,150 |
| Power System RB Series 2005A2 | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 20,800 | 20,800 |
| Power System Revenue CP Notes | | |
| 3.48%, 07/05/06 *(c)* | 57,000 | 57,000 |
| 3.47%, 07/11/06 *(c)* | 30,000 | 30,000 |
| 3.36%, 08/08/06 *(c)* | 17,500 | 17,500 |
| 3.52%, 08/10/06 *(c)* | 40,000 | 40,000 |
| Water System RB Series 2001A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 13,555 | 13,555 |
| Water Works RB Series 1999 | | |
| 4.00%, 07/05/06 *(a)(b)(c)(d)* | 22,090 | 22,090 |
| **Los Angeles Dept of Water and Power (Water Div Only)** | | |
| Water System RB Series 2006A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 59,925 | 59,925 |
| Water System RB Series 2006A2 | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 8,500 | 8,500 |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 13,400 | 13,400 |
| **Los Angeles Harbor** | | |
| Refunding RB Series 2005 A&B | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 22,915 | 22,915 |
| **Los Angeles Municipal Improvement Corp** | | |
| Lease Revenue TECP Series A1 | | |
| 3.48%, 07/05/06 *(b)* | 19,481 | 19,481 |
| 3.50%, 07/11/06 *(b)* | 7,000 | 7,000 |
| 3.55%, 07/11/06 *(b)* | 5,000 | 5,000 |
| 3.36%, 08/08/06 *(b)* | 5,000 | 5,000 |
| 3.55%, 08/10/06 *(b)* | 10,000 | 10,000 |
| **Los Angeles Unified SD** | | |
| 2005-06 TRAN Series A | | |
| 2.91%, 10/18/06 | 50,000 | 50,231 |
| 2.94%, 10/18/06 | 58,485 | 58,707 |
| 3.58%, 10/18/06 | 37,425 | 37,490 |
| GO Bonds (Election 2004) Series 2006F | | |
| 3.25%, 07/03/06 *(a)(b)(c)* | 5,275 | 5,275 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| GO Bonds (Election of 2002) Series 2003A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 20,705 | 20,705 |
| GO Bonds (Election of 2004) Series 2005E | | |
| 4.00%, 07/03/06 | 6,000 | 6,000 |
| GO Bonds Series 1999C | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 16,400 | 16,400 |
| GO Refunding Bonds Series 2005A1 | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 8,400 | 8,400 |
| 4.01%, 07/06/06 *(a)(b)(c)* | 46,080 | 46,080 |
| GO Refunding Bonds Series 2005A2 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 6,580 | 6,580 |
| 4.01%, 07/06/06 *(a)(b)(c)* | 8,080 | 8,080 |
| **Los Angeles Wastewater System** | | |
| Refunding RB Series 2002A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 12,245 | 12,245 |
| **Madera Cnty** | | |
| Lease RB (Madera Municipal Golf Course Refinancing) Series 1993 | | |
| 3.92%, 07/06/06 *(a)(b)* | 2,945 | 2,945 |
| **Madera Irrigation Financing Auth** | | |
| Water RB Series 2005A | | |
| 3.99%, 07/03/06 *(a)(b)(c)* | 16,005 | 16,005 |
| **Martinez** | | |
| M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A | | |
| 3.92%, 07/05/06 *(a)(b)* | 6,800 | 6,800 |
| **Menlo Park Community Development Agency** | | |
| Tax Allocation Refunding Bonds (Las Pulgas Community Development) Series 2006 | | |
| 3.99%, 07/03/06 *(a)(b)(c)* | 10,000 | 10,000 |
| **Merced Irrigation District** | | |
| Electric System Refunding RB Series 2005 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,250 | 3,250 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Mt San Antonio Community College District** | | |
| GO Bonds (2001 Election) Series 2004B | | |
| 3.98%, 07/06/06 (a)(b)(c)(d) | 13,140 | 13,140 |
| **Mt. Diablo Unified SD** | | |
| GO Bonds (Election of 2002) Series 2006 | | |
| 3.97%, 07/06/06 (a)(b)(c)(d) | 14,385 | 14,385 |
| **Norwalk-La Mirada Unified SD** | | |
| COP (2006 School Facility Bridge Funding Program) | | |
| 3.92%, 07/06/06 (a)(b)(c) | 37,000 | 37,000 |
| **Oakland** | | |
| Insured RB (180 Harrison Foundation) Series 1999A | | |
| 4.00%, 07/05/06 (a)(b)(c)(d) | 4,500 | 4,500 |
| **Oceanside** | | |
| M/F Mortgage RB (Riverview Springs Apts) Series 1990A | | |
| 3.98%, 07/06/06 (a)(b) | 14,470 | 14,470 |
| **Ohlone Community College District** | | |
| GO Bonds (Election of 2002) Series B | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 10,000 | 10,000 |
| **Ontario Housing Auth** | | |
| M/F Housing RB (Parc Vista) Series 2006B | | |
| 3.99%, 07/06/06 (a)(b) | 6,960 | 6,960 |
| M/F Housing RB (Terrace View) Series 2006A | | |
| 3.99%, 07/06/06 (a)(b) | 6,240 | 6,240 |
| **Orange Cnty** | | |
| Apartment Development Refunding RB (Villas Aliento) Series 1998E | | |
| 3.95%, 07/06/06 (a)(b) | 4,500 | 4,500 |
| COP (Florence Crittenton Services) Series 1990 | | |
| 3.85%, 07/05/06 (a)(b) | 4,600 | 4,600 |
| **Orange Cnty Local Transportation Auth** | | |
| Sales Tax Revenue CP Notes | | |
| 3.50%, 07/12/06 (b) | 29,100 | 29,100 |

| Issuer, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Orange Cnty Sanitation District** | | |
| COP Series 2003 | | |
| 3.97%, 07/06/06 (a)(b)(c)(d) | 2,133 | 2,133 |
| No.1-3, 5-7, and 11 Refunding COP Series 1993 | | |
| 3.92%, 07/03/06 (a)(b)(c) | 1,400 | 1,400 |
| Refunding COP Series 2000A | | |
| 3.92%, 07/03/06 (a)(c) | 5,190 | 5,190 |
| Refunding COP Series 2000B | | |
| 3.92%, 07/03/06 (a)(c) | 12,940 | 12,940 |
| **Oxnard Financing Auth** | | |
| Water Revenue Project Bonds Series 2006 | | |
| 3.96%, 07/06/06 (a)(b)(c)(d) | 11,815 | 11,815 |
| **Palo Alto Unified SD** | | |
| GO Bonds (Election of 1995) Series B | | |
| 4.00%, 07/05/06 (a)(c)(d) | 6,000 | 6,000 |
| **Pasadena** | | |
| COP (City Hall & Park Improvements) Series 2003 | | |
| 3.93%, 07/06/06 (a)(b)(c) | 8,890 | 8,890 |
| **Petaluma Community Development Commission** | | |
| M/F Housing RB (Oakmont) Series 1996A | | |
| 3.97%, 07/06/06 (a)(b) | 3,250 | 3,250 |
| **Petaluma SD** | | |
| TRAN Series 2005 | | |
| 2.58%, 07/06/06 | 4,020 | 4,021 |
| **Pinole Redevelopment Agency** | | |
| M/F Housing RB (East Bluff Apts) Series 1998A | | |
| 4.00%, 07/06/06 (a)(b) | 4,959 | 4,959 |
| **Pleasant Hill** | | |
| M/F Mortgage RB (Brookside Apts) Series 1988A | | |
| 3.92%, 07/05/06 (a)(b) | 4,100 | 4,100 |
| **Pleasanton** | | |
| M/F Housing RB (Busch Senior Housing) Series 2003A | | |
| 3.96%, 07/06/06 (a)(b) | 13,360 | 13,360 |
| **Port of Oakland** | | |
| CP Series D | | |
| 3.49%, 08/08/06 (b) | 30,000 | 30,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB Series 2000K | | |
| 4.05%, 07/05/06 *(a)(b)(c)(d)* | 15,000 | 15,000 |
| 4.02%, 07/06/06 *(a)(b)(c)(d)* | 18,295 | 18,295 |
| RB Series 2002L | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 13,000 | 13,000 |
| **Rancho Santiago Community College District** | | |
| GO Bonds (Election of 2002) Series B | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,000 | 10,000 |
| **Redwood City** | | |
| COP (City Hall) Series 1998 | | |
| 3.94%, 07/06/06 *(a)(b)* | 4,870 | 4,870 |
| **Richmond** | | |
| M/F Housing RB (Baycliff Apts) Series 2004A | | |
| 3.96%, 07/06/06 *(a)(b)* | 28,800 | 28,800 |
| **Riverside Cnty** | | |
| Transportation Commission CP Notes (Limited Tax Bonds) | | |
| 3.50%, 10/06/06 *(b)* | 10,904 | 10,904 |
| **Riverside Cnty Housing Auth** | | |
| M/F Housing RB (Victoria Springs Apts) Series 1989C | | |
| 3.98%, 07/06/06 *(a)(b)* | 9,000 | 9,000 |
| **Roseville Joint Union High SD** | | |
| COP Series 2003 | | |
| 3.94%, 07/06/06 *(a)(b)(c)* | 5,555 | 5,555 |
| **Sacramento Cnty** | | |
| 2005 TRAN Series A | | |
| 2.73%, 07/10/06 | 4,470 | 4,471 |
| Special Facilities Airport RB (Cessna Aircraft Co) Series 1998 | | |
| 3.97%, 07/06/06 *(a)(b)* | 3,300 | 3,300 |
| TRAN Series 2006A | | |
| 3.68%, 07/17/06 | 50,000 | 50,405 |
| 3.69%, 07/17/07 | 25,000 | 25,200 |
| **Sacramento Cnty Housing Auth** | | |
| M/F Housing RB (Carlton Plaza of Sacramento Senior Apts) Series 2003E | | |
| 3.98%, 07/06/06 *(a)(b)* | 14,000 | 14,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Hastings Park Apts) Series 2004G | | |
| 3.96%, 07/06/06 *(a)(b)* | 16,500 | 16,500 |
| M/F Housing RB (Hidden Oaks Apts) Series 1999C | | |
| 3.96%, 07/06/06 *(a)(b)* | 6,300 | 6,300 |
| M/F Housing Refunding RB (Chesapeake Commons Apts) Series 2001C | | |
| 3.98%, 07/06/06 *(a)(b)* | 28,000 | 28,000 |
| **Sacramento Cnty Sanitation District Financing Auth** | | |
| RB Series 2000A | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 6,090 | 6,090 |
| RB Series 2004A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 3,230 | 3,230 |
| **Sacramento Finance Auth** | | |
| Capital Improvement RB (Community Reinvestment Capital Improvement) Series 2006A | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 7,290 | 7,290 |
| Refunding RB (Solid Waste, Redevelopment and Master Lease Program Facilities) Series 2005 | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 9,030 | 9,030 |
| **Sacramento Housing Auth** | | |
| M/F Housing RB (Atrium Court Apts) 2002G | | |
| 3.96%, 07/06/06 *(a)(b)* | 17,200 | 17,200 |
| M/F Housing RB (St Anton Building Apts) Series 2003I | | |
| 3.96%, 07/06/06 *(a)(b)* | 8,000 | 8,000 |
| **Sacramento Municipal Utility District Financing Auth** | | |
| Consumers Project RB Series 2006 | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 10,475 | 10,475 |
| **Sacramento Redevelopment Agency** | | |
| M/F Housing RB (18th and L Apts) Series 2002E | | |
| 3.96%, 07/06/06 *(a)(b)* | 21,075 | 21,075 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **San Bernardino City Unified SD** | | |
| GO Bonds (Election of 2004) | | |
| Series B | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 11,365 | 11,365 |
| **San Diego** | | |
| Certificates of Undivided | | |
| Interest in Installment | | |
| Payments Payable from | | |
| Net System Revenues | | |
| of the Water Utility Fund | | |
| Series 1998 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 7,785 | 7,785 |
| **San Diego Cnty and SD**<br>**Pool Program** | | |
| TRAN Program Note | | |
| Participations Series 2006A | | |
| 3.70%, 06/29/07 | 37,500 | 37,807 |
| TRAN Program Note | | |
| Participations Series 2006B | | |
| 3.72%, 06/29/07 | 12,600 | 12,701 |
| TRAN Series 2005A | | |
| 2.58%, 07/14/06 | 45,000 | 45,021 |
| **San Diego Cnty Regional**<br>**Airport Auth** | | |
| Refunding RB Series 2005 | | |
| 4.02%, 07/06/06 (a)(b)(c)(d) | 5,895 | 5,895 |
| **San Diego Cnty Regional**<br>**Transportation Commission** | | |
| Subordinate Sales Tax Revenue | | |
| CP Notes (Limited Tax Bonds) | | |
| Series A | | |
| 3.50%, 10/06/06 (c) | 22,023 | 22,023 |
| **San Diego Community**<br>**College District** | | |
| GO Bonds (Election of 2002) | | |
| Series 2005 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 30,950 | 30,950 |
| 4.01%, 07/06/06 (a)(b)(c)(d) | 5,265 | 5,265 |
| GO Series 2005 | | |
| 4.00%, 07/06/06 (a)(b)(c)(d) | 17,495 | 17,495 |
| **San Diego Housing Auth** | | |
| M/F Housing RB (Delta Village | | |
| Apts) Series 2005A | | |
| 3.98%, 07/06/06 (a)(b) | 9,000 | 9,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| M/F Housing RB (Hillside Garden | | |
| Apts) Series 2004B | | |
| 3.96%, 07/06/06 (a)(b) | 13,595 | 13,595 |
| M/F Mortgage Refunding RB | | |
| (Creekside Villa Apts) | | |
| Series 1999B | | |
| 3.98%, 07/06/06 (a)(b) | 6,000 | 6,000 |
| **San Diego Unified SD** | | |
| 2005-2006 TRAN Series A | | |
| 2.64%, 07/24/06 | 60,000 | 60,050 |
| 2006-2007 TRAN Series A | | |
| 3.70%, 07/24/07 | 50,000 | 50,407 |
| GO Bonds Series 2002D | | |
| 3.98%, 07/06/06 (a)(b)(c)(d) | 12,280 | 12,280 |
| GO Bonds Series 2003E | | |
| 3.98%, 07/06/06 (a)(b)(c)(d) | 21,665 | 21,665 |
| **San Francisco Airports**<br>**Commission** | | |
| Second Series RB (San Francisco | | |
| International Airport) | | |
| Series 18B | | |
| 3.97%, 07/06/06 (a)(b)(c)(d) | 16,255 | 16,255 |
| Second Series RB (San Francisco | | |
| International Airport) | | |
| Series 24A | | |
| 4.04%, 07/06/06 (a)(b)(c)(d) | 12,670 | 12,670 |
| Second Series Refunding RB | | |
| (San Francisco International | | |
| Airport) Series 33G | | |
| 4.00%, 07/05/06 (a)(b)(c) | 10,000 | 10,000 |
| Second Series Refunding RB | | |
| (San Francisco International | | |
| Airport) Series 33H | | |
| 3.99%, 07/05/06 (a)(b)(c) | 20,200 | 20,200 |
| **San Francisco Bay Area**<br>**Rapid Transit** | | |
| Sales Tax Refunding RB | | |
| Series 2005A | | |
| 3.95%, 07/05/06 (a)(b)(c) | 9,465 | 9,465 |
| **San Francisco City and Cnty** | | |
| GO Bonds (Laguna Honda | | |
| Hospital-1999) Series 2005D | | |
| 3.90%, 07/06/06 (a)(b)(c) | 6,450 | 6,450 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| GO Bonds (Laguna Honda Hospital-1999) Series 2005I 4.01%, 07/06/06 *(a)(b)(c)* | 4,340 | 4,340 |
| GO Bonds Series 2005 F&G 3.99%, 07/06/06 *(a)(b)(c)(d)* | 4,985 | 4,985 |
| M/F Housing RB (Carter Terrace Apts) Series 2002B 4.00%, 07/06/06 *(a)(b)* | 6,375 | 6,375 |
| M/F Housing Refunding RB (City Heights Apts) Series 1997A 3.96%, 07/05/06 *(a)(b)* | 20,800 | 20,800 |
| M/F Housing Refunding RB (Post St Towers) Series 2000A 3.91%, 07/05/06 *(a)(b)* | 16,800 | 16,800 |
| **San Francisco City and Cnty Redevelopment Agency** | | |
| M/F Housing RB (Derek Silva Community) Series 2002D 4.00%, 07/06/06 *(a)(b)* | 2,700 | 2,700 |
| M/F Housing RB (Notre Dame Apts) Series 2000G 3.96%, 07/05/06 *(a)(b)* | 14,000 | 14,000 |
| M/F Housing RB (Ocean Beach Apts) Series 2001B 3.99%, 07/05/06 *(a)(b)* | 7,034 | 7,035 |
| M/F Housing Refunding RB (Fillmore Center) Series 1992A2 3.96%, 07/05/06 *(a)(b)* | 3,750 | 3,750 |
| **San Francisco Cnty Transportation Auth** | | |
| CP Series A&B 3.55%, 07/11/06 *(c)* | 12,500 | 12,500 |
| 3.50%, 07/12/06 *(c)* | 27,500 | 27,500 |
| 3.50%, 07/14/06 *(c)* | 19,700 | 19,700 |
| **San Francisco Public Utility Commission** | | |
| San Francisco Water RB Series 2006A 3.97%, 07/06/06 *(a)(b)(c)(d)* | 14,605 | 14,605 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **San Francisco Unified SD** | | |
| GO Bonds (Election of 2003) Series 2005B 4.01%, 07/06/06 *(a)(b)(c)(d)* | 9,785 | 9,785 |
| GO Bonds (Prop A, Election of 2003) Series 2005B 4.00%, 07/06/06 *(a)(b)(c)(d)* | 2,645 | 2,645 |
| **San Gabriel Valley Council of Governments** | | |
| Alameda Corridor-East Construction Project Grant Anticipation Notes 3.50%, 07/11/06 *(b)* | 37,000 | 37,000 |
| 3.58%, 07/11/06 *(b)* | 5,900 | 5,900 |
| **San Jose** | | |
| GO Bonds (Libraries, Parks and Public Safety) Series 2002 3.97%, 07/06/06 *(a)(b)(c)(d)* | 11,971 | 11,971 |
| M/F Housing RB (Almaden Family Apts) Series 2003D 3.96%, 07/06/06 *(a)(b)* | 5,000 | 5,000 |
| M/F Housing RB (Almaden Lake Village Apts) Series 1997A 3.98%, 07/06/06 *(a)(b)* | 20,400 | 20,400 |
| M/F Housing RB (Betty Anne Gardens Apts) Series 2002A 3.98%, 07/06/06 *(a)(b)* | 7,410 | 7,410 |
| M/F Housing RB (Raintree Apts) Series 2005A 4.00%, 07/06/06 *(a)(b)* | 10,500 | 10,500 |
| M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A 3.96%, 07/06/06 *(a)(b)* | 21,500 | 21,500 |
| **San Jose Financing Auth** | | |
| Lease RB (Civic Center) Series 2002C 3.88%, 07/05/06 *(a)(b)(c)* | 58,315 | 58,315 |
| **San Jose Redevelopment Agency** | | |
| M/F Housing RB (101 San Fernando Apts) Series 1998A 3.99%, 07/05/06 *(a)(b)* | 38,000 | 38,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| Tax Allocation Bonds<br>(Merged Area Redevelopment)<br>Series 2005C<br>3.97%, 07/05/06 *(a)(b)* | 16,575 | 16,575 |
| Tax Allocation Bonds (Merged<br>Area Redevelopment)<br>Series 2005D<br>3.99%, 07/05/06 *(a)(b)* | 10,000 | 10,000 |
| Tax Allocation Refunding Bonds<br>(Merged Area Redevelopment)<br>Series 2005A<br>4.01%, 07/06/06 *(a)(b)(c)* | 7,960 | 7,960 |
| **San Jose Unified SD**<br>2006 GO Bonds (Election of<br>2002) Series C<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 4,125 | 4,125 |
| 4.03%, 07/06/06 *(a)(b)(c)(d)* | 1,410 | 1,410 |
| **San Jose-Evergreen Community<br>College District**<br>GO Bonds Election of 2004<br>Series A<br>3.97%, 07/06/06 *(a)(b)(c)* | 8,000 | 8,000 |
| **San Marcos Redevelopment<br>Agency**<br>M/F Housing RB (Grandon<br>Village) Series 2002A<br>3.94%, 07/06/06 *(a)(b)* | 13,390 | 13,390 |
| **San Mateo Cnty Transit District**<br>Limited Tax Refunding Bonds<br>Series 2005A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 8,745 | 8,745 |
| Limited Tax Refunding Bonds<br>Series 2005B<br>3.97%, 07/06/06 *(a)(b)(c)(d)* | 1,000 | 1,000 |
| **Santa Barbara Cnty**<br>2005-2006 TRAN Series A<br>2.63%, 07/25/06 | 28,500 | 28,525 |
| **Santa Clara Cnty Housing Auth**<br>M/F Housing RB (Monte Vista<br>Terrace Apts) Series 2005C<br>4.05%, 07/06/06 *(a)(b)* | 7,000 | 7,000 |
| **Santa Fe Springs IDA**<br>IDRB (Tri-West) Series 1983<br>3.40%, 07/03/06 *(a)(b)* | 4,000 | 4,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Santa Rosa**<br>Wastewater Refunding RB<br>Series 2004A<br>3.94%, 07/06/06 *(a)(b)* | 24,000 | 24,000 |
| **Santa Rosa Housing Auth**<br>M/F Housing RB (Quail Run<br>Apts) Series 1997A<br>4.02%, 07/06/06 *(a)(b)* | 8,190 | 8,190 |
| **Sierra Joint Community<br>College District**<br>GO Bonds (School Facilities<br>Improvement District<br>No.1 & 2-Election of 2004)<br>Series A<br>4.01%, 07/06/06 *(a)(b)(c)(d)* | 12,425 | 12,425 |
| **Sonoma Cnty Junior<br>College District**<br>GO Bonds (Election of 2002)<br>Series B<br>3.96%, 07/06/06 *(a)(b)(c)(d)* | 16,650 | 16,650 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 6,415 | 6,415 |
| **South Placer Wastewater Auth**<br>RB Series B<br>3.98%, 07/06/06 *(a)(b)(c)* | 5,200 | 5,200 |
| **South San Francisco**<br>M/F Housing RB (Magnolia<br>Plaza Apts) Series 1987A<br>4.00%, 07/05/06 *(a)(b)* | 5,500 | 5,500 |
| **Southern California HFA**<br>S/F Mortgage RB Series 2004A<br>4.01%, 07/05/06 *(a)(c)* | 21,100 | 21,100 |
| S/F Mortgage RB Series 2004B<br>4.01%, 07/05/06 *(a)(c)* | 14,665 | 14,665 |
| **Southern California<br>Metropolitan Water District**<br>RB Series 1999A<br>4.00%, 07/05/06 *(a)(c)(d)* | 18,500 | 18,500 |
| RB Series 2001C1<br>3.85%, 07/03/06 *(a)(c)* | 29,200 | 29,200 |
| Refunding RB Series 2001B1<br>3.92%, 07/06/06 *(a)(c)* | 6,500 | 6,500 |
| Water RB Series 2001C2<br>3.87%, 07/03/06 *(a)(c)* | 6,000 | 6,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Stockton** | | |
| Special Tax Bonds (Arch Road East Community Facilities District No.99-02) Series 1999 | | |
| 3.96%, 07/06/06 *(a)(b)* | 940 | 940 |
| **Sunnyvale** | | |
| COP (Government Center Site Acquisition) Series 2001A | | |
| 3.93%, 07/06/06 *(a)(b)(c)* | 7,590 | 7,590 |
| **Sweetwater Union High SD** | | |
| GO Bonds (Election of 2000) Series C | | |
| 4.00%, 07/06/06 *(a)(b)(c)* | 7,900 | 7,900 |
| **Tobacco Securitization Auth of Southern California** | | |
| Tobacco Settlement Asset-Backed Bonds (San Diego Cnty TASC) Series 2006A | | |
| 4.01%, 07/06/06 *(a)(b)(c)* | 5,300 | 5,300 |
| **University of California** | | |
| General RB Series 2003A | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 17,270 | 17,270 |
| General RB Series 2005F | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 8,195 | 8,195 |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 21,975 | 21,975 |
| General RB Series G | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 18,025 | 18,025 |
| Limited Project RB Series 2005B | | |
| 3.95%, 07/05/06 *(a)(b)(c)* | 7,000 | 7,000 |
| 3.96%, 07/06/06 *(a)(b)(c)* | 10,340 | 10,340 |
| 4.00%, 07/06/06 *(a)(b)(c)* | 6,470 | 6,470 |
| RB (Multiple Purpose) Series K | | |
| 4.01%, 07/06/06 *(a)(c)(d)* | 19,430 | 19,430 |
| RB (Multiple Purpose) Series O | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 7,995 | 7,995 |
| **Ventura Cnty** | | |
| TRAN Series 2005-06 | | |
| 4.00%, 07/03/06 | 50,000 | 50,004 |
| **Vernon Natural Gas Financing Auth** | | |
| RB (Vernon Gas) Series 2006C | | |
| 3.95%, 07/05/06 *(a)(b)(c)* | 25,000 | 25,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Victor Valley Community College District** | | |
| COP Series 1997 | | |
| 3.95%, 07/06/06 *(a)(b)* | 50,275 | 50,275 |
| **Western Placer Unified SD** | | |
| COP (School Facilities) Series 2003 | | |
| 4.00%, 07/06/06 *(a)(b)* | 8,600 | 8,600 |
| **Westminister Redevelopment Agency** | | |
| M/F Housing RB (Brookhurst Royale Senior Assisted Living) Series 2000A | | |
| 4.00%, 07/06/06 *(a)(b)* | 7,700 | 7,700 |
| Tax Allocation Refunding RB (Commercial Redevelopment Project No.1) Series 1997 | | |
| 3.94%, 07/06/06 *(a)(b)(c)* | 1,500 | 1,500 |
| **Westminster** | | |
| COP (Civic Center Refunding) Series 1998A | | |
| 3.94%, 07/06/06 *(a)(b)(c)* | 2,915 | 2,915 |
| | | **8,053,382** |
| **Puerto Rico  2.2%** | | |
| **Puerto Rico** | | |
| Public Improvement Bonds Series 2001A | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 200 | 200 |
| Public Improvement Bonds Series 2001B | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 2,000 | 2,000 |
| Public Improvement Refunding Bonds Series 2002A | | |
| 4.06%, 07/06/06 *(a)(b)(c)(d)* | 995 | 995 |
| TRAN Series 2006 | | |
| 3.23%, 07/28/06 *(b)* | 25,000 | 25,023 |
| **Puerto Rico Electric Power Auth** | | |
| RB Series HH | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 9,665 | 9,665 |
| RB Series II | | |
| 4.00%, 07/06/06 *(a)(b)(c)(d)* | 7,405 | 7,405 |
| **Puerto Rico Highway and Transportation Auth** | | |
| Highway Refunding RB Series BB | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 830 | 830 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| RB Series 2000B | | |
| 3.98%, 07/05/06 *(a)(b)(c)(d)* | 4,935 | 4,935 |
| RB Series Y | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 7,400 | 7,400 |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 10,600 | 10,600 |
| Refunding RB Series AA | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 3,995 | 3,995 |
| Subordinated RB Series 2003 | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 2,000 | 2,000 |
| Transportation Refunding RB<br>Series 2005L | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 6,975 | 6,975 |
| Transportation Refunding RB<br>Series L | | |
| 3.97%, 07/06/06 *(a)(b)(c)(d)* | 5,800 | 5,800 |
| 3.97%, 07/06/06 *(a)(b)(c)* | 15,000 | 15,000 |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 8,115 | 8,115 |
| **Puerto Rico Housing Finance<br>Corp** | | |
| Homeownership Mortgage<br>RB Series 1998A | | |
| 4.01%, 07/06/06 *(a)(b)(c)(d)* | 3,500 | 3,500 |
| **Puerto Rico Infrastructure<br>Financing Auth** | | |
| Special Obligation Bonds<br>Series 2000A | | |
| 4.02%, 07/06/06 *(a)(c)(d)* | 29,000 | 29,000 |
| Special Tax Refunding RB<br>Series 2005C | | |
| 3.98%, 07/06/06 *(a)(b)(c)(d)* | 155 | 155 |
| 3.99%, 07/06/06 *(a)(b)(c)* | 13,595 | 13,595 |
| **Puerto Rico Public<br>Buildings Auth** | | |
| Government Facilities RB<br>Series B | | |
| 3.96%, 07/06/06 *(a)(b)(c)(d)* | 10,095 | 10,095 |
| Refunding RB Series L | | |
| 3.99%, 07/06/06 *(a)(b)(c)(d)* | 6,545 | 6,545 |
| | | **173,828** |

At 6/30/06, the cost of the fund's investments was $8,227,210.

*(a)* Variable rate security.
*(b)* Credit-enhanced security
*(c)* Liquidity-enhanced security
*(d)* Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $2,313,281 or 29.3% of net assets.

*COP* – Certificate of participation
*GO* – General obligation
*HFA* – Housing Finance Agency
*IDA* – Industrial Development Authority
*IDRB* – Industrial Development Revenue Bond
*RAN* – Revenue anticipation note
*RB* – Revenue bond
*TECP* – Tax-exempt commercial paper
*TRAN* – Tax and revenue anticipation note

**End of Investments.**

Statement of

## Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $8,227,210 |
| Cash | 1,022 |
| Receivables: | |
| Receivable for investment sold | 106,107 |
| Fund shares sold | 245,317 |
| Interest | 61,905 |
| Prepaid expenses | + 118 |
| **Total assets** | **8,641,679** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 121,018 |
| Investments bought | 614,057 |
| Dividends to shareholders | 10,305 |
| Investment adviser and administrator fees | 141 |
| Transfer agent and shareholder services fees | 203 |
| Trustee's fees | 6 |
| Accrued expenses | + 166 |
| **Total liabilities** | **745,896** |

### Net Assets

| | |
|---|---|
| **Total assets** | 8,641,679 |
| **Total liabilities** | − 745,896 |
| **Net assets** | **$7,895,783** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 7,898,457 |
| Net realized capital losses | (2,674) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|---|
| Sweep Shares | $4,207,734 | | 4,209,763 | | $1.00 |
| Value Advantage Shares | $3,688,049 | | 3,688,809 | | $1.00 |

*See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$124,426** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized losses on investments sold | (204) |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 13,501 |
| Transfer agent and shareholder service fees: | | |
|    Sweep Shares | | 9,370 |
|    Value Advantage Shares | | 3,810 |
| Trustees' fees | | 20 |
| Custodian fees | | 146 |
| Portfolio accounting fees | | 88 |
| Professional fees | | 24 |
| Registration fees | | 77 |
| Shareholder reports | | 44 |
| Other expenses | + | 31 |
| Total expenses | | 27,111 |
| Custodian credits | – | 5 |
| Expense reduction | – | 5,844 |
| N**et expenses** | | **21,262** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 124,426 |
| **Net expenses** | – | 21,262 |
| **Net investment income** | | **103,164** |
| **Net realized losses** | + | (204) |
| **Increase in net assets from operations** | | **$102,960** |

30    *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

| | | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
|---|---|---|---|
| Net investment income | | $103,164 | $130,419 |
| Net realized losses | + | (204) | (619) |
| **Increase in net assets from operations** | | **102,960** | **129,800** |

### Distributions Paid

| | | | |
|---|---|---|---|
| **Dividends from net investment income** | | | |
| Sweep Shares | | 54,404 | 71,464 |
| Value Advantage Shares | + | 48,760 | 58,952 |
| **Total dividends from net investment income** | | **103,164** | **130,416** |

### Transactions in Fund Shares *

| | | | |
|---|---|---|---|
| **Shares Sold** | | | |
| Sweep Shares | | 11,496,429 | 18,372,058 |
| Value Advantage Shares | + | 3,089,879 | 4,453,975 |
| **Total shares sold** | | **14,586,308** | **22,826,033** |
| | | | |
| **Shares Reinvested** | | | |
| Sweep Shares | | 48,818 | 70,262 |
| Value Advantage Shares | + | 39,011 | 52,187 |
| **Total shares reinvested** | | **87,829** | **122,449** |
| | | | |
| **Shares Redeemed** | | | |
| Sweep Shares | | (11,471,556) | (18,455,404) |
| Value Advantage Shares | + | (2,680,329) | (4,091,191) |
| **Total shares redeemed** | | **(14,151,885)** | **(22,546,595)** |
| | | | |
| **Net transactions in fund shares** | | **522,252** | **401,887** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 7,373,735 | 6,972,464 |
| Total increase | + | 522,048 | 401,271 |
| **End of period** | | **$7,895,783** | **$7,373,735** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

## 1. Business Structure of the Fund

Schwab California Municipal Money Fund is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund discussed in this report, which is highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New Jersey Municipal Money Fund |
| (organized October 20, 1989) | Schwab Pennsylvania Municipal Money Fund |
| Schwab Money Market Fund | Schwab AMT Tax-Free Money Fund |
| Schwab Government Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Value Advantage Money Fund | Schwab Investor Money Fund |
| Schwab Municipal Money Fund | Schwab Advisor Cash Reserves |
| Schwab California Municipal Money Fund | Schwab Cash Reserves |
| Schwab New York Municipal Money Fund | |

Schwab California Municipal Money Fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

### (a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:** The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or class are charged directly to that fund or class. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (g) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

**Average daily net assets**

| | |
|---|---|
| First $1 billion | 0.38% |
| Over $1 billion | 0.35% |
| Over $10 billion | 0.32% |
| Over $20 billion | 0.30% |
| Over $40 billion | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| | Transfer Agent Fees | Shareholder Service Fees |
|---|---|---|
| Sweep Shares | 0.25% | 0.20% |
| Value Advantage Shares | 0.05% | 0.17% |

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through April 29, 2007, as follows:

| | |
|---|---|
| Sweep Shares | 0.64%* |
| Value Advantage Shares | 0.45% |

*Prior to April 30, 2006, the limit was 0.65% for Sweep Shares.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund's total security transactions with other Schwab Funds was $1,222,665.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

### 4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and market discount. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration dates:

| Expire | |
|---|---|
| 2008 | $955 |
| 2011 | 508 |
| 2012 | 397 |
| 2013 | 610 |
| **Total** | **$2,470** |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 4. Federal Income Taxes (continued)

100% of the fund's distributions for the year ended December 31, 2005 were from tax-exempt interest dividends as follows:

From tax-exempt income           $130,416

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of December 31, 2005, the funds made the following reclassifications:

| | |
|---|---|
| Capital shares | — |
| Undistributed net investment income | $(9) |
| Net realized capital gains and losses | $9 |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab California Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the

resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.**  The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.**  With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.**  With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.**  The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

**Independent Trustees**

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

**Independent Trustees** continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

42

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver**<br>1955<br>President and Chief Executive Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward**<br>1955<br>Senior Vice President and Chief Investment Officer<br>(Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira**<br>1964<br>Treasurer and Principal Financial Officer<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis**<br>1959<br>Senior Vice President and Chief Investment Officer—Fixed Income<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963<br>Senior Vice President and Chief Investment Officer—Equities<br>(Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes** Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)** A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities** Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond** A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund** A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes** Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss** The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper** Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities** Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality** The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings** Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk** The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

---

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**dollar-weighted average maturity (DWAM)** See weighted average maturity.

**effective yield** A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as a percentage of the investment's market value.

46

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812


Printed on recycled paper.
MFR25721-04

# Schwab Money Market Fund™

**Semiannual Report**
June 30, 2006

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that money funds are a great way to invest cash between long-term investments. And while no investment is risk free, money funds can also be good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

As a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four of which occurred during the six-month period covered in this report), yields on money funds are more attractive than they have been in several years. With their relatively short weighted average maturity (WAM), money funds are typically positioned to capture a rise in market rates more quickly than those fixed income funds with longer maturities.

Here at Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in high tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities.

In closing, I would like to emphasize that we at Schwab strive every day to warrant the trust you have placed in us. My colleagues and I continue to see opportunities ahead, and we are committed to helping you maximize them.

Thank you for investing with us.

Sincerely,

*An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.*

# Management's Discussion for the six months ended June 30, 2006



**Evelyn Dilsaver** is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for your Schwab money fund for the six-month period ended June 30, 2006. Although the report period was marked by volatility, our money funds performed as designed, providing you with current income, stability of capital and convenient access to your money.

I'd like to take this opportunity to remind you that Schwab offers a range of money funds, including our purchased money funds, Schwab Value Advantage Investments®. These funds are designed for investors who have larger balances and don't require frequent access to their cash. They require a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include various taxable and tax-free investment strategies.

Further down the maturity spectrum, our ultrashort bond fund, Schwab YieldPlus,™ offers higher yield potential with higher risk than a money fund. Because taxes are always a concern, Schwab also offers two Schwab Tax-Free YieldPlus Funds that can help you manage tax impact and your exposure to the alternative minimum tax (AMT).

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

*Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.*

*Please remember that with Schwab YieldPlus and Tax-Free YieldPlus Funds, investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bond funds are subject to increased loss of principal during periods of rising interest rates.*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

## The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. At the end of the six-month report period, the benchmark rate was up to 5.25%. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Nonetheless, higher short-term rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

In this market environment, our strategy was to position the fund for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our holdings of variable rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. In addition, we also purchased securities with longer maturities in order to add yield to the portfolio.

To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) in the mid to high 40-day range over the course of the reporting period. Keeping the WAM in this range provided the flexibility to adapt and respond to the changes in interest rates.

## Performance and Fund Facts as of 6/30/06    Ticker Symbol: SWMXX

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | |
|---|---|
| **Seven-Day Yield**[1] | 4.43% |
| **Seven-Day Yield–No Waiver**[2] | 4.38% |
| **Seven-Day Effective Yield**[1] | 4.53% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 48 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

# Fund Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

|  | Expense Ratio[1] (Annualized) | Beginning Account Value at 1/1/06 | Ending Account Value (Net of Expenses) at 6/30/06 | Expenses Paid During Period[2] 1/1/06–6/30/06 |
|---|---|---|---|---|
| **Schwab Money Market Fund™** |  |  |  |  |
| Actual Return | 0.74% | $1,000 | $1,020.01 | $3.71 |
| Hypothetical 5% Return | 0.74% | $1,000 | $1,021.12 | $3.71 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

# Financial Statements

## Financial Highlights

| | 1/1/06–<br>6/30/06* | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|   Net investment income | 0.02 | 0.03 | 0.01 | 0.01 | 0.01 | 0.04 |
| Less distributions: | | | | | | |
|   Dividends from net investment income | (0.02) | (0.03) | (0.01) | (0.01) | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.00[1] | 2.56 | 0.68 | 0.50 | 1.23 | 3.73 |
| **Ratios/Supplemental Data (%)** | | | | | | |
| Ratios to average net assets: | | | | | | |
|   Net operating expenses | 0.74[2] | 0.74 | 0.75 | 0.75 | 0.75 | 0.75 |
|   Gross operating expenses | 0.79[2] | 0.78 | 0.78 | 0.78 | 0.78 | 0.79 |
|   Net investment income | 3.96[2] | 2.52 | 0.67 | 0.50 | 1.22 | 3.63 |
| Net assets, end of period ($ x 1,000,000) | 30,033 | 42,552 | 44,023 | 49,079 | 51,063 | 49,116 |

* Unaudited.
[1] Not annualized.
[2] Annualized.

## Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q.  The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room.  The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date and the maturity date shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 73.3% | Fixed-Rate Obligations | 22,019,166 | 22,019,166 |
| 16.1% | Variable-Rate Obligations | 4,827,310 | 4,827,310 |
| 10.1% | Other Investments | 3,022,503 | 3,022,503 |
| 99.5% | Total Investments | 29,868,979 | 29,868,979 |
| 0.5% | Other Assets and Liabilities | | 164,121 |
| 100.0% | Net Assets | | 30,033,100 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations  73.3% of net assets** | | |
| **Bank Notes  2.9%** | | |
| **Bank of America, N.A.** | | |
| 5.09%, 07/21/06 | 140,000 | 140,000 |
| 5.10%, 07/21/06 | 159,000 | 159,000 |
| 5.10%, 07/25/06 | 360,000 | 360,000 |
| 5.08%, 08/04/06 | 229,000 | 229,000 |
| | | **888,000** |
| **Certificates of Deposit  21.5%** | | |
| **Barclays Bank PLC** | | |
| 5.18%, 08/24/06 | 8,000 | 8,000 |
| 5.26%, 04/05/07 | 113,000 | 113,000 |
| **Bayerische Hypo- und Vereinsbank AG** | | |
| 5.08%, 07/12/06 | 120,000 | 120,000 |
| **BNP Paribas** | | |
| 4.63%, 07/10/06 | 178,000 | 178,000 |
| 4.89%, 08/23/06 | 220,000 | 220,000 |
| 5.17%, 08/25/06 | 170,000 | 170,000 |
| 5.21%, 11/06/06 | 114,000 | 114,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.23%, 11/13/06 | 118,000 | 118,000 |
| 5.27%, 02/02/07 | 153,000 | 153,000 |
| **Caylon** | | |
| 4.83%, 07/17/06 | 43,000 | 43,000 |
| 4.83%, 08/10/06 | 120,000 | 120,000 |
| **Citibank, N.A.** | | |
| 5.12%, 08/10/06 | 50,000 | 50,000 |
| 5.13%, 08/11/06 | 216,000 | 216,000 |
| 5.13%, 08/15/06 | 101,000 | 101,000 |
| 5.13%, 08/17/06 | 110,000 | 110,000 |
| 5.17%, 08/24/06 | 130,000 | 130,000 |
| 5.20%, 08/31/06 | 49,000 | 49,000 |
| 5.23%, 09/05/06 | 8,000 | 8,000 |
| 5.40%, 09/20/06 | 92,000 | 92,000 |
| **Credit Suisse** | | |
| 4.66%, 07/03/06 | 80,000 | 80,000 |
| 5.11%, 10/02/06 | 104,000 | 104,000 |
| **Depfa Bank, PLC** | | |
| 4.80%, 08/02/06 | 55,000 | 55,000 |
| **Deutsche Bank, AG** | | |
| 4.63%, 07/14/06 | 200,000 | 200,000 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 4.62%, 10/26/06 | 236,000 | 236,000 |
| 4.85%, 01/26/07 | 116,000 | 116,000 |
| 5.01%, 02/09/07 | 50,000 | 50,000 |
| **Dexia Credit Local** | | |
| 5.27%, 02/07/07 | 85,000 | 84,818 |
| **Landesbank Baden-Wurttemberg** | | |
| 4.63%, 07/10/06 | 10,000 | 10,000 |
| 5.46%, 09/26/06 | 92,000 | 91,999 |
| 5.49%, 12/20/06 | 200,000 | 200,000 |
| **Mitsubishi UFJ Trust & Banking Corp.** | | |
| 5.11%, 07/06/06 | 100,000 | 100,000 |
| **Mizuho Corp. Bank Ltd.** | | |
| 4.85%, 07/14/06 | 155,000 | 155,000 |
| 5.17%, 08/08/06 | 120,000 | 120,000 |
| 5.29%, 09/13/06 | 26,000 | 26,000 |
| **Morgan Stanley Bank** | | |
| 5.28%, 07/26/06 | 60,000 | 60,000 |
| **Nordea Bank Finland, PLC** | | |
| 4.62%, 08/08/06 | 146,000 | 146,000 |
| 4.95%, 09/08/06 | 35,000 | 35,000 |
| 5.27%, 02/01/07 | 190,000 | 190,000 |
| **Skandinaviska Enskilda Banken AB** | | |
| 5.17%, 07/14/06 | 41,000 | 41,000 |
| 4.83%, 07/21/06 | 43,000 | 43,000 |
| **Societe Generale** | | |
| 4.91%, 08/25/06 | 141,000 | 140,999 |
| **Sumitomo Mitsui Banking Corp.** | | |
| 5.29%, 07/25/06 | 179,000 | 179,000 |
| 5.25%, 09/05/06 | 65,000 | 65,000 |
| **Sumitomo Trust & Banking Co.** | | |
| 4.97%, 08/08/06 | 165,000 | 165,000 |
| 5.02%, 09/11/06 | 75,000 | 75,000 |
| 5.13%, 10/05/06 | 17,000 | 17,000 |
| **Svenska Handelsbanken AB** | | |
| 5.20%, 08/14/06 | 145,000 | 145,000 |
| **Toronto Dominion Bank** | | |
| 5.16%, 09/05/06 | 47,000 | 47,000 |
| 5.00%, 09/14/06 | 79,000 | 79,000 |
| 5.11%, 10/05/06 | 95,000 | 95,000 |
| **Unicredito Italiano SpA** | | |
| 5.10%, 07/21/06 | 50,000 | 49,997 |
| 5.16%, 08/10/06 | 46,000 | 45,998 |
| 5.18%, 08/24/06 | 105,000 | 105,000 |
| 5.24%, 09/08/06 | 10,000 | 10,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.27%, 09/08/06 | 40,000 | 39,999 |
| 5.30%, 09/15/06 | 150,000 | 150,000 |
| 5.23%, 11/17/06 | 45,000 | 45,000 |
| **Washington Mutual Bank** | | |
| 5.08%, 07/07/06 | 37,000 | 37,000 |
| 5.37%, 12/04/06 | 70,000 | 69,977 |
| **Wells Fargo Bank, N.A.** | | |
| 5.20%, 07/07/06 | 115,000 | 115,000 |
| 5.20%, 07/28/06 | 440,000 | 440,000 |
| 5.19%, 07/31/06 | 52,000 | 52,000 |
| **Wilmington Trust Company** | | |
| 4.92%, 08/03/06 | 27,000 | 27,000 |
| 5.19%, 10/18/06 | 10,000 | 10,000 |
| | | **6,461,787** |
| **Commercial Paper & Other Corporate Obligations 47.8%** | | |
| **AB Spintab** | | |
| 5.16%, 08/07/06 | 45,000 | 44,763 |
| 5.41%, 08/28/06 | 135,000 | 133,833 |
| **Alliance & Leicester, PLC** | | |
| 4.84%, 07/13/06 *(c)* | 7,500 | 7,488 |
| 4.88%, 08/10/06 *(c)* | 30,000 | 29,841 |
| 4.89%, 08/10/06 *(c)* | 11,000 | 10,942 |
| 5.12%, 08/14/06 *(c)* | 41,313 | 41,058 |
| 5.28%, 09/12/06 *(c)* | 25,000 | 24,736 |
| 5.38%, 09/15/06 *(c)* | 94,000 | 92,946 |
| **Amstel Funding Corp.** | | |
| 5.09%, 07/17/06 *(b)(c)* | 190,967 | 190,538 |
| 5.16%, 08/21/06 *(b)(c)* | 42,000 | 41,697 |
| 5.20%, 08/29/06 *(b)(c)* | 56,000 | 55,529 |
| 5.48%, 09/26/06 *(b)(c)* | 17,000 | 16,778 |
| **Amsterdam Funding Corp.** | | |
| 5.28%, 07/20/06 *(a)(b)(c)* | 30,000 | 29,917 |
| 5.18%, 07/24/06 *(a)(b)(c)* | 111,900 | 111,532 |
| 5.19%, 07/25/06 *(a)(b)(c)* | 12,000 | 11,959 |
| 5.17%, 08/02/06 *(a)(b)(c)* | 40,000 | 39,818 |
| **Anglo Irish Bank Corp., PLC** | | |
| 5.19%, 08/29/06 *(c)* | 36,000 | 35,698 |
| **Aquinas Funding, L.L.C.** | | |
| 5.30%, 07/21/06 *(a)(b)(c)* | 50,209 | 50,062 |
| 5.29%, 07/27/06 *(a)(b)(c)* | 50,498 | 50,306 |
| 5.39%, 09/18/06 *(a)(b)(c)* | 29,000 | 28,662 |
| 5.45%, 09/18/06 *(a)(b)(c)* | 6,000 | 5,929 |
| **ASAP Funding Ltd.** | | |
| 5.12%, 07/07/06 *(a)(b)(c)* | 48,000 | 47,959 |
| 5.13%, 08/01/06 *(a)(b)(c)* | 28,000 | 27,878 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.12%, 08/02/06 (a)(b)(c) | 15,000 | 14,933 |
| 5.13%, 08/03/06 (a)(b)(c) | 118,000 | 117,453 |
| **Atlantic Asset Securitization, L.L.C.** | | |
| 5.08%, 07/10/06 (a)(b)(c) | 23,425 | 23,395 |
| 5.10%, 07/17/06 (a)(b)(c) | 49,440 | 49,329 |
| 5.22%, 07/17/06 (a)(b)(c) | 47,884 | 47,773 |
| 5.33%, 09/12/06 (a)(b)(c) | 10,816 | 10,701 |
| 5.49%, 09/20/06 (a)(b)(c) | 98,000 | 96,805 |
| **Atlantis One Funding Corp.** | | |
| 4.80%, 08/02/06 (b)(c) | 28,000 | 27,883 |
| 5.12%, 08/07/06 (b)(c) | 96,252 | 95,752 |
| 5.18%, 08/25/06 (b)(c) | 31,000 | 30,758 |
| 5.23%, 09/01/06 (b)(c) | 112,936 | 111,932 |
| 5.26%, 09/07/06 (b)(c) | 84,000 | 83,177 |
| 5.18%, 10/17/06 (b)(c) | 79,236 | 78,036 |
| 5.18%, 10/18/06 (b)(c) | 54,180 | 53,352 |
| 5.19%, 10/19/06 (b)(c) | 95,000 | 93,534 |
| 5.21%, 10/27/06 (b)(c) | 8,031 | 7,898 |
| 5.24%, 10/30/06 (b)(c) | 50,000 | 49,143 |
| 5.18%, 11/01/06 (b)(c) | 75,000 | 73,707 |
| **Bank of America Corp.** | | |
| 4.84%, 07/17/06 | 341,000 | 340,282 |
| 5.12%, 07/28/06 | 165,000 | 164,372 |
| 4.92%, 08/24/06 | 250,000 | 248,200 |
| 5.17%, 08/24/06 | 165,000 | 163,736 |
| **Bank of Ireland** | | |
| 4.86%, 08/09/06 (c) | 38,000 | 37,805 |
| **Bear Stearns Companies, Inc.** | | |
| 5.12%, 08/07/06 | 35,000 | 34,818 |
| 4.88%, 08/14/06 | 23,000 | 22,866 |
| 5.40%, 09/19/06 | 124,000 | 122,531 |
| 5.44%, 09/21/06 | 132,000 | 130,385 |
| 5.53%, 11/30/06 | 18,000 | 17,590 |
| **Beta Finance, Inc.** | | |
| 5.10%, 07/12/06 (b)(c) | 22,000 | 21,966 |
| 4.89%, 08/21/06 (b)(c) | 14,000 | 13,905 |
| 4.93%, 08/25/06 (b)(c) | 50,000 | 49,633 |
| **Blue Spice, L.L.C.** | | |
| 5.18%, 08/29/06 (a)(b)(c)(d) | 93,000 | 92,221 |
| **Cancara Asset Securitisation, L.L.C.** | | |
| 5.31%, 09/13/06 (a)(b)(c) | 100,000 | 98,923 |
| 5.39%, 09/18/06 (a)(b)(c) | 107,132 | 105,881 |
| 5.39%, 09/19/06 (a)(b)(c) | 38,033 | 37,583 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **CBA Finance, Inc.** | | |
| 5.27%, 01/23/07 (a) | 25,000 | 24,274 |
| **CC (USA), Inc.** | | |
| 5.03%, 07/17/06 (b)(c) | 17,000 | 16,963 |
| 5.10%, 07/17/06 (b)(c) | 25,000 | 24,944 |
| 5.42%, 08/29/06 (b)(c) | 13,000 | 12,886 |
| 5.27%, 09/11/06 (b)(c) | 35,000 | 34,636 |
| 5.28%, 09/14/06 (b)(c) | 20,000 | 19,783 |
| 5.30%, 09/15/06 (b)(c) | 22,000 | 21,757 |
| **Chariot Funding, L.L.C.** | | |
| 5.08%, 07/07/06 (a)(b)(c) | 26,000 | 25,978 |
| 5.29%, 07/20/06 (a)(b)(c) | 14,592 | 14,551 |
| **Citigroup Funding, Inc.** | | |
| 5.09%, 07/10/06 (a) | 192,000 | 191,758 |
| 5.03%, 07/14/06 (a) | 131,000 | 130,765 |
| 5.23%, 07/18/06 (a) | 100,000 | 99,754 |
| 5.12%, 07/26/06 (a) | 48,000 | 47,832 |
| 4.91%, 08/21/06 (a) | 123,000 | 122,165 |
| 5.18%, 08/24/06 (a) | 85,000 | 84,348 |
| **Clipper Receivables Co., L.L.C.** | | |
| 5.29%, 07/27/06 (a)(b)(c) | 130,550 | 130,054 |
| 5.31%, 07/27/06 (a)(b)(c) | 238,000 | 237,092 |
| **Concord Minuteman Capital Co., Series A** | | |
| 5.09%, 07/19/06 (a)(b)(c) | 98,000 | 97,753 |
| 5.39%, 09/18/06 (a)(b)(c) | 49,000 | 48,429 |
| **Dakota CP Notes of Citibank Credit Card Issuance Trust** | | |
| 4.96%, 07/06/06 (b)(c) | 230,000 | 229,843 |
| 5.09%, 07/07/06 (b)(c) | 70,000 | 69,941 |
| 5.28%, 07/20/06 (b)(c) | 80,000 | 79,778 |
| 5.11%, 08/02/06 (b)(c) | 175,000 | 174,214 |
| 5.12%, 08/09/06 (b)(c) | 35,000 | 34,809 |
| 5.32%, 08/16/06 (b)(c) | 46,000 | 45,690 |
| 5.23%, 09/01/06 (b)(c) | 59,895 | 59,363 |
| 5.31%, 09/14/06 (b)(c) | 38,000 | 37,585 |
| 5.41%, 09/21/06 (b)(c) | 31,000 | 30,624 |
| **Danske Corp.** | | |
| 5.17%, 10/31/06 (a)(c) | 51,000 | 50,129 |
| 4.98%, 11/21/06 (a)(c) | 32,000 | 31,390 |
| 5.28%, 12/04/06 (a)(c) | 275,000 | 268,875 |
| 5.34%, 04/30/07 (a)(c) | 96,000 | 91,907 |
| **Dexia Delaware, L.L.C.** | | |
| 5.31%, 08/04/06 (a) | 75,000 | 74,626 |

## Portfolio Holdings (Unaudited) continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **DnB NOR Bank ASA** | | |
| 4.95%, 09/06/06 | 80,000 | 79,281 |
| **Dorada Finance, Inc.** | | |
| 5.23%, 09/01/06 *(b)(c)* | 53,000 | 52,529 |
| 5.26%, 09/11/06 *(b)(c)* | 38,000 | 37,606 |
| 5.28%, 09/12/06 *(b)(c)* | 15,000 | 14,842 |
| **Edison Asset Securitization Corp., L.L.C.** | | |
| 5.26%, 11/20/06 *(a)(b)(c)* | 100,000 | 97,976 |
| **Falcon Asset Securitization Corp.** | | |
| 5.26%, 07/20/06 *(a)(b)(c)* | 74,000 | 73,795 |
| 5.31%, 07/25/06 *(a)(b)(c)* | 26,479 | 26,386 |
| **Five Finance, Inc.** | | |
| 5.10%, 07/19/06 *(b)(c)* | 13,000 | 12,967 |
| 5.09%, 07/28/06 *(b)(c)* | 2,000 | 1,992 |
| 5.48%, 09/15/06 *(b)(c)* | 22,000 | 21,748 |
| 5.39%, 09/18/06 *(b)(c)* | 38,000 | 37,557 |
| 5.23%, 11/15/06 *(b)(c)* | 4,000 | 3,923 |
| **ForeningsSparbanken AB (Swedbank), Inc.** | | |
| 4.92%, 08/24/06 | 9,000 | 8,935 |
| 4.97%, 08/24/06 | 19,000 | 18,861 |
| **Galaxy Funding, Inc.** | | |
| 5.30%, 08/17/06 *(b)(c)* | 20,000 | 19,863 |
| 5.23%, 09/01/06 *(b)(c)* | 40,000 | 39,645 |
| **General Electric Capital Corp.** | | |
| 5.26%, 07/03/06 | 350,000 | 349,898 |
| 5.26%, 09/07/06 | 110,000 | 108,922 |
| 5.22%, 11/06/06 | 157,000 | 154,164 |
| **Grampian Funding, L.L.C.** | | |
| 4.92%, 08/08/06 *(a)(b)(c)* | 10,000 | 9,949 |
| 4.93%, 08/23/06 *(a)(b)(c)* | 8,000 | 7,943 |
| 5.02%, 09/22/06 *(a)(b)(c)* | 90,000 | 88,983 |
| 5.42%, 09/26/06 *(a)(b)(c)* | 173,000 | 170,765 |
| 5.18%, 10/10/06 *(a)(b)(c)* | 25,000 | 24,646 |
| 5.50%, 10/30/06 *(a)(b)(c)* | 44,000 | 43,201 |
| 5.28%, 11/17/06 *(a)(b)(c)* | 13,000 | 12,741 |
| **HBOS Treasury Services, PLC** | | |
| 5.11%, 08/07/06 *(a)* | 33,000 | 32,829 |
| 5.11%, 08/08/06 *(a)* | 99,000 | 98,473 |
| 5.46%, 10/03/06 *(a)* | 43,000 | 42,396 |
| **HSBC U.S.A., Inc.** | | |
| 5.22%, 11/10/06 | 20,000 | 19,627 |
| 5.22%, 11/13/06 | 32,000 | 31,390 |
| **HSH Norbank AG** | | |
| 5.45%, 09/13/06 | 15,000 | 14,834 |
| 5.42%, 09/22/06 | 20,900 | 20,642 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 5.45%, 09/29/06 | 84,000 | 82,870 |
| **Irish Life & Permanent, PLC** | | |
| 4.84%, 07/18/06 *(c)* | 13,000 | 12,971 |
| 4.85%, 07/18/06 *(c)* | 28,600 | 28,536 |
| 4.84%, 07/19/06 *(c)* | 42,000 | 41,900 |
| 5.31%, 08/21/06 *(c)* | 9,000 | 8,933 |
| 5.36%, 12/08/06 *(c)* | 42,000 | 41,026 |
| **IXIS Commercial Paper Corp.** | | |
| 4.98%, 09/08/06 *(a)(c)* | 212,000 | 210,027 |
| **Jupiter Securitization Corp.** | | |
| 5.39%, 09/20/06 *(a)(b)(c)* | 68,225 | 67,408 |
| **K2 (USA), L.L.C.** | | |
| 4.63%, 07/06/06 *(b)(c)* | 12,000 | 11,992 |
| 4.81%, 08/04/06 *(b)(c)* | 24,000 | 23,894 |
| 4.87%, 08/14/06 *(b)(c)* | 25,000 | 24,855 |
| 4.93%, 08/25/06 *(b)(c)* | 50,000 | 49,633 |
| 5.39%, 09/18/06 *(b)(c)* | 13,000 | 12,849 |
| 5.03%, 09/28/06 *(b)(c)* | 42,000 | 41,491 |
| 5.24%, 10/27/06 *(b)(c)* | 29,000 | 28,515 |
| **KBC Financial Products International, Ltd.** | | |
| 5.02%, 09/25/06 *(a)(c)* | 81,000 | 80,052 |
| 5.24%, 11/09/06 *(a)(c)* | 39,000 | 38,276 |
| **Lexington Parker Capital Co., L.L.C.** | | |
| 4.74%, 07/18/06 *(a)(b)(c)* | 100,000 | 99,781 |
| 5.45%, 09/19/06 *(a)(b)(c)* | 45,000 | 44,462 |
| **Mane Funding Corp.** | | |
| 5.15%, 08/17/06 *(b)(c)* | 62,000 | 61,589 |
| 5.27%, 09/12/06 *(b)(c)* | 30,000 | 29,684 |
| 5.39%, 09/18/06 *(b)(c)* | 121,196 | 119,781 |
| 5.45%, 09/25/06 *(b)(c)* | 165,390 | 163,264 |
| **Mont Blanc Capital Corp.** | | |
| 5.08%, 07/10/06 *(a)(b)(c)* | 65,000 | 64,918 |
| **Morgan Stanley** | | |
| 5.29%, 07/13/06 | 142,000 | 141,750 |
| **Nationwide Building Society** | | |
| 5.11%, 07/24/06 | 112,000 | 111,638 |
| **Nieuw Amsterdam Receivables Corp.** | | |
| 5.11%, 07/10/06 *(a)(b)(c)* | 50,000 | 49,936 |
| 5.11%, 07/24/06 *(a)(b)(c)* | 33,600 | 33,492 |
| 5.11%, 07/25/06 *(a)(b)(c)* | 20,000 | 19,933 |
| 5.12%, 08/08/06 *(a)(b)(c)* | 30,397 | 30,235 |
| 4.94%, 09/01/06 *(a)(b)(c)* | 30,771 | 30,516 |
| 5.39%, 09/19/06 *(a)(b)(c)* | 11,000 | 10,870 |
| 5.24%, 11/09/06 *(a)(b)(c)* | 20,544 | 20,163 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Nordea North America, Inc.** | | |
| 5.22%, 09/01/06 *(a)* | 115,000 | 113,979 |
| **Park Avenue Receivables Co., L.L.C.** | | |
| 5.14%, 07/12/06 *(a)(b)(c)* | 4,000 | 3,994 |
| 5.28%, 07/24/06 *(a)(b)(c)* | 42,366 | 42,224 |
| 5.29%, 07/24/06 *(a)(b)(c)* | 100,947 | 100,608 |
| **Park Granada, L.L.C.** | | |
| 5.11%, 08/04/06 *(b)(c)* | 158,000 | 157,246 |
| 5.12%, 08/10/06 *(b)(c)* | 35,000 | 34,804 |
| 5.21%, 11/03/06 *(b)(c)* | 25,000 | 24,559 |
| 5.22%, 11/03/06 *(b)(c)* | 20,000 | 19,647 |
| **Picaros Funding, L.L.C.** | | |
| 5.11%, 07/21/06 *(a)(b)(c)* | 92,000 | 91,741 |
| 4.97%, 09/01/06 *(a)(b)(c)* | 30,000 | 29,749 |
| 5.41%, 09/27/06 *(a)(b)(c)* | 4,000 | 3,948 |
| **San Paolo I M I U.S. Financial Co.** | | |
| 4.93%, 08/10/06 *(a)* | 53,000 | 52,716 |
| **Santander Central Hispano Finance (Delaware), Inc.** | | |
| 5.18%, 10/04/06 | 28,000 | 27,627 |
| **Scaldis Capital Ltd.** | | |
| 5.25%, 07/20/06 *(a)(b)(c)* | 199,686 | 199,135 |
| 5.31%, 07/25/06 *(a)(b)(c)* | 90,000 | 89,683 |
| 5.28%, 09/12/06 *(a)(b)(c)* | 20,000 | 19,789 |
| 5.30%, 09/12/06 *(a)(b)(c)* | 57,276 | 56,669 |
| 5.30%, 09/13/06 *(a)(b)(c)* | 50,000 | 49,462 |
| 5.46%, 09/25/06 *(a)(b)(c)* | 59,935 | 59,165 |
| 5.46%, 09/26/06 *(a)(b)(c)* | 117,171 | 115,648 |
| **Sedna Finance, Inc.** | | |
| 5.39%, 08/01/06 *(b)(c)* | 60,000 | 59,723 |
| 5.27%, 09/08/06 *(b)(c)* | 10,000 | 9,900 |
| 5.35%, 05/08/07 *(b)(c)* | 62,000 | 62,000 |
| **Sheffield Receivables Corp.** | | |
| 5.14%, 07/24/06 *(a)(b)(c)* | 204,000 | 203,335 |
| 4.95%, 09/05/06 *(a)(b)(c)* | 9,762 | 9,676 |
| **Sigma Finance, Inc.** | | |
| 5.11%, 07/26/06 *(b)(c)* | 57,000 | 56,800 |
| 4.92%, 08/09/06 *(b)(c)* | 2,000 | 1,990 |
| 4.89%, 08/21/06 *(b)(c)* | 138,000 | 137,067 |
| 4.94%, 08/31/06 *(b)(c)* | 45,000 | 44,632 |
| 5.20%, 08/31/06 *(b)(c)* | 30,000 | 29,739 |
| 5.28%, 09/15/06 *(b)(c)* | 84,000 | 83,076 |
| 5.29%, 11/28/06 *(b)(c)* | 11,000 | 10,764 |
| 5.29%, 11/30/06 *(b)(c)* | 15,000 | 14,674 |
| 5.33%, 12/01/06 *(b)(c)* | 50,000 | 48,897 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 5.37%, 12/06/06 *(b)(c)* | 60,000 | 58,624 |
| 5.37%, 12/08/06 *(b)(c)* | 64,000 | 62,514 |
| **Societe Generale North America, Inc.** | | |
| 4.66%, 07/05/06 *(a)* | 185,000 | 184,906 |
| 4.97%, 11/17/06 *(a)* | 22,000 | 21,593 |
| **Svenska Handelsbanken, Inc.** | | |
| 5.23%, 10/23/06 *(a)* | 34,164 | 33,612 |
| **Thunder Bay Funding, L.L.C.** | | |
| 5.08%, 07/05/06 *(a)(b)(c)* | 39,400 | 39,378 |
| 5.10%, 07/11/06 *(a)(b)(c)* | 13,000 | 12,982 |
| 4.84%, 08/08/06 *(a)(b)(c)* | 51,229 | 50,974 |
| 5.42%, 09/18/06 *(a)(b)(c)* | 58,000 | 57,320 |
| **Ticonderoga Funding, L.L.C.** | | |
| 5.08%, 07/07/06 *(a)(b)(c)* | 100,000 | 99,916 |
| 5.27%, 07/19/06 *(a)(b)(c)* | 14,199 | 14,162 |
| 5.29%, 07/25/06 *(a)(b)(c)* | 20,000 | 19,930 |
| **UBS Finance (Delaware), Inc.** | | |
| 5.27%, 07/03/06 *(a)* | 225,000 | 224,934 |
| 5.12%, 07/11/06 *(a)* | 327,000 | 326,538 |
| 5.15%, 07/26/06 *(a)* | 445,000 | 443,419 |
| **Westpac Banking Corp.** | | |
| 4.99%, 09/08/06 *(c)* | 186,000 | 184,266 |
| 5.43%, 09/29/06 *(c)* | 10,541 | 10,400 |
| 5.27%, 11/22/06 *(c)* | 50,000 | 48,974 |
| **Westpac Trust Securities NZ, Ltd.** | | |
| 5.03%, 07/24/06 *(a)(c)* | 24,550 | 24,472 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.13%, 07/27/06 *(b)(c)* | 13,000 | 12,952 |
| 5.28%, 09/11/06 *(b)(c)* | 20,000 | 19,792 |
| 5.38%, 09/15/06 *(b)(c)* | 20,000 | 19,776 |
| **White Pine Finance, L.L.C.** | | |
| 5.27%, 09/08/06 *(b)(c)* | 7,823 | 7,745 |
| 5.38%, 09/15/06 *(b)(c)* | 32,675 | 32,309 |
| 5.45%, 09/20/06 *(b)(c)* | 21,563 | 21,302 |
| **Windmill Funding Corp.** | | |
| 5.18%, 07/18/06 *(a)(b)(c)* | 18,000 | 17,956 |
| 5.19%, 07/27/06 *(a)(b)(c)* | 55,000 | 54,795 |
| | | **14,349,379** |

**Promissory Notes  1.1%**

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 10/30/06 *(d)* | 220,000 | 220,000 |
| 5.35%, 01/19/07 *(d)* | 100,000 | 100,000 |
| | | **320,000** |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Variable-Rate Obligations  16.1% of net assets** | | |
| **ABAG Financial Authority for Nonprofit Corps., California** | | |
| 5.35%, 07/06/06 (a) | 17,785 | 17,785 |
| **Albuquerque, New Mexico Airport** | | |
| Series B | | |
| 5.40%, 07/05/06 (a) | 15,700 | 15,700 |
| **Bank of Ireland** | | |
| 5.24%, 07/20/06 (c) | 50,000 | 50,000 |
| **Bank of New York Co., Inc.** | | |
| 5.40%, 07/27/06 (c) | 75,000 | 75,000 |
| **Barclays Bank, PLC** | | |
| 5.07%, 07/05/06 | 90,000 | 90,000 |
| 5.28%, 07/27/06 | 25,000 | 24,997 |
| **Bear Stearns Companies, Inc.** | | |
| 4.77%, 07/21/06 | 11,000 | 11,000 |
| **BNP Paribas** | | |
| 5.07%, 07/05/06 | 65,000 | 64,995 |
| **Canadian Imperial Bank of Commerce** | | |
| 5.28%, 07/17/06 | 100,000 | 100,000 |
| 5.28%, 07/24/06 | 65,000 | 65,000 |
| **CFM International, Inc.** | | |
| 5.35%, 07/03/06 (a)(c) | 13,990 | 13,990 |
| **Commonwealth Bank of Australia** | | |
| 5.29%, 07/24/06 (c) | 50,000 | 50,000 |
| **Concord Minutemen Capital Co., Series A** | | |
| 5.29%, 07/27/06 (a)(b)(c) | 50,000 | 49,999 |
| **Cook County, IL** | | |
| 5.37%, 07/05/06 (a) | 30,000 | 30,000 |
| **Dexia Credit Local** | | |
| 5.26%, 07/26/06 | 79,000 | 78,991 |
| **Five Finance, Inc.** | | |
| 5.16%, 07/17/06 (b)(c) | 49,000 | 48,999 |
| **General Electric Capital Corp.** | | |
| 5.25%, 07/10/06 | 175,000 | 175,000 |
| 5.35%, 07/17/06 | 75,000 | 75,000 |
| **Genworth Life & Annuity** | | |
| 5.19%, 07/03/06 (d) | 100,000 | 100,000 |
| 5.19%, 07/03/06 (d) | 50,000 | 50,000 |
| **Goldman Sachs Group, Inc.** | | |
| 5.20%, 07/10/06 (c)(d) | 225,000 | 225,000 |
| **J.P. Morgan Securities, Inc.** | | |
| 5.15%, 07/03/06 (c) | 100,000 | 100,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **K2 (USA), L.L.C.** | | |
| 5.31%, 07/17/06 (b)(c) | 110,000 | 109,989 |
| **Liberty Lighthouse U.S. Capital Co., L.L.C.** | | |
| 5.09%, 07/05/06 (b)(c) | 73,000 | 72,997 |
| 5.09%, 07/07/06 (b)(c) | 66,000 | 65,999 |
| **Links Finance, L.L.C.** | | |
| 5.11%, 07/10/06 (b)(c) | 30,000 | 29,998 |
| 5.15%, 07/10/06 (b)(c) | 57,000 | 57,002 |
| 5.15%, 07/17/06 (b)(c) | 115,000 | 114,996 |
| 5.18%, 07/17/06 (b)(c) | 122,000 | 122,003 |
| 5.21%, 07/17/06 (b)(c) | 113,000 | 113,020 |
| **LoanStar Assets Partners II, L.P.** | | |
| 5.37%, 07/06/06 (a) | 45,000 | 45,000 |
| **Lowndes Corp., Georgia** | | |
| 5.45%, 07/06/06 (a)(c) | 2,350 | 2,350 |
| **Merlot 2000 B** | | |
| 5.50%, 07/05/06 (a)(c) | 32,630 | 32,630 |
| **Merlot 2001 A67** | | |
| 5.50%, 07/05/06 (a)(c) | 35,065 | 35,065 |
| **Merlot 2001 A7** | | |
| 5.50%, 07/05/06 (a)(c) | 15,470 | 15,470 |
| **Merrill Lynch & Co., Inc.** | | |
| 5.18%, 07/17/07 | 100,000 | 100,000 |
| **Metropolitan Life Insurance Co.** | | |
| 5.16%, 07/03/06 (d) | 100,000 | 100,000 |
| **Monumental Life Insurance Co.** | | |
| 5.26%, 07/03/06 (d) | 100,000 | 100,000 |
| **Morgan Stanley** | | |
| 5.15%, 07/03/06 | 240,000 | 240,000 |
| **New Jersey Economic Development Authority** | | |
| 5.25%, 07/03/06 (a) | 20,850 | 20,850 |
| 5.28%, 07/03/06 (a) | 41,830 | 41,830 |
| **Nordea Bank AB** | | |
| 5.13%, 07/10/06 (c) | 50,000 | 50,000 |
| 5.15%, 07/11/06 (c) | 45,000 | 45,000 |
| **Royal Bank of Canada** | | |
| 5.20%, 07/10/06 | 60,000 | 60,000 |
| **Royal Bank of Scotland, PLC** | | |
| 5.07%, 07/05/06 | 100,000 | 99,994 |
| 5.20%, 07/19/06 | 20,000 | 19,999 |
| 5.27%, 07/21/06 (c) | 185,000 | 185,000 |
| 5.29%, 07/31/06 | 181,000 | 180,994 |

## Portfolio Holdings (Unaudited) continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Santa Rosa, California** | | |
| 5.35%, 07/06/06 (a) | 9,300 | 9,300 |
| **SE Christian Church, Jefferson County, Kentucky** | | |
| 5.46%, 07/06/06 (a) | 8,115 | 8,115 |
| **Sigma Finance, Inc.** | | |
| 5.11%, 07/06/06 (b)(c) | 11,000 | 11,000 |
| 5.16%, 07/17/06 (b)(c) | 73,000 | 72,999 |
| 5.20%, 07/17/06 (b)(c) | 20,000 | 20,003 |
| **Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska** | | |
| 5.35%, 07/06/06 (a) | 11,860 | 11,860 |
| **Societe Generale** | | |
| 5.08%, 07/03/07 (c) | 60,000 | 60,000 |
| **Svenska Handelsbanken AB** | | |
| 5.07%, 07/03/06 | 100,000 | 99,995 |
| **The Goldman Sachs Group, Inc.** | | |
| 5.15%, 07/03/06 | 128,000 | 128,007 |
| **Travelers Insurance Co.** | | |
| 5.39%, 07/28/06 (d) | 100,000 | 100,000 |
| **Wachovia Asset Securitization Issuance, L.L.C.** | | |
| Series 2005 - HEMM 1 Class A | | |
| 5.31%, 07/25/06 (a)(b)(c) | 39,399 | 39,399 |
| **Wells Fargo & Co.** | | |
| 5.16%, 07/03/06 (c) | 75,000 | 75,000 |
| 5.19%, 07/17/06 (c) | 165,000 | 165,004 |
| **Whistlejacket Capital, L.L.C.** | | |
| 5.16%, 07/17/06 (b)(c) | 73,000 | 72,998 |
| 5.22%, 07/20/06 (b)(c) | 26,000 | 25,999 |
| 5.23%, 07/20/06 (b)(c) | 61,000 | 60,999 |
| **White Pine Finance, L.L.C.** | | |
| 5.13%, 07/10/06 (b)(c) | 70,000 | 69,996 |
| 5.13%, 07/12/06 (b)(c) | 47,000 | 47,000 |
| 5.15%, 07/17/06 (b)(c) | 50,000 | 50,000 |
| 5.15%, 07/17/06 (b)(c) | 93,000 | 92,997 |
| 5.31%, 07/27/06 (b)(c) | 35,000 | 34,997 |
| | | **4,827,310** |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Other Investments  10.1% of net assets** | | |
| **Repurchase Agreements  10.1%** | | |
| **Bank of America Securities L.L.C.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $846,600 5.28%, issued 06/30/06, due 07/03/06 | 830,365 | 830,000 |
| **Bear Stearns & Co., Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $288,660 5.28%, issued 06/30/06, due 07/03/06 | 283,124 | 283,000 |
| **Credit Suisse Securities (USA), L.L.C.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $9,694 5.25%, issued 06/30/06, due 07/03/06 | 9,507 | 9,503 |
| **Goldman Sachs & Co.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $612,000 5.28%, issued 06/30/06, due 07/03/06 | 600,264 | 600,000 |
| **Morgan Stanley & Co., Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $103,827 5.25%, issued 06/30/06, due 07/03/06 | 100,044 | 100,000 |
| **UBS Financial Services, Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,224,002 5.28%, issued 06/30/06, due 07/03/06 | 1,200,528 | 1,200,000 |
| | | **3,022,503** |

## Portfolio Holdings (Unaudited) continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**End of Investments.**

At 06/30/06, the cost of the fund's investments was $29,868,979.

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Cost/Value ($ x 1,000) |
|---|---|---|
| **At 06/30/06, portfolio holdings included illiquid and/or restricted securities as follows:** | | |
| **Blue Spice, L.L.C.** | | |
| 5.18%, 05/25/06, 08/29/06 | 93,000 | 92,221 |
| **Genworth Life & Annuity** | | |
| 5.19%, 02/01/06, 07/03/07 | 100,000 | 100,000 |
| 5.19%, 02/01/06, 07/03/07 | 50,000 | 50,000 |
| | | **150,000** |
| **Metropolitan Life Insurance Co.** | | |
| 5.16%, 02/01/06, 07/03/06 | 100,000 | 100,000 |
| **Monumental Life Insurance Co.** | | |
| 5.26%, 06/10/93, 07/03/06 | 100,000 | 100,000 |
| **The Goldman Sachs Group, Inc.** | | |
| 4.98%, 02/03/06, 10/30/06 | 220,000 | 220,000 |
| 5.35%, 04/26/05, 01/19/07 | 100,000 | 100,000 |
| | | **320,000** |
| **Travelers Insurance Co.** | | |
| 5.39%, 10/28/05, 07/28/06 | 100,000 | 100,000 |

(a) Credit-enhanced security

(b) Asset-backed security.

(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $12,082,492 or 40.2% of net assets.

(d) Illiquid and/or restricted security.

Statement of
## Assets and Liabilities
As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at cost and value | $26,846,476 |
| Repurchase agreements, at cost and value | 3,022,503 |
| Receivables: | |
| Fund shares sold | 583,557 |
| Investments sold | 1,185 |
| Interest | 97,214 |
| Prepaid expenses | + 270 |
| **Total assets** | **30,551,205** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Dividends to shareholders | 55,014 |
| Fund shares redeemed | 459,633 |
| Investment adviser and administrator fees | 665 |
| Transfer agent and shareholder services fees | 1,107 |
| Trustees' fees | 31 |
| Accrued expenses | + 1,655 |
| **Total liabilities** | **518,105** |

### Net Assets

| | |
|---|---|
| **Total assets** | 30,551,205 |
| **Total liabilities** | - 518,105 |
| **Net assets** | **$30,033,100** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 30,033,146 |
| Net realized capital losses | (46) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $30,033,100 | | 30,033,705 | | $1.00 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | $871,617 |

### Expenses

| | | |
|---|:--:|---:|
| Investment adviser and administrator fees | | 59,032 |
| Transfer agent and shareholder service fees | | 83,369 |
| Trustees' fees | | 67 |
| Custodian fees | | 866 |
| Portfolio accounting fees | | 445 |
| Professional fees | | 60 |
| Registration fees | | 440 |
| Shareholder reports | | 1,259 |
| Other expenses | + | 162 |
| Total expenses | | 145,700 |
| Custodian credits | - | 3 |
| Expense reduction | - | 8,601 |
| **Net expenses** | | **137,096** |

### Increase in Net Assets from Operations

| | | |
|---|:--:|---:|
| **Total investment income** | | 871,617 |
| **Net expenses** | - | 137,096 |
| **Net investment income** | | 734,521 |
| **Net realized gains** | + | 3 |
| **Increase in net assets from operations** | | **$734,524** |

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

### Operations

| | 1/1/06-6/30/06 | 1/1/05-12/31/05 |
|---|---|---|
| Net investment income | $734,521 | $1,083,432 |
| Net realized gains | + 3 | − |
| **Increase in net assets from operations** | **734,524** | **1,083,432** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **734,521** | **1,083,432** |

### Transactions in Fund Shares*

| | | |
|---|---|---|
| Shares sold | 67,153,890 | 133,869,279 |
| Shares reinvested | 676,543 | 1,067,563 |
| Shares redeemed | + (80,349,746) | (136,407,280) |
| Net transactions in fund shares | **(12,519,313)** | **(1,470,438)** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 42,552,410 | 44,022,848 |
| Total decrease | + (12,519,310) | (1,470,438) |
| **End of period** | **$30,033,100** | **$42,552,410** |

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

18    *See financial notes.*

## Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

## 1. Business Structure of the Fund

Schwab Money Market Fund is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund discussed in this report, which is highlighted:

| | |
|---|---|
| **The Charles Schwab Family of Funds** | Schwab New Jersey Municipal Money Fund |
| (organized October 20, 1989) | Schwab Pennsylvania Municipal Money Fund |
| Schwab Money Market Fund | Schwab AMT Tax-Free Money Fund |
| Schwab Government Money Fund | Schwab Massachusetts Municipal Money Fund |
| Schwab U.S. Treasury Money Fund | Schwab Retirement Advantage Money Fund |
| Schwab Value Advantage Money Fund | Schwab Investor Money Fund |
| Schwab Municipal Money Fund | Schwab Advisor Cash Reserves |
| Schwab California Municipal Money Fund | Schwab Cash Reserves |
| Schwab New York Municipal Money Fund | |

Schwab Money Market Fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

### (a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

### (b) Portfolio Investments:

**Delayed-Delivery:** The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**Repurchase Agreements:** The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

### (c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

### (d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

### (e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.  There was no borrowing for the fund during the period.

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 2. Significant Accounting Policies (continued)

### (f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

### (g) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## 3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| Average daily net assets | |
| --- | --- |
| First $1 billion | 0.38% |
| Over $1 billion | 0.35% |
| Over $10 billion | 0.32% |
| Over $20 billion | 0.30% |
| Over $40 billion | 0.27% |

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

| Transfer Agent Fees | Shareholder Service Fees |
| --- | --- |
| 0.25% | 0.20% |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

### 3. Affiliates and Affiliated Transactions (continued)

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses to 0.74% through April 29, 2007.

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund's total security transactions with other Schwab Funds was $22,000.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

### 4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration date:

| Expire | |
|--------|------|
| 2007 | $49 |

## Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

## 4. Federal Income Taxes (continued)

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

| | |
|---|---|
| From ordinary income | $1,083,432 |
| From long-term capital gains | — |
| From return of capital | — |

# Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Money Market Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to its consideration of the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

**Nature, Extent and Quality of Services.** The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the

funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds and their shareholders. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' shareholders are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

**Fund Performance.** The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following

such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

**Fund Expenses.** With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. The Board also considered recent actions by CSIM to adjust fund investor eligibility criteria that would result in more shareholders investing in funds (and share classes within funds) that have lower net operating expenses and that are designed to better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. Following such evaluation and based upon CSIM's agreement to implement proposals related to fund investor eligibility, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

**Profitability.** With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's

profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

**Economies of Scale.** The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, (ii) to implement, by means of expense limitation agreement, over the next several years additional reductions in net overall expenses for certain funds, (iii) to reduce administrative "sweep" fees paid to Schwab in connection with money market fund shares that are used for automatic investment of cash held in customer brokerage accounts, and (iv) to implement future net total operating expense reductions for taxable money funds as a group and non-taxable money funds as a group when aggregate assets of such group of funds exceed certain levels. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

# Trustees and Officers

The tables below give information about the trustees and officers for The Charles Schwab Family of Funds, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

**Independent Trustees**

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Mariann Byerwalter**<br>1960<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. | 98 | *Board 1*—Director, Redwood Trust, Inc.<br>*Board 2*—Director, PMI Group, Inc. |
| **Donald F. Dorward**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising. | 57 | None. |
| **William A. Hasler**<br>1941<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). | 98 | *Board 1*—Director, Aphton Corp.<br>*Board 2*—Director, Mission West Properties<br>*Board 3*—Director, TOUSA<br>*Board 4*—Director, Stratex Networks<br>*Board 5*—Director, Genitope Corp.<br>*Board 6*—Director & Non-Executive Chairman, Solectron Corp.<br>*Board 7*—Director, Ditech Communications Corp. |

## Independent Trustees continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Robert G. Holmes**<br>1931<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm). | 57 | None. |
| **Gerald B. Smith**<br>1950<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2000.) | Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). | 57 | *Board 1*—Board of Cooper Industries<br>*Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P. |
| **Donald R. Stephens**<br>1938<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust). | 57 | None. |
| **Michael W. Wilsey**<br>1943<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). | 57 | None. |

28

## Interested Trustees

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1]) | Principal Occupations During the Past Five Years | Number of Portfolios in Fund Complex Overseen by the Trustee | Other Directorships |
|---|---|---|---|
| **Charles R. Schwab**[2]<br>1937<br>Chairman and Trustee<br>(Chairman and Trustee of The Charles Schwab Family of Funds since 1989.) | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. | 57 | None. |
| **Randall W. Merk**[2]<br>1954<br>Trustee<br>(Trustee of The Charles Schwab Family of Funds since 2005.) | Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. | 98 | None. |

29

## Officers of the Trust

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Evelyn Dilsaver** 1955 President and Chief Executive Officer (Officer of The Charles Schwab Family of Funds since 2004.) | President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation. |
| **Stephen B. Ward** 1955 Senior Vice President and Chief Investment Officer (Officer of The Charles Schwab Family of Funds since 1991.) | Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company. |
| **George Pereira** 1964 Treasurer and Principal Financial Officer (Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc. |
| **Kimon Daifotis** 1959 Senior Vice President and Chief Investment Officer—Fixed Income (Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer** 1963 Senior Vice President and Chief Investment Officer—Equities (Officer of The Charles Schwab Family of Funds since 2004.) | Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc. |

## Officers of the Trust continued

| Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3]) | Principal Occupations During the Past Five Years |
|---|---|
| **Randall Fillmore**<br>1960<br>Chief Compliance Officer and AML Officer<br>(Officer of The Charles Schwab Family of Funds since 2002.) | Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961<br>Secretary and Chief Legal Officer<br>(Officer of The Charles Schwab Family of Funds since 1998.) | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |

1 Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

2 In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

3 The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed securities**  Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

**bond fund**  A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced securities**  Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

**ACES**  Adjustable convertible extendable security
**BAN**  Bond anticipation note
**COP**  Certificate of participation
**GAN**  Grant anticipation note
**GO**  General obligation
**HDA**  Housing Development Authority
**HFA**  Housing Finance Agency
**IDA**  Industrial Development Authority
**IDB**  Industrial Development Board
**IDRB**  Industrial Development Revenue Bond
**M/F**  Multi-family
**RAN**  Revenue anticipation note
**RB**  Revenue bond
**S/F**  Single-family
**TAN**  Tax anticipation note
**TECP**  Tax-exempt commercial paper
**TRAN**  Tax and revenue anticipation note
**VRD**  Variable-rate demand

**dollar-weighted average maturity (DWAM)** See weighted average maturity.

**effective yield** A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**muni, municipal bonds, municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as a percentage of the investment's market value.

**Notes**

**Notes**

**Notes**

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Use our automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

## Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The Schwab Funds Family®

### Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

### Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Funds**

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812


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MFRs13602-10